                                              Filed Pursuant to Rule 424(b)(3)
                                                    Registration No. 333-18207


PROSPECTUS

                          COLE NATIONAL GROUP, INC.

COLE NATIONAL GROUP, INC. LOGO

OFFER TO EXCHANGE ITS 9 7/8% SENIOR SUBORDINATED NOTES DUE 2006, WHICH HAVE BEEN
 REGISTERED UNDER THE SECURITIES ACT, FOR ANY AND ALL OF ITS OUTSTANDING 9 7/8%
         SENIOR SUBORDINATED NOTES DUE 2006 ISSUED ON NOVEMBER 15, 1996

THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON MARCH 6, 1997 UNLESS EXTENDED.

     Cole National Group, Inc., a Delaware corporation (the "Company"), hereby offers to exchange (the "Exchange Offer"), upon the terms and subject to the conditions set forth in this Prospectus and the accompanying Letter of Transmittal (the "Letter of Transmittal"), up to $150,000,000 in aggregate principal amount of the Company's new 9 7/8% Senior Subordinated Notes due 2006 (the "Exchange Notes"), for $150,000,000 in aggregate principal amount of the Company's outstanding 9 7/8% Senior Subordinated Notes due 2006 (the "Original Notes") originally issued on November 15, 1996. The Original Notes and the Exchange Notes are sometimes referred to herein collectively as the "Notes."

     The terms of the Exchange Notes are substantially identical in all respects (including principal amount, interest rate and maturity) to the terms of the Original Notes for which they may be exchanged pursuant to this Exchange Offer, except that (i) the Exchange Notes will be freely transferable by holders thereof (other than as provided herein) and issued free of any covenant restricting transfer absent registration and (ii) holders of the Exchange Notes will not be entitled to certain rights of holders of the Original Notes under the Registration Rights Agreement (as defined herein), which rights will terminate upon the consummation of the Exchange Offer. The Exchange Notes will evidence the same debt as the Original Notes (which they replace) and will be entitled to the benefits of an Indenture dated as of November 15, 1996 governing the Original Notes and the Exchange Notes (the "Indenture"). For a complete description of the terms of the Exchange Notes, see "Description of the Notes." There will be no cash proceeds to the Company from the Exchange Offer.

     The Original Notes were sold on November 15, 1996, by the Company, a wholly owned subsidiary of Cole National Corporation (the "Parent"), in connection with the consummation of the following transactions (collectively, the "Transactions"): (i) the acquisition by the Parent (the "Parent's Acquisition of Pearle") of the outstanding shares of Pearle, Inc. ("Pearle"), which has 347 company-owned and 339 franchised retail optical locations in North America and the Caribbean; (ii) the sale of assets and/or outstanding shares of Pearle Holdings B.V. ("Pearle Holdings"), which owns Pearle's European operations, in transactions pursuant to which the Parent (and not the Company) retained a minority interest in Pearle Holdings' business (the "Pearle Holdings Disposition"); (iii) the sale of the outstanding shares of Pearle (excluding the Parent's retained interest in the European operations) to the Company, as a result of which Pearle became a wholly owned subsidiary of the Company (the "Pearle Acquisition"); (iv) the repurchase from the Parent of $15.1 million of Senior Notes (as defined herein); and (v) the financing of the Pearle Acquisition through the proceeds of the offering of the Original Notes (the "Offering").

     Interest on the Notes will be payable in cash semi-annually on each December 31 and June 30, commencing June 30, 1997. The Notes are redeemable at the option of the Company, in whole or in part, at any time on or after December 31, 2001, at the redemption prices set forth herein, plus accrued and unpaid interest to the date of redemption. In addition, the Company, at its option, may redeem in the aggregate up to 35% of the original principal amount of the Notes at any time and from time to time prior to December 31, 1999 at 109.875% of the aggregate principal amount so

                           (continued on next page)

      SEE "RISK FACTORS" COMMENCING ON PAGE 16 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY HOLDERS OF THE NOTES.

        THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                The date of this Prospectus is January 31, 1997.
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(continued from prior page)

redeemed plus accrued interest to the redemption date, with the Net Proceeds (as defined herein) of one or more Qualified Equity Offerings of the Company or the Parent to the extent such proceeds were contributed to the Company as common equity, provided that at least $97.5 million of the principal amount of the Notes originally issued remain outstanding immediately after the occurrence of any such redemption and that any such redemption occurs within 90 days following the closing of any such Qualified Equity Offering. See "Description of the Notes -- Optional Redemption."

     Upon a Change of Control (as defined herein), each holder of the Notes will be entitled to require the Company to purchase such holder's Notes at 101% of the principal amount thereof plus accrued interest to the purchase date. See "Description of the Notes -- Change of Control Offer." If a Change of Control occurs, there can be no assurance that the Company will have, or will have access to, sufficient funds to enable it to repurchase the Notes. In addition, the Company is obligated in certain instances to make an offer to repurchase the Notes at a purchase price in cash equal to 100% of the principal amount thereof plus accrued interest to the date of repurchase with the net cash proceeds of certain asset sales. See "Description of the Notes -- Certain
Covenants -- Limitation on Certain Asset Sales."

     The Notes will be general unsecured obligations of the Company subordinate in right of payment to all existing and future Senior Indebtedness (as defined herein) of the Company and senior in right of payment to any subordinated indebtedness of the Company. As of November 2, 1996, on a pro forma basis, after giving effect to the Transactions, the Company and its subsidiaries would have had $166.9 million aggregate principal amount of Senior Indebtedness outstanding. Substantially all of the Company's assets are held through subsidiaries and the Notes will be effectively subordinated to the obligations of such subsidiaries. As of November 2, 1996, on a pro forma basis, after giving effect to the Transactions, subsidiaries of the Company had $142.5 million of liabilities outstanding consisting primarily of trade payables and accrued expenses. The Indenture governing the Notes will prohibit the incurrence of additional indebtedness by any subsidiaries other than a limited amount of purchase money indebtedness, capitalized lease obligations and other limited indebtedness under a New Credit Facility (as defined herein). See "Description of Notes -- Certain Covenants."

     The Original Notes were sold on November 15, 1996, in a transaction not registered under the Securities Act of 1933, as amended (the "Securities Act"), in reliance upon an exemption provided in the Securities Act. Accordingly, the Original Notes may not be offered, resold or otherwise pledged, hypothecated or transferred in the United States unless registered under the Securities Act or unless an exemption from the registration requirements of the Securities Act is available. The Exchange Notes are being offered to satisfy the obligations of the Company under the Registration Rights Agreement (as defined herein) relating to the Original Notes. See "The Exchange Offer -- Purposes and Effects of the Exchange Offer." Each holder receiving Exchange Notes, other than a broker-dealer, will represent that the holder is not engaging in or intending to engage in a distribution of such Exchange Notes. Exchange Notes issued pursuant to the Exchange Offer in exchange for the Original Notes may be offered for resale, resold or otherwise transferred by the holder thereof (other than any holder that is an affiliate of the Company within the meaning of Rule 405 under the Securities Act), without compliance with the registration and prospectus delivery requirements of the Securities Act, provided that such Exchange Notes are acquired in the ordinary course of such holders' business and such holders have no arrangement or understanding with any person to participate in the distribution of such Exchange Notes. Each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. The Letter of Transmittal states that by acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. See "The Exchange Offer -- Purposes and Effects of the Exchange Offer" and "Plan of Distribution." Broker-dealers may use this Prospectus, as amended or supplemented, in connection with resales of the Exchange Notes received in exchange for the Original Notes where such Original Notes were acquired by such broker-dealer as a result of market making activities or other such trading.

     The Exchange Offer is not conditioned on any minimum aggregate principal amount of Original Notes being tendered for exchange. The Company will accept for exchange any and all validly tendered Original Notes not withdrawn prior to 5:00 P.M., New York City time, on March 6, 1997 unless extended by the Company, in its sole discretion (the "Expiration Date"). Tenders of Original Notes may be withdrawn at any time prior to the Expiration Date. The Exchange Offer is subject to certain customary conditions. See "The Exchange Offer -- Certain Conditions to the Exchange Offer." Original Notes may be tendered only in integral multiples of $1,000. The Company will pay all expenses incident to the Exchange Offer.

     The Notes constitute securities for which there is no established trading market. Any Original Notes not tendered and accepted in the Exchange Offer will remain outstanding. The Company does not currently intend to list the Exchange Notes on any securities exchange. To the extent that any Original Notes are tendered and accepted in the Exchange Offer, a holder's ability to sell untendered Original Notes would be adversely affected. No assurances can be given as to the liquidity of the trading market for either the Original Notes or the Exchange Notes.
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                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 under the Securities Act with respect to the Exchange Notes offered by this Prospectus. For the purposes hereof, the term Registration Statement means the original Registration Statement and any and all amendments thereto, including the schedules and exhibits to such Registration Statement or any such amendment. This Prospectus, which forms a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, to which reference is hereby made. Each statement made in this Prospectus concerning a document filed as an exhibit to the Registration Statement is qualified in its entirety by reference to such exhibit for a complete statement of its provisions.

     Pursuant to the terms of the Senior Note Indenture (as defined herein), the Company files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at Seven World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may be obtained at prescribed rates by writing the Commission, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a Web site, located at http://www.sec.gov, that contains reports, proxy and information statements and other information regarding registrants, including the Company, that file electronically with the Commission.

     Pursuant to the Indenture, the Company has agreed to furnish to the Trustee and to registered holders of the Notes, without cost to the Trustee or such registered holder, copies of all reports and other information that would be required to be filed by the Company with the Commission under the Securities Exchange Act of 1934 (the "Exchange Act"), whether or not the Company is then required to file reports with the Commission. As a result of the Exchange Offer, the Company will become subject to the periodic reporting and other informational requirements of the Exchange Act. The Company has agreed that, whether or not the Company is subject to filing requirements under Section 13 or 15(d) of the Exchange Act, and so long as any Notes remain outstanding, it will file with the Commission (but only if the Commission at such time is accepting such voluntary filings) and will send the Trustee copies of the financial information, documents and reports that would have been required to be filed with the Commission pursuant to the Exchange Act.

     The principal address of the Company is 5915 Landerbrook Drive, Suite 300, Mayfield Heights, Ohio 44124, telephone number (216) 449-4100.

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                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and the consolidated financial statements and notes thereto appearing elsewhere in this Prospectus. The consummation of the offering of the Original Notes occurred concurrently with the consummation of (i) the Parent's Acquisition of Pearle; (ii) the Pearle Holdings Disposition; and (iii) the Pearle Acquisition. See "The Transactions." As used herein, unless the context otherwise indicates, references in this Prospectus to "Pearle" refer to Pearle after the completion of the Pearle Holdings Disposition. Unless the context otherwise indicates, references to the "Company" refer to Cole National Group, Inc. and its wholly owned subsidiaries, including, for periods following the consummation of the Transactions, Pearle, and references to the "Parent" refer to Cole National Corporation. The Company's fiscal year ends on the Saturday closest to January 31. Fiscal years are identified according to the calendar year in which they begin. For example, the fiscal year ended February 3, 1996 is referred to as "fiscal 1995." Unless otherwise indicated, references herein to the number of stores for the Company or Pearle are as of November 2, 1996.

     This Prospectus contains certain forward-looking statements (including, without limitation, statements that reflect beliefs or anticipations of future operations, results or events) with respect to the business of the Company and the industry in which it operates. These forward-looking statements are subject to certain risks and uncertainties which may cause actual results to differ materially from those stated in or suggested by such forward-looking statements. See "Risk Factors."

                                  THE COMPANY

     The Company, a leading provider of eyewear products, optometric services and personalized gifts, acquired Pearle on November 15, 1996. The combination of the Company and Pearle creates the second largest optical retail company in the United States, with over 1,800 locations in the United States, Canada and the Caribbean. Pearle enjoys one of the most highly recognized brand names in the optical retail industry. Pro forma for the Pearle Acquisition, the Company's fiscal 1995 net sales and EBITDA were $873.7 million and $84.0 million, respectively, with approximately 70% of the Company's net sales derived from its optical business and the remaining 30% derived from its gift business. The Company conducts its business through two principal operating units: (i) Cole Optical, consisting of Cole Vision Corporation ("Cole Vision") and Pearle; and
(ii) Cole Gift, consisting of Things Remembered, Inc. ("Things Remembered") and Cole Gift Centers, Inc. ("CGC").

     Cole Vision operates 980 leased locations within Sears, Montgomery Ward and other host stores and 75 freestanding "Sears Optical" stores, providing eyewear products and optometric services throughout the United States. Cole Vision's product line includes a broad selection of private label and brand name prescription eyeglasses as well as contact lenses and eyewear accessories. Each of Cole Vision's optical stores is linked by computer to Cole Vision's five centralized manufacturing laboratories, which grind, cut and fit lenses to order. Cole Vision provides next day delivery on most of the eyewear it offers when requested by its customers. Cole Vision's managed vision care program is its fastest growing component. Currently, managed vision care represents approximately 30% of Cole Vision's sales and is expected to be an increasing part of the Company's business in the future. As a leading provider of managed vision care programs, Cole Vision is the exclusive contract provider to over 20 million participants and their dependents.

     Pearle's operations consist of 347 company-owned and 339 franchised stores located in freestanding, strip center and mall locations in the United States, Canada and the Caribbean. In 1961, Pearle's first store was opened in Savannah, Georgia by Dr. Stanley Pearle, an optometrist who sought to bring high-quality eyecare products and services to his patients at a good value. Pearle's highly recognized brand name and slogan, Nobody Cares For Eyes More Than Pearle, have been used for over 15 years. Management believes that Pearle has historically targeted a different customer base than Cole Vision. While Pearle's stores sell a broad range of optical products, Pearle features well-recognized designer brand names such as Armani, Calvin Klein, Laura Ashley and Polo, which appeal to the more affluent and fashion-conscious consumer. Unlike Cole Vision, which utilizes centralized laboratories for all of its manufacturing, Pearle produces most of its spectacles at its in-store laboratories. Pearle also has been at the forefront of changing consumer preferences and has pioneered many innovative marketing practices including Buy One Get One Free and one-hour express service.

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     Cole Gift is the only national chain of personalized gift stores in the
United States. Total store locations of 1,302 include 797 Things Remembered locations in enclosed shopping malls and 505 CGC leased locations operated in Sears and other host stores. Cole Gift provides its customers value-added personalization services including gift engraving, glass etching and monogramming and custom embroidering of soft goods, as well as key duplicating. Cole Gift's product offerings include distinctive private label merchandise and branded gift items such as Cross and Parker writing instruments and clocks by Bulova and Seiko. The selection of quality gifts offered in a broad price range satisfy the Cole Gift customer's needs for all important gift-giving occasions.

     The Company has operated each of its specialty service businesses for over 30 years. Over this period, the Company has refined its store formats to produce a strong record of consistent growth in sales and EBITDA. Since 1983, combined sales of Cole Vision and Cole Gift have grown at a compound annual rate of 8.8%, reaching $577.1 million in fiscal 1995. During the same period, EBITDA has grown at a compound annual rate of 10.7% to $61.6 million. During the first nine months ended November 2, 1996, sales grew by 10.2%, including comparable store sales increases of 6.3%, and EBITDA increased 16.0% over prior year levels. See "Selected Historical Financial and Other Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations."

                             THE PEARLE ACQUISITION

     On September 24, 1996, the Parent and The Pillsbury Company signed a definitive purchase agreement for the Parent's Acquisition of Pearle. Pearle historically has maintained separate European operations. On November 15, 1996,
(i) assets and/or outstanding shares of Pearle Holdings, which owned Pearle's European operations, were sold in transactions pursuant to which the Parent (and not the Company) retained an indirect equity interest of approximately 20% in Pearle Holdings, and (ii) the Parent sold the stock of Pearle to the Company for approximately $154 million. Accordingly, Pearle became a wholly owned subsidiary of the Company. In connection with the Pearle Acquisition, the Company also repurchased (the "Senior Note Repurchase") from the Parent $15.1 million principal amount of the Company's 11.25% Senior Notes due 2001 (the "Senior Notes"), which the Parent purchased in the open market during fiscal 1996. The Company financed the Pearle Acquisition and the Senior Note Repurchase through
(i) the proceeds from the offering of the Original Notes, (ii) cash on hand, and
(iii) intercompany borrowings from the Parent. The Senior Notes acquired through the Senior Note Repurchase were retired upon receipt by the Company. See "The Transactions."

     The Company believes the Pearle Acquisition better positions it to meet the increasing vision care needs of an aging population and to become a major provider in the growing managed vision care industry. The Pearle Acquisition complements and expands the Company's optical business by providing a highly recognized brand name, enhancing its customer base and product lines, increasing the number and types of store locations, and adding new growth opportunities. The major benefits of the Pearle Acquisition are summarized as follows:

- INCREASED PRESENCE IN GROWING OPTICAL RETAILING INDUSTRY. Pro forma for the Pearle Acquisition, approximately 70% of the Company's sales will be derived from its optical business. According to industry sources, the United States optical industry grew from $11.4 billion to $13.8 billion between 1990 and 1995 and is expected to increase to $18 billion by the year 2000. The optical retailing industry is expected to continue to benefit from the aging of the United States population since approximately 95% of persons over age 45 require some form of corrective eyewear.

- ENHANCED NAME RECOGNITION. Pearle provides the Company with an established brand name well-known to optical customers, independent from the names of Cole Vision's host stores. Pearle's slogan, Nobody Cares for Eyes More than Pearle, has been used for over 15 years and commands strong consumer recognition. Pearle's brand positioning of high quality eyecare products and services at reasonable prices has been reinforced through an extensive advertising and promotion program featuring Pearle's founder, Dr. Stanley Pearle.

- EXPANDED CUSTOMER BASE AND BROADER PRODUCT LINES. The Company believes there exists little overlap between the Pearle and Cole Vision customer base since each appeals to a different type of consumer. Cole

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   Vision's typical customers are value-oriented consumers who often shop at its host stores, whereas Pearle's customers are often more affluent and fashion-conscious shoppers who are attracted by Pearle's name and reputation. Pearle offers higher price point, brand name merchandise from well-recognized designers such as Armani, Calvin Klein, Laura Ashley and Polo, which is currently unavailable at Cole Vision's stores.

- INCREASED GEOGRAPHICAL PRESENCE AND NEW GROWTH OPPORTUNITIES. The Pearle Acquisition increased the Company's optical locations to over 1,800 in 49 states, Canada and the Caribbean. Management believes that the Company's increased geographical presence and number of locations will make its managed vision care program more attractive to managed care providers and corporations by significantly expanding its network and coverage base. Furthermore, the Pearle network of company-owned and franchised stores offers the Company a new outlet for growth independent of the expansion plans of the Company's host stores. Management believes that the Parent's on-going relationship with Pearle Holdings, which operates the Pearle Vision business in Europe, may provide opportunities for future international expansion of the Pearle business, as well as enhance the Pearle name worldwide.

                               BUSINESS STRATEGY

     The Pearle Acquisition is the most significant strategic development for the Company in the last ten years. The Company believes that the Pearle Acquisition will create economies of scale and synergies that, in conjunction with the utilization of the best historical practices of each of the Company and Pearle, will result in increased revenue and improved operating results and enable the Company to better serve its customers. The Company's strategy to achieve these goals includes the following key components:

- LEADERSHIP BY COLE VISION MANAGEMENT TEAM. The Company operates Pearle and Cole Vision as two separate businesses under the general leadership of Cole Vision's management team. The Company believes that its highly experienced management team is an important asset for the successful integration of Pearle. The Company believes that its success in the optical retailing industry is attributable to Cole Vision's experienced group of senior managers, who have an average tenure of more than ten years with the Company. In contrast, the Company believes Pearle's performance has been hampered by frequent changes in operating strategy and senior management. The Cole Vision management team will help Pearle identify and execute more focused operational and growth strategies.

- FOCUS ON OPERATIONAL EFFICIENCIES TO IMPROVE OPERATING RESULTS. Cole Vision historically has had higher operating margins than Pearle. The Company intends to continuously evaluate the operations of Pearle and Cole Vision for opportunities to effect operational efficiencies and reduce costs through the integration of Pearle. The Company is evaluating several opportunities to improve Pearle's operating results through revenue expansion, cost reductions and consolidation of duplicative facilities and functions. For example, management intends to introduce selling systems at Pearle that emphasize the sale of higher margin products such as anti-reflective coatings and polycarbonate lenses. Management believes that it can also improve Pearle's operating results by introducing direct foreign sourcing of eyeglass frames, which account for approximately 55% of Cole Vision's supply and provide significant cost savings over purchases from domestic distributors. Another potential strategy may be the removal of in-store laboratories in Pearle locations where sales volume is insufficient to support the higher overhead. Furthermore, management believes that economies of scale and other cost saving opportunities exist, particularly in purchasing, advertising efficiency and distribution.

- EXPANSION OF FRANCHISE OPERATIONS; BUSINESS RATIONALIZATION. The Company intends to expand Pearle's franchising operations. The Company has identified strategies that it believes will improve the sales and operating results of Pearle's franchisees, encourage expansion by current franchisees, and enable the Company to attract new franchisees. The Company's management is closely examining the geographic and demographic areas which favor Pearle's franchised stores versus areas which favor company-owned stores. The Company expects that future new store growth will facilitate a rationalization of geographic coverage between company-owned and franchised stores in order to permit more focused local promotional and advertising programs and to streamline field organizations.

- EMPHASIS ON MANAGED VISION CARE. The Pearle Acquisition enhances the Company's ability to compete effectively in the rapidly expanding managed vision care component of the optical industry. The Company

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

   believes this component, which accounts for approximately 30% of Cole Vision's sales, may increase to as much as 50% of its business over the next five years. The acquisition of Pearle's store base increases the Company's number of distribution points and geographical presence, thereby enhancing the Company's appeal to large national corporations as well as regional corporations and organizations. In addition, the Company expects that the more fashion-oriented mix and broader selection of eyewear frames offered by Pearle will increase managed vision care utilization. Currently, the Company believes that Pearle's managed vision care program accounts for approximately 10% of its sales.

- DEVELOPMENT OF NEW MERCHANDISING CONCEPTS. The Company continually seeks to expand on its base business through innovative merchandising concepts. Management's disciplined approach to new merchandising concepts is predicated on initially test marketing each new concept with a small number of prototype stores, thereby limiting capital outlays until operating results warrant additional store roll-out. Cole Vision seeks to increase customer satisfaction by offering a wide selection of innovative products and services, most recently introducing a mail order contact lens service as well as advanced anti-reflective coatings for eyeglasses. CGC is currently test marketing seven "Personally Yours" stores in a major metropolitan area. These stores are extensions of the Gift Centers at Sears and provide personalization on hard and soft goods sold in other Sears departments as well as on CGC's own merchandise. During 1995, CGC added a variety of soft goods to its product lines including towels, bathrobes, pillows and blankets for embroidering or monogramming, and also expanded its seasonal presentation to include items such as gourmet food baskets.

- CONTINUED NEW STORE OPENINGS. The Company is committed to the continued growth of Cole Optical and Cole Gift through the development of new store concepts and the opening of additional locations as well as selected store acquisitions. The Company's new store concepts are almost exclusively extensions of existing businesses. For example, Cole Vision has increased its commitment to freestanding Sears Optical locations in strip shopping centers, opening 63 new stores since the end of fiscal 1993. Cole Vision acquired 73 Sears Optical locations and two freestanding Vision Club stores in Canada in November 1996. Cole Vision has also expanded through the development of new host store relationships, including BJ's Wholesale Club and Target Supercenter, adding 80 new locations since 1995. The Company's current plans include the opening of both company-owned and franchised Pearle locations throughout North America. Since fiscal 1993, Cole Gift has opened 80 Things Remembered personalization superstores, which provide an attractive growth vehicle for personalization sales.

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

                                THE EXCHANGE OFFER

Purpose of the Exchange Offer....    The Original Notes were sold in a
                                     transaction exempt from the registration requirements of the Securities Act by the Company on November 15, 1996 to CIBC Wood
                                     Gundy Securities Corp., CS First Boston
                                     Corporation, NationsBanc Capital Markets,
                                     Inc. and Smith Barney Inc. (the "Initial
                                     Purchasers"). In connection therewith, the
                                     Company executed and delivered, for the
                                     benefit of the holders of the Original
                                     Notes, the Registration Rights Agreement dated November 15, 1996 (the "Registration
                                     Rights Agreement"), which is incorporated by reference as an exhibit to the Registration Statement of which this
                                     Prospectus is a part, providing for, among other things, the Exchange Offer so that the Exchange Notes will be freely transferable by the holders thereof without registration or any prospectus delivery requirements under the Securities Act, except that a "dealer" or any of its "affiliates" as such terms are defined under the Securities Act, who exchanges
                                     Original Notes held for its own account
                                     will be required to deliver copies of this Prospectus in connection with any resale of the Exchange Notes issued in exchange for such Original Notes. See "The Exchange
                                     Offer -- Purposes and Effects of the
                                     Exchange Offer" and "Plan of Distribution."

The Exchange Offer...............    The Company is offering to exchange $1,000
                                     principal amount of Exchange Notes for each $1,000 principal amount of Original Notes that are properly tendered and accepted.
                                     The Company will issue Exchange Notes on or promptly after the Expiration Date. There is $150,000,000 aggregate principal amount of Original Notes outstanding. The Original
                                     Notes and the Exchange Notes are
                                     collectively referred to herein as the
                                     "Notes." The terms of the Exchange Notes are substantially identical in all respects
                                     (including principal amount, interest rate and maturity) to the terms of the Original
                                     Notes for which they may be exchanged
                                     pursuant to the Exchange Offer, except that
                                     (i) the Exchange Notes are freely
                                     transferable by holders thereof (other than as provided herein), and are not subject to any covenant restricting transfer absent registration under the Securities Act and
                                     (ii) holders of the Exchange Notes will not be entitled to certain rights of holders of the Original Notes under the Registration
                                     Rights Agreement, which rights will
                                     terminate upon the consummation of the
                                     Exchange Offer. See "The Exchange Offer."

                                     The Exchange Offer is not conditioned upon any minimum aggregate principal amount of Original Notes being tendered for exchange.

                                     Based on an interpretation by the staff of the Commission set forth in no-action letters issued to third parties, the Company believes that the Exchange Notes issued pursuant to the Exchange Offer in exchange for Original Notes may be offered for resale, resold and otherwise transferred by a holder thereof (other than (i) a broker-dealer who purchases such Exchange Notes directly from the Company to resell pursuant to Rule 144A under the Securities Act or any other available exemption under the Securities Act or (ii) a person that is an affiliate (as defined in Rule 405 under the Securities Act) of the Company), without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the holder is acquiring the Exchange Notes in the ordinary course of its business and is not participating, and has no arrangement or understanding with any person to participate, in the distribution of the Exchange Notes. The Company has not sought, and does not currently intend to seek a no-action letter. There can be no assurance that the staff of the Securities and Exchange Commission would make a similar determination with respect to the Exchange Offer. Each broker-dealer that receives the Exchange Notes for its own account in exchange for the Original Notes, where such Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes.

Registration Rights Agreement....    The Original Notes were sold by the Company
                                     on November 15, 1996 to the Initial
                                     Purchasers pursuant to a Securities
                                     Purchase Agreement dated as of November 13,
                                     1996 by and between the Company and the
                                     Initial Purchasers (the "Purchase
                                     Agreement"). Pursuant to the Purchase
                                     Agreement, the Company and the Initial
                                     Purchasers entered into the Registration
                                     Rights Agreement which grants the holders of the Original Notes certain exchange and registration rights. See "The Exchange
                                     Offer -- Termination of Certain Rights."
                                     This Exchange Offer is intended to satisfy such rights, which terminate upon the consummation of the Exchange Offer. The holders of the Exchange Notes are not entitled to any exchange of registration rights with respect to the Exchange Notes.

Expiration Date..................    The Exchange Offer will expire at 5:00
                                     p.m., New York City time, on March 6, 1997, unless the Exchange Offer is extended by the Company in its reasonable discretion, in which case the term "Expiration Date" shall mean the latest date and time to which the Exchange Offer is extended.

Accrued Interest on the Exchange
  Notes and Original Notes.......    Interest on the Exchange Notes will accrue
                                     from (A) the last interest payment date on which interest was paid on the Original
                                     Notes surrendered in exchange therefor, or
                                     (B) if no interest has been paid on the
                                     Notes, from November 15, 1996. Holders
                                     whose Original Notes are accepted for
                                     exchange will be deemed to have waived the right to receive any interest accrued on the Original Notes.

Conditions to the
  Exchange Offer.................    The Exchange Offer is subject to certain
                                     customary conditions, which may be waived by the Company. See "The Exchange
                                     Offer -- Certain Conditions to the Exchange
                                     Offer." The Exchange Offer is not
                                     conditioned upon any minimum aggregate
                                     principal amount of Original Notes being tendered for exchange. The Company reserves the right to terminate or amend the Exchange Offer at any time prior to the Expiration Date upon the occurrence of any such conditions.

Procedures for Tendering
  Original Notes.................    Each holder of Original Notes wishing to
                                     accept the Exchange Offer must complete, sign and date the Letter of Transmittal, or a facsimile thereof, in accordance with the instructions contained herein and therein, and mail or otherwise deliver such Letter of Transmittal, or such facsimile, together with the Original Notes and any other required documentation to the exchange agent (the "Exchange Agent") at the address set forth herein. Original Notes may be physically delivered, but physical delivery is not required if a confirmation of a book-entry of such Original Notes to the Exchange Agent's account at The Depository
                                     Trust Company ("DTC" or the "Depository") is delivered in a timely fashion. By executing the Letter of Transmittal, each holder will represent to the Company that, among other things, the Exchange Notes acquired pursuant to the Exchange Offer are being obtained in the ordinary course of business of the person receiving such Exchange Notes, whether or not such person is the holder, that neither the holder nor any such other person is engaged in, or intends to engage in, or has an arrangement or understanding with any person to participate in, the distribution of such Exchange Notes and that neither the holder nor any such other person is an "affiliate," as defined under Rule 405 of the Securities Act, of the Company. Each broker or dealer that receives Exchange
                                     Notes for its own account in exchange for Original Notes, where such Original Notes were acquired by such broker or dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. See
                                     "The Exchange Offer -- Procedures for
                                     Tendering" and "Plan of Distribution."

Special Procedures for
  Beneficial Owners..............    Any beneficial owner whose Original Notes
                                     are registered in the name of a broker,
                                     dealer, commercial bank, trust company or other nominee and who wishes to tender should contact such registered holder promptly and instruct such registered holder to tender on such beneficial owner's behalf. If such beneficial owner wishes to tender on such owner's own behalf, such owner must, prior to completing and executing the Letter of Transmittal and delivering his Original Notes, either make appropriate arrangements to register ownership of the Original Notes in such owner's name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time. See "The Exchange
                                     Offer -- Procedures for Tendering."

Guaranteed Delivery Procedures...    Holders of Original Notes who wish to
                                     tender their Original Notes and whose
                                     Original Notes are not immediately
                                     available or who cannot deliver their
                                     Original Notes, the Letter of Transmittal or any other documents required by the Letter of Transmittal to the Exchange Agent prior to the Expiration Date, must tender their Original Notes according to the guaranteed delivery procedures set forth in the "Exchange Offer -- Guaranteed Delivery
                                     Procedures."

Acceptance of the Original Notes
  and Delivery of the Exchange
  Notes..........................    Subject to the satisfaction or waiver of
                                     the conditions to the Exchange Offer, the Company will accept for exchange any and all Original Notes which are properly tendered in the Exchange Offer prior to the Expiration Date. The Exchange Notes issued pursuant to the Exchange Offer will be delivered on the earliest practicable date following the Expiration Date. See "The
                                     Exchange Offer -- Terms of the Exchange
                                     Offer."

Withdrawal Rights................    Tenders of Original Notes may be withdrawn
                                     at any time prior to the Expiration Date.
                                     See "The Exchange Offer -- Withdrawal of
                                     Tenders."

Exchange Agent...................    Norwest Bank Minnesota, National
                                     Association is serving as the Exchange
                                     Agent in connection with the Exchange
                                     Offer. See "The Exchange Offer -- Exchange
                                     Agent."

Effect on Holders of
  the Original Notes.............    As a result of the making of, and upon
                                     acceptance for exchange of all validly
                                     tendered Original Notes pursuant to the
                                     terms of this Exchange Offer, the Company will have fulfilled one of the covenants contained in the Registration Rights
                                     Agreement and, accordingly, there will be no increase in the interest rate on the Original Notes pursuant to the applicable terms of the Registration Rights Agreement due to the Exchange Offer. Holders of the Original Notes who do not tender their Original Notes will be entitled to all the rights and limitations applicable thereto under the Indenture between the Company and Norwest Bank Minnesota, National
                                     Association, as trustee (the "Trustee"), relating to the Original Notes and the Exchange Notes, except for any rights under the Indenture or the Registration Rights
                                     Agreement, which by their terms terminate or cease to have further effectiveness as a result of the making of, and the acceptance for exchange of all validly tendered
                                     Original Notes pursuant to, the Exchange
                                     Offer. All untendered Original Notes will continue to be subject to the restrictions on transfer provided for in the Original
                                     Notes and in the Indenture. To the extent that Original Notes are tendered and accepted in the Exchange Offer, the trading market for untendered Original
                                     Notes could be adversely affected.

Use of Proceeds..................    There will be no cash proceeds to the
                                     Company from the exchange pursuant to the Exchange Offer.

                                   THE NOTES

The Exchange Notes...............    The Exchange Offer applies to $150,000,000
                                     aggregate principal amount of the Original
                                     Notes. The form and terms of the Exchange
                                     Notes are the same as the form and terms of the Original Notes except that (i) the exchange will have been registered under the Securities Act and, therefore, the Exchange Notes will not bear legends restricting their transfer pursuant to the Securities Act, and (ii) holders of the Exchange Notes will not be entitled to certain rights of holders of the Original
                                     Notes under the Registration Rights
                                     Agreement, which rights will terminate upon consummation of the Exchange Offer. The
                                     Exchange Notes will evidence the same debt as the Notes (which they replace) and will be issued under, and be entitled to the benefits of, the Indenture. See
                                     "Description of the Notes" for further
                                     information and for definitions of certain capitalized terms used below.

Issuer...........................    Cole National Group, Inc.

Maturity Date....................    December 31, 2006.

Interest Rate....................    The Notes will bear interest at a rate of
                                     9 7/8% per annum.

Interest Payment Dates...........    Interest will be payable semi-annually on
                                     each December 31 and June 30, commencing
                                     June 30, 1997. Interest on the Notes will be paid on the basis of a 360 day year and twelve 30 day months.

Ranking..........................    The Notes will be general unsecured
                                     obligations of the Company subordinate in right of payment to all existing and future
                                     Senior Indebtedness of the Company and
                                     senior in right of payment to all
                                     subordinated indebtedness of the Company.
                                     As of November 2, 1996, on a pro forma
                                     basis, after giving effect to the Pearle
                                     Acquisition, the Company and its
                                     subsidiaries would have had $166.9 million aggregate principal amount of Senior
                                     Indebtedness outstanding. Because the
                                     Company's operations are conducted through subsidiaries, the Notes will effectively rank junior to all liabilities of the Company's subsidiaries (which were $142.5 million as of November 2, 1996, on a pro forma basis, after giving effect to the Pearle Acquisition) consisting primarily of trade payables and accrued expenses. The
                                     Indenture pursuant to which the Original
                                     Notes were issued will prohibit the
                                     incurrence of additional indebtedness by any subsidiaries other than up to $15 million in the aggregate of purchase money indebtedness and capital leases, up to $3 million in the aggregate of guarantees of franchisee obligations, and limited indebtedness under the New Credit Facility
                                     (as defined). The New Credit Facility will initially be limited to $75 million.

Mandatory Redemption.............    There will be no mandatory redemption
                                     requirements with respect to the Notes.

Optional Redemption..............    The Notes will be redeemable at the option
                                     of the Company, in whole or in part, at any time on or after December 31, 2001, at the redemption prices set forth herein plus accrued interest to the date of redemption.
                                     In addition, the Company, at its option, may redeem in the aggregate up to 35% of the original principal amount of the Notes at any time and from time to time prior to December 31, 1999 at a redemption price equal to 109.875% of the principal amount thereof plus accrued interest to the redemption date with the Net Proceeds of one or more Qualified Equity Offerings, provided that at least $97.5 million principal amount of Notes issued remain outstanding immediately after the occurrence of any such redemption and that any such redemption occurs within 90 days following the closing of any such Qualified
                                     Equity Offering.

Change of Control................    In the event of a Change of Control, the
                                     Company will be required to make an offer to purchase all outstanding Notes at a price equal to 101% of the principal amount thereof plus accrued interest to the date of repurchase. See "Description of the Notes -- Change of Control Offer." There can be no assurance that the Company will have sufficient funds or will be contractually permitted by outstanding
                                     Senior Indebtedness to pay the required
                                     purchase price for all Notes tendered by holders upon a Change of Control.

Asset Sale Proceeds..............    The Company will be obligated in certain
                                     instances to make offers to repurchase the Notes at a purchase price in cash equal to 100% of the principal amount thereof plus accrued interest to the date of repurchase with the net cash proceeds of certain asset sales. See "Description of the Notes --
                                     Certain Covenants -- Limitation on Certain
                                     Asset Sales."

Certain Covenants................    The Indenture contains covenants for the
                                     benefit of the holders of the Notes that, among other things, restrict the ability of the Company and any Subsidiaries (as defined herein) to: (i) incur additional
                                     Indebtedness; (ii) pay dividends and make distributions; (iii) issue stock of subsidiaries; (iv) repurchase stock; (v) create liens; (vi) enter into transactions with affiliates; (vii) enter into sale and leaseback transactions; (viii) merge or consolidate the Company or any subsidiaries; and (ix) transfer and sell assets. These covenants are subject to a number of important exceptions. See
                                     "Description of the Notes -- Certain
                                     Covenants."

                                  RISK FACTORS

     Prospective purchasers of the Notes should consider carefully the information set forth under the caption "Risk Factors" and all other information set forth in this Memorandum in evaluating an investment in the Notes.

                  SUMMARY HISTORICAL FINANCIAL AND OTHER DATA
COMPANY

     The following table sets forth summary historical financial and other data of the Company for (i) the fiscal years 1993 through 1995, which have been derived from the Company's audited consolidated financial statements for those years and (ii) the 39 weeks ended October 28, 1995 and November 2, 1996 which have been derived from the Company's unaudited consolidated condensed financial statements for those periods, which, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for the unaudited interim periods. Results for the 39 weeks ended November 2, 1996 are not necessarily indicative of results that may be expected for the entire year. Prior to the Initial Capitalization (see "The Company"), all operations of the Company were conducted by subsidiaries of the Parent. The summary historical financial and other data set forth below for fiscal year 1993 are based on historical cost as if the Initial Capitalization had occurred at the beginning of fiscal 1993 and the Company had been in existence for that year. Accordingly, transactions of the Parent prior to the Initial Capitalization on September 30, 1993, except for those relating to the debt not assumed by the Company and the interest expense thereon, have been included in the summary historical financial and other data below. The Company's fiscal year ends on the Saturday closest to January 31. Fiscal years are identified according to the calendar year in which they begin. For example, the fiscal year ended February 3, 1996 is referred to as "fiscal 1995." Fiscal 1995 consisted of a 53-week period; all other fiscal years presented consisted of 52-week periods. The information presented below is qualified in its entirety by, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Selected Historical Financial and Other Data" and the consolidated financial statements and notes included elsewhere herein.

                                                                    FISCAL YEAR ENDED               39 WEEKS ENDED
                                                             --------------------------------    --------------------
                                                             JAN. 29,    JAN. 28,    FEB. 3,     OCT. 28,    NOV. 2,
                                                               1994        1995        1996        1995        1996
                                                             --------    --------    --------    --------    --------
                                                                              (DOLLARS IN THOUSANDS)
OPERATING RESULTS:

  Net sales................................................  $472,888    $528,049    $577,091    $401,999    $443,057
  Gross profit.............................................   331,936     363,326     394,157     276,753     306,384
  Operating expenses.......................................   281,149     305,470     332,540     242,269     266,385
  Depreciation and amortization............................    13,516      14,892      15,686      11,552      12,780
                                                             --------    --------    --------    --------    --------
  Income from operations...................................    37,271      42,964      45,931      22,932      27,219
  Interest expense.........................................    18,029      22,266      22,143      16,403      15,943
  Interest income..........................................      (378)       (443)       (761)       (531)     (1,161)
  Income tax provision (benefit)...........................     2,361      (3,703)     10,799       3,107       5,473
                                                             --------    --------    --------    --------    --------
  Income from continuing operations........................  $ 17,259    $ 24,844    $ 13,750    $  3,953    $  6,964
                                                             ========    ========    ========    ========    ========
OTHER DATA:
  Gross margin.............................................      70.2%       68.8%       68.3%       68.8%       69.2%
  EBITDA (a)...............................................  $ 50,787    $ 57,856    $ 61,617    $ 34,484    $ 39,999
  EBITDA margin (a)........................................      10.7%       11.0%       10.7%        8.6%        9.0%
  Capital expenditures.....................................  $ 13,074    $ 18,527    $ 19,675    $ 14,042    $ 15,553
NUMBER OF UNITS (AT END OF PERIOD):
  Cole Vision..............................................       774         938       1,013         998       1,055
  Things Remembered........................................       737         760         778         775         797
  Cole Gift Centers........................................       586         589         587         588         505
                                                             --------    --------    --------    --------    --------
    Total..................................................     2,097       2,287       2,378       2,361       2,357
                                                             ========    ========    ========    ========    ========
COMPARABLE STORE SALES GROWTH (b):
  Cole Vision..............................................      10.7%        9.8%        5.6%        7.4%        8.7%
  Things Remembered........................................       1.8%        0.1%        3.1%        4.3%        3.8%
  Cole Gift Centers........................................      31.6%        5.8%       (4.8)%      (4.8)%       0.7%
    Total..................................................       9.4%        5.5%        3.4%        5.0%        6.3%
BALANCE SHEET DATA (AT END OF PERIOD):
  Total assets.............................................                          $298,990                $327,118
  Long-term debt...........................................                           180,218                 180,033
  Stockholder's equity.....................................                             2,497                   9,461

---------------
(a) EBITDA is defined as income from operations before depreciation and amortization and nonrecurring charges, if any. The Company has included information concerning EBITDA here as it is relevant for covenant analysis under the Indenture for the Notes and the Senior Notes and because it is used by certain investors as a measure of a company's ability to service its debt. EBITDA is not a performance measure under generally accepted accounting principles and should not be considered more meaningful than operating income or cash flows as an indicator of operating performance.
(b) Comparable store sales growth is calculated using sales for all stores open at least twelve months, for the weeks that the stores were open in both the previous and current periods. For the year ended January 29, 1994, the growth in comparable store sales for Cole Gift Centers includes the addition of greeting card merchandise to 171 locations in February 1993.

PEARLE

     The following table sets forth summary historical financial and other data of Pearle for the fiscal years 1993 through 1996, which have been derived from Pearle's audited consolidated financial statements for those years. The summary historical financial and other data of Pearle set forth below includes the operating results and other data of Pearle Holdings presented in note (a) below. Pearle Holdings was disposed of by the Parent prior to the Pearle Acquisition although the Parent retains a minority interest in Pearle Holdings' business. The information presented below is qualified in its entirety by, and should be read in conjunction with, "Selected Historical Financial and Other Data" and the consolidated financial statements and notes of Pearle included elsewhere herein.

                                                                            FISCAL YEARS ENDED SEPTEMBER 30,
                                                                    ------------------------------------------------
                                                                      1993         1994         1995         1996
                                                                    ---------    ---------    ---------    ---------
                                                                                 (DOLLARS IN THOUSANDS)
OPERATING RESULTS (a):
  Revenues........................................................  $ 364,938    $ 336,018    $ 354,252    $ 366,024
  Gross profit (b)................................................    170,153      154,678      167,067      181,538
  Selling, general and administrative expenses (c)................    202,810      160,820      155,256      164,129
  Restructuring and store closure costs (d).......................     33,854        1,876        7,265       (2,083)
  Royalty payments and other affiliate charges (e)................      5,842        5,916        6,039        6,406
  Amortization of intangible assets...............................     19,567       14,289       14,260       15,604
  Provision for impairment of intangible assets and related costs
    (f)...........................................................     22,146           --           --       94,673
                                                                     --------     --------     --------     --------
  Operating loss..................................................   (114,066)     (28,223)     (15,753)     (97,191)
  Interest expense to Pearle's parent (g).........................     15,670       17,309       15,769       15,461
  Other interest income, net......................................     (3,545)      (4,080)      (4,829)      (4,258)
  Gain on sale of subsidiary (f)..................................         --           --      (14,811)          --
  Income tax benefit..............................................    (34,716)     (10,480)     (12,845)      (6,011)
                                                                     --------     --------     --------     --------
  Income (loss) before cumulative effect of accounting change.....  $ (91,475)   $ (30,972)   $     963    $(102,383)
                                                                     ========     ========     ========     ========
OTHER DATA (A):
  Gross margin (b)................................................       46.6%        46.0%        47.2%        49.6%
  EBITDA (h)......................................................  $  32,166    $  28,621    $  35,278    $  37,696
  EBITDA margin (h)...............................................        8.8%         8.5%        10.0%        10.3%
  Capital expenditures............................................  $   4,945    $   6,083    $   7,321    $  13,558
NUMBER OF UNITS IN NORTH AMERICA (AT END OF PERIOD):
  Company-owned stores............................................        412          368          336          345
  Franchised stores...............................................        433          387          361          340
                                                                     --------     --------     --------     --------
  Total...........................................................        845          755          697          685
                                                                     ========     ========     ========     ========
COMPARABLE STORE SALES GROWTH (U.S. LOCATIONS) (i):
  Company-owned stores............................................       (6.6)%        4.4%         4.2%        (1.2)%
  Franchised stores...............................................       (2.0)%        3.0%         2.1%         2.0%

---------------
(a) Includes the following summary financial data of Pearle's European operations owned and operated by Pearle Holdings:

                                                                            FISCAL YEARS ENDED SEPTEMBER 30,
                                                                    ------------------------------------------------
                                                                      1993         1994         1995         1996
                                                                    ---------    ---------    ---------    ---------
                                                                                 (DOLLARS IN THOUSANDS)
      Revenues....................................................  $  52,890    $  48,704    $  59,841    $  63,817
      Gross profit................................................     24,933       21,899       26,469       27,968
      Selling, general and administrative expenses................     18,051       17,974       19,583       20,177
      Amortization and impairment of intangible assets............        217          209          236          238
                                                                     --------     --------     --------     --------
      Income from operations......................................      6,665        3,716        6,650        7,553
      Other interest (income) expense, net........................        582          (99)        (429)        (488)
      Income tax provision........................................      1,986        1,216        2,135        2,510
                                                                     --------     --------     --------     --------
      Net income..................................................  $   4,097    $   2,599    $   4,944    $   5,531
                                                                     ========     ========     ========     ========
      EBITDA......................................................  $  10,183    $   6,858    $  10,184    $  11,487
      Capital expenditures........................................      1,084        2,272        3,279        3,193

(b) Gross profit and gross margin for Pearle are determined on a basis not consistent with that of the Company. Pearle includes certain store occupancy costs and depreciation in cost of goods sold, whereas the Company reports such costs as operating expenses or depreciation and amortization. In addition, Pearle includes payroll, supplies and other costs related to the making of eyeglasses at its in-store labs in selling, general and administrative expenses; the Company and Pearle both classify similar costs of making eyeglasses at their central laboratories in cost of goods sold. Information to reclassify Pearle's historical costs and expenses on a basis consistent with the Company is not readily available. As a result of the Pearle Acquisition, the Company's consolidated gross margin will likely decline from its historical levels because Pearle is expected to have a lower gross margin than the Company due to the higher cost of in-store labs and lower margin wholesale sales to franchised stores partially offset by franchise royalties, fees and interest income on franchise notes receivable which have no corresponding cost of goods sold.

(c) During the year ended September 30, 1993 Pearle recorded a charge to operations (included in selling, general and administrative expenses) of approximately $19.5 million related to the disposal of obsolete retail and laboratory equipment, the abandonment of certain leasehold improvements, the elimination of unrecoverable capitalized software costs and costs associated with the elimination of operations in Germany.

(d) During the year ended September 30, 1993 Pearle recorded a provision related to restructuring its retail operations, including the costs of closing certain unprofitable United States and all German retail locations. During the years ended September 30, 1994 and 1995 Pearle recorded net provisions for estimated costs, consisting primarily of future commitments under operating leases, of closing unprofitable United States and international retail locations. During the year ended September 30, 1996, $2.1 million of the restructuring and store closure reserves was reversed.

(e) Represents amounts paid to an affiliated company pursuant to a licensing agreement in connection with a 1989 acquisition for use of the predecessor's trademark and for management fees. As a result of the Pearle Acquisition, all future payment obligations will be cancelled.

(f) On October 27, 1994, Pearle entered into an agreement to sell all of the capital stock of Ophthalmic Research Group International Company ("ORGIC") to a third party for cash consideration of $14.8 million. During the year ended September 30, 1993, the remaining book value of ORGIC of approximately $22.1 million was written off since, in the opinion of Pearle's management, the value of such assets was not recoverable. As a result, the gain on sale in 1995 was equal to the cash consideration.

    As a result of the sale of Pearle, a provision for impairment of the assets of Pearle was determined to exist at September 30, 1996. Accordingly, a provision for impairment of approximately $88.0 million was recorded to reflect the assets of Pearle at their estimated fair value. The impairment was recorded as a write-off of excess cost over fair value of net tangible assets acquired. A charge of approximately $6.7 million was also recorded for amounts which were paid or will be paid by a Pearle affiliate on behalf of Pearle as a result of the sale.

(g) Interest expense related to intercompany balances which will be cancelled and contributed to Pearle's capital at the closing of the Transactions.

(h) EBITDA is defined as income from operations before depreciation and amortization and nonrecurring charges (including the items described in notes (c), (d), (e) and (f) above) and includes interest income on franchise notes receivable. The Company has included information concerning EBITDA here as it is relevant for covenant analysis under the Indentures for the Notes and the Senior Notes and because it is used by certain investors as a measure of a company's ability to service its debt. EBITDA is not a performance measure under generally accepted accounting principles and should not be considered more meaningful than operating income or cash flows as an indicator of operating performance.

(i) Comparable store sales growth is calculated using sales for all stores open at least twelve months, for the weeks that the stores were open in both the previous and current periods.

          SUMMARY UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION

     The following sets forth summary unaudited pro forma condensed financial information derived from the Unaudited Pro Forma Condensed Consolidated Financial Data contained elsewhere herein. The summary unaudited pro forma condensed financial information for the fiscal year ended February 3, 1996 and the 39 weeks ended November 2, 1996, includes the results of Pearle's operations and gives effect to the Transactions as if each had occurred at the beginning of the respective periods. The summary pro forma balance sheet data presented below presents the financial condition of the Company as if the Transactions had occurred as of November 2, 1996. All data presented below excludes Pearle Holdings, which will not be acquired by the Company.

     The summary unaudited pro forma condensed financial information does not purport to be indicative of the actual financial position or results of the Company that would have actually been attained had the Transactions in fact occurred on the dates specified, nor are they necessarily indicative of the results of operations that may be achieved in the future. Furthermore, the summary unaudited pro forma condensed financial information presented below does not consider any future events which may occur after the Transactions have been consummated. The Company believes revenue and operating expense synergies and purchasing and other cost reductions of the combined operations of the Company and Pearle will be realized after the Company has completed the Pearle Acquisition and has installed its management controls, systems and merchandising and marketing programs. However, for purposes of the Unaudited Pro Forma Condensed Consolidated Statements of Income, these and other potential synergies in overhead expenses have not been reflected because their realization cannot be assured. Nor do the pro forma statements consider the incremental expenses, capital or conversion costs which may be incurred as a result of the Pearle Acquisition. Following the closing of the Transactions, integration and consolidation charges may be incurred which could result in the Company reporting a negative stockholder's equity. The Summary Unaudited Pro Forma Condensed Financial Information is based on certain assumptions and adjustments described in the notes to the Unaudited Pro Forma Condensed Consolidated Financial Data and should be read in conjunction therewith.

                                                                                  PRO FORMA COMBINED
                                                                               -------------------------
                                                                               FISCAL YEAR      39 WEEKS
                                                                                 FEB. 3,        NOV. 2,
                                                                                  1996            1996
                                                                               -----------      --------
                                                                                (DOLLARS IN THOUSANDS)
OPERATING RESULTS:
  Net revenues..............................................................    $ 873,732       $683,544
  Cost of goods sold and operating expenses (a).............................      789,718        620,520
  Restructuring charges, net (b)............................................        8,775         (3,486)
  Depreciation and amortization.............................................       32,181         23,642
                                                                                 --------       --------
  Income from operations....................................................       43,058         42,868
  Interest expense..........................................................       36,830         27,131
  Interest income...........................................................         (150)          (579)
  Income tax provision......................................................        4,377          7,659
                                                                                 --------       --------
  Net income................................................................    $   2,001       $  8,657
                                                                                 ========       ========
OTHER DATA:
  EBITDA (c)................................................................    $  84,014       $ 63,024
  Ratio of EBITDA to interest expense (c)...................................         2.3x           2.4x
NUMBER OF UNITS (AT END OF PERIOD):
  Cole Vision...............................................................                       1,055
  Pearle owned stores.......................................................                         347
  Pearle franchised stores..................................................                         339
  Things Remembered.........................................................                         797
  Cole Gift Centers.........................................................                         505
                                                                                                --------
          Total.............................................................                       3,043
                                                                                                ========
BALANCE SHEET DATA (AT END OF PERIOD):
  Total assets..............................................................                    $531,531
  Long-term debt............................................................                     313,984
  Stockholder's equity......................................................                       9,202

(a) Gross profit and gross margin for Pearle are determined on a basis not consistent with that of the Company. Pearle includes certain store occupancy costs and depreciation in cost of goods sold, whereas the Company reports such costs as operating expenses or depreciation and amortization. In addition, Pearle includes payroll, supplies and other costs related to the making of eyeglasses at its in-store labs in selling, general and administrative expenses; the Company and Pearle both classify similar costs of making eyeglasses at their central laboratories in cost of goods sold. Information to reclassify Pearle's historical costs and expenses on a basis consistent with the Company is not readily available. For the purposes of the pro forma operating results presented above, depreciation normally included in Pearle's cost of goods sold and operating expenses has been reclassified to depreciation and amortization. As a result of the Pearle Acquisition, the Company's consolidated gross margin will likely decline from its historical levels because Pearle is expected to have a lower gross margin than the Company due to the higher cost of in-store labs and lower margin wholesale sales to franchised stores partially offset by franchise royalties, fees and interest income on franchise notes receivable which have no corresponding cost of goods sold.

(b) For the twelve months ended December 31, 1995, Pearle recorded a net provision of approximately $8.8 million for estimated costs, consisting primarily of future commitments under operating leases, of closing unprofitable North American retail locations. During the nine months ended September 30, 1996, Pearle recorded net adjustments of $3.5 million to the restructuring reserves previously established.

(c) EBITDA is defined as income from operations before depreciation and amortization and nonrecurring charges, including restructuring charges, net shown above. The Company has included information concerning EBITDA here as it is relevant for covenant analysis under the Indentures for the Notes and the Senior Notes and because it is used by certain investors as a measure of a company's ability to service its debt. EBITDA is not a performance measure under generally accepted accounting principles and should not be considered more meaningful than operating income or cash flows as an indicator of operating performance. For the purposes of computing the ratio of EBITDA to interest expense, interest expense excludes the amortization of deferred financing costs. Amortization of deferred financing costs used to compute the pro forma ratios of EBITDA to interest expense were $0.9 million and $0.7 million for the fiscal year ended February 3, 1996 and the 39 weeks ended November 2, 1996, respectively.

                                  RISK FACTORS

     Prospective purchasers of the Notes should consider carefully the following factors, as well as other information set forth in this Prospectus, before making an investment in the Notes.

LEVERAGE

     The Company is highly leveraged. Pro forma for the completion of the Transactions, the Company's total indebtedness on November 2, 1996, would have been $314.3 million. The consequences of such leverage include, but are not limited to, the following: (i) the ability of the Company to obtain additional financing for acquisitions, working capital, capital expenditures or other purposes, if necessary, may be impaired or such financing may not be on terms favorable to the Company; (ii) the Company will have significantly increased cash requirements for debt service; (iii) financial and other covenants and operating restrictions imposed by the terms of the indenture (the "Indenture") entered into in connection with the Offering, along with the terms of the existing indenture (the "Senior Note Indenture") relating to the Senior Notes will limit, among other things, its ability to borrow additional funds or to dispose of assets; (iv) the Company may be at a competitive disadvantage because the Company will be more highly leveraged than some of its competitors; (v) a downturn in the Company's business will have a more significant impact on its results of operations and (vi) the Company had approximately $166.9 million principal amount of indebtedness senior to the Notes immediately following the issuance of the Notes.

     The Company currently expects it will be able to service the principal obligations on its indebtedness out of cash flow from operations. The Company's indebtedness immediately following the consummation of the Transactions includes $0.3 million of indebtedness outstanding under Industrial Revenue Bonds, $165.8 million principal amount of the Senior Notes, $0.8 million of capitalized leases, and the $150.0 million principal amount of the Notes included in the Offering. The ability of the Company to satisfy its obligations will be primarily dependent upon the future financial and operating performance of the Company's subsidiaries and upon the Company's ability to renew or refinance borrowings or to raise additional equity capital. Each of these alternatives is dependent upon financial, business and other general economic factors affecting the Company's subsidiaries and the retailing business in particular, many of which are beyond the control of the Company and its subsidiaries. If the Company and its subsidiaries are unable to generate sufficient cash flow to meet their debt service obligations, they will have to pursue one or more alternatives, such as reducing or delaying capital expenditures, refinancing debt, or selling assets. There can be no assurance that any such alternatives could be accomplished on satisfactory terms or that such actions would yield sufficient funds to retire the Notes and the indebtedness senior to the Notes. While the Company believes that cash flow from operations will provide an adequate source of long-term liquidity, a significant drop in operating cash flows resulting from economic conditions, competition or other uncertainties beyond the Company's control would increase the need for alternative sources of liquidity. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources".

SUBORDINATION OF THE NOTES

     The Notes are subordinated in right of payment to all existing and future Senior Indebtedness (as defined in the Indenture) of the Company, including the Senior Notes. The Notes are also structurally subordinated to all existing and future liabilities of the Company's subsidiaries. In addition, under the Indenture, provided certain incurrence tests are met, the Company is able to borrow additional Senior Indebtedness. In the event of a bankruptcy, liquidation or reorganization of the Company or in the event that any default in payment of, or the acceleration of, any indebtedness occurs, holders of Senior Indebtedness will be entitled to payment in full from the proceeds of all assets of the Company prior to any payment of such proceeds to the holders of the Notes. In addition, the Company may not make any principal or interest payments in respect of the Notes if any payment default exists with respect to Senior Indebtedness and the maturity of such indebtedness is accelerated, or in certain circumstances prior to such acceleration for a specified period of time, unless, in any case, such default has been cured or waived, any such acceleration has been rescinded or such indebtedness has been repaid in full. Consequently, there can be no assurance that the Company will have sufficient funds remaining after such payments to make payments to the holders of the Notes. Because the assets of the Company are and will be held by operating subsidiaries, the claims of holders of the Notes (which are not guaranteed by the operating subsidiaries) are and will be structurally subordinated to all existing and future liabilities and obligations (whether or not for borrowed money), including trade payables, accrued expenses, litigation costs and borrowings under a New Credit Facility (as defined herein) of such subsidiaries. See "Description of the Notes -- Subordination" and "Description of the Notes -- Certain Covenants -- Limitation on Additional Indebtedness."

ABSENCE OF GUARANTEE

     The Original Notes were and the Exchange Notes are being issued solely by the Company and none of the Company's subsidiaries or the Parent are or will be a guarantor under the Exchange Notes or the Original Notes, and the Indenture expressly provides that no person or entity other than the Company will have any liability for any obligations of the Company under the Notes or such Indenture or any claim based on, in respect of or by reason of such obligations, and that by accepting the Notes, each holder of the Notes waives and releases such liability, which waiver and release are part of the consideration for the Notes. The operations of the Company are and will be conducted through its subsidiaries and, therefore, the Company is and will be dependent on the cash flow of its subsidiaries to meet its obligations. Pro forma for the Pearle Acquisition, as of November 2, 1996, the subsidiaries of the Company had $142.5 million of liabilities outstanding, consisting primarily of trade payables and accrued expenses. The Indenture pursuant to which the Notes have been issued prohibits the incurrence of additional indebtedness by the Company's subsidiaries other than a limited amount of purchase money indebtedness, capital leases and guarantees of franchisee obligations, as well as limited indebtedness under a revolving credit facility. The Company has also entered into the New Credit Facility (as defined herein), which includes restrictions on the activities of the Company's subsidiaries, including restrictions on payments to the Company. Such restrictions do not include restrictions on distributions to the Company for the purpose of paying the interest and principal on the Notes or payments to the Company for certain administrative and operating expenses. In the event of a default under the New Credit Facility, the Company's subsidiaries may not be allowed to make new cash borrowings under such facilities. Management believes such restrictions will not have an adverse affect on the Company's or its subsidiaries' operations. See "Description of Other Indebtedness -- New Credit Facility."

FRAUDULENT TRANSFER CONSIDERATIONS

     The Company incurred the indebtedness represented by the Original Notes in a transaction involving the purchase of assets from the Parent. Under fraudulent transfer law, if a court were to find, in a lawsuit by an unpaid creditor or representative of creditors of the Company, that the Company received less than fair consideration or reasonable equivalent value for incurring the indebtedness represented by the Notes, and, at the time of such incurrence, the Company (i) was insolvent or was rendered insolvent by reason of such incurrence, (ii) was engaged or about to engage in a business or transaction for which its remaining property constituted unreasonably small capital or (iii) intended to incur, or believed or reasonably should have believed that it would incur, debts beyond its ability to pay as such debts mature, such court could, among other things,
(a) void all or a portion of the Company's obligations to the holders of the Notes and/or (b) subordinate the Company's obligations to the holders of the Notes to other existing and future indebtedness of the Company, the effect of which would be to entitle such other creditors to be paid in full before any payment could be made on the Notes. The measure of insolvency for purposes of determining whether a transfer is avoidable as a fraudulent transfer varies depending upon the law of the jurisdiction which is being applied. Generally, however, a debtor would be considered insolvent if the sum of all of its liabilities were greater than the value of all of its property at a fair valuation, or if the present fair salable value of the debtor's assets was less than the amount required to repay its probable liability on its debts as they become absolute and mature. There can be no assurance as to what standard a court would apply in order to determine solvency. To the extent that proceeds from the sale of the Notes were used to pay for the Pearle Acquisition or the Senior Note Repurchase, a court may find that the Company did not receive fair consideration or reasonably equivalent value for the incurrence of such indebtedness if the value of Pearle or of the Senior Notes at the time of transfer to the Company were found to be less than the aggregate consideration paid by the Company.

     On the basis of its historical financial information, its recent operating history as discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other factors, the Company believes that, at the time of the consummation of the Pearle Acquisition, the Senior Note Repurchase, the Offering and the incurrence of indebtedness under the New Credit Facility, the Company was and will be solvent, had and will have sufficient capital for the business in which it is engaged and did not and will not have incurred debts beyond its ability to pay such debts as they mature. Further, as the purchase price paid for Pearle was originally negotiated on an arms-length basis with a third party, and the Senior Notes were transferred at a price below the market value of such notes, the Company believes that it received fair consideration and reasonably equivalent value. There can be no assurance, however, that a court would necessarily agree with these conclusions.

POTENTIAL NEGATIVE NET WORTH

     Pro forma for the Transactions, the Company had stockholder's equity of $9.2 million as of November 2, 1996. As a result of the Pearle Acquisition, the Company intends to closely evaluate the various operations of Pearle and Cole Vision for opportunities to effect operational efficiencies. If, as a result of such review, it is decided to eliminate any assets or operations of Pearle or of Cole Vision, such decision could result in a charge for business integration and consolidation costs that has the effect of reducing assets and the Company's net worth, perhaps creating negative net worth for accounting purposes. In addition, the Indenture and the Senior Note Indenture permit dividend payments to the Parent of one-half of the Company's consolidated net income, provided that no default or event of default has occurred under such Indenture and the Company has satisfied a debt incurrence test under the applicable restrictive covenant. Such payments, including $15.4 million available for restricted payments as of November 2, 1996, if made, could reduce the Company's stockholder's equity, perhaps creating negative net worth for accounting purposes.

CHANGE OF CONTROL

     In the event of a "Change of Control" of the Company or of the Parent (as defined in the Indenture and Senior Note Indenture), the Company will be required to offer to repurchase all of the outstanding Senior Notes and Notes at 101% of the principal amount thereof plus any accrued and unpaid interest thereon to the date of the purchase. A Change of Control under the Indenture or Senior Note Indenture will result in a default under the New Credit Facility. The exercise by the holders of the Senior Notes and the Notes of their right to require the Company to repurchase the Senior Notes and the Notes upon a Change of Control could also cause a default under other indebtedness of the Company (including the New Credit Facility), even if the Change of Control itself does not, because of the financial effect of such repurchase on the Company. The Company's ability to pay cash to the holders of the Senior Notes and the Notes upon a repurchase may be limited by the Company's then existing financial resources. There can be no assurance that in the event of a Change of Control, the Company will have, or will have access to, sufficient funds or will be contractually permitted under the terms of outstanding indebtedness to pay the required purchase price for all Senior Notes and Notes tendered by holders upon a Change of Control. The obligations of the Company to offer to repurchase the Notes are subject to its obligations to offer to repurchase the Senior Notes and redeem amounts outstanding under the New Credit Facility. Even if the Company can satisfy its obligations to the holders of the Senior Notes and under the New Credit Facility, there can be no assurance that it would be able to fund the repurchase of any Notes. See "Description of the Notes -- Change of Control Offer" and "Description of Other Indebtedness -- New Credit Facility."

RESTRICTIVE DEBT COVENANTS

     The New Credit Facility contains a number of covenants that, among other things, limit the Company's ability to incur additional indebtedness, pay dividends, prepay subordinated indebtedness, dispose of certain assets, create liens, make capital expenditures, make certain investments or acquisitions and otherwise restrict corporate activities. The New Credit Facility also requires the Company to comply with certain financial ratios and tests, under which the Company is required to achieve certain financial and operating results. The ability of the Company to comply with such provisions may be affected by events beyond its control. A breach of any of these covenants would result in a default under the New Credit Facility. In the event of any such default, depending on the actions taken by the lenders under the New Credit Facility, the Company could be prohibited from making any payments on the Notes. In addition, such lenders could elect to declare all amounts borrowed under the New Credit Facility, together with accrued interest, to be due and payable. As a result of the priority and security afforded the New Credit Facility, there can be no assurance that the Company would have sufficient assets to pay indebtedness then outstanding under the New Credit Facility and the Notes. Any refinancing of the New Credit Facility is likely to contain similar restrictive covenants. See "Description of Other Indebtedness--New Credit Facility."

INTEGRATION OF PEARLE

     The Pearle Acquisition is the largest acquisition made by the Company or the Parent. Acquisitions of the magnitude of the Pearle Acquisition are inherently subject to significant risk. There can be no assurance that the Company will be able to integrate the acquired Pearle operations successfully. The full benefits of the integration of the acquired Pearle operations will require some consolidation of Cole Vision's and Pearle's management, control and administrative systems. These steps will require substantial attention from and place substantial demands upon the senior management of Cole Vision and/or the Company, as well as the cooperation of Pearle's management, employees and franchisees. The demands on the Company's existing management caused by the acquisition of Pearle may divert attention from and adversely impact their ability to manage the Company's existing businesses.

     As a result of the Pearle Acquisition, the Company's consolidated gross margin will likely decline from its historical levels. This will likely result because even after conforming Pearle's accounting methods to those of the Company, Pearle is expected to have a lower gross margin than the Company due to the higher costs of in-store laboratories and lower margin wholesale sales to franchised stores partially offset by franchise royalties, fees and interest income on franchise notes receivable which have no corresponding cost of goods sold.

     In addition, the Company has never operated as a franchisor and will be required to operate such business in accordance with applicable franchise laws and regulations. The Company's plans for Pearle depend, in part, on the Company's ability to continue Pearle's franchised operations, to improve Pearle's relationships with its franchisees, and to attract new franchisees. The Company's flexibility in making changes to Pearle's franchisee operation is limited by the terms of the agreements entered into with the franchisees, laws and regulations governing the relationship with the franchisees and other obligations. As a result, the ability of the Company to realize the benefits from the Pearle Acquisition may be limited with respect to the Pearle franchise operation. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- General," and "Business -- Government Regulations."

NATURE OF STOCK PURCHASE AGREEMENT; LIMITED RECOURSE TO SELLER

     The representations and warranties made by The Pillsbury Company and Pearle in the Stock Purchase Agreement relating to Pearle and the business to be acquired and the associated indemnities are limited and qualified. Although the Company was not obligated to consummate the Pearle Acquisition if there are changes in the business or assets of Pearle which would result in a "Material Adverse Effect" (as defined and excluding matters arising in the ordinary course of business), the Company's recourse to The Pillsbury Company after the acquisition is limited. In addition, the Pearle Acquisition was consummated on a rapid schedule, and the Company's ability to conduct due diligence was limited by time constraints and other factors. Accordingly, unanticipated events or liabilities related to Pearle's business could materially and adversely affect the Company and the success of the Pearle Acquisition.

RELATIONSHIPS WITH HOST STORES

     All of the CGC and the vast majority of Cole Vision locations are operated under the names of their respective host stores under leases or licenses from such host stores that are terminable upon 60-90 days notice. In addition, Cole Vision operates its freestanding stores under the name "Sears Optical" pursuant to a license agreement with Sears that is cancelable on 90 days notice. The Company has enjoyed stable relationships with its major host stores for over 40 years and has never had a lease or license terminated, other than in connection with a store closing, relocation or major remodeling. Although the Company currently has stable relationships with its major host stores, there can be no assurance that a major host store will not in the future terminate its relationship with the Company, including the use of the host store's name, in accordance with the terms and conditions of the lease or license between such host store and the Company. There would be a material adverse effect on the Company's financial position and results of operations if a major host store were to terminate its relationship with the Company. See "Business -- Host Relationships."

SEASONALITY

     The Company's business historically has been seasonal with approximately 30% of the Company's sales and approximately 50% of its operating earnings occurring in the fourth fiscal quarter. Although the acquisition of Pearle will moderate the seasonality of the Company's business due to relatively lower levels of optical product sales during the Christmas holiday season, the Company's business will remain seasonal. See "Business -- Seasonality."

COMPETITION AND OTHER BUSINESS FACTORS

     The Company operates in highly competitive businesses. Cole Vision and Pearle each compete with other optical companies, private ophthalmologists, optometrists, opticians and a growing number of health maintenance organizations ("HMOs"). Cole Gift competes generally with other retailers that sell gift items. Some of the Company's competitors have greater financial resources than the Company. See "Business -- Competition." The Company's future performance may be subject to a number of factors beyond its control, including economic downturns and cyclical variations in the retail areas it serves, the Company's ability to select and stock merchandise attractive to customers, weather factors affecting retail operations, its quality controls in optical manufacturing and engraving, operating factors affecting customer satisfaction, the mix of goods sold, pricing and other competitive factors, and the seasonality of the Company's businesses. Moreover, the implementation of the Company's growth strategies is subject to a number of factors, including general economic and competitive conditions as well as on-going evaluation by the Company of its opportunities for investment in its businesses. In addition, the optical retail industry may be subject to new technological advances, such as alternative surgical techniques. If such new advances were to provide a practical alternative to vision correction, the demand for contact lenses and eyeglasses may decrease.

ABSENCE OF PUBLIC MARKET

     There is no existing trading market for the Notes, and the Company does not intend to list any Notes on any securities exchange. Although the Company has been advised that the Initial Purchasers currently intend to make a market in the Notes, the Initial Purchasers are not obligated to do so and may discontinue any such market making at any time without notice. In addition, any market making activities in the Original Notes may be limited during the pendency of the Exchange Offer. There can be no assurance that an active trading market for the Notes will develop, or, if it develops, that it will continue. Future trading prices for the Notes will depend on many factors, including, among other things, the Company's operating results, the market for similar securities and changes in prevailing interest rates.

CONSEQUENCES OF FAILURE TO EXCHANGE ORIGINAL NOTES

     Holders of Original Notes who do not exchange their Original Notes for Exchange Notes pursuant to the Exchange Offer will continue to be subject to the restrictions on transfer of such Original Notes as set forth in the legend thereon as a consequence of the offer or sale of the Original Notes pursuant to an exemption from or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, the Original Notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act or applicable state securities laws. The Company does not currently expect that it will register the Original Notes under the Securities Act. Based on interpretations by the staff of the Commission issued in no-action letters to third parties, the Company believes that the Exchange Notes issued pursuant to the Exchange Offer in exchange for Original Notes may be offered for resale, resold or otherwise transferred by the Holder thereof (other than any such Holder which is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act), provided that such Exchange Notes are acquired in the ordinary course of such Holder's business and such Holder has no arrangement with any person to participate in the distribution of such Exchange Notes. Such no-action letters are not binding interpretations of the law. The Company has not sought, and does not currently intend to seek a no-action letter. There can be no assurance that the staff of the

Securities and Exchange Commission would make a similar determination with respect to the Exchange Offer. Any Holder of Original Notes who tenders in the Exchange Offer for the purpose of participating in a distribution of the Exchange Notes would not be acting consistently with such interpretation by the staff of the Commission and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. Thus, any Exchange Notes acquired by such Holder will not be freely transferable except in compliance with the Securities Act. Each Restricted Holder that receives Exchange Notes for its own account in exchange for the Original Notes, where such Original Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. See "Plan of Distribution."

                               THE EXCHANGE OFFER

PURPOSES AND EFFECTS OF THE EXCHANGE OFFER

     The Original Notes were sold by the Company on November 15, 1996 (the "Issue Date") to the Initial Purchasers pursuant to a Purchase Agreement dated as of November 13, 1996. As a condition to the sale of the Original Notes, the Company and the Initial Purchasers entered into the Registration Rights Agreement on the Issue Date. Pursuant to the Registration Rights Agreement, the Company agreed that, unless the Exchange Offer is not permitted by applicable law or Commission policy, it would (i) file with the Commission a Registration Statement under the Securities Act with respect to the Exchange Notes within 45 days after the Issue Date, (ii) use its best efforts to cause such Registration Statement to become effective under the Securities Act within 120 days after the Issue Date and (iii) upon effectiveness of the Registration Statement, commence the Exchange Offer, keep the Exchange Offer open for at least 30 days (or a longer period if required by law) and deliver to the Exchange Agent Exchange Notes in the same aggregate principal amount at maturity as the Original Notes that were tendered by holders thereof pursuant to the Exchange Offer. Under existing Commission interpretations, the Exchange Notes would in general be freely transferable after the Exchange Offer without further registration under the Securities Act; provided, that in the case of broker-dealers, a prospectus meeting the requirements of the Securities Act be delivered as required. The Company has agreed to make available a prospectus meeting the requirements of the Securities Act to any broker-dealer for use in connection with any resale of any such Exchange Notes acquired as described below for such period of 180 days after the Expiration Date. A broker-dealer that delivers such a prospectus to purchasers in connection with such resales will be subject to certain of the civil liability provisions under the Securities Act, and will be bound by the Registration Rights Agreement (including certain indemnification rights and obligations). A copy of the Registration Rights Agreements has been incorporated by reference as an exhibit to the Registration Statement of which this Prospectus is a part. The Registration Statement of which this Prospectus is a part is intended to satisfy certain of the Company's obligations under the Registration Rights Agreement and the Purchase Agreement.

     The Company is generally not required to file any registration statement to register any outstanding Original Notes. Holders of Original Notes who do not tender their Original Notes or whose Original Notes are tendered but not accepted will have to rely on exemptions to registration requirements under the securities laws, including the Securities Act, if they wish to sell their Original Notes.

     With respect to the Exchange Notes, based upon an interpretation by the staff of the Commission set forth in certain no-action letters issued to third parties, the Company believes that a holder (other than (i) a broker-dealer who purchases such Exchange Notes directly from the Company to resell pursuant to Rule 144A or any other available exemption under the Securities Act or (ii) any such holder which is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) who exchanges Original Notes for Exchange Notes in the ordinary course of business and who is not participating, does not intend to participate, and has no arrangement with any person to participate, in the distribution of the Exchange Notes, will be allowed to resell the Exchange Notes to the public without further registration under the Securities Act and without delivering to the purchasers of the Exchange Notes a prospectus that satisfies the requirements of Section 10 of the Securities Act. The Company has not sought, and does not currently intend to seek a no-action letter. There can be no assurance that the staff of the Securities and Exchange Commission would make a similar determination with respect to the Exchange Offer. However, if any holder acquires the Exchange Notes in the Exchange Offer for the purpose of distributing or participating in the distribution of the Exchange Notes or is a broker-dealer, such holder cannot rely on the position of the staff of the Commission enumerated in certain no-action letters issued to third parties and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction, unless an exemption from registration is otherwise available. Each broker-dealer that receives Exchange Notes for its own account in exchange for Original Notes, where such Original Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an

"underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with the resales of Exchange Notes received in exchange for Original Notes where such Original Notes were acquired by such broker-dealer as a result of market-making or other trading activities. Pursuant to the Registration Rights Agreement, the Company has agreed to make this Prospectus, as it may be amended or supplemented from time to time, available to broker-dealers for used in connection with any resale for a period of 180 days after the Expiration Date. See "Plan of Distribution."

REGISTRATION RIGHTS; ADDITIONAL INTEREST

     In the event that applicable interpretations of the staff of the Commission do not permit the Company to effect such an Exchange Offer, or if for any other reason the Exchange Offer is not consummated within 180 days of the date of the Registration Rights Agreement, the Company will, at its own expense, (a) as promptly as practicable, file a shelf registration statement covering resales of the Notes (the "Shelf Registration Statement"), (b) use its best efforts to cause the Shelf Registration Statement to be declared effective under the Act, and (c) use its best efforts to keep effective the Shelf Registration Statement until three years after its effective date. The Company will, in the event of the Shelf Registration Statement, provide to each holder of the Notes copies of the prospectus which is a part of the Shelf Registration Statement, notify each such holder when the Shelf Registration Statement for the Notes has become effective and take certain other actions as are required to permit unrestricted resales of the Notes. A holder of the Notes that sells such Notes pursuant to the Shelf Registration Statement generally would be required to be named as a selling securityholder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Act in connection with such sales, and will be bound by the provisions of the Registration Rights Agreement which are applicable to such a holder (including certain indemnification rights and obligations).

     Although the Company intends to file one of the registration statements described above, there can be no assurance that such registration statement will be filed or, if filed, that it will become effective. If the Company fails to comply with the above provisions or if such registration statement fails to become effective, then, as liquidated damages, additional interest shall become payable in respect of the Notes as follows:

          If (i) the Exchange Offer Registration Statement or Shelf Registration Statement is not filed within 45 days after the Issue Date;

           (ii) an Exchange Offer Registration Statement or Shelf Registration Statement is not declared effective within 120 days after the Issue Date; or

           (iii) either (A) the Company has not exchanged the Exchange Notes for all Notes validly tendered in accordance with the terms of the Exchange Offer on or prior to 60 days after the date on which the Exchange Offer Registration Statement was declared effective or (B) the Exchange Offer Registration Statement ceases to be effective at any time prior to the time that the Exchange Offer is consummated or (C) if applicable, the Shelf Registration Statement has been declared effective and such Shelf Registration Statement ceases to be effective at any time prior to the third anniversary of its effective date;

(each such event referred to in clauses (i) through (iii) above is a "Registration Default"), then the sole remedy available to holders of the Notes will be the immediate assessment of additional interest ("Additional Interest") as follows: the per annum interest rate on the Notes will increase by 50 basis points; and the per annum interest rate will increase by an additional 25 basis points for each subsequent 90-day period during which the Registration Default remains uncured, up to a maximum additional interest rate of 200 basis points per annum in excess of the interest rate on the cover of this Prospectus. All Additional Interest will be payable to holders of the Notes in cash on each December 31 and June 30, commencing with the first such date occurring after any such Additional Interest commences to accrue, until such Registration Default is cured. After the date on which such Registration Default is cured, the interest rate on the Notes will revert to the interest rate originally borne by the Notes (as shown on the cover of this Prospectus).

     The summary herein of certain provisions of the Registration Rights Agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Registration Rights Agreement, which has been incorporated by reference as an exhibit to the Registration Statement of which this Prospectus is a part, a copy of which will be available upon request to the Company.

TERMS OF THE EXCHANGE OFFER

     Upon the terms and subject to the conditions set forth in this Prospectus and in the accompanying Letter of Transmittal, the Company will accept any and all Original Notes validly tendered and not withdrawn prior to the Expiration Date. The Company will issue $1,000 principal amount of Exchange Notes in exchange for each $1,000 principal amount of outstanding Original Notes surrendered pursuant to the Exchange Offer. Holders may tender some or all of their Original Notes pursuant to the Exchange Offer; provided, however, that Original Notes may be tendered only in integral multiples of $1,000. The Exchange Offer is not conditioned upon any minimum aggregate principal amount of Original Notes being tendered for exchange.

     The form and terms of the Exchange Notes are the same as the form and terms of the Original Notes except that (i) the Exchange Notes will be registered under the Securities Act and, therefore, will not bear legends restricting their transfer and (ii) holders of the Exchange Notes will not be entitled to the certain rights of holders of Original Notes under the Registration Rights Agreement, which rights will terminate upon the consummation of the Exchange Offer. The Exchange Notes will evidence the same debt as the Original Notes (which they replace) and will be issued under, and be entitled to the benefits of, the Indenture, which also authorized the issuance of the Original Notes, such that all outstanding Notes will be treated as a single class of debt securities under the Indenture.

     Interest on the Exchange Notes will accrue from the last interest payment date on which interest was paid on the Original Notes surrendered in exchange therefor or, if no interest has been paid, from November 15, 1996. Accordingly, registered holders of Exchange Notes on the relevant record date for the first interest payment date following the consummation of the Exchange Offer will receive interest accruing from the last interest payment date on which interest was paid or, if no interest has been paid on the Notes, from November 15, 1996. Original Notes accepted for exchange will cease to accrue interest from and after the date of the consummation of the Exchange Offer. Holders whose Original Notes are accepted for exchange will not receive any payment in respect of interest on such Original Notes otherwise payable on any interest payment date, the record date for which occurs on or after consummation of the Exchange Offer.

     As of the date of this Prospectus, $150,000,000 aggregate principal amount of the Original Notes are outstanding and registered in the name of Cede & Co., as nominee for the Depository or DTC. Only a registered holder of the Original Notes (or such holder's legal representative or attorney-in-fact) as reflected on the records of the Trustee under the Indenture may participate in the Exchange Offer. There will be no fixed record date for determining registered holders of the Original Notes entitled to participate in the Exchange Offer.

     Holders of the Original Notes do not have any appraisal or dissenters' rights under the Indenture in connection with the Exchange Offer. The Company intends to conduct the Exchange Offer in accordance with the provisions of the Registration Rights Agreement and the applicable requirements of the Securities Act, the Exchange Act and the rules and regulations of the Commission thereunder.

     The Company shall be deemed to have accepted validly tendered Original Notes when, as and if the Company has given oral or written notice thereof to the Exchange Agent. The Exchange Agent will act as agent for the tendering holders of Original Notes for the purposes of receiving the Exchange Notes from the Company.

     If any tendered Original Notes are not accepted for exchange because of an invalid tender, or due to the occurrence of certain other events set forth herein or otherwise, certificates for any such unaccepted Original Notes will be returned without expense to the tendering holders thereof (or in the case of Original Notes tendered by book-entry transfer, such Original Notes will be credited to the account of such holder maintained at the Depository), as promptly as practicable after the expiration or termination of the Exchange Offer.

     Holders who tender Original Notes in the Exchange Offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of Notes pursuant to the Exchange Offer. The Company will pay all charges and expenses, other than certain applicable taxes described below, in connection with the Exchange Offer. See "Exchange Offers -- Fees and Expenses."

EXPIRATION DATE; EXTENSIONS; TERMINATION

     The term "Expiration Date" shall mean 5:00 p.m., New York City time on March 6, 1997 unless the Company, in its sole discretion, extends the Exchange Offer, in which case the term "Expiration Date" shall mean the latest date and time to which the Exchange Offer is extended.

     In order to extend the Exchange Offer the Company will notify the Exchange Agent of any extension by oral (promptly confirmed in writing) or written notice and will make a public announcement thereof, each prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date of the Exchange Offer. Without limiting the manner in which the Company may choose to make a public announcement of any delay, extension, amendment or termination of the Exchange Offer, the Company shall have no obligation to publish, advertise or otherwise communicate any such public announcement, other than by making a timely release to an appropriate news agency.

     The Company reserves the right, in its sole discretion, (i) to delay accepting any Original Notes, (ii) to extend the Exchange Offer, (iii) if any conditions set forth below under "-- Certain Conditions to the Exchange Offer" shall not have been satisfied, to terminate the Exchange Offer by giving oral or written notice of such delay, extension or termination to the Exchange Agent or
(iv) to amend the terms of the Exchange Offer in any manner. Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice thereof to the registered holders. If the Exchange Offer is amended in a manner determined by the Company to constitute a material change, the Company will promptly disclose such amendment by means of a prospectus supplement that will be distributed to the registered holders of Original Notes, and the Company will extend the Exchange Offer for a period of five to ten business days, depending upon the significance of the amendment and the manner of disclosure to such registered holders, if the Exchange Offer would otherwise expire during such five to ten business day period. The rights reserved by the Company in this paragraph are in addition to the Company's rights set forth below under the caption "-- Certain Conditions to the Exchange Offer."

     If the Company extends the period of time during which the Exchange Offer is open, or if it is delayed in accepting for exchange of, or in issuing and exchanging the Exchange Notes for, any Original Notes, or is unable to accept for exchange of, or issue Exchange Notes for, any Original Notes pursuant to the Exchange Offer for any reason, then, without prejudice to the Company's rights under the Exchange Offer, the Exchange Agent may, on behalf of the Company, retain all Original Notes tendered, and such Original Notes may not be withdrawn except as otherwise provided below in "-- Withdrawal of Tenders." The adoption by the Company of the right to delay acceptance for exchange of, or the issuance and the exchange of the Exchange Notes, for any Original Notes is subject to applicable law, including Rule 14e-1(c) under the Exchange Act, which requires that the Company pay the consideration offered or return the Original Notes deposited by or on behalf of the holders thereof promptly after the termination or withdrawal of the Exchange Offer.

PROCEDURES FOR TENDERING

     Only a registered holder of Original Notes may tender such Original Notes in the Exchange Offer. To tender in the Exchange Offer, a holder must complete, sign and date the Letter of Transmittal, or facsimile thereof, have the signature thereon guaranteed if required by the Letter of Transmittal and mail or otherwise deliver such Letter of Transmittal or such facsimile to the Exchange Agent at the address set forth below under "-- Exchange Agent" for receipt prior to the Expiration Date. In addition, either (i) certificates for such Notes must be received by the Exchange Agent along with the Letter of Transmittal, or (ii) a timely confirmation of a book-entry transfer of such Notes, if such procedure is available, into the Exchange Agent's account at DTC pursuant to the procedure for book-entry transfer described below, must be received by the Exchange Agent prior to the Expiration Date, or (iii) the holder must comply with the guaranteed delivery procedures described below.

     Any financial institution that is a participant in the Depository's Book-Entry Transfer Facility system may make book-entry delivery of the Original Notes by causing the Depository to transfer such Original Notes into the Exchange Agent's account in accordance with the Depository's procedure for such transfer. Although delivery of Original Notes may be effected through book-entry transfer into the Exchange Agent's account at the Depository, the Letter of Transmittal (or facsimile thereof), with any required signature guarantees and any other required documents, must, in any case, be transmitted to and received or confirmed by the Exchange Agent at its addresses set forth under "-- Exchange Agent" below prior to 5:00 p.m., New York City time, on the Expiration Date. DELIVERY OF DOCUMENTS TO THE DEPOSITORY IN ACCORDANCE WITH ITS PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE EXCHANGE AGENT.

     The tender by a holder which is not withdrawn prior to the Expiration Date will constitute a binding agreement between such holder and the Company in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal.

     THE METHOD OF DELIVERY OF NOTES AND THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS TO THE EXCHANGE AGENT IS AT THE ELECTION AND RISK OF THE HOLDER. INSTEAD OF DELIVERY BY MAIL, IT IS RECOMMENDED THAT HOLDERS USE AN OVERNIGHT OR HAND DELIVERY SERVICE, PROPERLY INSURED. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE DELIVERY TO THE EXCHANGE AGENT BEFORE THE EXPIRATION DATE. NO LETTER OF TRANSMITTAL OR NOTES SHOULD BE SENT TO THE COMPANY. HOLDERS MAY REQUEST THEIR RESPECTIVE BROKERS, DEALERS, COMMERCIAL BANKS, TRUST COMPANIES OR NOMINEES TO EFFECT THE ABOVE TRANSACTIONS FOR SUCH HOLDERS.

     Any beneficial owner of the Original Notes whose Original Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct such registered holder to tender on such beneficial owners's behalf. If such beneficial owner wishes to tender on such owner's own behalf, such owner must, prior to completing and executing the Letter of Transmittal and delivering such owner's Original Notes, either make appropriate arrangements to register ownership of the Notes in such owner's name (to the extent permitted by the Indenture) or obtain a properly completed assignment from the registered holder. The transfer of registered ownership may take considerable time.

     If the Letter of Transmittal is signed by a person other than the registered holder of any Original Notes (which term includes any participants in DTC whose name appears on a security position listing as the owner of the Original Notes) or if delivery of the Exchange Notes is to be made to a person other than the registered holder, such Original Notes must be endorsed or accompanied by a properly completed bond power, in either case signed by such registered holder as such registered holder's name appears on such Original Notes with the signature on the Original Notes or the bond power guaranteed by an Eligible Institution (as defined below).

     Signatures on a Letter of Transmittal or a notice of withdrawal described below (see "-- Withdrawal of Tenders"), as the case may be, must be guaranteed by an Eligible Institution unless the Original Notes tendered pursuant thereto are tendered (i) by a registered holder who has not completed the box entitled "Special Delivery Instructions" on the Letter of Transmittal or (ii) for the account of an Eligible Institution. In the event that signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, such guarantee must be made by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States, or another "Eligible Guarantor Institution" within the meaning of Rule 17Ad-15 under the Exchange Act (any of the foregoing, an "Eligible Institution").

     If the Letter of Transmittal or any Original Notes or assignments are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and unless waived by the Company, evidence satisfactory to the Company of their authority to so act must be submitted with the Letter of Transmittal.

     The Exchange Agent and the Depository have confirmed that any financial institution that is a participant in the Depository's system may utilize the Depository's Automated Tender Offer Program to tender Original Notes.

     All questions as to the validity, form, eligibility (including time of receipt), acceptance and withdrawal of tendered Original Notes will be determined by the Company in its sole discretion, which determination will be final and binding. The Company reserves the absolute right to reject any and all Original Notes not properly tendered or any Original Notes, the Company's acceptance of which would, in the opinion of counsel for the Company, be unlawful. The Company also reserves the right to waive any defects, irregularities or conditions of tender as to particular Notes. The Company's interpretation of the terms and conditions of the Exchange Offer (including the instructions in the Letter of Transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Original Notes must be cured within such time as the Company shall determine. Although the Company intends to request the Exchange Agent to notify holders of defects or irregularities with respect to tenders of Original Notes, neither the Company, the Exchange Agent nor any other person shall incur any liability for failure to give such notification. Tenders of Original Notes will not be deemed to have been made until such defects or irregularities have been cured or waived.

     While the Company has no present plan to acquire any Original Notes which are not tendered in the Exchange Offer or to file a registration statement to permit resales of any Original Notes which are not tendered pursuant to the Exchange Offer, the Company reserves the right in its sole discretion to purchase or make offers for any Original Notes that remain outstanding subsequent to the Expiration Date or, as set forth below under "-- Certain Conditions to the Exchange Offer," to terminate the Exchange Offer and, to the extent permitted by applicable law, purchase Original Notes in the open market, in privately negotiated transactions or otherwise. The terms of any such purchases or offers could differ from the terms of the Exchange Offer.

     By tendering, each holder will represent to the Company that, among other things, (i) the Exchange Notes to be acquired by the holder of the Original Notes in connection with the Exchange Offer are being acquired by the holder in the ordinary course of business of the holder, (ii) the holder has no arrangement or understanding with any person to participate in the distribution of Exchange Notes, (iii) the holder acknowledges and agrees that any person who is a broker-dealer registered under the Exchange Act or is participating in the Exchange Offer for the purpose of distributing the Exchange Notes must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction of the Exchange Notes acquired by such person and cannot rely on the position of the staff of the Commission set forth in certain no-action letters, (iv) the holder understands that a secondary resale transaction described in clause (iii) above and any resales of Exchange Notes obtained by such holder in exchange for Original Notes acquired by such holder directly from the Company should be covered by an effective registration statement containing the selling securityholder information required by Item 507 or Item 508, as applicable, of Regulation S-K of the Commission, and (v) the holder is not an "affiliate," as defined in Rule 405 of the Securities Act, of the Company. If the holder is a broker-dealer that will receive Exchange Notes for its own account in exchange for Original Notes that were acquired as a result of market-making activities or other trading activities, the holder is required to acknowledge in the Letter of Transmittal that it will deliver a prospectus in connection with any resale of such Exchange Notes; however, by so acknowledging and by delivering a prospectus, the holder will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

RETURN OF NOTES

     If any tendered Original Notes are not accepted for any reason set forth in the terms and conditions of the Exchange Offer or if Original Notes are withdrawn or are submitted for a greater principal amount than the holders desire to exchange, such unaccepted, withdrawn or non-exchanged Original Notes will be returned without expense to the tendering holder thereof (or, in the case of Original Notes tendered by book-entry transfer into the Exchange Agent's account at the Depository pursuant to the book-entry transfer procedures described below, such Original Notes will be credited to an account maintained with the Depository) as promptly as practicable.

BOOK-ENTRY TRANSFER

     The Exchange Agent will make a request to establish an account with respect to the Original Notes at the Depository for purposes of the Exchange Offer within two business days after the date of this Prospectus, and any financial institution that is a participant in the Depository's system may make book-entry delivery of Original Notes by causing the Depository to transfer such Original Notes into the Exchange Agent's account at the Depository in accordance with the Depository's procedures for transfer. However, although delivery of Original Notes may be effected through book-entry transfer at the Depository, the Letter of Transmittal or facsimile thereof, with any required signature guarantees and any other required documents, must, in any case, be transmitted to and received by the Exchange Agent at the address set forth below under "-- Exchange Agent" on or prior to the Expiration Date or pursuant to the guaranteed delivery procedures described below.

GUARANTEED DELIVERY PROCEDURES

     Holders who wish to tender their Original Notes and (i) whose Original Notes are not immediately available or (ii) who cannot deliver their Original Notes (or complete the procedures for book-entry transfer), the Letter of Transmittal or any other required documents to the Exchange Agent prior to the Expiration Date, may effect a tender if:

          (a) the tender is made through an Eligible Institution;

          (b) prior to the Expiration Date, the Exchange Agent receives from such Eligible Institution a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form provided by the Company (by facsimile transmission, mail or hand delivery) setting forth the name and address of the holder, the certificate number(s) of such Original Notes (if available) and the principal amount of Original Notes tendered, stating that the tender is being made thereby guaranteeing that, within five New York Stock Exchange trading days after the Expiration Date, the Letter of Transmittal (or a facsimile thereof) together with the certificate(s) representing the Original Notes in proper form for transfer (or a confirmation of a book-entry transfer into the Exchange Agent's account at the Depository of Original Notes delivered electronically), and any other documents required by the Letter of Transmittal will be deposited by the Eligible Institution with the Exchange Agent; and

          (c) such properly executed Letter of Transmittal (or facsimile thereof), as well as the certificate(s) representing all tendered Original Notes in proper form for transfer (or a confirmation of a book-entry transfer into the Exchange Agent's account at the Depository of Original Notes delivered electronically), and all other documents required by the Letter of Transmittal are received by the Exchange Agent within five New York Stock Exchange trading days after the Expiration Date.

     Upon request to the exchange Agent, a Notice of Guaranteed Delivery will be sent to holders who wish to tender their Original Notes according to the guaranteed delivery procedures set forth above.

WITHDRAWAL OF TENDERS

     Except as otherwise provided herein, tenders of Original Notes may be withdrawn at any time prior to the Expiration Date.

     To withdraw a tender of Original Notes in the Exchange Offer, a written or facsimile transmission notice of withdrawal must be received by the Exchange Agent at its address set forth herein prior to the Expiration Date. Any such notice of withdrawal must (i) specify the name of the person having deposited the Original Notes to be withdrawn (the "Depositor"), (ii) identify the Original Notes to be withdrawn (including the certificate number or numbers (if applicable) and principal amount of such Original Notes), and (iii) be signed by the holder in the same manner as the original signature on the Letter of Transmittal by which such

Original Notes were tendered (including any required signature guarantees). All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by the Company in its sole discretion, whose determination shall be final and binding on all parties. Any Original Notes so withdrawn will be deemed not to have been validly tendered for purposes of the Exchange Offer and no Exchange Notes will be issued with respect thereto unless the Original Notes so withdrawn are validly retendered. Properly withdrawn Notes may be retendered by following one of the procedures described above under "-- Procedures for Tendering" at any time prior to the Expiration Date.

CERTAIN CONDITIONS TO THE EXCHANGE OFFER

     Notwithstanding any other term of the Exchange Offer, the Company shall not be required to accept for exchange, or exchange the Exchange Notes for, any Original Notes not theretofore accepted for exchange, and may terminate or amend the Exchange Offer as provided herein before the acceptance of such Original Notes, if any of the following conditions exist:

     (a) any action or proceeding is instituted or threatened in any court or by or before any governmental agency with respect to the Exchange Offer which, in the reasonable judgment of the Company, might impair the ability of the Company to proceed with the Exchange Offer or have a material adverse effect on the contemplated benefits of the Exchange Offer to the Company or there shall have occurred any material adverse development in any existing action or proceeding with respect to the Company or any of its subsidiaries; or

     (b) there shall have been any material change, or development involving a prospective change, in the business or financial affairs of the Company or any of its subsidiaries which, in the reasonable judgment of the Company, could reasonably be expected to materially impair the ability of the Company to proceed with the Exchange Offer or materially impair the contemplated benefits of the Exchange Offer to the Company; or

     (c) there shall have been proposed, adopted or enacted any law, statute, rule or regulation which, in the judgment of the Company, could reasonably be expected to materially impair the ability of the Company to proceed with the Exchange Offer or materially impair the contemplated benefits of the Exchange Offer to the Company; or

     (d) any governmental approval which the Company shall, in its reasonable discretion, deem necessary for the consummation of the Exchange Offer as contemplated hereby shall not have been obtained.

     If the Company determines in its reasonable discretion that any of these conditions are not satisfied, the Company may (i) refuse to accept any Original Notes and return all tendered Original Notes to the tendering holders, (ii) extend the Exchange Offer and retain all Original Notes tendered prior to the expiration of the Exchange Offer, subject, however, to the rights of holders to withdraw such Original Notes (see "-- Withdrawal of Tenders") or (iii) waive such unsatisfied conditions with respect to the Exchange Offer and accept all properly tendered Original Notes which have not been withdrawn. If such waiver constitutes a material change to the Exchange Offer, the Company will promptly disclose such waiver by means of a prospectus supplement that will be distributed to the registered holders of the Original Notes, and the Company will extend the Exchange Offer for a period of five to ten business days, depending upon the significance of the waiver and the manner of disclosure to the registered holders, if the Exchange Offer would otherwise expire during such five to ten business day period.

     Holders may have certain rights and remedies against the Company under the Registration Rights Agreement should the Company fail to consummate the Exchange Offer, notwithstanding a failure of the conditions stated above. Such conditions are not intended to modify those rights or remedies in any respect.

     The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company regardless of the circumstances giving rise to such condition or may be waived by the Company in whole or in part at any time and from time to time in the Company's reasonable discretion. The failure by the Company at any time to exercise the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

TERMINATION OF CERTAIN RIGHTS

     All rights under the Registration Rights Agreement (including registration rights) of holders of the Original Notes eligible to participate in this Exchange Offer will terminate upon consummation of the Exchange Offer except with respect to the Company's continuing obligations (i) to indemnify the holders (including any broker-dealers) and certain parties related to the holders against certain liabilities (including liabilities under the Securities
Act), (ii) to provide, upon the request of any holder of a transfer-restricted Original Note, the information required by Rule 144A(d)(4) under the Securities Act in order to permit resales of such Original Notes pursuant to Rule 144A,
(iii) to use its best efforts to keep the Registration Statement effective to the extent necessary to ensure that it is available for resales of transfer restricted Notes by broker-dealers for a period of 180 days from the date on which the Registration Statement is declared effective and (iv) to provide copies of the latest version of the Prospectus to broker-dealers upon their request for a period of 180 days from the date on which the Registration Statement is declared effective. Insofar as indemnification for liabilities arising under the Securities Act may be permitted pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

EXCHANGE AGENT

     Norwest Bank Minnesota, National Association has been appointed as Exchange Agent for the Exchange Offer. All questions and requests for assistance as well as all correspondence in connection with the Exchange Offer and the Letter of Transmittal should be addressed to the Exchange Agent, as follows:

                        By Registered or Certified Mail:

                  Norwest Bank Minnesota, National Association
                           Corporate Trust Operations
                                 P.O. Box 1517
                           Minneapolis, MN 55480-1517

                                    By Hand:

                  Norwest Bank Minnesota, National Association
                           Corporate Trust Operations
                           Northstar East, 12th Floor
                                 608 2nd Avenue
                           Minneapolis, MN 55479-0113

                             By Overnight Courier:

                  Norwest Bank Minnesota, National Association
                           Corporate Trust Operations
                                 Norwest Center
                              Sixth and Marquette
                           Minneapolis, MN 55479-0113

                                 By Facsimile:

                  Norwest Bank Minnesota, National Association
                           Corporate Trust Operations
                                 (612) 667-4927
                             Confirm by telephone:
                                 (612) 667-9764

     Requests for additional copies of this Prospectus, the Letter of Transmittal or the Notice of Guaranteed Delivery should be directed to the Exchange Agent.

FEES AND EXPENSES

     The expenses of soliciting tenders will be borne by the Company. The principal solicitation is being made by mail; however, additional solicitation may be made by telegraph, telephone or in person by officers and regular employees of the Company and its affiliates.

     The Company has not retained any dealer-manager or other soliciting agent in connection with the Exchange Offer and will not make any payments to brokers, dealers or others soliciting acceptance of the Exchange Offer. The Company, however, will pay the Exchange Agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith.

     The cash expenses to be incurred in connection with the Exchange Offer will be paid by the Company and are estimated in the aggregate to be approximately $200,000. Such expenses include fees and expenses of the Exchange Agent and Trustee, accounting and legal fees and printing costs, among others.

     The Company will pay all transfer taxes, if any, applicable to the exchange of Original Notes pursuant to the Exchange Offer. If, however, certificates representing Exchange Notes, or Original Notes for principal amounts not tendered or acceptable for exchange, are to be delivered to, or are to be issued in the name of, any person other than the registered holders of the Original Notes tendered, or if tendered Original Notes are registered in the name of any person other than the person signing the Letter of Transmittal, or if a transfer tax is imposed for any reason other than the exchange of Original Notes pursuant to the Exchange Offer, then the amount of any such transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the Letter of Transmittal, the amount of such transfer taxes will be billed directly to such tendering holder of Original Notes.

ACCOUNTING TREATMENT

     The Exchange Notes will be recorded at the same carrying value as the Original Notes as reflected in the Company's accounting records on the date of the exchange. Accordingly, no gain or loss for accounting purposes will be recognized. The expenses of the Exchange Offer will be amortized over the term of the Exchange Notes.

CONSEQUENCE OF FAILURE TO EXCHANGE

     Participation in the Exchange Offer is voluntary. Holders of the Original Notes are urged to consult their financial and tax advisors in making their own decisions on what action to take.

     The Original Notes which are not exchanged for the Exchange Notes pursuant to the Exchange Offer will remain restricted securities. Accordingly, such Original Notes may be resold only (i) to a person whom the seller reasonably believes is a qualified institutional buyer (as defined in Rule 144A under the Securities Act) in a transaction meeting the requirements of Rule 144A, (ii) in a transaction meeting the requirements of Rule 144 under the Securities Act,
(iii) outside the United States to a foreign person in a transaction meeting the requirements of Rule 904 under the Securities Act, (iv) in accordance with another exemption from the registration requirements of the Securities Act (and based upon an opinion of counsel if the Company so requests), (v) to the Company or (vi) pursuant to an effective registration statement and, in each case, in accordance with any applicable securities laws of any state of the United States or any other applicable jurisdiction.

                                  THE COMPANY

     The Company, a leading provider of eyewear products, optometric services and personalized gifts, acquired Pearle on November 15, 1996. The combination of the Company and Pearle creates the second largest optical retail company in the United States with over 1,800 locations in the United States, Canada and the Caribbean. Pearle enjoys one of the most highly recognized brand names in the optical retail industry. Pro forma for the Pearle Acquisition, the Company's fiscal 1995 net sales and EBITDA were $873.7 million and $84.0 million, respectively, with approximately 70% of the Company's net sales derived from its optical business and the remaining 30% derived from its gift business. The Company conducts its business through two principal operating units: (i) Cole Optical, consisting of Cole Vision and Pearle; and (ii) Cole Gift, consisting of Things Remembered and CGC.

     The Company, a wholly owned subsidiary of the Parent, is an intermediate holding company that operates its businesses through subsidiaries. The Company has no operations of its own. The Parent, a public company with common stock trading on the New York Stock Exchange (symbol: CNJ), currently has no debt obligations, other than $4.1 million of capitalized leases, and has minimal operations besides those conducted through the Company.

     The Company was incorporated in July 1993. Immediately prior to the Company's issuance and sale of its Senior Notes on September 30, 1993, all of the Parent's assets, except for the stock of the Company, were contributed to the Company and the Company assumed all of the Parent's liabilities (the "Initial Capitalization") other than $50.0 million of the Parent's obligations under the Parent's 13% Senior Subordinated Notes, which were later retired. Prior to the Initial Capitalization, all operations were conducted by subsidiaries of the Parent.

                                THE TRANSACTIONS

THE PARENT'S ACQUISITION OF PEARLE

     On September 24, 1996, the Parent and The Pillsbury Company, a subsidiary of Grand Metropolitan PLC ("GrandMet"), signed a purchase agreement (the "Pearle Purchase Agreement") under which the Parent agreed to purchase from The Pillsbury Company for an aggregate purchase price of approximately $220 million
(i) all of the issued and outstanding shares of Pearle Service Corporation ("PSC") capital stock, a subsidiary of Pearle, Inc. that holds certain assets related to Pearle's Dallas headquarters, and (ii) following the distribution to The Pillsbury Company of the proceeds from the purchase of the PSC capital stock, all of the issued and outstanding shares of Pearle's capital stock. These transactions were consummated on November 15, 1996. As a result, the Parent owned all of the business operations and assets of Pearle, including its European operations which were resold pursuant to the Pearle Holdings Disposition.

THE PEARLE HOLDINGS DISPOSITION

     On September 24, 1996, the Parent and HAL Investments B.V. ("HAL") signed a definitive purchase agreement (the "BV Purchase Agreement"), pursuant to which a new company to be formed by HAL and in which the Parent would purchase an equity interest of approximately 20% ("Newco"), would purchase all of the issued and outstanding shares of Pearle Holdings together with certain related assets for an aggregate purchase price of approximately $62 million. Pearle's European operations historically were conducted by Pearle Holdings. This transaction was consummated on November 15, 1996. Under the BV Purchase Agreement, the Parent and Newco agreed not to compete against each other in the optical services business in the other party's territory for a period of five years following the closing of the BV Purchase Agreement. Newco's territory is defined to include generally all territories currently customarily referred to as Europe and the Parent's territory is defined as the rest of the world.

THE PEARLE ACQUISITION

     Pursuant to a transfer agreement (the "Transfer Agreement") between the Parent and the Company, immediately following the Parent's Acquisition of Pearle, the Company purchased from the Parent all of the issued and outstanding shares of both PSC and Pearle for an aggregate purchase price of approximately $154 million, net of transaction adjustments. Both PSC and Pearle became wholly owned subsidiaries of the Company. Under the Transfer Agreement, the Parent assigned all of its rights and obligations under the Pearle Purchase Agreement except for those rights and obligations which are necessary for the Parent to fulfill its obligations under the BV Purchase Agreement.

THE SENIOR NOTE REPURCHASE

     During fiscal 1996, the Parent used a portion of the net proceeds from a public offering of the Parent's Class A common stock, par value $.001 per share (the "Common Stock") to purchase approximately $15.1 million of the Company's outstanding Senior Notes in the open market. In connection with the Pearle Acquisition, the Parent sold such Senior Notes to the Company for an aggregate purchase price of $14.9 million which represents face value of $15.1 million after deduction of unamortized discount. Such Senior Notes were retired upon receipt by the Company. An aggregate of $165.8 million principal amount of the Company's Senior Notes remain outstanding following the consummation of the Transactions. The Senior Note Repurchase will reduce the Company's interest expense by $1.7 million per year.

THE FINANCING

     The Company financed the Pearle Acquisition, the Senior Note Repurchase and estimated fees and expenses through (i) the proceeds from the Offering, (ii) cash on hand, and (iii) intercompany borrowings from the Parent. Concurrently with the consummation of the offering of the Original Notes, the Company entered into a senior secured revolving line of credit in an aggregate principal amount of $75.0 million (the "New Credit Facility") and all amounts outstanding under the Company's existing $50.0 million revolving credit facility (the "Revolving Credit Facility") were replaced by equivalent amounts under the New Credit Facility. As of January 21, 1997, approximately $9.7 million of letters of credit were outstanding under the Company's New Credit Facility.

                                USE OF PROCEEDS

     The Company will not receive any cash proceeds from the issuance of the Exchange Notes offered hereby. In consideration for issuing the Exchange Notes as contemplated in this Prospectus, the Company will receive in exchange Original Notes in like principal amount, the terms of which are substantially identical to the Exchange Notes. The Original Notes surrendered in exchange for Exchange Notes will be retired and cancelled and cannot be reissued. Accordingly, issuance of the Exchange Notes will not result in any increase in the indebtedness of the Company.

     The net proceeds to the Company from the sale of the Original Notes, together with cash on hand and intercompany borrowings from the Parent, was used to finance the Pearle Acquisition, the Senior Note Repurchase and estimated fees and expenses. The sources and uses of funds are set forth below (dollars in thousands).

     Sources of funds:
          Proceeds of Original Notes..........................................  $148,875
          Cash on hand........................................................    15,013
          Borrowings from the Parent..........................................    14,917
                                                                                --------
               Total sources of funds.........................................  $178,805
                                                                                ========
     Uses of funds:
          The Pearle Acquisition..............................................  $154,000
          The Senior Note Repurchase..........................................    14,917
          Estimated fees and expenses.........................................     9,888
                                                                                --------
               Total uses of funds............................................  $178,805
                                                                                ========

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of the Company at November 2, 1996 and as adjusted to reflect the Transactions. This table should be read in conjunction with the information contained in "Use of Proceeds," "Unaudited Pro Forma Condensed Consolidated Financial Data" and the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" as well as the Company's and Pearle's consolidated financial statements and notes thereto included elsewhere herein.

                                                                        NOVEMBER 2, 1996
                                                                    -------------------------
                                                                     ACTUAL         PRO FORMA
                                                                    ---------       ---------
                                                                    (DOLLARS IN THOUSANDS)
Long-term debt:
  Revolving credit facilities....................................   $      --       $      --
  Senior Notes, net of discount..................................     179,248         164,324(a)
  Other secured indebtedness.....................................       1,085(b)        1,085(b)
  Notes, net of discount.........................................          --         148,875(c)
                                                                    ---------       ---------
     Total long-term debt........................................     180,333(b)      314,284(b)
Stockholder's equity:
  Common stock...................................................          --              --
  Paid-in capital................................................     118,065         118,065
  Accumulated deficit............................................    (108,604)       (108,863)(d)
                                                                    ---------       ---------
     Total stockholder's equity..................................       9,461           9,202
                                                                    ---------       ---------
     Total capitalization........................................   $ 189,794       $ 323,486
                                                                    =========       =========

---------------
(a) Reflects purchase and cancellation by the Company of $15.1 million principal amount of Senior Notes held by Parent, net of unamortized discount.

(b) Includes $300 of current maturities of long-term debt.

(c) Reflects the issuance of the Original Notes.

(d) Reflects the write-off of unamortized deferred financing costs from the Revolving Credit Facility, net of the related income tax benefit.

           UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA

     The following Unaudited Pro Forma Condensed Consolidated Statements of Income for the fiscal year ended February 3, 1996 and the 39 weeks ended November 2, 1996 include the results of Pearle's operations and give effect to the Transactions as if they had occurred at the beginning of the periods presented. Pearle's results of operations exclude Pearle Holdings, which was not acquired by the Company. The following Unaudited Pro Forma Condensed Consolidated Balance Sheet presents the pro forma financial condition of the Company as if the Transactions had occurred as of November 2, 1996 and includes the financial position of Pearle's operations as of September 30, 1996, the end of Pearle's most recent fiscal year. Pearle's financial position excludes Pearle Holdings and certain assets and liabilities that were not purchased or assumed in the Pearle Acquisition.

     The purchase price of Pearle was determined based on arms-length negotiations between the parties to the Pearle Purchase Agreement. The excess of the purchase price of Pearle over the net identifiable assets and liabilities of Pearle is reported as goodwill. The carrying values of Pearle's net assets are assumed to equal their fair values for purposes of these pro forma financial statements, unless indicated otherwise in the Notes to Unaudited Pro Forma Condensed Consolidated Financial Data. These values are subject to revision following the results of any appraisals. However, management does not believe that the results of any such appraisals will yield materially different values from the carrying values. The Unaudited Pro Forma Condensed Consolidated Balance Sheet and Statements of Income were prepared reflecting:

     (i) the Pearle Acquisition, which will be accounted for under the purchase method of accounting;

     (ii)  the Senior Note Repurchase;

     (iii) the Offering of the Notes; and

     (iv) the New Credit Facility.

     The pro forma information presented does not consider any future events which may occur after the consummation of the Transactions. The Company believes revenue and operating expense synergies and purchasing and other cost reductions of the combined operations of the Company and Pearle will be realized after the Company has installed its management controls, systems and merchandising and marketing programs. However, for purposes of the Unaudited Pro Forma Condensed Consolidated Statements of Income, these and other synergies in overhead expenses have not been reflected because their realization cannot be assured. Nor do the pro forma statements consider the incremental expenses, capital or conversion costs which may be incurred as a result of the Pearle Acquisition. Following the closing of the Transactions, integration and consolidation charges may be incurred which could result in the Company reporting a negative stockholder's equity.

     The financial information is presented for informational purposes only and is not necessarily indicative of the operating results or financial position that would have occurred had the Transactions been consummated at the dates indicated, nor is it necessarily indicative of future operating results or financial position. The unaudited pro forma condensed consolidated financial data should be read in conjunction with the financial statements of the Company and Pearle and the related notes thereto included elsewhere herein.

            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                             AS OF NOVEMBER 2, 1996

                             (DOLLARS IN THOUSANDS)

                                                  HISTORICAL                      PRO FORMA
                                          --------------------------      --------------------------
                                           COMPANY       PEARLE (a)       ADJUSTMENTS      COMBINED
                                          ---------      -----------      -----------      ---------
ASSETS
Current assets:
  Cash and temporary cash
     investments.......................   $  31,489       $       --       $ (15,013)(b)   $  16,476
  Accounts and notes receivable,
     prepaid expenses and other........      25,870           24,162              --          50,032
  Inventories..........................     103,778           28,955              --         132,733
  Deferred income tax benefits.........      10,616            9,118           1,750(c)       21,484
                                          ---------        ---------       ---------       ---------
          Total current assets.........     171,753           62,235         (13,263)        220,725
Property and equipment, net............      67,586           43,152          (5,000)(c)     105,738
Franchise notes receivable, excluding
  current portion......................          --           25,250              --          25,250
Other assets...........................       8,294              809           6,689(d)       15,792
Cost in excess of net assets of
  purchased businesses and other
  intangible assets, net...............      79,485          117,281         (32,740)(e)     164,026
                                          ---------        ---------       ---------       ---------
Total assets...........................   $ 327,118       $  248,727       $ (44,314)      $ 531,531
                                          =========        =========       =========       =========

LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities:
  Current portion of long-term debt....   $     300       $       --       $      --       $     300
  Accounts payable.....................      39,896           18,723              --          58,619
  Payable to affiliates................      25,394               --          14,924(f)       40,318
  Accrued liabilities..................      66,644           33,107            (140)(g)      99,611
                                          ---------        ---------       ---------       ---------
          Total current liabilities....     132,234           51,830          14,784         198,848
Long-term debt, net of discount........     180,033               --         133,951(h)      313,984
Deferred income taxes and other........       5,390            4,107              --           9,497
Stockholder's equity:
  Common stock and paid-in capital.....     118,065          642,449        (642,449)(i)     118,065
  Accumulated deficit..................    (108,604)        (452,163)        451,904(i)     (108,863)
  Foreign currency translation
     adjustment........................          --            2,504          (2,504)(i)          --
                                          ---------        ---------       ---------       ---------
          Total stockholder's equity...       9,461          192,790        (193,049)          9,202
                                          ---------        ---------       ---------       ---------
Total liabilities and stockholder's
  equity...............................   $ 327,118       $  248,727       $ (44,314)      $ 531,531
                                          =========        =========       =========       =========

  See accompanying Notes to Unaudited Pro Forma Condensed Consolidated Balance
                                     Sheet.

       NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

(a) For purposes of the Unaudited Pro Forma Condensed Consolidated Balance Sheet, the financial position of Pearle is as of September 30, 1996, the end of Pearle's most recent fiscal year. Pearle's financial position excludes the financial position of Pearle Holdings and reflects the elimination of certain assets and liabilities that were not purchased or assumed in the Pearle Acquisition, primarily cash on hand, income taxes payable and payables to parent and affiliated companies.

(b) Records the estimated portion of the purchase price and the fees and expenses funded from cash on hand.

(c) Records estimated writedown of property and equipment and the related deferred income taxes to reflect the adoption by Pearle of SFAS No. 121-Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed Of.

(d) Records the estimated professional fees and expenses associated with the financing requirements of the Pearle Acquisition and the write-off of the unamortized deferred financing costs related to the Company's Revolving Credit Facility. A breakdown of the estimated costs and write-off follows (in thousands):

        Financing fees and debt issuance costs...............................   $4,900
        Legal and professional fees and other costs..........................    2,188
        Write-off of unamortized deferred financing costs....................     (399)
                                                                                ------
                                                                                $6,689
                                                                                ======

(e) Records the purchase price allocation to goodwill and other intangible assets using the purchase method of accounting. The preliminary allocation of the purchase price and related transaction costs is as follows (in thousands):

        Purchase price....................................................   $ 154,000
        Transaction costs.................................................       2,800
        Less equity acquired (adjusted for the estimated impact of SFAS
          No. 121)........................................................    (189,540)
                                                                                ------
          Purchase price allocation adjustments to goodwill and other
             intangible assets............................................     (32,740)
        Historical goodwill and other intangible assets...................     117,281
                                                                                ------
          Pearle's pro forma goodwill and other intangible assets.........   $  84,541
                                                                                ======

(f) Records increase in the payable to Parent in connection with financing the Transactions.

(g) Records the benefit to accrued income taxes resulting from the write-off of unamortized deferred financing costs related to the Company's Revolving Credit Facility.

(h) Records the issuance of the Notes, net of discount, and the purchase and cancellation by the Company of $15.1 million of Senior Notes held by the Parent, net of unamortized discount.

(i) Eliminates the stockholder's equity of Pearle and records the write-off of unamortized deferred financing costs, net of the related income tax benefit.

         UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME

                   FOR THE FISCAL YEAR ENDED FEBRUARY 3, 1996

                             (DOLLARS IN THOUSANDS)

                                                       HISTORICAL                    PRO FORMA
                                                ------------------------     -------------------------
                                                COMPANY      PEARLE (a)      ADJUSTMENTS     COMBINED
                                                --------     -----------     -----------     ---------
Net revenue...................................  $577,091      $  296,641      $      --      $ 873,732
Costs and expenses:
  Cost of goods sold & operating expenses
     (b)......................................   515,474         274,244             --        789,718
  Restructuring charges, net (c)..............        --           8,775             --          8,775
  Royalty payments & other affiliate
     charges..................................        --           5,167         (5,167)(d)         --
  Depreciation and amortization...............    15,686          28,509        (12,014)(e)     32,181
                                                --------        --------       --------       --------
          Total costs and expenses............   531,160         316,695        (17,181)       830,674
                                                --------        --------       --------       --------
Income (loss) from operations.................    45,931         (20,054)        17,181         43,058
Gain on sale of subsidiary....................        --         (14,811)        14,811(g)          --
Interest expense..............................    22,143          16,354         (1,667)(h)     36,830
Interest income...............................      (761)             --            611(i)        (150)
                                                --------        --------       --------       --------
Income (loss) before income taxes.............    24,549         (21,597)         3,426          6,378
Income tax provision (benefit)................    10,799         (12,001)         5,579(j)       4,377
                                                --------        --------       --------       --------
Net income (loss).............................  $ 13,750      $   (9,596)     $  (2,153)     $   2,001
                                                ========        ========       ========       ========
Ratio of earnings to fixed charges (k)........      1.8x                                          1.1x

EBITDA data (l):
  Income (loss) from operations...............  $ 45,931      $  (20,054)     $  17,181      $  43,058
  Restructuring charges, net..................        --           8,775             --          8,775
  Royalty payments & other affiliate
     charges..................................        --           5,167         (5,167)            --
  Depreciation and amortization...............    15,686          28,509        (12,014)        32,181
                                                --------        --------       --------       --------
  EBITDA......................................  $ 61,617      $   22,397      $      --      $  84,014

  Ratio of EBITDA to interest expense.........      2.8x                                          2.3x

See accompanying Notes to Unaudited Pro Forma Condensed Consolidated Statements
                                   of Income.

         UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME

                    FOR THE 39 WEEKS ENDED NOVEMBER 2, 1996

                             (DOLLARS IN THOUSANDS)

                                                    HISTORICAL                     PRO FORMA
                                             -------------------------     -------------------------
                                              COMPANY      PEARLE (a)      ADJUSTMENTS     COMBINED
                                             ---------     -----------     -----------     ---------
Net revenue................................  $ 443,057      $  240,487      $      --      $ 683,544
Costs and expenses:
  Cost of goods sold & operating expenses
     (b)...................................    403,058         217,462             --        620,520
  Restructuring charges, net (c)...........         --          (3,486)            --         (3,486)
  Royalty payments & other affiliate
     charges...............................         --           5,842         (5,842)(d)         --
  Depreciation and amortization............     12,780          21,055        (10,193)(e)     23,642
  Provision for impairment of intangible
     assets and related costs..............         --          94,673        (94,673)(f)         --
                                             ---------       ---------      ---------      ---------
          Total costs and expenses.........    415,838         335,546       (110,708)       640,676
                                             ---------       ---------      ---------      ---------
Income (loss) from operations..............     27,219         (95,059)       110,708         42,868
Interest expense...........................     15,943          12,258         (1,070)(h)     27,131
Interest income............................     (1,161)             --            582(i)        (579)
                                             ---------       ---------      ---------      ---------
Income (loss) before income taxes..........     12,437        (107,317)       111,196         16,316
Income tax provision (benefit).............      5,473          (6,996)         9,182(j)       7,659
                                             ---------       ---------      ---------      ---------
Net income (loss)..........................  $   6,964      $ (100,321)     $ 102,014      $   8,657
                                             =========       =========      =========      =========
Ratio of earnings to fixed charges (k).....       1.5x                                          1.4x

EBITDA data (l):
  Income (loss) from operations............  $  27,219      $  (95,059)     $ 110,708      $  42,868
  Provision for impairment of intangible
     assets and related costs..............         --          94,673        (94,673)            --
  Restructuring charges, net...............         --          (3,486)            --         (3,486)
  Royalty payments & other affiliate
     charges...............................         --           5,842         (5,842)            --
  Depreciation and amortization............     12,780          21,055        (10,193)        23,642
                                             ---------       ---------      ---------      ---------
  EBITDA...................................  $  39,999      $   23,025      $      --      $  63,024

  Ratio of EBITDA to interest expense......       2.5x                                          2.4x

See accompanying Notes to Unaudited Pro Forma Condensed Consolidated Statements
                                   of Income.

                          NOTES TO UNAUDITED PRO FORMA
                  CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(a) Pearle's most recent audited fiscal year ended on September 30, 1996. For purposes of the Unaudited Pro Forma Condensed Consolidated Statement of Income for the Company's fiscal year ended February 3, 1996, results of operations for Pearle are for its four quarters ended December 31, 1995, and exclude Pearle Holdings. For purposes of preparing the Unaudited Pro Forma Condensed Consolidated Statement of Income for the Company's 39 weeks ended November 2, 1996, the information for Pearle is the nine month period ended September 30, 1996, Pearle's second, third and fourth fiscal quarters, and excludes Pearle Holdings.

    The results of operations of Pearle included in the Unaudited Pro Forma Condensed Consolidated Statements of Income contain certain reclassification entries in order to present financial information on a basis consistent with the presentation used by the Company. These are (i) the inclusion in net revenue of interest income on franchise notes receivable ($4.7 million for the 12 months ending December 31, 1995 and $3.0 million for the nine months ending September 30, 1996) and (ii) the presentation of depreciation and amortization separately from cost of goods sold and operating expenses.

(b) Cost of goods sold and operating expenses have been combined in the accompanying Unaudited Pro Forma Condensed Consolidated Statements of Income because information is not readily available to classify Pearle's cost of goods sold and selling, general and administrative expenses in a manner consistent with the Company's presentation. Pearle includes certain store occupancy costs and depreciation in cost of goods sold, whereas the Company reports such costs as operating expenses or depreciation and amortization. In addition, Pearle includes payroll, supplies and other costs related to the making of eyeglasses at its in-store labs in selling, general and administrative expenses; the Company and Pearle both classify similar costs of making eyeglasses at their respective central laboratories in cost of goods sold. As a result of the Pearle Acquisition, the Company's consolidated gross margin will likely decline from its historical levels because Pearle is expected to have a lower gross margin than the Company due to the higher cost of in-store labs and lower margin wholesale sales to franchised stores partially offset by franchise royalties, fees and interest income on franchise notes receivable which have no corresponding cost of goods sold.

(c) For the twelve months ended December 31, 1995, Pearle recorded a net provision of approximately $8.8 million for estimated costs, consisting primarily of future commitments under operating leases, of closing unprofitable North American retail locations. During the nine months ended September 30, 1996, Pearle recorded net adjustments of $3.5 million to the restructuring reserves previously established.

(d) Reflects the elimination of amounts paid to an affiliated company pursuant to a licensing agreement in connection with a 1989 acquisition for use of the predecessor's trademark and for management fees. As a result of the Pearle Acquisition, all future payment obligations were cancelled.

(e) The Pearle Acquisition will be accounted for by the purchase method of accounting. Under purchase accounting, the total purchase price will be allocated to the tangible and intangible assets and liabilities of Pearle based upon their respective fair values as of the closing of the Pearle Acquisition based on valuations and other studies which are not yet available. A preliminary allocation of the purchase price has been made to major categories of assets and liabilities in the accompanying Unaudited Pro Forma Condensed Consolidated Financial Data based on available information and certain assumptions that management believes to be reasonable. The actual allocation of purchase price and the resulting effect on income from operations may differ significantly from the pro forma amounts included herein. Consequently, the amounts reflected in the Unaudited Pro Forma Condensed Consolidated Financial Data are subject to change, and the final amounts may differ substantially.

     The following reflects the effect of purchase adjustments on depreciation and amortization expense based upon management's assumptions (in thousands):

                                                                    39 WEEKS       FISCAL YEAR
                                                                     ENDED            ENDED
                                                                  NOV. 2, 1996     FEB. 3, 1996
                                                                  ------------     ------------
     Amortization of new goodwill and intangible assets over 40
       years....................................................    $  1,585         $  2,114
     Elimination of amortization of Pearle's historical goodwill
       and intangible assets....................................     (11,778)         (14,128)
                                                                     -------         --------
                                                                    $(10,193)        $(12,014)
                                                                     =======         ========

(f) Reflects the elimination of the provision for impairment of intangible assets and related costs that were nonrecurring incremental costs directly attributable to the Pearle Acquisition. The impairment of approximately $88.0 million was recorded as a write-off of excess cost over fair value of net tangible assets acquired. The remaining charge of approximately $6.7 million reflected amounts paid or to be paid by a Pearle affiliate on behalf of Pearle.

(g) On October 27, 1994, Pearle entered into an agreement to sell all of the capital stock of Ophthalmic Research Group International Company ("ORGIC") to a third party for cash consideration of $14.8 million. During the year ended September 30, 1993, the remaining book value of ORGIC of approximately $22.1 million was written off (included in amortization and impairment of intangible assets) since, in the opinion of Pearle's management, the value of such assets was not recoverable. As a result, the gain on sale in 1995 was equal to the cash consideration.

(h) Reflects the effect on interest expense resulting from the adjustments below (in thousands):

                                                                    39 WEEKS       FISCAL YEAR
                                                                     ENDED            ENDED
                                                                  NOV. 2, 1996     FEB. 3, 1996
                                                                  ------------     ------------
     Interest on the Notes, including amortization of
       discount.................................................    $ 11,156         $ 14,874
     Interest expense from pro forma borrowing under the New
       Credit Facility..........................................          20              324
     Elimination of interest expense on the $15.1 million of
       Senior Notes held by Parent to be purchased from and
       cancelled by the Company.................................      (1,286)          (1,746)
     Elimination of interest expense charged by Pearle's
       parent...................................................     (11,528)         (15,872)
     Amortization of financing costs of the New Credit Facility and the Notes over their respective terms, less the
       elimination of amortization of financing costs related to
       the Company's Revolving Credit Facility..................         568              753
                                                                     -------         --------
                                                                    $ (1,070)        $ (1,667)
                                                                     =======         ========

(i) Reflects elimination of interest income on temporary cash investments used to fund the Pearle Acquisition.

(j) Reflects the increase in income tax expense resulting from the combined pro forma results of the Company and Pearle. Income tax expense includes the provision for state, local and federal income taxes. The pro forma effective tax rate differs from the federal statutory rate of 35% principally because of state and local taxes and permanent differences arising from amortization of the Company's existing goodwill and goodwill associated with the Pearle Acquisition.

(k) For purposes of computing the ratio of earnings to fixed charges, earnings consist of earnings before income taxes and fixed charges. Fixed charges consist of interest expense, including amortization of deferred debt issuance costs, and one-third of minimum rental expense less sublease rental income (the portion deemed representative of the interest factor).

(l) EBITDA is defined as income from operations before depreciation and amortization and nonrecurring charges including restructuring and store closure costs. The Company has included information concerning EBITDA here as it is relevant for covenant analysis under the Indentures for the Notes and the Senior Notes and because it is used by certain investors as a measure of a company's ability to service its debt. EBITDA is not a performance measure under generally accepted accounting principles and should not be considered more meaningful than operating income or cash flows as an indicator of operating performance. For purposes of computing the ratio of EBITDA to interest expense, interest expense excludes the amortization of deferred financing costs. Amortization of deferred financing costs used to compute the pro forma ratios of EBITDA to interest expense were $0.9 million and $0.7 million for the fiscal year ended February 3, 1996 and the 39 weeks ended November 2, 1996, respectively.

                  SELECTED HISTORICAL FINANCIAL AND OTHER DATA

COMPANY

     The following table sets forth selected historical financial and other data of the Company for (i) the fiscal years 1991 through 1995, which have been derived from the Company's audited consolidated financial statements for those years and (ii) the 39 weeks ended October 28, 1995 and November 2, 1996 which have been derived from the Company's unaudited consolidated condensed financial statements for those periods, which, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for the unaudited interim periods. Results for the 39 weeks ended November 2, 1996 are not necessarily indicative of results that may be expected for the entire year. Prior to the Initial Capitalization (see "The Company"), all operations of the Company were conducted by subsidiaries of the Parent. The selected historical financial and other data set forth below for fiscal years 1991 through 1993 are based on historical cost as if the Initial Capitalization had occurred at the beginning of fiscal 1991 and the Company had been in existence for those periods. Accordingly, transactions of the Parent prior to the Initial Capitalization on September 30, 1993, except for those relating to the debt not assumed by the Company and the interest expense thereon, have been included in the selected historical financial and other data below. The Company's fiscal year ends on the Saturday closest to January 31. Fiscal years are identified according to the calendar year in which they begin. For example, the fiscal year ended February 3, 1996 is referred to as "fiscal 1995." Fiscal 1995 consisted of a 53-week period; all other fiscal years presented consisted of 52-week periods. The information presented below is qualified in its entirety by, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes included elsewhere herein.

                                                           FISCAL YEAR ENDED                           39 WEEKS ENDED
                                        --------------------------------------------------------    --------------------
                                        FEB. 1,     JAN. 30,    JAN. 29,    JAN. 28,    FEB. 3,     OCT. 28,    NOV. 2,
                                          1992        1993        1994        1995        1996        1995        1996
                                        --------    --------    --------    --------    --------    --------    --------
                                                                     (DOLLARS IN THOUSANDS)
OPERATING RESULTS:
  Net sales............................ $426,453    $428,066    $472,888    $528,049    $577,091    $401,999    $443,057
  Gross profit.........................  305,582     304,012     331,936     363,326     394,157     276,753     306,384
  Operating expenses...................  247,562     258,534     281,149     305,470     332,540     242,269     266,385
  Depreciation and amortization........   13,701      13,581      13,516      14,892      15,686      11,552      12,780
                                        --------    --------    --------    --------    --------    --------    --------
  Income from operations...............   44,319      31,897      37,271      42,964      45,931      22,932      27,219
  Interest expense.....................   45,064      18,897      18,029      22,266      22,143      16,403      15,943
  Interest income......................   (1,029)       (127)       (378)       (443)       (761)       (531)     (1,161)
  Income tax provision (benefit).......    3,073       6,161       2,361      (3,703)     10,799       3,107       5,473
                                        --------    --------    --------    --------    --------    --------    --------
  Income (loss) from continuing
    operations (a)..................... $ (2,789)   $  6,966    $ 17,259    $ 24,844    $ 13,750    $  3,953    $  6,964
                                        ========    ========    ========    ========    ========    ========    ========
OTHER DATA:
  Gross margin.........................     71.7%       71.0%       70.2%       68.8%       68.3%       68.8%       69.2%
  EBITDA (c)........................... $ 58,020    $ 45,478    $ 50,787    $ 57,856    $ 61,617    $ 34,484    $ 39,999
  EBITDA margin (c)....................     13.6%       10.6%       10.7%       11.0%       10.7%        8.6%        9.0%
  Capital expenditures................. $  9,816    $  9,580    $ 13,074    $ 18,527    $ 19,675    $ 14,042    $ 15,553
  Ratio of earnings to fixed charges
    (b)................................     1.0x        1.5x        1.7x        1.7x        1.8x        1.3x        1.5x

NUMBER OF UNITS (AT END OF PERIOD):
  Cole Vision..........................      751         769         774         938       1,013         998       1,055
  Things Remembered....................      697         717         737         760         778         775         797
  Cole Gift Centers....................      598         594         586         589         587         588         505
                                        --------    --------    --------    --------    --------    --------    --------
         Total.........................    2,046       2,080       2,097       2,287       2,378       2,361       2,357
                                        ========    ========    ========    ========    ========    ========    ========
COMPARABLE STORE SALES GROWTH (d):
  Cole Vision..........................     (2.5)%      (1.4)%      10.7%        9.8%        5.6%        7.4%        8.7%
  Things Remembered....................     (1.4)%      (0.7)%       1.8%        0.1%        3.1%        4.3%        3.8%
  Cole Gift Centers....................     (1.4)%       1.8%       31.6%        5.8%       (4.8)%      (4.8)%       0.7%
         Total.........................     (1.9)%      (0.7)%       9.4%        5.5%        3.4%        5.0%        6.3%
BALANCE SHEET DATA (AT END OF PERIOD)
  (e):
  Total assets......................... $237,302    $225,861    $257,945    $283,303    $298,990    $295,633    $327,118
  Long-term debt.......................  513,388     190,556     188,299     184,388     180,218     184,722     180,033
  Stockholder's equity (deficit)....... (420,150)    (58,902)    (29,793)      1,139       2,497       5,092       9,461

(a) Earnings per share and weighted average number of common shares outstanding data for all periods have been omitted as the Company is a wholly owned subsidiary of the Parent.

(b) Earnings used in computing the ratio of earnings to fixed charges consist of income (loss) before income taxes plus fixed charges. Fixed charges consist of interest on indebtedness, amortization of deferred financing fees and the portion minimum rent expense less sublease rental income that represents interest.

(c) EBITDA is defined as income from operations before depreciation and amortization and nonrecurring charges, if any. The Company has included information concerning EBITDA here as it is relevant for covenant analysis under the Indentures for the Notes and the Senior Notes and because it is used, by certain investors as a measure of a company's ability to service its debt. EBITDA is not a performance measure under generally accepted accounting principles and should not be considered more meaningful than operating income or cash flows as an indicator of operating performance.

(d) Comparable store sales growth is calculated using sales for all stores open at least twelve months, for the weeks that the stores were open in both the previous and current periods. For the year ended January 29, 1994, the growth in comparable store sales for Cole Gift Centers includes the addition of greeting card merchandise to 171 locations in February 1993.

(e) The balance sheet data for the fiscal year ended February 1, 1992 reflect historical amounts for the Parent and not the Company. In fiscal 1992, the Parent exchanged a significant portion of long-term debt (including redeemable preferred stock) for equity resulting in a reduction of the Parent's long-term debt and stockholders' deficit.

PEARLE

     The following table sets forth selected historical financial and other data of Pearle for the fiscal years 1993 through 1996, which have been derived from Pearle's audited consolidated financial statements for those years. The selected historical financial and other data of Pearle below includes the operating results and other data of Pearle Holdings presented in note (a) set forth below. Pearle Holdings was disposed of by the Parent prior to the Pearle Acquisition although the Parent retains a minority interest in Pearle Holdings' business. The information presented below is qualified in its entirety by, and should be read in conjunction with, the consolidated financial statements and notes of Pearle included elsewhere herein.

                                                                 FISCAL YEAR ENDED SEPTEMBER 30,
                                                         ------------------------------------------------
                                                           1993         1994         1995         1996
                                                         ---------    ---------    ---------    ---------
OPERATING RESULTS (A):
  Revenues.............................................  $ 364,938    $ 336,018    $ 354,252    $ 366,024
  Gross profit (b).....................................    170,153      154,678      167,067      181,538
  Selling, general and administrative expenses (c).....    202,810      160,820      155,256      164,129
  Restructuring and store closure costs (d)............     33,854        1,876        7,265       (2,083)
  Royalty payments and other affiliate charges (e).....      5,842        5,916        6,039        6,406
  Amortization of intangible assets....................     19,567       14,289       14,260       15,604
  Provision for impairment of intangible assets and
    related costs (f)..................................     22,146           --           --       94,673
                                                          --------     --------     --------     --------
  Income (loss) from operations........................   (114,066)     (28,223)     (15,753)     (97,191)
  Interest expense to Pearle's parent (g)..............     15,670       17,309       15,769       15,461
  Other interest income, net...........................     (3,545)      (4,080)      (4,829)      (4,258)
  Gain on sale of subsidiary (f).......................         --           --      (14,811)          --
  Income tax benefit...................................    (34,716)     (10,480)     (12,845)      (6,011)
                                                          --------     --------     --------     --------
  Income (loss) before cumulative effect of
    accounting change..................................  $ (91,475)   $ (30,972)   $     963    $(102,383)
                                                          ========     ========     ========     ========
OTHER DATA (A):
  Gross margin (b).....................................       46.6%        46.0%        47.2%       49.6%
  EBITDA (h)...........................................  $  32,166    $  28,621    $  35,278       37,696
  EBITDA margin (h)....................................        8.8%         8.5%        10.0%        10.3%
  Capital expenditures.................................  $   4,945    $   6,083    $   7,321    $  13,558

NUMBER OF UNITS IN NORTH AMERICA (AT END OF PERIOD):
  Company-owned stores.................................        412          368          336          345
  Franchised stores....................................        433          387          361          340
                                                          --------     --------     --------     --------
      Total............................................        845          755          697          685
                                                          ========     ========     ========     ========
COMPARABLE STORE SALES GROWTH (U.S. LOCATIONS) (i):
  Company-owned stores.................................       (6.6)%        4.4%         4.2%        (1.2)%
  Franchised stores....................................       (2.0)%        3.0%         2.1%         2.0%

---------------

(a) Includes the following selected financial data of Pearle's European operations owned and operated by Pearle Holdings:

                                                                 FISCAL YEAR ENDED SEPTEMBER 30,
                                                         ------------------------------------------------
                                                           1993         1994         1995         1996
                                                         ---------    ---------    ---------    ---------
Revenues...............................................  $  52,890    $  48,704    $  59,841    $  63,817
Gross profit...........................................     24,933       21,899       26,469       27,968
Selling, general and administrative expenses...........     18,051       17,974       19,583       20,177
Amortization and impairment of intangible assets.......        217          209          236          238
                                                          --------     --------     --------     --------
Income from operations.................................      6,665        3,716        6,650        7,553
Interest expense (income), net.........................        582          (99)        (429)        (488)
Income tax provision...................................      1,986        1,216        2,135        2,510
                                                          --------     --------     --------     --------
Net income.............................................  $   4,097    $   2,599    $   4,944        5,531
                                                          ========     ========     ========     ========
EBITDA.................................................  $  10,183    $   6,858    $  10,184    $  11,487
Capital expenditures...................................      1,084        2,272        3,279        3,193

(b) Gross profit and gross margin for Pearle are determined on a basis not consistent with that of the Company. Pearle includes certain store occupancy costs and depreciation in cost of goods sold, whereas the Company reports such costs as operating expenses or depreciation and amortization. In addition, Pearle includes payroll, supplies and other costs related to the making of eyeglasses at its in-store labs in selling, general and administrative expenses; the Company and Pearle both classify similar costs of making eyeglasses at their central laboratories in cost of goods sold. Information to reclassify Pearle's historical costs and expenses on a basis consistent with the Company is not readily available. As a result of the Pearle Acquisition, the Company's consolidated gross margin will likely decline from its historical levels because Pearle is expected to have a lower gross margin than the Company due to the higher cost of in-store labs and lower margin wholesale sales to franchised stores partially offset by franchise royalties, fees and interest income on franchise notes receivable which have no corresponding cost of goods sold.

(c) During the year ended September 30, 1993 Pearle recorded a charge to operations (included in selling, general and administrative expenses) of approximately $19.5 million related to the disposal of obsolete retail and laboratory equipment, the abandonment of certain leasehold improvements, the elimination of unrecoverable capitalized software costs and costs associated with the elimination of operations in Germany.

(d) During the year ended September 30, 1993 Pearle recorded a provision related to restructuring its retail operations, including the costs of closing certain unprofitable United States and all German retail locations. During the years ended September 30, 1994 and 1995 Pearle recorded net provisions for estimated costs, consisting primarily of future commitments under operating leases, of closing unprofitable United States and international retail locations. During the year ended September 30, 1996 $2.1 million of the restructuring and store closure reserves was reversed.

(e) Represents amounts paid to an affiliated company pursuant to a licensing agreement in connection with a 1989 acquisition for use of the predecessor's trademark and for management fees. As a result of the Pearle Acquisition, all future payment obligations will be cancelled.

(f) On October 27, 1994, Pearle entered into an agreement to sell all of the capital stock of Ophthalmic Research Group International Company ("ORGIC") to a third party for cash consideration of $14.8 million. During the year ended September 30, 1993, the remaining book value of ORGIC of approximately $22.1 million was written off (included in amortization and impairment of intangible assets) since, in the opinion of Pearle's management, the value of such assets was not recoverable. As a result, the gain on sale in 1995 was equal to the cash consideration.

    As a result of the sale of Pearle, an impairment of the assets of Pearle was determined to exist at September 30, 1996. Accordingly, an impairment of approximately $88.0 million was recorded to reflect the assets of Pearle at their estimated fair value. The impairment was recorded as a write-off of excess cost over fair value of net tangible assets acquired. A charge of approximately $6.7 million was also recorded for amounts which were paid or will be paid by a Pearle affiliate on behalf of Pearle as a result of the sale.

(g) Interest expense related to intercompany balances which will be cancelled and contributed to Pearle's capital at the closing of the Transactions.

(h) EBITDA is defined as income from operations before depreciation and amortization and nonrecurring charges (including the items described in notes (c), (d), (e) and (f) above) and includes interest income on franchise notes receivable. The Company has included information concerning EBITDA here as it is relevant for covenant analysis under the Indentures for the Notes and the Senior Notes and because it is used by certain investors as a measure of a company's ability to service its debt. EBITDA is not a performance measure under generally accepted accounting principles and should not be considered more meaningful than operating income or cash flows as an indicator of operating performance.

(i) Comparable store sales growth is calculated using sales for all stores open at least twelve months, for the weeks that the stores were open in both the previous and current periods.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The Company is a direct wholly owned subsidiary of the Parent. The following discussion should be read in conjunction with the Selected Historical Financial and Other Data and the Unaudited Pro Forma Condensed Consolidated Financial Data and the notes thereto.

     Except as otherwise indicated, the following discussion relates to the Company on a historical basis without giving effect to the Pearle Acquisition. Any discussion of Pearle's historical operating results is inclusive of the operations of Pearle Holdings except where indicated.

GENERAL

     The Company is a leading provider of eyewear products, optometric services and personalized gifts. The Pearle Acquisition creates the second largest vision care company in the United States, and with Cole Gift, results in the Company, on a pro forma basis for fiscal 1995, reaching $873.7 million in annual net revenues and $84.0 million in EBITDA. See "Unaudited Pro Forma Condensed Consolidated Financial Data."

     The Company has produced a record of consistent growth in sales and EBITDA. During the three-year period ended February 3, 1996, the Company's net revenues increased from $472.9 million to $577.1 million, representing a compound annual growth rate of 10.5%. Over the same time period, EBITDA has increased from $50.8 million to $61.6 million, representing a compound annual growth rate of 10.1%. The Company's growth has been driven by its increased managed vision care business, the introduction of new merchandising concepts, new store openings and selected acquisitions. Cole Vision acquired 73 Sears Optical locations and two freestanding Vision Club stores in Canada in November 1996 for a purchase price of approximately $2.5 million. These locations had sales of approximately $15 million during 1995.

  The Pearle Acquisition

     Dr. Stanley Pearle opened Pearle's first store in Savannah, Georgia in 1961. Through a period of broad expansion over the next 20 years, Pearle became the first nationwide retail eyecare chain. From 1988 to 1990, Pearle expanded by adding 170 stores through six acquisitions and by opening approximately 123 company-owned and franchised stores. Pearle has maintained a franchise program since 1980. As of November 2, 1996, 49% of Pearle's North American and Caribbean stores were franchised. In 1985, Pearle was acquired by GrandMet, under whose ownership Pearle experienced frequent changes in both operating strategy and senior management. Beginning in fiscal 1993, Pearle embarked on a major restructuring program. Since 1994, Pearle closed 129 stores worldwide, of which 119 were in the United States. In addition, Pearle wrote off obsolete retail and laboratory equipment, unrecoverable capitalized software and the purchase of Ophthalmic Research Group International Company, a lens equipment manufacturer whose assets were deemed unrecoverable by Pearle.

     Pearle's restructuring program has resulted in the closure of unprofitable locations, staff reductions in administration and manufacturing and the reduction of inventory. A new management team, which was put in place during 1994 and 1995, has worked to improve Pearle's franchisee and professional relationships, reemphasized managed care, refocused Pearle's advertising budget to assist the franchisees with additional local advertising and reintroduced Dr. Stanley Pearle through television advertising in order to enhance the Pearle Vision brand awareness. Pearle's new management has also begun opening new locations, including 13 company-owned and eleven franchised locations in the year ended September 30, 1996. During Pearle's fiscal 1995, consolidated net sales grew by 5.4% to $354.3 million, which included comparable store sales increases of 4.2% for company-owned stores. Pearle's fiscal 1995 consolidated EBITDA, excluding nonrecurring items, was $35.3 million, a 23.3% increase over 1994 levels, driven primarily by lower costs resulting from store closures, comparable store sales growth and other cost containment efforts. In Pearle's fiscal 1996, consolidated net sales increased 3.3% to $366.0 million, which included a comparable store sales decrease of 1.2% for company-owned stores. Consolidated EBITDA for fiscal 1996, excluding nonrecurring items, increased 6.9% to $37.7 million.

  Certain Effects of the Pearle Acquisition

     The Pearle Acquisition is the most significant strategic development for the Company in the last ten years. The Company believes that the Pearle Acquisition will create economies of scale and synergies that, in conjunction with the utilization of the best historical practices of each of the Company and Pearle, will result in increased revenue and improved operating results and enable the Company to better serve its customers. Cole Vision historically has had higher operating margins than Pearle. The Company will evaluate several opportunities to improve Pearle's operating results through revenue expansion, cost reductions and consolidation of duplicative facilities and functions. Although the acquisition of Pearle will moderate the seasonality of the Company's business due to relatively lower levels of optical product sales during the Christmas holiday season, the Company's business will remain seasonal.

     Potential Revenue Enhancements. The Company believes that there are opportunities for revenue enhancement in its combined operations. The Pearle Acquisition positions the Company for growth through the expansion of Pearle's network of company-owned and franchised stores. The Company expects that future new store growth will facilitate a rationalization of geographic coverage between company-owned and franchised stores in order to permit more focused local promotional and advertising programs and to streamline field organizations. The Pearle Acquisition enhances the Company's ability to compete effectively in the rapidly expanding managed vision care component of the optical industry by increasing the Company's number of distribution points and geographical presence and broadening its merchandise selection. Furthermore, management intends to introduce selling systems at Pearle that emphasize the sale of higher margin products such as anti-reflective coatings, polycarbonate lenses, and eyeglass warranties.

     Certain Cost Savings. The Company intends to continuously evaluate the operations of Pearle and Cole Vision for opportunities to effect operational efficiencies and reduce costs through the integration of Pearle. For example, management believes that it can improve Pearle's operating results by introducing direct foreign sourcing of eyeglass frames, which account for approximately 55% of Cole Vision's supply and provide significant cost savings over purchases from domestic distributors. Another potential strategy may be the removal of in-store laboratories in Pearle locations where sales volume is insufficient to support the higher overhead. Furthermore, management believes that economies of scale and other cost saving opportunities exist, particularly in purchasing, advertising efficiency and distribution.

     Certain Costs Associated with the Pearle Acquisition. The Company expects that the Pearle Acquisition will increase its need for letters of credit drawn on working capital facilities. Accordingly, the Company replaced its former $50 million Revolving Credit Facility with the New Credit Facility, which provides a maximum available line of $75 million. See "Description of Other
Indebtedness -- New Credit Facility." In addition, the Company intends to closely evaluate the various operations of Pearle and Cole Vision for opportunities to effect operational efficiencies. If, as a result of such review, it is decided to eliminate any assets or operations of Pearle or of Cole Vision, such decision could result in a charge for business integration and consolidation costs that has the effect of reducing assets and the Company's net worth, perhaps creating negative net worth for accounting purposes. See "Risk Factors -- Potential Negative Net Worth."

     Following the Pearle Acquisition, the Company's consolidated gross margin will likely decline from its historical levels. This will likely result because even after conforming Pearle's accounting methods to those of the Company, Pearle is expected to have a lower gross margin than the Company due to the higher costs of in-store laboratories and lower margin wholesale sales to franchised stores partially offset by franchise royalties, fees and interest income on franchise notes receivable which have no corresponding cost of goods sold.

RESULTS OF OPERATIONS

  NINE MONTHS ENDED NOVEMBER 2, 1996 COMPARED TO NINE MONTHS ENDED OCTOBER 28, 1995

     Net sales for the first nine months of fiscal 1996 increased 10.2% to $443.1 million from $402.0 million for the same period a year ago. The increase in consolidated sales for the first nine months of fiscal 1996 was due to a comparable store sales increase of 6.3% and to the opening of additional Cole Gift and Cole Vision units, partially offset by the closing of 95 low-volume Cole Gift departments. Comparable store sales increased primarily as a result of successful eyewear promotions and growth in the managed vision care program at Cole Vision, along with the roll-out of monogrammed softgoods and introduction of new merchandise at Cole Gift. At November 2, 1996, the Company operated 2,357 specialty service retail units compared to 2,361 at October 28, 1995. The decline in stores operated was a result of the closing of low-volume locations (whose aggregate sales in fiscal 1995 represented less than one percent of Cole Gift's sales) in Sears, Venture and Montgomery Ward stores as part of an expense reduction program.

     For the first nine months, gross profit increased to $306.4 million in fiscal 1996 from $276.8 million for the same period a year ago. Gross margins for the first nine months in fiscal 1996 and fiscal 1995 were 69.2% and 68.8%, respectively. The increase in the gross margin percentage was the result of lower product costs, improved optical lab productivity and a higher level of personalization in the sales mix at Things Remembered.

     For the first nine months of fiscal 1996, operating expenses increased 10.0% to $266.4 million from $242.3 million for the same period in fiscal 1995. As a percentage of sales, operating expenses decreased to 60.1% for the first nine months of fiscal 1996 from 60.3% for the same period in fiscal 1995. The operating expense increase compared to last year was primarily due to higher advertising expenditures, payroll costs and store occupancy expenses. Advertising expenditures at Cole Vision were increased for optical promotions to encourage continued sales growth above the prior year's promotions. Payroll costs increased because of more higher-volume retail units open in 1996, including an increased number of Things Remembered personalization superstores, and additional payroll to support increased sales. Store occupancy expenses increased primarily as a result of the increased number of Things Remembered personalization superstores and higher percentage rents caused by increased comparable store sales. Fiscal 1996 depreciation and amortization expense of $12.8 million in the first nine months was $1.2 million more than the same period in fiscal 1995 reflecting an increase in capital expenditures beginning in the latter part of fiscal 1993.

     Income from operations increased 18.7% to $27.2 million in the first nine months primarily because of increased sales at Cole Vision and Things Remembered.

     Net interest expense decreased $1.1 million to $14.8 million in the first nine months. The decrease for the nine months was primarily due to the retirement of $5.0 million of Senior Notes in November 1995, the elimination of working capital borrowings and increased interest income from an increase in temporary cash investments.

     Income tax provisions were recorded in the first nine months of fiscal 1996 and fiscal 1995 using the Company's estimated annual effective tax rate of 44%.

     For the first nine months of fiscal 1996, net income increased to $7.0 million from $4.0 million for that same period last year, due to the improvement in income from operations and the decrease in net interest expense.

     The Company's business historically has been seasonal with approximately 30% of its sales and approximately 50% of its income from operations occurring in the fourth fiscal quarter because of the importance of gift sales during the Christmas retailing season. Therefore, results of operations for interim periods are not necessarily indicative of full year results.

  FISCAL 1995 COMPARED TO FISCAL 1994

     Net sales increased 9.3% to $577.1 million in fiscal 1995 from $528.0 million in fiscal 1994. The increase in consolidated sales was due to a comparable store sales increase of 3.4%, sales for the 53rd week of approximately $9.3 million and additional Things Remembered and Cole Vision units open in fiscal 1995. Comparable store sales increased primarily as a result of successful eyewear promotions and growth in the managed vision care program at Cole Vision and expanded gift and softgoods merchandise at Things Remembered locations. Fourth quarter comparable store sales were even with last year as the retail industry in general experienced a very difficult Christmas season and severe weather conditions in many major geographic areas. At February 3, 1996, the Company operated 2,378 specialty service retail locations versus 2,287 at the end of the prior year. The net increase in retail units includes the acquisition by Cole Vision on May 21, 1995, of 59 optical departments located in BJ's Wholesale Club stores and the sale of the Company's 39 Sunspot fashion sunglass kiosks as of April 29, 1995.

     Gross profit increased to $394.2 million in fiscal 1995 from $363.3 million in fiscal 1994. Gross margins for fiscal 1995 and fiscal 1994 were 68.3% and 68.8%, respectively. The decrease in gross margin percentage was primarily due to an increase in the sales of lower margin optical products, including disposable contact lenses, and a lower mix of higher margin merchandise, primarily keys, at CGC. Gross margin in the fourth quarter of fiscal 1995, however, improved to 67.1% from 66.9% in fiscal 1994, benefitting from fiscal 1994 and 1995 investments aimed at increasing optical laboratory capacity and production efficiency and from reduced material costs for spectacles.

     Operating expenses increased 8.9% to $332.5 million in fiscal 1995 from $305.5 million for the prior year. As a percentage of sales, operating expenses decreased to 57.6% in fiscal 1995 from 57.8% in fiscal 1994. Operating expenses increased primarily because of higher payroll costs, store occupancy expenses and advertising expense due, in part, to the 53rd week. The higher payroll costs were also the result of more retail units in fiscal 1995 and additional payroll to support the higher level of sales. Partially offsetting the payroll increases were savings from outsourcing the Company's data processing operations in fiscal 1995. Store occupancy expense increased because of the increased number of retail units and higher percentage rents due to increased comparable store sales. Advertising costs increased primarily as a result of additional efforts to support eyewear promotions. Also included in operating expenses in fiscal 1995 was a $0.2 million provision for the closing of approximately 90 low volume leased key and gift departments in the first quarter of fiscal 1996. Fiscal 1995 depreciation and amortization expense of $15.7 million was $0.8 million more than fiscal 1994 reflecting an increase in capital expenditures that began in the latter part of fiscal 1993.

     Income from operations increased 6.9% to $45.9 million in fiscal 1995 from $43.0 million the prior year. The increase was primarily attributable to the increased sales. The lower gross margin percentage was partially offset by improved leveraging of operating expenses.

     Net interest expense for fiscal 1995 of $21.4 million was $0.4 million less than that of the prior year. This decrease was primarily due to an increase in interest income and lower borrowings on the Senior Notes.

     The income tax provision of $10.8 million for fiscal 1995 represents an effective tax rate of 44.0%. This rate reflects the significant impact of non-deductible amortization of goodwill. The income tax benefit of $3.7 million in fiscal 1994 included the effects of utilizing all of the Company's net operating loss carryforwards and the reversal of a valuation allowance on net deferred tax assets in the fourth quarter.

     Net income in fiscal 1994 of $24.7 million included a loss on early extinguishment of debt of $0.1 million to reflect the payment of premiums, the write-off of unamortized debt discount and other costs associated with retiring the debt in connection with the Parent's initial public offering ("IPO").

  FISCAL 1994 COMPARED TO FISCAL 1993

     Net sales increased 11.7% to $528.0 million in fiscal 1994 from $472.9 million in fiscal 1993. The increase in consolidated sales was due to a comparable store sales increase of 5.5% and additional Things Remembered and Cole Vision units opened in fiscal 1994. Comparable store sales increased primarily as a result of successful eyeglass promotions and growth in managed vision care sales at Cole Vision, which continued to take advantage of the general improvement within the optical industry. Comparable store sales gains from increased gift and greeting card sales at Cole Gift Center locations were offset for the most part by soft fourth quarter sales at Things Remembered which experienced the general sales weakness that affected many enclosed mall retailers during the Christmas selling season. At January 28, 1995, the Company operated 2,287 specialty service retail locations versus 2,097 at the end of the prior year. The net increase in retail units includes the acquisition by Cole Vision of 107 optical departments located in Montgomery Ward stores as of January 30, 1994.

     Gross profit increased to $363.3 million in fiscal 1994 from $331.9 million in fiscal 1993. Gross margins for fiscal 1994 and fiscal 1993 were 68.8% and 70.2%, respectively. The decrease in gross margin percentage was primarily attributable to Cole Vision as the optical promotions delivered lower average retails and encouraged the sale of higher cost products, combined with an increased mix of lower margin contact lenses.

     Operating expenses increased 8.7% to $305.5 million in fiscal 1994 from $281.1 million the prior year. As a percentage of sales, operating expenses decreased to 57.8% in fiscal 1994 from 59.5% in fiscal 1993. Operating expenses increased primarily due to higher payroll costs and store occupancy expenses partially offset by a reduction in advertising expense. The higher payroll costs were due to more retail units in fiscal 1994 and additional payroll to support the higher level of sales, offset in part by lower benefits and incentive compensation costs. Store occupancy expense increased because of the increased number of retail units and higher percentage rents caused by increased comparable store sales. Advertising expenditures were reduced this year primarily because of a television advertising test at Things Remembered during the prior year's Christmas retail season and advertising efficiencies at Cole Vision. Fiscal 1994 depreciation and amortization expense of $14.9 million was $1.4 million more than fiscal 1993 reflecting an increase in capital expenditures beginning in the latter part of fiscal 1993 and the acquisition of the Montgomery Ward optical departments.

     Income from operations increased 15.3% to $43.0 million in fiscal 1994 from $37.3 million the prior year. The increase was primarily attributable to the increased comparable store sales. The lower gross margin percentage was more than offset by improved leveraging of operating expenses which resulted from the lower payroll costs and advertising expenditures as a percentage of sales.

     Net interest expense for fiscal 1994 of $21.8 million was $4.2 million more than that of the prior year. This increase was primarily a result of the higher effective interest rates on outstanding debt following completion of the offering of the Senior Notes on September 30, 1993. Partially offsetting this was a reduction in interest expense resulting from the early extinguishment of debt in connection with the IPO.

     The income tax benefit of $3.7 million in fiscal 1994 includes the effects of utilizing all of the Company's net operating loss carryforwards and the reversal of a valuation allowance on net deferred tax assets in the fourth quarter of fiscal 1994. Based on the complete utilization of the net operating loss carryforwards, the Company's historic levels of income from operations and expected levels of future taxable income, the Company believes that it is more likely than not that net deferred tax assets can be realized and, thus, no valuation allowance is needed. The income tax provision of $2.4 million for fiscal 1993 consisted of only state income taxes.

     Net income in fiscal 1994 of $24.7 million included a loss on early extinguishment of debt of $0.1 million to reflect the payment of premiums, the write-off of unamortized debt discount and other costs associated with retiring the debt in connection with the IPO. Net income in fiscal 1993 of $36.1 million included a gain on extinguishment of debt of $18.8 million related to the issuance of the Senior Notes.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's primary source of liquidity is funds provided from operations of its operating subsidiaries. In addition, the Company's principal operating subsidiaries have available to them working capital commitments of $75.0 million under the New Credit Facility, reduced by commitments under letters of credit. The New Credit Facility replaced, contemporaneous with the consummation of the Pearle Acquisition, the existing $50.0 million Revolving Credit Facility. There were no working capital borrowings outstanding under the Revolving Credit Facility as of November 2, 1996 and the maximum amounts outstanding during fiscal 1995 and fiscal 1994 were $3.5 million and $13.0 million, respectively. There were no working capital borrowings during the first nine months of fiscal 1996. The maximum amount outstanding during the first nine months of fiscal 1995 was $3.5 million.

     The New Credit Facility contains covenants restricting the ability of the Company's operating subsidiaries to, among other things, pay dividends or make other restricted payments to the Company. The New Credit Facility permits the Company's subsidiaries to pay dividends to the Company to the extent necessary to permit it to pay all interest and principal on the Senior Notes and the Notes when due.

     At November 2, 1996, the Company had outstanding $180.9 million of Senior Notes. The Senior Notes bear interest at a rate of 11.25% per annum, payable semi-annually on each April 1 and October 1. During the second quarter of fiscal 1996, the Parent completed a public offering of 1,437,500 shares of Common Stock at an offering price of $19.25 per share. The net proceeds from the offering were $26.2 million. A portion of the net proceeds was used to purchase in the open market $15.1 million principal amount of the Company's Senior Notes plus accrued interest thereon. The $15.1 million aggregate principal amount of the Senior Notes were retired through the Senior Note Repurchase. The Senior Note Repurchase will result in a reduction of interest expense of $1.7 million annually. After the Transactions, $165.8 million in principal amount of the Senior Notes is outstanding.

     The Company has no significant principal payment obligations under any of its outstanding indebtedness until the Senior Notes mature in 2001. The ability of the Company and its subsidiaries to satisfy that obligation and its obligations under the Notes will be primarily dependent upon future financial and operating performance of the subsidiaries and upon the Company's ability to renew or refinance borrowings or to raise additional equity capital.

     Pro forma for the Offering, as of November 2, 1996, the Company had an intercompany payable to affiliates of $40.3 million. Such payable arose primarily from the Parent's loan to the Company of proceeds from the Parent's 1996 public offering of common stock and cash that had earlier been received as dividends from the Company and subsequently borrowed by the Company.

     Operations for the first nine months provided cash of $9.8 million in fiscal 1996 compared to $5.2 million provided in 1995. The increase in cash provided by operations resulted from an increase in net income and favorable changes in accounts receivable, prepaid expenses, accounts payable and accrued liabilities. These favorable changes were partially offset by unfavorable changes in inventory in fiscal 1996 as compared to fiscal 1995.

     Operations generated net cash of $36.2 million in fiscal 1995, $19.1 million in fiscal 1994 and $33.3 million in fiscal 1993. The $17.1 million increase in cash provided by operations in fiscal 1995 compared to fiscal 1994 was primarily due to a $2.5 million reduction in inventory, despite a 9.3% increase in sales, compared to an $8.7 million increase in inventory the prior year. Also, income from operations in fiscal 1995 was higher by $3.0 million and interest expense was lower by $0.4 million than in fiscal 1994. The $14.3 million decrease in cash provided from operations in fiscal 1994 compared to fiscal 1993 was primarily the result of the following: a $5.7 million increase in fiscal 1994 income from operations offset by a $2.9 million decrease in noncash interest expense and a decrease in accrued liabilities in fiscal 1994 compared to the substantial increase in accrued liabilities that occurred in fiscal 1993 (primarily accrued interest and incentive compensation).

     Net capital additions were $15.5 million and $14.0 million for the first nine months of fiscal 1996 and fiscal 1995, respectively, and were $19.7 million, $18.5 million and $13.1 million in fiscal 1995, 1994 and 1993, respectively. In addition, the Company used $0.8 million for the purchase of the BJ's Wholesale Club optical departments in fiscal 1995, $4.7 million for the purchase of the Montgomery Ward optical departments in fiscal 1994 and $3.2 million for the acquisition of a mail order contact lens business in fiscal 1993. The majority of the capital additions were for store fixtures, equipment and leasehold improvements for new stores and the remodeling of existing stores. For the balance of fiscal 1996, the Company expects to continue to expand the number of stores as well as remodel and relocate stores. The Company currently estimates capital expenditures in fiscal 1996 will exceed $20.0 million and that for 1997 including Pearle will exceed $30.0 million.

     The Company has acquired land to construct a new warehouse and distribution facility for Cole Gift that is expected to improve distribution efficiencies. The facility, which the Company expects will be completed in fiscal 1997, will most likely be financed through a sale and lease-back transaction or through conventional secured real estate financing. The Company estimates the cost for this facility to be approximately $10 million.

     The Company believes that funds provided from operations along with funds available under the New Credit Facility will provide adequate sources of long-term liquidity to allow the Company's operating subsidiaries, including Pearle, to continue to expand the number of stores. The Pearle Acquisition and consummation of the Offering involve a wide variety of risk factors that may adversely affect the Company.

See "Risk Factors -- Leverage;" "-- Integration of Pearle;" and "-- Competition and Other Business Factors."

     This Prospectus contains and incorporates by reference certain statements that are "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Those statements include, among other things, the discussions of the Company's business strategy and expectations concerning the Company's position in the industry, future operations, margins, profitability, liquidity and capital resources, as well as statements concerning the integration of the Pearle Acquisition and achievement of cost savings and other efficiencies in connection therewith. Investors in the Notes offered hereby are cautioned that reliance on any forward-looking statement involves risks and uncertainties, and that although the Company believes that the assumptions on which the forward-looking statements contained herein are based are reasonable, any of those assumptions could prove to be inaccurate, and as a result, the forward-looking statements based on those assumptions also could be materially incorrect. The uncertainties in this regard include, but are not limited to, those identified in the risk factors discussed above. In light of these and other uncertainties, the inclusion of a forward-looking statement herein should not be regarded as a representation by the Company that the Company's plans and objectives will be achieved.

                                    BUSINESS

GENERAL

     The Company, a leading provider of eyewear products, optometric services and personalized gifts, acquired Pearle on November 15, 1996. The combination of the Company and Pearle creates the second largest optical retail company in the United States, with over 1,800 locations in the United States, Canada and the Caribbean. Pearle enjoys one of the most highly recognized brand names in the optical retail industry. Pro forma for the Pearle Acquisition, the Company's fiscal 1995 net sales and EBITDA were $873.7 million and $84.0 million, respectively, with approximately 70% of the Company's net sales derived from its optical business and the remaining 30% derived from its gift business. As a result of the Pearle Acquisition, the Company conducts its business through two principal operating units: (i) Cole Optical, consisting of Cole Vision and Pearle; and (ii) Cole Gift, consisting of Things Remembered and CGC.

     Cole Vision operates 980 leased locations within Sears, Montgomery Ward and other host stores and 75 freestanding "Sears Optical" stores, providing eyewear products and optometric services throughout the United States. Cole Vision's product line includes a broad selection of private label and brand name prescription eyeglasses as well as contact lenses and eyewear accessories. Each of Cole Vision's optical stores is linked by computer to Cole Vision's five centralized manufacturing laboratories, which grind, cut and fit lenses to order. Cole Vision provides next day delivery on most of the eyewear it offers when requested by its customers. Cole Vision's managed vision care program is its fastest growing component. Currently, managed vision care represents approximately 30% of Cole Vision's sales and is expected to be an increasing part of the Company's business in the future. As a leading provider of managed vision care programs, Cole Vision is the exclusive contract provider to over 20 million participants and their dependents.

     Pearle's operations consist of 347 company-owned and 339 franchised stores located in freestanding, strip center and mall locations in the United States, Canada and the Caribbean. In 1961, Pearle's first store was opened in Savannah, Georgia by Dr. Stanley Pearle, an optometrist who sought to bring high-quality eyecare products and services to his patients at a good value. Pearle's highly recognized brand name and slogan, Nobody Cares For Eyes More Than Pearle, have been used for over 15 years. Management believes that Pearle has historically targeted a different customer base than Cole Vision. While Pearle's stores sell a broad range of optical products, Pearle features well-recognized designer brand names such as Armani, Calvin Klein, Laura Ashley and Polo, which appeal to the more affluent and fashion-conscious consumer. Unlike Cole Vision, which utilizes centralized laboratories for all of its manufacturing, Pearle produces most of its spectacles at its in-store laboratories. Pearle also has been at the forefront of changing consumer preferences and has pioneered many innovative marketing practices including Buy One Get One Free and one-hour express service.

     Cole Gift is the only national chain of personalized gift stores in the United States. Total store locations of 1,302 include 797 Things Remembered locations in enclosed shopping malls and 505 CGC leased locations operated in Sears and other host stores. Cole Gift provides its customers value-added personalization services including gift engraving, glass etching and monogramming and custom embroidering of soft goods, as well as key duplicating. Cole Gift's product offerings include distinctive private label merchandise and branded gift items such as Cross and Parker writing instruments and clocks by Bulova and Seiko. The selection of quality gifts offered in a broad price range satisfy the Cole Gift customer's needs for all important gift-giving occasions.

     The Company has operated each of its specialty service businesses for over 30 years. Over this period, the Company has refined its store formats to produce a strong record of consistent growth in sales and EBITDA. Since 1983, combined sales of Cole Vision and Cole Gift have grown at a compound annual rate of 8.8%, reaching $577.1 million in fiscal 1995. During the same period, EBITDA has grown at a compound annual rate of 10.7% to $61.6 million. During the first nine months ended November 2, 1996, sales grew by 10.2%, including comparable store sales increases of 6.3%, and EBITDA increased 16.0% over prior year levels. See "Selected Historical Financial and Other Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations."

THE PEARLE ACQUISITION

     On September 24, 1996, the Parent and The Pillsbury Company signed a definitive purchase agreement for the Parent's Acquisition of Pearle. Pearle historically has maintained separate European operations. On November 15, 1996,
(i) assets and/or outstanding shares of Pearle Holdings, which owned Pearle's European operations, were sold in transactions pursuant to which the Parent (and not the Company) retained an indirect equity interest of approximately 20% in Pearle Holdings, and (ii) the Parent sold the stock of Pearle to the Company for approximately $154 million. Accordingly, Pearle became a wholly owned subsidiary of the Company. In connection with the Pearle Acquisition, the Company also repurchased from the Parent $15.1 million principal amount of the Senior Notes, which the Parent purchased in the open market during fiscal 1996. The Company financed the Pearle Acquisition and the Senior Note Repurchase through (i) the proceeds from the offering of the Original Notes, (ii) cash on hand, and (iii) intercompany borrowings from the Parent. The Senior Notes acquired through the Senior Note Repurchase were retired upon receipt by the Company. See "The Transactions."

     The Company believes the Pearle Acquisition better positions it to meet the increasing vision care needs of an aging population and to become a major provider in the growing managed vision care industry. The Pearle Acquisition complements and expands the Company's optical business by providing a highly recognized brand name, enhancing its customer base and product lines, increasing the number and types of store locations, and adding new growth opportunities. The major benefits of the Pearle Acquisition are summarized as follows:

- INCREASED PRESENCE IN GROWING OPTICAL RETAILING INDUSTRY. Pro forma for the Pearle Acquisition, approximately 70% of the Company's sales are derived from its optical business. According to industry sources, the United States optical industry grew from $11.4 billion to $13.8 billion between 1990 and 1995 and is expected to increase to $18 billion by the year 2000. The optical retailing industry is expected to continue to benefit from the aging of the United States population since approximately 95% of persons over age 45 require some form of corrective eyewear.

- ENHANCED NAME RECOGNITION. Pearle provides the Company with an established brand name well-known to optical customers, independent from the names of Cole Vision's host stores. Pearle's slogan, Nobody Cares for Eyes More than Pearle, has been used for over 15 years and commands strong consumer recognition. Pearle's brand positioning of high quality eyecare products and services at reasonable prices has been reinforced through an extensive advertising and promotion program featuring Pearle's founder, Dr. Stanley Pearle.

- EXPANDED CUSTOMER BASE AND BROADER PRODUCT LINES. The Company believes there exists little overlap between the Pearle and Cole Vision customer base since each appeals to a different type of consumer. Cole Vision's typical customers are value-oriented consumers who often shop at its host stores, whereas Pearle's customers are often more affluent and fashion-conscious shoppers who are attracted by Pearle's name and reputation. Pearle offers higher price point, brand name merchandise from well-recognized designers such as Armani, Calvin Klein, Laura Ashley and Polo, which is currently unavailable at Cole Vision's stores.

- INCREASED GEOGRAPHICAL PRESENCE AND NEW GROWTH OPPORTUNITIES. The Pearle Acquisition increased the Company's optical locations to over 1,800 in 49 states, Canada and the Caribbean. Management believes that the Company's increased geographical presence and number of locations will make its managed vision care program more attractive to managed care providers and corporations by significantly expanding its network and coverage base. Furthermore, the Pearle network of company-owned and franchised stores offers the Company a new outlet for growth independent of the expansion plans of the Company's host stores. Management believes that the Parent's on-going relationship with Pearle Holdings, which operates the Pearle Vision business in Europe, may provide opportunities for future international expansion of the Pearle business, as well as enhance the Pearle name worldwide.

BUSINESS STRATEGY

     The Pearle Acquisition is the most significant strategic development for the Company in the last ten years. The Company believes that the Pearle Acquisition will create economies of scale and synergies that, in conjunction with the utilization of the best historical practices of each of the Company and Pearle, will result in increased revenue and improved operating results and enable the Company to better serve its customers. The Company's strategy to achieve these goals includes the following key components:

- LEADERSHIP BY COLE VISION MANAGEMENT TEAM. The Company operates Pearle and Cole Vision as two separate businesses under the general leadership of Cole Vision's management team. The Company believes that its highly experienced management team is an important asset for the successful integration of Pearle. The Company believes that its success in the optical retailing industry is attributable to Cole Vision's experienced group of senior managers, who have an average tenure of more than ten years with the Company. In contrast, the Company believes Pearle's performance has been hampered by frequent changes in operating strategy and senior management. The Cole Vision management team will help Pearle identify and execute more focused operational and growth strategies.

- FOCUS ON OPERATIONAL EFFICIENCIES TO IMPROVE OPERATING RESULTS. Cole Vision historically has had higher operating margins than Pearle. The Company intends to continuously evaluate the operations of Pearle and Cole Vision for opportunities to effect operational efficiencies and reduce costs through the integration of Pearle. The Company is evaluating several opportunities to improve Pearle's operating results through revenue expansion, cost reductions and consolidation of duplicative facilities and functions. For example, management intends to introduce selling systems at Pearle that emphasize the sale of higher margin products such as anti-reflective coatings and polycarbonate lenses. Management believes that it can also improve Pearle's operating results by introducing direct foreign sourcing of eyeglass frames, which account for approximately 55% of Cole Vision's supply and provide significant cost savings over purchases from domestic distributors. Another potential strategy may be the removal of in-store laboratories in Pearle locations where sales volume is insufficient to support the higher overhead. Furthermore, management believes that economies of scale and other cost saving opportunities exist, particularly in purchasing, advertising efficiency and distribution.

- EXPANSION OF FRANCHISE OPERATIONS; BUSINESS RATIONALIZATION. The Company intends to expand Pearle's franchising operations. The Company has identified strategies that it believes will improve the sales and operating results of Pearle's franchisees, encourage expansion by current franchisees, and enable the Company to attract new franchisees. The Company's management is closely examining the geographic and demographic areas which favor Pearle's franchised stores versus areas which favor company-owned stores. The Company expects that future new store growth will facilitate a rationalization of geographic coverage between company-owned and franchised stores in order to permit more focused local promotional and advertising programs and to streamline field organizations.

- EMPHASIS ON MANAGED VISION CARE. The Pearle Acquisition enhances the Company's ability to compete effectively in the rapidly expanding managed vision care component of the optical industry. The Company believes this component, which accounts for approximately 30% of Cole Vision's sales, may increase to as much as 50% of its business over the next five years. The acquisition of Pearle's store base increases the Company's number of distribution points and geographical presence, thereby enhancing the Company's appeal to large national corporations as well as regional corporations and organizations. In addition, the Company expects that the more fashion-oriented mix and broader selection of eyewear frames offered by Pearle will increase managed vision care utilization. Currently, the Company believes that Pearle's managed vision care program accounts for approximately 10% of its sales.

- DEVELOPMENT OF NEW MERCHANDISING CONCEPTS. The Company continually seeks to expand on its base business through innovative merchandising concepts. Management's disciplined approach to new merchandising concepts is predicated on initially test marketing each new concept with a small number of prototype stores, thereby limiting capital outlays until operating results warrant additional store roll-out. Cole Vision seeks to increase customer satisfaction by offering a wide selection of innovative products and services, most recently introducing a mail order contact lens service as well as advanced anti-reflective coatings for eyeglasses. CGC is currently test marketing seven "Personally Yours" stores in a major metropolitan area. These stores are extensions of the Gift Centers at Sears and provide personalization on hard and soft goods sold in other Sears departments as well as on CGC's own merchandise. During 1995, CGC added a variety of soft goods to its product lines including towels, bathrobes, pillows and blankets for embroidering or monogramming, and also expanded its seasonal presentation to include items such as gourmet food baskets.

- CONTINUED NEW STORE OPENINGS. The Company is committed to the continued growth of Cole Optical and Cole Gift through the development of new store concepts and the opening of additional locations as well as selected store acquisitions. The Company's new store concepts are almost exclusively extensions of existing businesses. For example, Cole Vision has increased its commitment to freestanding Sears Optical locations in strip shopping centers, opening 63 new stores since the end of fiscal 1993. Cole Vision acquired 73 Sears Optical locations and two freestanding Vision Club stores in Canada in November 1996. Cole Vision has also expanded through the development of new host store relationships, including BJ's Wholesale Club and Target Supercenter, adding 80 new locations since 1995. The Company's current plans include the opening of both company-owned and franchised Pearle locations throughout North America. Since fiscal 1993, Cole Gift has opened 80 Things Remembered personalization superstores, which provide an attractive growth vehicle for personalization sales.

                                  COLE OPTICAL

GENERAL

     Pro forma for the Pearle Acquisition, Cole Optical contributed 70% of the Company's sales for the year ended February 3, 1996. With the addition of Pearle, the Company became the second largest retailer (by revenues) of eyewear products and optometric services in the United States, with over 1,800 locations in the United States, Canada and the Caribbean. The Company operates Cole Vision and Pearle as two principal operating units under the general leadership of Cole Vision's management team.

     The following table sets forth the number of Cole Vision and Pearle stores by state:

                                 NO. OF STORES
                     --------------------------------------
                                     PEARLE
                      COLE     -------------------
       STATE         VISION    OWNED    FRANCHISED    TOTAL
-------------------  ------    -----    ----------    -----
UNITED STATES:
Alabama                 10        1          10         21
Alaska                   2        0           0          2
Arizona                 19        2           2         23
Arkansas                 1        2           2          5
California             110       25           0        135
Colorado                22        4           8         34
Connecticut              5        2           6         13
Delaware                 4        3           1          8
Florida                 70       14          19        103
Georgia                 26       15          12         53
Idaho                    4        1           0          5
Illinois                65       12          39        116
Indiana                 30        5           1         36
Iowa                    14       12           1         27
Kansas                  13        1           0         14
Kentucky                 4        4           0          8
Louisiana               12        0           0         12
Maine                    2        0           1          3
Maryland                42        6          23         71
Massachusetts           33        6          22         61
Michigan                41        1           0         42
Minnesota               21        3          20         44
Mississippi              5        0           0          5
Missouri                22        9           5         36
Montana                  0        1           4          5
Nebraska                 3        2           8         13
Nevada                   3        0           0          3

                                 NO. OF STORES
                     --------------------------------------
                                     PEARLE
                      COLE     -------------------
       STATE         VISION    OWNED    FRANCHISED    TOTAL
-------------------  ------    -----    ----------    -----
New Hampshire            8        3           2         13
New Jersey              30       12          21         63
New Mexico               4        2           2          8
New York                63       18          28        109
North Carolina          17        3           3         23
North Dakota             0        0           4          4
Ohio                    63       20           4         87
Oklahoma                 0        1           0          1
Oregon                  14        0           0         14
Pennsylvania            67       46          19        132
Rhode Island             3        0           0          3
South Carolina           9        3           0         12
South Dakota             2        1           2          5
Tennessee               13        4          18         35
Texas                   87       23          25        135
Utah                     8        4           1         13
Vermont                  1        0           1          2
Virginia                33       18          12         63
Washington              27        9           0         36
West Virginia           11        1           2         14
Wisconsin               12        5           2         19
Wyoming                  0        1           0          1
CANADA                  75 *     18           0         93 *
CARIBBEAN:
Puerto Rico              0       24           5         29
Virgin Islands           0        0           4          4
                     ------    -----        ---       -----
Total                1,130      347         339       1,816

---------------

* Cole Vision acquired 73 Sears Optical locations and two freestanding Vision Club stores in Canada in November 1996.

     Operating principally under the names "Sears Optical," "Montgomery Ward Vision Center," "BJ's Optical Department" and "Target Optical," Cole Vision operated 1,055 locations in 45 states, including 672 departments on the premises of Sears department stores, 214 departments in Montgomery Ward stores, 75 departments in BJ's Wholesale Clubs, five departments in Target Supercenters, 14 departments located in three other retailers and 75 freestanding "Sears Optical" stores. Cole Vision's optical departments within host stores are generally operated under a lease or license arrangement through which the host store collects the sales receipts, retains an agreed upon percentage of sales as rent and remits the remainder to Cole Vision on a weekly basis. Pearle operated 686 stores under the "Pearle Vision Center" name, 347 of which were company-owned and 339 of which were franchised. Pearle has maintained a franchise program since 1980 and the Company expects Pearle's franchise network to be an attractive vehicle for future growth. Both Cole Vision's and Pearle's stores are, in most cases, full-service retail eyecare stores offering brand name and private label prescription eyeglasses, contact lenses and accessories with an on-premises doctor of optometry who performs complete eye examinations and prescribes eyeglasses and contact lenses.

OPTICAL INDUSTRY OVERVIEW

     Based on industry sources, United States optical retail sales, encompassing prescription glasses and contact lenses, grew to $13.8 billion in 1995, a 7% increase over the prior year. This growth is expected to continue over the next several years as the "baby-boomer generation" continues to age, since approximately 95% of people over the age of forty-five require some form of corrective eyewear. According to industry estimates, by the year 2000 the total United States optical industry will grow to $18 billion with more than 168 million eyewear users.

                AGE BREAKDOWNS OF U.S. EYEWEAR CONSUMERS IN 1995

                                        NUMBER OF
                                          USERS
                                        ----------     PERCENT OF
      AGE GROUP                                        POPULATION
---------------------                      (IN         ----------
                         POPULATION     MILLIONS)
                         ----------
                            (IN
                         MILLIONS)
14 and under.........        57.5            8.9         15%
15-24................        35.9           15.0         42%
25-44................        83.4           52.4         63%
45-64................        52.2           49.6         95%
65 and over..........        33.6           31.2         93%
                         ----------     ----------
                            262.8          157.2         60%
                         ==========     ==========

     Despite rapid growth by retail chains such as Cole Vision and Pearle in the late 1980's, the United States eyecare industry remains highly fragmented with retail chains accounting for only 37% of United States eyecare sales nationwide in 1995. According to industry estimates, there are nine optical retailers in the United States with sales above $100 million. Some operate or franchise freestanding stores, while the others lease space in existing stores, such as Sears, JC Penney and Wal-Mart. In addition, many regional and local chains with as few as three stores exist throughout the United States. In 1995, the top ten chains were estimated to have a combined share of 17.8% of the United States retail eyecare products sales.

     With the introduction of eyewear by many leading designers, including Giorgio Armani, Calvin Klein, Ralph Lauren and Donna Karan, eyeglasses have evolved from a corrective device into a fashion accessory.

MANAGED VISION CARE

     One of the fastest growing areas of the United States optical industry is the managed vision care segment. The expansion of managed health care in general, which has been driven by efforts to control rising medical costs, has been the strongest influence behind this growth. According to industry surveys done in early 1995, 63% of employees receive health care benefits through some form of managed care, up from 52% in the previous year. Managed vision care encompasses a wide variety of delivery systems including HMOs, preferred provider organizations ("PPOs"), employer-sponsored plans, "private" third party plans and physician-owned networks. Vision benefits have traditionally been provided through a basic indemnity insurance plan but are now routinely provided through a managed vision care plan. Vision care benefits have also seen increasing coverage within Medicare and Medicaid programs, as these programs move closer to a managed care delivery system.

     Vision care's popularity within managed care is due to several factors. It is a relatively low-cost, "well" benefit that people can utilize while in good health. In addition, regular vision exams may reveal the early onset of systemic diseases such as diabetes and glaucoma and fit well with managed care's emphasis on prevention and early, low-cost treatment. Cole Vision believes that escalating health care costs are leading benefit plan sponsors to seek relatively low-cost benefits such as vision care in order to partially compensate for reductions or limitations placed on traditional health and hospitalization coverage.

     In the last several years, Cole Vision has introduced and expanded its managed vision care program that provides low-cost, comprehensive benefits marketed directly to employers, other employee benefit plan sponsors and insurance companies, primarily under the name "Vision One." Cole Vision's managed vision care program gives participants access to a network of both company-owned and third-party optical locations.

The Vision One basic program gives employers the opportunity to offer their employees a group discount at the managed vision care network with minimal direct cost to the employer. An enhanced Vision One program allows employers to provide employees with prepaid eye examinations as well as pricing discounts or reimbursements on purchases of eyeglasses or contact lenses. Cole Vision's managed vision care program is currently the contract provider of vision care benefits to over 20 million members and their dependents. Direct employer accounts include more than 350 companies, approximately 120 of which have in excess of 10,000 employees.

     Managed vision care contracts often require a minimum number of locations in a given region based upon the number of lives covered. The acquisition of Pearle's store base increases the Company's number of distribution points and geographical presence, thereby enhancing the Company's appeal to large national corporations as well as regional corporations and organizations. In addition, the more fashion-oriented mix of eyewear frames offered by Pearle significantly broadens the merchandise selection that the Company is able to offer the managed care recipient, increasing the likelihood of network utilization. Historically, Pearle's managed vision care strategy has been to offer eye exams to plan participants at the optical professional's office space adjacent to the Pearle Vision store in order to increase sales volume. Although Pearle participates in most forms of managed vision care offerings, Pearle has focused on contracts in which the member must buy products and services from a Pearle Vision store and its associated eyecare professional to be entitled to full benefit coverage. Currently, the Company believes that Pearle's managed vision care program accounts for approximately 10% of its sales.

     In order to continue the growth of its managed vision care business, Cole Vision is focusing on expanding the size of its network, increasing plan participant utilization rates and adding new contracts. During 1996, Cole Vision began testing a program whereby independent eyecare professionals are able to join Cole Vision's managed care network. Cole Vision anticipates that this program, if successful, could significantly enlarge its managed vision care network over the next two years. Furthermore, the Pearle Acquisition will add 305 United States based company-owned stores to Cole Vision's managed vision care network, and the Company believes that Pearle's franchisees will react favorably to the opportunity to join Cole Vision's managed vision care program. In order to increase plan participant utilization rates, and thereby increase the Company's optical sales, Cole Vision has focused on selling enhanced Vision One programs, which include free eye examinations to encourage plan utilization.

STORE OPERATIONS

     COLE VISION. Most Cole Vision optical departments operate with a doctor of optometry, a department manager, and from one to seven opticians depending on store sales volume. Cole Vision also operates approximately 84 optical departments that carry a full line of products but that operate in states that do not permit doctors of optometry to be located in retail stores. Approximately 80% of the doctors of optometry are independent, as is often required by state law, with the remainder being employed by Cole Vision. The independent doctors sublease space and equipment from Cole Vision where permitted by law, or from the host, and retain their examination fees. Cole Vision has established an optometric advisory council of doctors of optometry that assists Cole Vision's management in providing quality service and product selection to its customers and believes that its relations with its independent doctors of optometry are good. Cole Vision strives to provide its customers with exceptional patient care and value by combining the personal service typically associated with a private doctor of optometry with the broad product selection and cost benefits of a large optical retailer.

     Each optical department utilizes a proprietary retail information system that captures sales and customer information such as prescription data. This system allows Cole Vision to better monitor sales and merchandise trends and provides an automated customer file that allows for subsequent follow-up with patients.

     In contrast to most Pearle Vision locations, as well as those of many other optical retailers, Cole Vision stores do not maintain in-store laboratories. All eyeglasses are produced at Cole Vision's five centralized laboratories and are sent to the store for delivery to the customer. Cole Vision provides next day delivery on most of the eyewear it offers when requested by its customers.

     PEARLE. All Pearle Vision stores operate in either an "Express" or "Mainline" store format. The Express stores contain a full surfacing lab that can manufacture most glasses in approximately one hour. The Mainline stores can manufacture over 50% of prescriptions on-site in approximately one hour. Other prescriptions have to be sent to a nearby Express location or to the main laboratory located at Pearle's Dallas Support Center. The main laboratory generally is able to complete orders for next day delivery if requested. As of November 2, 1996, 267 of the company-owned stores and 121 of the franchised stores were Express, with the balance being Mainline.

     The Express stores typically are located in high traffic freestanding, strip center, and mall locations with most stores averaging 3,000 square feet. The Express stores are usually staffed with two managers and a support staff of four to eight people. Mainline stores have an average size of 1,730 square feet and also are located in freestanding buildings, or in smaller strip or regional centers. Mainline stores generally carry a smaller assortment of inventory than Express stores and are usually staffed with one manager and two to three associates. Most Pearle Vision stores have a doctor of optometry on site with approximately 80% leasing space from Pearle on an independent basis and the remaining being direct employees of Pearle.

     Pearle has 18 company-owned Pearle Vision stores in British Columbia and Alberta, including eight Express stores. Pearle currently has doctors in only four Canadian locations as it has traditionally been difficult to lease doctor services in British Columbia and Alberta because of province regulation. Pearle has 33 stores in the Caribbean, with 24 company-owned and five franchised locations in Puerto Rico, and two franchised locations in each of St. Thomas and St. Croix. Pearle recently entered into a franchise agreement for a location in Tortola (British Virgin Islands). Pearle's locations in the Caribbean operate generally on a stand-alone basis using the in-store laboratories of 18 Express stores, with limited support from Pearle's Dallas Support Center.

FRANCHISE OPERATIONS

     Pearle has maintained a franchise program since 1980. As of November 2, 1996, 330 or approximately 52% of the Pearle Vision stores in the United States were franchised. A majority of franchisees have been franchisees for at least eight years. Franchises are concentrated in the upper Midwest, Northeast and Southeastern United States. Many of the franchised stores are single franchise operations, with no franchisee operating more than five stores.

     The majority of Pearle's franchised stores are either former company-owned Pearle stores that were purchased by a franchisee, or franchisee-developed new stores. The investment needed to purchase an existing franchise operation ranges from $130,000 to $2.5 million, depending on the location and the size of the existing customer base. A typical new Express store, fully-equipped, costs approximately $350,000. Depending on the type of franchise, the down payment will range from 10% to 15% of the total purchase price. With the proper financial approvals, a franchise purchase can be financed through Pearle. Currently, Pearle offers financing over seven to ten years at a rate of prime plus three points adjusted quarterly.

     Each franchisee is required to enter into a Franchise Agreement. The initial franchise fee Pearle charges can range from $15,000 to $30,000. The term of the typical franchise agreement is equal to the earlier of ten years or the expiration or termination of the underlying base lease. If necessary, the fee is prorated accordingly. Royalty and advertising contributions typically are based on a percentage of the franchisee's gross revenues and/or professional fee revenues. Gross revenues are those revenues generated or received by the retail operation of the franchised business. Professional fee revenues consist of non-surgical professional fee revenues generated or received by the optometry or ophthalmologic office adjacent to the Pearle location. In most cases, the current monthly royalty rate is 7.5% of the franchisee's monthly gross revenues and, unless prohibited by law, 4.0% of the franchisee's monthly professional fee revenues. In most cases, the current monthly advertising contribution is equal to 9.0% of the franchisee's gross revenues and professional fee revenues. The total monthly advertising contribution is distributed between Pearle's system-wide advertising fund (up to 7.0%) and the local co-op market advertising fund (no less than 2.0%).

     The Company expects to pursue an aggressive growth strategy for Pearle's franchise operations. The Company anticipates that it will engage in discussions with Pearle's franchisees in an effort to improve the sales and operating results of the franchisees, to encourage expansion by current franchisees, and to rebuild the Pearle franchise system, which once had more than 650 locations. The Company's efforts to accomplish these goals will be subject to a variety of contractual and regulatory restrictions, as well as potential individual franchisee issues. See "Risk Factors -- Integration of Pearle."

MERCHANDISING

     COLE VISION. Cole Vision offers a broad assortment of eyeglass frames consisting of name brands such as Gant, Van Heusen, Bugle Boy, Stetson, Cheryl Tiegs and Linda Evans as well as private label lines such as Headhugger, which features spring hinges to ensure a comfortable fit. Cole Vision purchases all of the frames and lenses used in its eyeglasses from outside suppliers, and imports approximately 55% of its frames. Cole Vision carries a full selection of men's, women's and children's frames, a complete line of contact lenses supplied by all of the major contact lens manufacturers and ancillary products for eyeglasses and contact lenses. Eyeglasses accounted for nearly 80% of Cole Vision's sales in fiscal 1995.

     As one of the largest retailers of eyewear in the United States, Cole Vision purchases significant quantities of frames, lenses and contact lenses from its suppliers. Cole Vision's relationships with its vendors have frequently enabled it to be the first to offer new products. The selection of frames offered by Cole Vision is generally broader than that carried by private optometrists, but is not as broad as that carried by optical superstores. Cole Vision's opticians receive extensive training in educating patients about eyecare and the benefits and value of available products and services. For example, lightweight, virtually unbreakable polycarbonate lenses offer better comfort and safety. Scratch resistant coatings provide longer lasting lenses. Anti-reflective coatings on eyeglass lenses reduce glare and eyestrain, improve visual clarity and are cosmetically more appealing. Disposable contact lenses virtually eliminate the daily or weekly care and supplies required for most contact lenses.

     PEARLE. Pearle offers a broad array of merchandise, which includes frames, sunglasses, lenses and contacts. In the early 1990's, Pearle's management focused its merchandising efforts on brand names that strengthened the Pearle Vision name. As a result, a large component of Pearle's frame merchandise is comprised of well-recognized designer brand names such as Armani, Calvin Klein, Laura Ashley and Polo, many of which are not available at Cole Vision stores. Pearle is also the exclusive licensee for Wrangler ophthalmic frames in the United States and has recently begun selling Harley Davidson and Nautica frames. In addition, Pearle offers value-priced brands, including Mainstreet and Boulevard. Brands of sunglasses include Ellen Tracy, Polo, Ray-Ban and Serengeti. Pearle currently buys virtually all of its optical products from producers or distributors in the United States, even for foreign-sourced goods. The Company intends to increase Pearle's direct foreign sourcing of products.

     Unlike the frame segment, there exists little consumer awareness with respect to differences in lens brands because of the lack of advertising to consumers. The absence of a strong brand in the lens marketplace has provided Pearle with the opportunity to develop its own polycarbonate lens brands:
Microthin and Kidsafe. Microthin and Kidsafe are polycarbonate lenses that offer added value features to the consumer at a competitive price relative to traditional plastic lenses. Such features include ultra violet ray protection, shatter resistance and lightweight material. As technology progresses and new lenses are developed, Pearle seeks to aggressively associate these new brands with Pearle in the consumer's mind. The Transitions Lens, a light-sensitive plastic lens that changes from clear to dark depending on variance in sunlight, is an example of one such lens.

MANUFACTURING AND DISTRIBUTION

     COLE VISION. Cole Vision operates five centralized optical laboratories, in Memphis, Tennessee; Richmond, Virginia; Salt Lake City, Utah and two in Knoxville, Tennessee, that manufacture all of Cole Vision's prescription eyeglasses. The Memphis laboratory produces all of Cole Vision's next-day delivery prescriptions, serves as a distribution center for the other laboratories and stores and is the site of Cole Vision's central contact lens warehouse. Cole Vision selected the Memphis location due to its proximity to an air express hub that affords significant transportation efficiencies and cost savings. Orders are electronically transmitted from each retail location to Cole Vision's central computer system and then assigned by computer to the appropriate laboratory designated for that product or service. Many standard prescriptions can be manufactured by cutting and edging a prefinished lens to fit the frames selected. More complex prescriptions require a highly technical process that grinds the lenses to fit the prescription. Cole Vision uses a state-of-the-art computer system that not only reduces the production time but also enhances the accuracy of the manufacturing process and reduces production waste. Cole Vision provides next day delivery on most of the eyewear it offers when requested by its customers.

     Management believes that its centralized processing laboratories provide Cole Vision with several operational, product quality and cost advantages relative to competitors that process lenses at each retail location. First, Cole Vision is able to utilize its labor more efficiently, resulting in significantly lower costs per prescription than its competitors who utilize in-store laboratories. Second, because all processing is centralized at a limited number of locations, Cole Vision believes that it is better able to monitor and control the quality of the products being produced. Third, the centralized laboratory format allows Cole Vision to carry significantly lower inventory at each of its retail locations, since only display and sample items are needed at the store level. In addition, Cole Vision is able to add new retail units at a relatively low cost, as new stores do not have to be equipped with expensive and duplicative manufacturing equipment or high levels of inventory. Finally, Cole Vision believes that the centralized laboratory format provides it with greater flexibility in developing and adapting to new product technologies.

     PEARLE. Unlike Cole Vision, Pearle currently relies primarily on its in-store laboratories, for production of most complete sets of eyeglasses, with support from a single central laboratory located at Pearle's Dallas headquarters. An anti-reflective coating laboratory recently has been added to Pearle's Dallas headquarters, with the anticipation that sales of such coatings may increase. The Company anticipates that, following the Pearle Acquisition, it will evaluate the potential benefits of reducing the number of in-store laboratories in lower volume stores, in favor of greater centralized production.

     A freestanding warehouse unit at Pearle's headquarters inventories and distributes a comprehensive product line including frames, eyeglass lenses, contact lenses, optical supplies, and eyewear accessories to company-owned and franchised locations. During the last three years, Pearle has developed its warehouse management system that incorporates a state-of-the-art real time bar code driven system, using handheld radio frequency devices to manage the flow of products into and out of the distribution center. Pearle believes that it now has one of the most advanced distribution and warehouse management systems in the optical industry.

MARKETING

     COLE VISION. Cole Vision conducts a variety of marketing and promotional efforts to build and maintain its customer base. Cole Vision's advertising is targeted at the consumer who is seeking a positive price-to-value relationship. Cole Vision primarily uses host store advertising, newspaper, direct mail and yellow pages. Host advertising includes the placement of promotional material within sales circulars or credit card billings sent out by the host store to its customers. Cole Vision also promotes its next day service as "Eyewear Express."

     Cole Vision utilizes a wide variety of other promotional techniques, including paid-for examinations and free frames with an eyeglass order. One such program includes an offer to pay for a patient's eye examination if the patient makes a purchase at a Cole Vision location. This program is designed to increase awareness of the availability of doctors of optometry at Cole Vision locations and to create strong customer loyalty. This type of promotion has been run in conjunction with National Eye Exam Month, a successful Cole Vision sponsored "event."

     PEARLE. Pearle's marketing strategy employs a wide range of media at both the national and local levels. The franchised and company-owned stores each contribute a percentage of revenues to Pearle's marketing budget with approximately half of Pearle's marketing expenditures devoted to television in fiscal 1995.

     Pearle's brand positioning of high quality eyecare products and services has been reinforced by an aggressive advertising and promotions program. Pearle's advertising tag line, Nobody Cares For Eyes More Than Pearle, has been used for over fifteen years and has positioned Pearle as a highly recognized, quality leader in the optical retail industry. Pearle's name recognition was further enhanced in January 1995, when Pearle introduced its founder, Dr. Stanley Pearle, to the general public in a series of TV commercials that emphasize his compassion and trustworthiness. Pearle has developed extensive "Partnership Programs" which offer sales promotion incentives and group discounts through Pearle's Seniors Choice program with the AARP and alliances with major organizations nationwide, including AT&T, AAA, Visa, Discover, Citibank and A&P. Sales under these Partnership Programs approximated $26 million in fiscal 1995.

STORE OPENINGS

     COLE VISION. Cole Vision has grown from 751 to 1,055 locations over the past five years. Cole Vision made two significant acquisitions during this period, including 107 locations in Montgomery Ward stores acquired January 30, 1994, and 59 locations in BJ's Wholesale Club stores acquired May 21, 1995. In addition, Cole Vision acquired 73 Sears Optical locations and two freestanding Vision Club stores in Canada prior to the consummation of the Transactions. Cole Vision reviews new store opportunities based primarily on the sales volume and traffic of the proposed host store location. Sears has historically offered Cole Vision the opportunity to open an optical department in virtually all new Sears stores opened. The cost of opening new Cole Vision leased departments is relatively low, with initial capital expenditures and working capital investment approximating $50,000 per location.

     Since fiscal 1990, Cole Vision has opened 75 freestanding Sears Optical stores, which are a variation of its traditional in-store optical department. These optical stores, which require a capital and working capital investment of approximately $100,000, typically are located near major shopping areas or in strip shopping centers that do not have a Sears store but have a high Sears credit card penetration. Sears Optical stores are typically opened in geographic areas where Cole Vision has other in-store Sears Optical departments, allowing Cole Vision to attract new customers while taking advantage of advertising leverage and existing field organizations. The Company expects to open approximately 20 freestanding stores in fiscal 1996.

     The following table sets forth the historical openings and closings of Cole Vision's stores during the last five fiscal years and for the 39 weeks ended November 2, 1996:

                                                 FISCAL YEAR                    39 WEEKS ENDED
                                  -----------------------------------------       NOVEMBER 2,
                                  1991     1992     1993     1994     1995           1996
                                  ----     ----     ----     ----     -----     ---------------
          Beginning of Period...  734      751      769      774        938          1,013
            Opened..............   28       25       24      184 *      115**           55
            Closed..............  (11)      (7)     (19)     (20)       (40)***        (13)
                                  ---      ---      ---      ---      -----          -----
          End of Period.........  751      769      774      938      1,013          1,055
                                  ===      ===      ===      ===      =====          =====

---------------

* Includes 107 locations within Montgomery Ward stores acquired effective January 30, 1994.

** Includes 59 locations within BJ's Wholesale Club stores acquired effective May 21, 1995.

*** Includes 39 "Sunspot" fashion sunglass kiosks sold on April 29, 1995.

     The Company anticipates that Cole Vision will open approximately 68 locations and close approximately 15 locations in fiscal 1996.

     PEARLE. Pearle locations, including franchises, have been reduced from 845 to 686 over the past three years as Pearle has implemented its restructuring program. See "Management's Discussion and Analysis of Financial Condition" and "Results of Operations -- General -- The Pearle Acquisition." Of the locations closed, 67 company-owned stores were closed in fiscal 1994, 46 company-owned locations were closed during fiscal 1995, and 18 company-owned locations were closed during fiscal 1996. Pearle historically has reviewed new store opportunities based primarily on the sales volume and traffic potential of a new location. In fiscal 1996, Pearle opened 25 new locations, including company-owned and franchised locations. Pearle's cost of opening new company-owned Express stores, including initial capital expenditures and working capital investment, approximated $390,000 per store in 1996. As part of the Company's evaluation of Pearle's operations, the Company will investigate opportunities to reduce the capital investment necessary to open new Pearle stores. The following table sets forth the historical openings and closings of Pearle's stores during the last four fiscal years and the interim period ended November 2, 1996:

                                                                               INTERIM PERIOD
                                                                                   ENDED
                                                    FISCAL YEARS               --------------
                                         ----------------------------------     NOVEMBER 2,
                                         1993      1994      1995      1996         1996
                                         ----      ----      ----      ----    --------------
          FRANCHISED STORES:
          Beginning of Period..........  471       433       387       361           340
            Opened.....................    6        14        10        11             0
            Existing Stores
               Franchised..............   24         5         7         3             0
            Franchise Takebacks*.......  (35)      (27)      (16)      (17)           (1)
            Stores Closed..............  (33)      (38)      (27)      (18)            0
                                         ---       ---       ---       ---           ---
          End of Period................  433       387       361       340           339
                                         ===       ===       ===       ===           ===
          COMPANY-OWNED STORES:
          Beginning of Period..........  429       412       368       336           345
            Opened.....................    0         1         5        13             1
            Existing Stores
               Franchised..............  (24)       (5)       (7)       (3)            0
            Franchise Takebacks*.......   35        27        16        17             1
            Stores Closed..............  (28)      (67)      (46)      (18)            0
                                         ---       ---       ---       ---           ---
          End of Period................  412       368       336       345           347
                                         ===       ===       ===       ===           ===

            TOTAL PEARLE STORES........  845       755       697       685           686
                                         ===       ===       ===       ===           ===

---------------
* Franchise takebacks are the conversion of franchised locations into company-owned stores.

                                   COLE GIFT

GENERAL

     Cole Gift, which pro forma for the Pearle Acquisition generated 30% of the Company's net sales in fiscal 1995, is comprised of personalization gift stores operated by Things Remembered and CGC. Cole Gift provides its customers value-added personalization services including gift engraving, glass etching and monogramming and custom embroidering of soft goods, as well as key duplicating. As of November 2, 1996, Things Remembered operated 797 retail locations in enclosed shopping malls, while CGC operated 505 locations in Sears and other host stores. Cole Gift offers a successful combination of retail and service formats that no other company is employing on a national scale. Things Remembered and CGC each offers a wide assortment of engravable gift items, including Cross and Parker writing instruments and clocks by Bulova and Seiko. Cole Gift achieves operational efficiencies and reduces costs through a computerized carousel system at its central distribution facility and computer engravers at many of its stores. Although the Pearle Acquisition has reduced the size of Cole Gift in relation to the consolidated Company, Cole Gift remains an important part of the Company's operations and growth strategies.

     THINGS REMEMBERED. Things Remembered contributed approximately 75% of Cole Gift's sales in fiscal 1995. Things Remembered operated 797 stores and kiosks generally located in large, enclosed shopping malls in 44 states. Each location carries a wide assortment of engravable items and provides "while you shop" personalization and engraving services for any occasion including holiday, business and special occasion gift events. Things Remembered offers engraving for items purchased at the store as well as for items purchased elsewhere. Things Remembered benefits from all gift giving occasions including Christmas, Valentine's Day, Mother's Day, Father's Day, graduations, weddings, birthdays and anniversaries.

     Merchandise sold at Things Remembered stores consists of a broad assortment of gift categories and items that can be personalized at prices generally ranging from $10 to $75. Things Remembered sells high quality merchandise, often made of pewter, silver or brass. Things Remembered's broad offering of gifts includes writing instruments, clocks, music boxes, picture frames and albums, executive desk sets and accessories, ID bracelets, glassware, lighters, keys and key rings, door knockers and Christmas ornaments. Things Remembered features brand name merchandise such as Cross and Parker writing instruments, Bulova and Seiko clocks, Speidel and 1928 jewelry, Disney music boxes and Mikasa crystal, as well as higher margin private label merchandise.

     In 1993, Things Remembered began a new retail concept by opening "personalization superstores" that combine engraved gifts with personalized soft goods in a large store format. The Company had tested the personalized soft goods concept on a stand-alone basis over the previous four years in two mall stores under the name "Monograms Etc." The Company utilizes sophisticated computer-controlled embroidery equipment for the personalization of merchandise such as throws, sweaters, bathrobes, jackets, baseball caps, towels and baby blankets. The personalization superstores concept has added the color and brightness of soft goods to the traditional display of a Things Remembered store. Although they retain the gift merchandise concept, the soft goods have attracted new types of customers shopping for different gift giving occasions. The personalization superstores operating in malls that previously contained Things Remembered locations have averaged more than a 50% sales increase in their first year after conversion. The Company plans to open or convert approximately 25 personalization superstores in fiscal 1996. In addition, the Company recently added soft goods to most of Things Remembered's other locations with monogramming services for these stores occurring at a central facility.

     Things Remembered operated 362 stores and 355 kiosks. The typical store consists of about 1,000 square feet, while kiosks, which are units located in the center of the common mall area, are typically 200 square feet in size. In addition, Things Remembered operates 80 personalization superstores which average 2,200 square feet. The three store formats give Things Remembered flexibility to locate its retailing outlets in the most advantageous space in a variety of retailing environments and to exploit various leasing opportunities.

     COLE GIFT CENTERS. CGC, the Company's original business, contributed approximately 25% of Cole Gift's sales in fiscal 1995. CGC operated 505 leased locations in 44 states including 455, 36 and 13 locations in Sears, Venture and Montgomery Ward stores, respectively. CGC stores are generally operated under a lease or license arrangement under which the host store collects the sales receipts, retains an agreed upon percentage of sales, which is reported as rent expense by the Company, and remits the remainder to CGC on a weekly basis.

     CGC locations sell gifts and gift engraving and other services similar to those offered by Things Remembered, in addition to key duplicating and watch repair services. As of November 2, 1996, 104 of the CGC locations in operation were standard format shops occupying approximately 150 square feet. Since 1989, CGC has also operated greeting card locations in Sears stores and combined them with the CGC operations in such stores. Locations in this enhanced format, which numbered 70 as of November 2, 1996, average approximately 1,000 square feet in size. CGC also operates 50 key shops, of approximately 80 square feet in size, that provide key duplicating and key related products only, and 281 gift centers. The gift centers, which occupy approximately 1,200 square feet of space, typically carry a substantially expanded line of engravable and non-engravable gifts along with greeting cards.

     In 1995, CGC opened the first "Personally Yours" department within Sears. Personally Yours is a concept designed to generate additional customer traffic and increase sales by offering personalization for hard and soft line products for both CGC and Sears merchandise. In the first half of 1996, CGC expanded this test by opening seven stores located in one metropolitan area. If the test is successful, a large number of Gift Centers could be converted to this format over the next several years.

MERCHANDISING

     Both Things Remembered and CGC carry a broad assortment of gift categories and items, with approximately 400 to 600 SKU counts at most locations. Cole Gift's centralized merchandising department selects products that are designed to complement Cole Gift's specialty engraving, monogramming and embroidery services. Cole Gift seeks to expand the range of product categories it sells by working with vendors to create new engravable and non-engravable products. Cole Gift has developed its own proprietary brands to complement brand name merchandise, particularly in the writing instrument and clock lines. These private label brands, such as "Reflections" pens and "Danbury" clocks, consist of high quality merchandise that have lower price points but higher gross margins than the comparable branded merchandise. Since most of Cole Gift's merchandise is not seasonal in character, Cole Gift generally does not need to mark down its prices to sell out-of-season merchandise. No single category of merchandise accounted for more than 10% of Cole Gift's sales in fiscal 1995. During 1995, CGC added a variety of soft goods to its product lines including towels, bathrobes, pillows and blankets for embroidering or monogramming, and also expanded its seasonal presentation to include items such as gourmet food baskets.

     Cole Gift designs store layout, merchandise presentation and signage at its headquarters and utilizes plan-o-grams to ensure standardized implementation by field personnel on a national scale. Most engravable products are sold with a limited amount of engraving included in the purchase price. Most customers purchase a personally tailored message that typically requires additional engraving at additional cost. Sample messages, grouped by gift giving occasion, are located at the sales counter of Cole Gift stores in order to suggest engraving ideas to customers.

STORE OPERATIONS

     Cole Gift's customer service strategy is implemented by its field personnel. The staffing at each store varies based on store size and shopping seasons. Cole Gift locations are typically operated by one or two employees during non-peak periods and up to 15 employees during the peak Christmas season. Locations typically employ a store manager on a full-time basis and a full- or part-time assistant manager, while the balance of the employees are part-time sales associates. Store managers report through an existing district and regional management structure which Cole Gift believes can accommodate continued growth.

     Training programs are utilized in order to promote the Company's philosophy of customer satisfaction and to encourage repeat business. Sales associates undertake a comprehensive training program which covers familiarization with product lines, selling skills and operation of the gift engraving, key duplicating and other equipment. Sales associates are trained to suggest engraved messages and aid customers in their gift and message selection process. Sales associates are also trained to inquire about each customer's next gift giving occasion in order to encourage repeat shopping. The training programs are supported by ongoing employee incentive programs. For sales associates these generally take the form of recognition awards or cash payments based on sales contests occurring at various times during the year. Store managers receive bonus compensation based on meeting sales and other performance goals.

     Nearly all Cole Gift locations are equipped with gift engravers and key duplicating machines. Many Things Remembered stores also have equipment for etching glassware items. Personalization superstores are also equipped with computerized embroidery machines. Cole Gift has introduced computerized engraving equipment in most of its Things Remembered stores and kiosks that has reduced engraving time, staffing levels and engraving mistakes. Cole Gift anticipates that this equipment will be included in all new Things Remembered locations opened in the future and will be added to higher volume existing stores where cost-effective.

INVENTORY MANAGEMENT AND DISTRIBUTION

     Cole Gift's centralized distribution system ships most of the store merchandise other than greeting cards through its two warehouses located in the Cleveland, Ohio area. The main warehouse in Highland Heights, Ohio utilizes a modern computerized carousel system to automate the process of locating merchandise needed to fill a store order. The carousel system locates approximately 70% of all SKUs and has permitted the

Company to reduce the number of warehouse employees while increasing accuracy and efficiency in filling shipments to stores.

     The Company has acquired land to construct a new warehouse and distribution facility for Cole Gift that is expected to improve distribution efficiencies. The facility, which the Company expects will be completed in fiscal 1997, will most likely be financed through a sale and lease-back transaction or through conventional secured real estate financing. The Company estimates the cost for this facility to be approximately $10 million.

     Most Cole Gift locations are equipped with point of sale terminals. Store orders are generated utilizing information collected by point of sale equipment at each store and transmitted electronically to the Company's central computers. Using proprietary software, Cole Gift tracks inventory levels and product trends and provides automated inventory replenishment to its stores. Cole Gift ships to each of its stores via UPS or similar carrier once every week or two weeks, depending on store volume.

STORE OPENINGS

     Cole Gift seeks to open new locations where opportunities arise to lease space in high traffic areas. In the case of Things Remembered, factors considered by management include the size, location, anchor tenants and demographics of the mall. CGC considers primarily the sales volume of and location within the host store. The Company believes that Things Remembered stores are attractive shopping mall tenants because of their low level of cannibalization of sales from other mall stores and, in the case of kiosks, their ability to make effective use of common area space. As a result, Things Remembered stores and kiosks are frequently located in high traffic areas within malls. In general, initial capital expenditures and working capital investments required to open a new Things Remembered superstore, in-line store, and kiosk are $280,000, $170,000, and $50,000, respectively.

     The following table sets forth information concerning openings and closings of Cole Gift locations during the last five fiscal years and for the 39 weeks ended November 2, 1996:

                                               FISCAL YEAR
                                 ----------------------------------------      39 WEEKS ENDED
                                 1991     1992     1993     1994     1995     NOVEMBER 2, 1996
                                 ----     ----     ----     ----     ----     ----------------
          Things Remembered
            Beginning of
               period..........  669      697      717      737      760             778
               Opened..........   43       34       32       35       31              31
               Closed..........  (15)     (14)     (12)     (12)     (13)            (12)
                                 ---      ---      ---      ---      ---             ---
            End of period......  697      717      737      760      778             797
                                 ===      ===      ===      ===      ===             ===
          CGC
            Beginning of
               period..........  598      598      594      586      589             587
               Opened..........   21       10       23       16       26              13
               Closed..........  (21)     (14)     (31)     (13)     (28)            (95)
                                 ---      ---      ---      ---      ---             ---
            End of period......  598      594      586      589      587             505
                                 ===      ===      ===      ===      ===             ===

     Closings of CGC locations have resulted from a number of factors, including the closing or relocating of the host store and low store sales volume. In early fiscal 1996, CGC closed 86 low-volume locations (whose aggregate sales in fiscal 1995 represented less than one percent of Cole Gift's sales) in Sears, Venture and Montgomery Ward stores as part of an expense reduction program. Closings of CGC departments involve minimal cost as fixtures and inventory are typically moved to other locations and there are no ongoing lease costs to absorb.

HOST RELATIONSHIPS

     The Company has developed excellent relationships with the host stores in which Cole Vision and CGC operate. Set forth below is a table indicating the number of locations Cole Vision and CGC had within each of their major store hosts as of November 2, 1996:

                                                  COLE VISION       CGC
                                  HOST             LOCATIONS     LOCATIONS
                        ------------------------  -----------    ---------
                        Sears...................       745*         455
                        Montgomery Ward.........       214           13
                        Venture.................         0           36
                        BJ's Wholesale Club.....        75            0
                        Other...................        19            1
                                                     -----          ---
                                  Totals........     1,053          505
                                                     =====          ===

---------------

* Includes 73 locations in Canada which Cole Vision acquired in November 1996. Does not include 75 free-standing Sears Optical stores.

     The Company has maintained its relationships with Sears and Montgomery Ward for over 40 years in the gift and key business and over 35 years in the optical business. Of the Sears and Montgomery Ward stores that offer optometric services, virtually all are operated by Cole Vision. Sears routinely consults with the Company about the size and placement of Cole Vision and CGC departments within newly opened or remodeled Sears stores and includes plans for such departments in its prototype new store.

     By operating Cole Vision and CGC as leased departments, management believes that the Company obtains several marketing advantages at a relatively low cost. Sears and Montgomery Ward provide Cole Vision and CGC with access to their customer database for marketing purposes, and from time to time include promotional materials relating to CGC and the optical departments in their mailings to customers. Through Sears, Cole Vision and CGC customers are able to utilize their Sears credit cards which the Company believes provides it with a competitive advantage. Furthermore, all of the host stores' other marketing efforts to increase customer traffic operate to the Company's benefit. The Company believes its hosts' reputations of quality, trust and value enhance the Company's customer relations.

     Although Cole Vision's and CGC's leases with their major hosts are terminable by either party upon relatively short notice, neither has ever had a lease terminated other than in connection with a store closing, relocation or major remodelling. See "Risk Factors -- Relationships with Host Stores."

SEASONALITY

     The Company's business historically has been seasonal with approximately 30% of its sales and approximately 50% of its operating earnings occurring in the fourth fiscal quarter because of the importance of gift sales during the Christmas retailing season. Although the acquisition of Pearle will moderate the seasonality of the Company due to relatively lower levels of optical product sales during the Christmas holiday season, the Company's business will remain seasonal.

PURCHASING

     The merchandise, supplies and component parts required for the various products sold by the Company and Pearle are purchased from a large number of suppliers and manufacturers and are generally readily available. In most cases, such purchases are not made under long-term contracts. In fiscal 1995, no single supplier or manufacturer accounted for 10% or more of total purchases.

COMPETITION

     The Company operates in highly competitive businesses. Cole Vision and Pearle compete with other optical companies, private ophthalmologists, optometrists, opticians and a growing number of HMOs in a highly fragmented marketplace. Pearle competes on the basis of its highly recognized brand name, one-hour express service and by offering quality eyecare products. Cole Vision competes primarily on the basis of the service it provides, its price and product quality, and the reputation of its host stores. The Company believes that Pearle and Cole Vision, based on sales, rank second and third, respectively, in United States optical retailing sales.

     Although Cole Gift operates the only two nationwide chains of gift stores offering "while you shop" gift engraving, key duplicating, glass etching and monogramming, as well as related merchandise, it competes with many other retailers that sell gift items. Cole Gift competes with such other retailers primarily on the basis of the value added point of sale services that it provides as well as price and product quality. Some of the Company's competitors have greater financial resources than the Company. See "Risk
Factors -- Competition and Other Business Factors."

PROPERTIES

     The Company owns an office and warehouse in Highland Heights, Ohio that is subject to a mortgage and leases its executive offices and another office in Cleveland, Ohio. All of the retail locations of the Company's subsidiaries are leased or operated under a license with the host store, and none of the individual retail locations is material to the Company's operations. Leases for stores operated in Sears stores and freestanding stores operated under the name "Sears Optical" are generally for terms of 90 days and five years, respectively. Leases for Things Remembered stores and kiosks are generally for terms of ten and five years, respectively. The Company believes that its relationships with its lessors are generally good. The Company leases its five optical laboratories, two of which are located in Knoxville, Tennessee; Memphis, Tennessee; Salt Lake City, Utah; and Richmond, Virginia, pursuant to leases expiring (including renewals at the option of the Company) in 1999, 2005, 2002, 2006 and 2002, respectively.

     Pearle has 635 stores based in forty-three states. Pearle also has eighteen stores in Canada and thirty-three stores in the Caribbean. Stores are located in malls, power centers, local strip centers, freestanding locations and downtown locations. Pearle leases most of its retail stores under noncancellable operating leases with terms generally ranging from five to ten years and which generally contain renewal options for additional periods. Pearle also is the principal lessee on a majority of stores operated by franchisees, who sublease the facilities from Pearle. Pearle owns its Dallas Support Center, which comprises approximately 88,721 square feet of office space and 147,336 square feet of laboratory and distribution facilities. Pearle also owns a small headquarters and laboratory in Puerto Rico.

EMPLOYEES

     As of February 3, 1996, the Company had approximately 6,000 full-time and 3,700 part-time employees. During October, November and December, the Company employs additional full- and part-time employees. In fiscal 1995, approximately 5,000 additional employees were employed in such period. The hourly employees at Cole Gift's distribution center (approximately 80 employees in the aggregate) are represented by a labor union. The Company considers its present labor relations to be satisfactory.

     As of March 31, 1996, Pearle had 3,644 employees. Approximately 2,915 were full-time and 729 part-time employees. Approximately 171 employees at certain store locations are represented by labor unions. Pearle considers its present labor relations to be satisfactory.

PATENTS AND TRADEMARKS

     The Company has received a license to use the names of its host stores for use in communicating with customers or potential customers. The Company also is licensed to operate its Sears freestanding locations under the name "Sears Optical."

     Pearle has registered numerous trademarks and service marks worldwide. Pearle Holdings will receive a royalty-free license to the Pearle name in Europe.

GOVERNMENT REGULATIONS

     The offer and sale of franchises is subject to the Federal Trade Commission's (the "FTC") rule entitled Disclosure Requirements and Prohibitions Concerning Franchising and Business Opportunity Ventures, which requires, among other things, that the franchisor prepare and update periodically a comprehensive disclosure document in connection with the sale of its franchises. A franchisor also must comply with state franchising laws and a wide range of other state rules and regulations governing its ongoing relationship with its franchisees. While Pearle believes that it is in compliance in all material respects with all such applicable laws and regulations, continued compliance with this broad federal and state regulatory network by the Company will be essential and costly, and the failure to comply with such regulations may have an adverse effect on the Company and its operations. Violations of franchising laws and/or state laws and regulations regulating substantive aspects of doing business as a franchisor in a particular state could subject the Company and its affiliates to rescission offers, monetary damages, civil and criminal penalties and/or injunctive proceedings. In addition, absolute vicarious liability has been imposed upon franchisors based upon claims made against franchisees. Further, franchisors are subject to an implied covenant of good faith and fair dealing in their franchise relationships, which implied covenant may restrict the manner in which the Company operates. Even if the Company is able to obtain insurance coverage for such claims, there can be no assurance that such insurance will be sufficient to cover potential claims against the Company.

     Cole Vision and Pearle are subject to extensive federal, state and local laws, rules and regulations affecting the health care industry and the delivery of health care, including laws and regulations prohibiting the practice of medicine and optometry by persons not licensed to practice medicine or optometry, prohibiting the unlawful rebate or unlawful division of fees and limiting the manner in which prospective patients may be solicited. The regulatory requirements that Cole Vision and Pearle must satisfy to conduct its business will vary from state to state. In particular, some states have enacted laws governing the ability of ophthalmologists and optometrists to enter into contracts to provide professional services with business corporations or lay persons, and some states prohibit Cole Vision and Pearle from computing their fee for management services based upon a percentage of the gross revenues of the ophthalmological practice being managed.

     The field of optical retailing is regulated by state or provincial governments in those regions in which Cole Vision, Pearle and other retail optical firms do business. The legality of Cole Vision's and Pearle's relationships with optical professionals in the jurisdictions in which it operates has been and may be challenged from time to time, and if challenged, Cole Vision and Pearle may be required to alter the manner in which they conduct their business in the jurisdictions in which they are challenged. Such alterations may adversely affect the Company's business.

LEGAL MATTERS

     The Company and Pearle each are subject to various pending and threatened lawsuits in which claims for monetary damages are asserted in the ordinary course of business. While any litigation involves an element of uncertainty, in the opinion of management, liabilities, if any, arising from such litigation or threat thereof will not have a material adverse effect on the Company.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY AND PARENT

     The following table sets forth certain information concerning the directors and executive officers of the Company and the Parent. Directors serve for a term of one year and until their successors are elected. Officers hold office until their successors are elected and qualified.

        NAME            AGE                                POSITION
---------------------  ------   ---------------------------------------------------------------
                                Chairman, Chief Executive Officer, Chief Financial Officer and
Jeffrey A. Cole          55     Director
Brian B. Smith           43     President, Chief Operating Officer and Director
Joseph Gaglioti          50     Vice President and Treasurer
                                Vice President, Controller, Assistant Secretary and Assistant
Wayne L. Mosley          42     Treasurer
Timothy F. Finley        53     Director
Irwin N. Gold            39     Director
Peter V. Handal          54     Director
Charles A. Ratner        55     Director

     Mr. Cole has been Chairman, Chief Executive Officer, Chief Financial Officer and a Director of the Company since its formation. Mr. Cole has been a Director of the Parent since 1984, and since 1969 had been a director of a predecessor company which operated the business of the Parent prior to 1984 (the "Predecessor"), serving as Chairman of the Predecessor's Executive Committee from 1978 to 1984. He has been Chairman and Chief Executive Officer of the Parent since 1992, Chief Financial Officer of the Parent since 1991 and was President and Chief Executive Officer of the Parent from 1984 to 1992. He was Chief Financial Officer and Treasurer of the Predecessor from 1978 to 1983 and was Vice Chairman of the Board of Directors, President and Chief Operating Officer of the Predecessor from 1983 to 1984. He is also a Director of Hartmarx Corporation.

     Mr. Smith has been President and Chief Operating Officer of the Company since its formation, and a Director since November 1994. Mr. Smith has been President and Chief Operating Officer of the Parent since 1992, and a Director since November 1994. From January 1992 until September 1992, he was President and Chief Operating Officer of a subsidiary company that merged into the Parent in September 1992 ("CNCD"). He was Executive Vice President and Chief Operating Officer of CNCD until January 1992. Mr. Smith has been Vice Chairman of Cole Vision and CGC, each of which is a wholly owned subsidiary of the Company, since January 1995 and previously was President of Cole Vision and CGC since 1987 and 1990, respectively. He has been President of Things Remembered, a wholly owned subsidiary of the Company, since 1990.

     Mr. Gaglioti has been Vice President and Treasurer of the Company since its formation. Mr. Gaglioti has been Vice President of the Parent since 1992 and Treasurer of the Parent since 1991. He was Assistant Treasurer of the Parent and CNCD from 1984 to 1991 and has served in various capacities with the Predecessor from 1981 to 1984.

     Mr. Mosley has been Vice President and Controller of the Company since its formation. Mr. Mosley has been Vice President and Controller (principal accounting officer), Assistant Secretary and Assistant Treasurer of the Parent since 1992. Mr. Mosley served as Vice President, Controller -- Finance of CNCD from 1991 to 1992, was Chief Accounting Officer of CNCD from 1990 to 1991 and Assistant Corporate Controller of CNCD from 1986 to 1990.

     Mr. Finley has been a Director of the Company since its formation and has been a Director of the Parent since 1992. Since 1990, Mr. Finley has been Chairman and Chief Executive Officer of Jos. A. Bank Clothiers, Inc., a clothing retailer, and Chairman and President of The Finley Group since 1986. He is also a director of Venture Stores, Inc.

     Mr. Gold has been a Director of the Company since its formation and has been a Director of the Parent since 1992. Mr. Gold has been a Managing Director of Houlihan Lokey Howard & Zukin, Inc. ("Houlihan Lokey"), an investment banking firm, since 1988.

     Mr. Handal has been a Director of the Company since its formation and has been a Director of the Parent since 1992. Currently, Mr. Handal is President of the consulting company COWI International Group, Managing Partner of J4P Associates, a real estate firm, and President of Fillmore Leasing Company. Previously, Mr. Handal served as the President of Victor B. Handal and Bro., Inc., an apparel manufacturer and distributor. He is also a director of Jos. A. Bank Clothiers, Inc., a clothing retailer.

     Mr. Ratner has been a Director of the Company and the Parent since 1995. Mr. Ratner has served as the President, the Chief Executive Officer and a director of Forest City Enterprises, Inc., a national real estate development and management company, since 1993, prior to which he served as its Executive Vice President. Mr. Ratner is Chairman of Forest City Rental Properties Corporation, a subsidiary of Forest City Enterprises, Inc., a position he has held for at least five years. He is also a director of Forest City Enterprises, Inc.

     On May 6, 1992, Child World, Inc. ("Child World"), a former 82% subsidiary of the Parent, filed a voluntary petition for relief under Chapter 11 of the Bankruptcy Code. Immediately prior to the sale of Child World on June 27, 1991, Jeffrey A. Cole served as a Director and Chairman of the Executive Committee of Child World and Joseph Gaglioti was Assistant Treasurer of Child World.

EXECUTIVE COMPENSATION

     The following table sets forth for the last three fiscal years certain compensation information about the Company's chief executive officer and the other persons who served as executive officers of the Company during fiscal 1995.

                           SUMMARY COMPENSATION TABLE

                                                                      LONG-TERM
                                                                     COMPENSATION
                                                  ANNUAL                AWARDS
                                              COMPENSATION(1)         SECURITIES
                                           ---------------------      UNDERLYING         ALL OTHER
  NAME AND PRINCIPAL POSITION     YEAR      SALARY       BONUS        OPTIONS(#)      COMPENSATION(2)
--------------------------------  ----     --------     --------     ------------     ----------------
Jeffrey A. Cole --                1995     $617,692     $193,440         25,000           $ 74,649
  Chairman, Chief Executive
     Officer                      1994      600,385      295,331        131,815(3)         320,239
  and Chief Financial Officer     1993      575,000      296,700        226,000             16,797

Brian B. Smith --                 1995     $400,192     $125,654         17,500           $ 37,617
  President and Chief             1994      371,154      183,056         79,322(3)          34,515
  Operating Officer               1993      350,000      180,600        136,000              4,576

John F. Downie(4)                 1995     $207,385     $ 64,896          2,500           $ 26,965
                                  1994      203,516       96,882          5,833(3)         169,801
                                  1993      200,850      103,639         10,000              4,015

Joseph Gaglioti --                1995     $122,231     $ 38,376          3,500           $ 10,885
  Vice President and              1994      116,846       61,644          4,666(3)          10,433
  Treasurer                       1993      110,308       61,187          9,000                784

Wayne L. Mosley --                1995     $122,231     $ 38,376          3,500           $ 10,721
  Vice President and              1994      116,846       61,644          4,666(3)          10,312
  Controller                      1993      110,308       60,607          9,000                412

---------------
(1) Other annual compensation did not exceed the lesser of $50,000 or 10% of the salary plus bonus of any of the executive officers for any of the years listed.

(2) The amounts listed consist of (i) payments by the Parent pursuant to an agreement between the Parent and an insurance company that provides for reimbursements to Messrs. Cole, Smith and Downie in amounts up to $20,000 per year for certain medical expenses for themselves and their families not otherwise covered by the Parent's group medical insurance plan, (ii) contributions to the Parent's 401(k) Plan to match pre-tax elective deferral contributions, (iii) the value of life insurance provided by the Parent for the benefit of the executive officers and (iv) contribution credits in fiscal 1995 and 1994 provided under the Company's Supplemental Retirement Benefit Plan. See "Supplemental Executive Retirement Plans."

(3) Reflects options repriced during 1994.

(4) Mr. Downie served as Senior Vice President, Secretary and General Counsel of the Company and the Parent until February 2, 1996, and as Secretary until January 1, 1997.

CERTAIN AGREEMENTS

     Effective April 1, 1996, Jeffrey A. Cole and Brian B. Smith entered into separate agreements with the Parent and its principal subsidiaries, which replaced earlier employment agreements, pursuant to which Messrs. Cole and Smith are employed by the Parent and each of its principal subsidiaries. The agreements provide for a three-year term that, on the first anniversary of the agreement and each successive anniversary thereafter, automatically extends for an additional year up to and until Messrs. Cole and Smith, respectively, reach age 65, unless notice to the contrary has been furnished in accordance with the provisions of the agreements. The agreements provide for an annual base salary of not less than $640,000 for Mr. Cole and $440,000 for Mr. Smith, along with participation in bonus programs and other customary benefits. Under the agreements, upon their termination of employment (including a self-termination during a period following a change of control of the Parent) except (i) termination by reason of death or disability, (ii) voluntary resignation other than (a) a voluntary resignation involving a substantial adverse change in duties without consent or (b) following a change of control of the Company,
(iii) the expiration of the term of the agreement or (iv) termination for cause, Messrs. Smith and Cole are entitled to receive a lump sum payment equal to three times the sum of (x) their respective salaries at the time of such termination and (y) their respective average bonuses for the last five fiscal years. The agreements also contain provisions with respect to compensation, bonus and benefits in the event of their death or disability. The agreements provide that, in the event that any payments received by Messrs. Cole and Smith under the agreements or otherwise are subject to an excise tax, they will be entitled to a gross-up payment.

COMPENSATION PURSUANT TO EMPLOYEE BENEFIT PLANS OF THE COMPANY

     Described below are certain employee benefit plans of the Company pursuant to which cash or non-cash compensation was paid or distributed to its executive officers during the last fiscal year, or is proposed to be paid or distributed to its executive officers in the future.

  RETIREMENT PLAN

     The Cole National Group, Inc. Retirement Plan (the "Retirement Plan") provides non-contributory benefits that are integrated with Social Security based upon an employee's years of credited service and highest average annual base salary for any five consecutive years in the last ten years of service. Compensation covered by the Retirement Plan consists of an employee's base salary, not including bonuses or any other form of compensation. Under the Internal Revenue Code of 1986, as amended (the "Code"), the maximum retirement benefit payable under the Retirement Plan and the maximum amount of annual compensation that can be taken into consideration in the calculation of pension benefits under the Retirement Plan are limited. At retirement, based on years of service and current salary levels, it is estimated that the retirement benefits payable to Jeffrey A. Cole, Brian B. Smith and John F. Downie will be reduced because of these limits.

     Credited service under the Retirement Plan for each of the individuals named in the Summary Compensation Table is as follows: Jeffrey A. Cole -- 17 years; Brian B. Smith -- 12 years; John F. Downie -- 25 years; Joseph Gaglioti -- 14 years; and Wayne L. Mosley -- 9 years.

     Participants in the Retirement Plan may elect payment of retirement benefits under various alternative formulae. The following table shows the estimated annual retirement benefits which will be payable to participating employees under the Retirement Plan's normal retirement formula upon retirement at age 65 after selected periods of service. The benefits as presented below do not take into account any reduction for joint and survivor payments.

                               PENSION PLAN TABLE

                                                  YEARS OF SERVICE (1)
                                --------------------------------------------------------
               REMUNERATION       10         15          20          25       30 OR MORE
            ------------------  -------    -------    --------    --------    ----------
            $100,000..........  $ 7,901    $11,851    $ 15,802    $ 19,752     $ 23,702
             125,000..........   10,151     15,226      20,302      25,377       30,452
             150,000..........   12,401     18,601      24,802      31,002       37,202
             175,000(2).......   14,651     21,976      29,302      36,627       43,952
             200,000(2).......   16,901     25,351      33,802      42,252       50,702
             225,000(2).......   19,151     28,726      38,302      47,877       57,452
             250,000(2).......   21,401     32,101      42,802      53,502       64,202
             300,000(2).......   25,901     38,851      51,802      64,752       77,702
             350,000(2).......   30,401     45,601      60,802      76,002       91,202
             400,000(2).......   34,901     52,351      69,802      87,252      104,702
             500,000(2).......   43,901     65,851      87,802     109,752      131,702
             600,000(2).......   52,901     79,351     105,802     132,252      158,702
             700,000(2).......   61,901     92,851     123,802     154,752      185,702

---------------

(1) Based on retirement in 1996.

(2) The Code places certain limitations on the amount of compensation that may be taken into account in calculating pension benefits and on the amount of pensions that may be paid under federal income tax qualified plans. For benefits accruing in plan years beginning after December 31, 1993, no more than $150,000 (indexed for inflation) in annual compensation can be taken into account. However, under the Pension Plan SERP (as defined below), participating executives will receive the amounts to which they otherwise would have been entitled under the Retirement Plan, provided they have five years of service with the Company.

  SUPPLEMENTAL EXECUTIVE RETIREMENT PLANS

     The Company has two supplemental executive retirement plans (the "SERPs") that provide for payment of benefits to the participating executives (who include, among others, the officers named in the Summary Compensation Table) supplementing amounts payable under the Retirement Plan. The Cole National Group, Inc. Supplemental Pension Plan (the "Pension Plan SERP") is an excess benefit plan designed to replace benefits that would otherwise have been payable under the Retirement Plan but that were limited as a result of certain Code limitations. The Cole National Group, Inc. Supplemental Retirement Benefit Plan (the "Benefit Plan SERP") is a defined contribution plan under which participants will receive an annual credit based on a percentage of base salary and an earnings assumption to be determined on an annual basis. Participants in the Pension Plan SERP will vest in the excess benefits after five years of service (with credit for past service). Participants in the Benefit Plan SERP will be fully vested in the defined contribution benefits after ten years of service (with credit given for a year of actual past service for each year of future service). Benefits under the Pension Plan SERP will be payable on the same basis as the Retirement Plan benefits, while benefits under the Benefit Plan SERP will generally be payable upon retirement (at age 55 or older) in ten annual installments or in another form elected by the participant prior to retirement. The following contribution credits were provided in 1995 under the Benefit Plan SERP to the named individuals and are included in "All Other Compensation" in the Summary Compensation Table: Mr. Cole -- $62,000; Mr.
Smith -- $33,200; Mr. Downie -- $20,800; Mr. Gaglioti -- $9,840; and Mr.
Mosley -- $9,840.

COMPENSATION PURSUANT TO EMPLOYEE BENEFIT PLANS OF THE PARENT

     Described below are certain employee benefit plans of the Parent pursuant to which cash or non-cash compensation was paid or distributed to its executive officers during the last fiscal year, or is proposed to be paid or distributed to its executive officers in the future.

  STOCK OPTION PLANS

     The Parent's 1992 Management Stock Option Plan (the "1992 Plan") provides for the granting of stock options for up to 555,556 shares of the Parent's Common Stock to the officers or key employees of the Parent and its subsidiaries, including the Company. The 1993 Management Stock Option Plan (the "1993 Plan") provides for the granting of stock options for up to 600,000 shares of the Parent's Common Stock to the officers or key employees of the Parent and its subsidiaries, including the Company. The 1992 Plan and the 1993 Plan were approved by the stockholders of the Parent in February 1994 prior to the Parent's initial public offering.

     The stock options under the 1992 Plan provided for periodic vesting over five years, with early vesting of all or a portion of the unvested options in the case of certain events, such as consummation of a public offering of the Parent's Common Stock, a sale of all or substantially all of the assets of the Parent, certain change in control transactions, certain mergers or the voluntary dissolution of the Parent. In May 1993, the Parent's Board of Directors authorized amendments (the "May Amendments") to the stock option agreements under the 1992 Plan for all of the Parent's executive officers and for certain senior personnel of the Parent's subsidiaries, including the Company. The May Amendments provided for the immediate vesting of the stock options under such option agreements, but provided that any shares acquired upon exercise of the options in excess of the number of shares that would have been vested under the option agreements at the date of exercise had the May Amendments not been adopted would be subject to forfeiture in the event that the employee ceased to be employed by the Parent or any of its subsidiaries, as a result of either voluntary departure or termination for cause, during the period during which the vesting provision applicable to such shares prior to such amendment would not have expired. There were no grants made under the 1992 Plan in fiscal 1995 to the individuals included in the Summary Compensation Table.

     The stock options under the 1993 Plan provide for periodic vesting over five years, with early vesting of all or a portion of the unvested options in circumstances similar to those that apply to the options under the 1992 Plan. The original option grants under the 1993 Plan were amended in 1994 to reduce their exercise prices, to extend their vesting period from four to five years, and to reduce the number of options granted. The following table contains information concerning options granted under the 1993 Plan during fiscal 1995 to the executive officers of the Parent included in the Summary Compensation Table.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                            PERCENT
                                           OF TOTAL
                                            OPTIONS                                  POTENTIAL REALIZABLE
                                            GRANTED                                    VALUE AT ASSUMED
                             NUMBER OF        TO                                     ANNUAL RATES OF STOCK
                             SECURITIES    EMPLOYEES     EXERCISE                     PRICE APPRECIATION
                             UNDERLYING       IN         OR BASE                      FOR OPTION TERM(1)
                              OPTIONS       FISCAL        PRICE       EXPIRATION     ---------------------
           NAME              GRANTED(#)     YEAR(%)       ($/SH)         DATE         5%($)        10%($)
---------------------------  ---------     ---------     --------     ----------     --------     --------
Jeffrey A. Cole                10,000          8.2%       $ 9.75        3/16/05      $ 61,300     $155,400
                               15,000         12.3         12.50        8/17/05       117,900      298,800
Brian B. Smith                  7,500          6.2          9.75        3/16/05        45,975      116,550
                               10,000          8.2         12.50        8/17/05        78,600      199,200
John F. Downie                  1,500          1.2          9.75        3/16/05         9,195       23,310
                                1,000          0.8         12.50        8/17/05         7,860       19,920
Joseph Gaglioti                 1,500          1.2          9.75        3/16/05         9,195       23,310
                                2,000          1.6         12.50        8/17/05        15,720       39,840
Wayne L. Mosley                 1,500          1.2          9.75        3/16/05         9,195       23,310
                                2,000          1.6         12.50        8/17/05        15,720       39,840

---------------

(1) The value, if any, one may realize upon the exercise of a stock option depends on the excess of the then current market value per share over the exercise price per share. There is no assurance that the values to be realized upon exercise of the stock options listed above will be at or near the amounts shown.

     The following table contains information concerning options exercised during fiscal 1995 and unexercised stock options held as of February 3, 1996.

                 AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR END OPTION VALUES

                                                       NUMBER OF
                                                       SECURITIES          VALUE OF
                                                       UNDERLYING        UNEXERCISED
                                                      UNEXERCISED        IN-THE-MONEY
                                                       OPTIONS AT         OPTIONS AT
                                                        FEB. 3,          FEB. 3, 1996
                                       SHARES           1996(#)             ($)(1)
                                     ACQUIRED ON     --------------     --------------
                                      EXERCISE        EXERCISABLE/       EXERCISABLE/
                     NAME                (#)         UNEXERCISABLE      UNEXERCISABLE
            -----------------------  -----------     --------------     --------------
            Jeffrey A. Cole              --          87,567/125,748     $21,188/38,188
            Brian B. Smith               --          52,695/ 78,127      12,750/20,250
            John F. Downie               --          10,595/  6,958      53,018/ 2,438
            Joseph Gaglioti              --          11,913/  7,253      69,051/ 3,699
            Wayne L. Mosley              --          11,913/  7,253      69,051/ 3,699

---------------

(1) Based on the closing price of $10.75 per share of the Parent's Common Stock on the New York Stock Exchange on February 2, 1996, the last trading day of fiscal 1995.

     The 1992 Plan and the 1993 Plan and the option agreements thereunder permit each optionee to exercise options through borrowing funds from the Parent. The principal on such loans is payable five years following the date of exercise, with interest payable annually at a rate fixed at the date of exercise based on a formula tied to federal borrowing rates. Each loan is made on a recourse basis and is secured by the option shares acquired from the proceeds of such loan. Messrs. Cole, Smith and Downie each elected to exercise options in 1993 by borrowing from the Parent the full amount of the exercise price of such shares granted under the 1992 Plan. As of February 3, 1996, the amount (excluding accrued interest) owed by each individual named in the

Summary Compensation Table with respect to such loans is as follows (the interest rate per annum payable by such individual is shown in parentheses):
Jeffrey A. Cole -- $666,666 (5.47%); Brian B. Smith -- $333,336 (5.47%); and
John F. Downie -- $15,840 (5.33%). Mr. Downie's loan was repaid on April 15,
1996.

     The Parent's 1996 Management Stock Option Plan (the "1996 Plan") was adopted by the Parent's stockholders as of June 6, 1996 and provides for the granting of stock options for up to 884,000 shares of the Parent's Common Stock to the officers or key employees of the Parent and its subsidiaries, including the Company. In February, the following grants were made to the identified executive officers: Jeffrey A. Cole -- 240,000 shares; Brian B. Smith -- 180,000 shares; Joseph Gaglioti -- 16,000 shares; Wayne L. Mosley -- 16,000 shares. The exercise price of the aforementioned options was $10 13/16, which was the market trading price of the shares at the date of grant.

     The Board of Directors and the Compensation Committee are authorized to determine the time at which options granted under the 1996 Plan will become exercisable and will terminate. Notwithstanding the foregoing, the 1996 Plan provides that an option will immediately become fully exercisable upon the occurrence of a "Sale Transaction" prior to the fifth anniversary of the date on which such option was granted. For purposes of the foregoing, a "Sale Transaction" means (a) the sale, transfer or other disposition of all or substantially all of the assets of the Company, except a sale, transfer or disposition (i) to a subsidiary of the Company or (ii) that results in the holders of the then-outstanding securities of the Company generally eligible to vote in the election of directors of the Parent possessing, in the aggregate, a majority ownership interest in the corporation, partnership, association, firm, entity or individuals (collectively, a "Person") acquiring such assets, (b) any transaction resulting in a majority of the then-outstanding securities of the Company generally eligible to vote in the election of directors of the Parent being held or owned beneficially by one Person or an affiliated group of Persons, (c) a merger or consolidation of the Parent with another Person, except a merger or consolidation of the Parent (i) with a subsidiary of the Parent or
(ii) that results in the holders of the then-outstanding securities of the Parent generally eligible to vote in the election of directors of the Parent possessing, in the aggregate, a majority ownership interest in the surviving Person or (d) the voluntary liquidation or dissolution of the Parent. The 1996 Plan further provides that no option may run for more than ten years from the date of grant.

  EXECUTIVE LIFE INSURANCE PLAN

     The Parent's Executive Life Insurance Plan permits certain officers and key employees to obtain life insurance benefits in addition to those generally provided to salaried employees. The level of coverage provided to such officers and key employees includes (1) basic term life insurance coverage equal to twice the individual's base salary, (2) an opportunity for the individual to purchase, at group rates based upon age, an additional amount of insurance equal to one or two times such individual's base salary and (3) purchase by the Parent of an additional amount of coverage equal to 50% of the amount purchased by the individual under (2). The maximum level of coverage per individual is $1,500,000.

  BONUS PLAN

     The Parent has in effect various plans pursuant to which certain officers and other employees may receive incentive cash bonuses based upon (1) the achievement of specified earnings goals in the preceding fiscal year by a particular operating group or the Parent as a whole and (2) individual performance. The amounts of incentive and discretionary awards, and performance criteria for such awards, are fixed by the Compensation Committee of the Parent's Board of Directors.

     In March 1996, the Board of Directors approved the adoption by the Parent of the Management Incentive Bonus Program (the "Incentive Program"), which will replace the Parent's existing bonus plans for certain senior managers. Under the Incentive Program, the Compensation Committee establishes performance goals within 90 days of the commencement of a fiscal year. The performance goals for the Parent as a whole or the operating units of the Parent may include earnings, operating income, increases in revenue, return on assets, investment, sales or equity, total stockholder return or any combination thereof.

     The actual level of achievement of the performance goals serves as the basis for establishing the amount of the award payable to a participant for the fiscal year. If operating performance fails to achieve the performance goals established, no awards will be made. The highest award that may be given under the Incentive Program is 100% of base salary. The Incentive Program provides that awards under the Incentive Plan may be made in cash or shares of Common Stock at the discretion of the Compensation Committee. The Compensation Committee approves the list of participants for the fiscal year who include the Parent's executive officers and certain other senior managers. For fiscal 1996, the Compensation Committee designated nine senior managers, including Messrs. Cole, Smith, Gaglioti and Mosley, to participate in the Incentive Program.

  401(K) PLAN

     The Parent provides a defined contribution plan, including features under section 401(k) of the Internal Revenue Code of 1986, which provides retirement benefits to its employees. Eligible employees may contribute up to 15% of their compensation to the plan, although highly compensated employees, including all executive officers of the Parent, were limited to a maximum of 2% of their compensation. There is no mandatory matching of employee contributions by the Parent, but a discretionary match is determined annually by the Board of Directors. The Board of Directors approved the Parent's contribution of $164,000 to be used to partially match employee contributions made in 1995.

  COMPENSATION OF DIRECTORS

     The Parent pays each Director who is not an employee of the Parent or its subsidiaries, including the Company, an annual fee of no less than $20,000 plus reasonable out-of-pocket expenses. Members of the Audit Committee and the Compensation Committee receive $500 for each day of attendance at a committee meeting that is not held on the same day as a meeting of the Board of Directors. In addition, the chairpersons of the Audit Committee and the Compensation Committee receive an additional $2,000 and $3,000 per year, respectively.

     In January 1993, options to purchase 7,500 shares of the Parent's Common Stock were issued to Messrs. Finley, Gold and Handal. The options vest over a five-year period and are exercisable at $3.00 per share. At February 3, 1996, options to purchase 6,000 shares were exercisable for each of those Directors.

     The Parent's Nonqualified Stock Option Plan for Nonemployee Directors (the "Directors' Plan") provides for the granting of stock options for up to 100,000 shares of the Parent's Common Stock to Directors of the Parent who are not employees of the Parent or any of its subsidiaries, including the Company. The Directors' Plan was approved by the stockholders of the Parent prior to the Parent's initial public offering in April 1994. The Directors' Plan provides for the automatic grant of a nonqualified option to purchase 1,500 shares of Common Stock to each newly elected or appointed nonemployee Director of the Parent on January 1 of the year immediately following the year in which he or she is elected or appointed and on each January 1 thereafter for as long as he or she is elected or appointed and on each January 1 thereafter for as long as he or she continues to serve. Nonemployee Directors serving at the time of the adoption of the Directors' Plan will receive option grants under such plan on January 1, 1997. Options granted under the Directors' Plan generally vest on the first anniversary of the date of grant of the option, provided that the optionee is still serving as a nonemployee Director at that time. The exercise price per share for options granted under the Directors' Plan is the average of the high and low selling prices of the Parent's Common Stock on the New York Stock Exchange on the date of grant, or, if no such prices are quoted on the date of grant, on the last date on which such prices are quoted prior to the date of grant. Mr. Ratner received an automatic grant of options for 1,500 shares on January 1, 1996 with an exercise price of $13.6875, the average of the high and low selling prices for the Common Stock on December 29, 1995. On January 1, 1997, Messrs. Finley, Gold, Handal and Ratner received automatic grants of options for 1,500 shares with an exercise price of $26.125, the average of the high and low selling prices for the Common Stock on December 31, 1996.

  COMPENSATION COMMITTEE INTERLOCKS, INSIDER PARTICIPATION AND CERTAIN TRANSACTIONS

     Deliberations concerning compensation for fiscal 1995 generally involved the full Board of Directors of the Parent consisting of Jeffrey A. Cole, Brian
B. Smith, Timothy F. Finley, Irwin N. Gold, Peter V. Handal and Charles A. Ratner. Jeffrey A. Cole and Brian B. Smith are employees of the Company.

     The Company currently leases its headquarters office space in a building which is owned by a partnership in which Jeffrey A. Cole currently has a 46.5% limited partnership interest. The Company believes that the lease terms are equivalent to those that could have been obtained pursuant to an arm's length transaction with unaffiliated parties. Lease payments to the partnership totalled $291,575, $344,637 and $354,194, net of payments made by the Company's subtenant, during fiscal 1993, 1994 and 1995, respectively.

     Until August 1995, when American Consumer Products, Inc. ("ACP") was acquired by Vista 2000, Stephan W. Cole, the brother of Jeffrey A. Cole, was the controlling shareholder, Chief Executive Officer and a director of ACP, and Jeffrey A. Cole was a beneficial owner of 16.62% of the shares of common stock of ACP and a director of ACP. In fiscal 1993, 1994 and 1995, the Company acquired approximately $1.6 million, $1.3 million and $1.1 million, respectively, of key blanks and other related products from ACP in transactions the Company believes were on terms equivalent to those that could have been obtained pursuant to arm's length transactions with unaffiliated parties. These amounts are not considered material to either the Company or ACP, as they represent less than 5% of the annual gross revenues of each entity.

     Mr. Ratner is the President, Chief Executive Officer, and a director of Forest City Enterprises, Inc. ("Forest City"). Forest City and its affiliates are developers and managers of commercial real estate, including shopping malls in which the Company's stores may operate. Things Remembered currently operates thirteen stores under leases with Forest City or its affiliates. Under such leases, which expire at different times during the period from 1996 to 2005, Things Remembered paid aggregate rent of $490,843 during 1995. Additional common area charges, insurance charges, taxes and similar charges were paid. The Company believes that the terms of its leases with Forest City or its affiliates, as applicable, are equivalent to those that could have been obtained pursuant to arm's length transactions with unaffiliated parties.

     Effective as of March 1992, Joseph E. Cole, founder of the Company and the father of Jeffrey A. Cole, who was then serving as Chairman of the Company, relinquished that title and took on the title of Senior Chairman. Joseph E. Cole, who served as Chairman of the Board and as a Director of the Company until March 1992, was compensated prior to his death in January 1995 pursuant to an employment agreement with the Company that provided for an annual salary of $200,000, commencing in fiscal 1993. Under the agreement, Joseph E. Cole received payments of $200,000 in fiscal 1993 and 1994. In fiscal 1995, Jeffrey
A. Cole's mother, who is the widow of Joseph E. Cole, received a final $200,000 payment under Joseph E. Cole's employment agreement with the Company.

     Houlihan Lokey of which Mr. Irwin Gold, a director of the Company, is a managing director, served as a financial advisor to the Company in connection with the Parent's Acquisition of Pearle and was compensated by the Company in the amount of $50,000, as a non-refundable retainer fee. Following the consummation of the Pearle Acquisition, the Company paid Houlihan Lokey an additional payment of $950,000.

                             PRINCIPAL STOCKHOLDERS

     The Company is a wholly owned subsidiary of the Parent, which owns 1,100 shares of the Company's Common Stock, par value $.01 per share, which are the only shares of the Company's capital stock that are outstanding. The following table sets forth certain information as of January 21, 1997 (except as otherwise noted) as to the ownership of the Parent's Common Stock by each of those persons owning of record or known to the Parent to be the beneficial owner of more than five percent of the Parent's Common Stock; each of the Parent's Directors; each of the Parent's executive officers; and all Directors and executive officers of the Parent as a group. The number of shares of the Parent's Common Stock outstanding on January 21, 1997 was 11,963,236. Except as noted, all information with respect to beneficial ownership has been furnished by the respective Director or officer or is based on filings with the Commission. Unless otherwise indicated below, the persons named below have sole voting and investment power with respect to the number of shares set forth opposite their names. Beneficial ownership of the Parent's Common Stock has been determined for this purpose in accordance with Rules 13d-3 and 13d-5 under the Exchange Act, which provide, among other things, that a person is deemed to be the beneficial owner of the Parent's Common Stock if such person, directly or indirectly, has or shares voting power or investment power in respect of such stock or has the right to acquire such ownership within sixty days. Accordingly, the amounts shown in the table do not purport to represent beneficial ownership for any purpose other than compliance with SEC reporting requirements. Further, beneficial ownership as determined in this manner does not necessarily bear on the economic incidence of ownership of the Parent's Common Stock.

                     NAME OF BENEFICIAL OWNER                       NO. OF SHARES    PERCENT OF CLASS
------------------------------------------------------------------  -------------    ----------------
Cumberland Associates(1)                                                527,500            4.41%
  1114 Avenue of the Americas
  New York, New York 10036
FMR Corp.(2)                                                          1,067,100            8.92%
  82 Devonshire Street
  Boston, MA 02109-3614
Harris Associates L.P.(3)                                               660,000            5.52%
  Trust Series Designated
  The Oakmark Fund(6)
  Two North LaSalle Street
  Chicago, IL 60602-3790
Palisade Capital Management, L.L.C.(4)                                  781,000            6.53%
  One Bridge Plaza
  Suite 695
  Fort Lee, NJ 07024
Pioneering Management Corporation(5)                                    471,900            3.94%
  60 State Street
  Boston, MA 02109
Robert M. Raiff(6)                                                      793,300            6.63%
  152 West 57th Street
  New York, NY 10019
T. Rowe Price Associates, Inc.(7)                                     1,060,000            8.86%
  100 E. Pratt Street
  Baltimore, MD 21202
Jeffrey A. Cole (8)                                                     439,304            3.63%
Timothy F. Finley (9)                                                    15,500               *
Irwin N. Gold (8)(9)                                                     17,355               *
Peter V. Handal (8)(9)                                                   19,877               *
Charles A. Ratner(10)                                                     2,500               *

                     NAME OF BENEFICIAL OWNER                       NO. OF SHARES    PERCENT OF CLASS
------------------------------------------------------------------  -------------    ----------------
Brian B. Smith (8)(11)                                                  228,691            1.90%
Joseph Gaglioti (12)                                                     15,674               *
Wayne L. Mosley (12)                                                     15,731               *
All Directors and executive officers as a group
  (8 persons) (8)(9)(10)(11)(12)                                        754,632            6.16%

---------------

* Less than one percent

(1) Stock ownership is based on a Schedule 13D filed on July 3, 1996. Cumberland Associates holds sole dispositive power as to 438,000 shares indicated and shared dispositive power as to 89,500 shares indicated, and holds no voting power with respect to any of the shares. Each of the general partners of Cumberland Associates, who include K. Tucker Andersen, Richard Reiss, Jr., Oscar S. Schafer, Bruce G. Wilcox, Glenn Krevlin, Andrew Wallach and Eleanor Poppe at the principal business address of 1114 Avenue of the Americas, New York, New York 10036, is also deemed a beneficial owner of the shares.

(2) Stock ownership is based on a Schedule 13G dated May 10, 1996. Fidelity Management & Research Company, a wholly owned subsidiary of FMR Corp. and an investment adviser registered under the Investment Advisers Act of 1940 ("Fidelity"), is the beneficial owner of the shares indicated as a result of acting as investment adviser to several investment companies registered under the Investment Company Act of 1940 (the "Fidelity Funds").

     The ownership of one investment company, Fidelity Low-Priced Stock Fund, amounted to 1,042,200 shares or 8.72% of the Common Stock outstanding. Fidelity Low-Priced Stock Fund has its principal business office at 82 Devonshire Street, Boston, Massachusetts 02109.

     Edward C. Johnson 3d, FMR Corp. (through its control of Fidelity), and the Fidelity Funds each has sole power to dispose of the 1,067,100 shares owned by the Fidelity Funds. Neither FMR Corp. nor Edward C. Johnson 3d, Chairman of FMR Corp., has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Fidelity Funds' Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Fidelity Funds' Boards of Trustees.

     Edward C. Johnson 3d and Abigail P. Johnson own respectively 12.0% and 24.5% of the outstanding voting common stock of FMR Corp. Mr. Johnson 3d is Chairman of FMR Corp. Various Johnson family members and trusts for the benefit of Johnson family members own approximately 49% of FMR Corp. voting common stock. These Johnson family members, through their ownership of voting common stock and the execution of a family shareholders' voting agreement, form a controlling group with respect to FMR Corp.

(3) Stock ownership is based on a Schedule 13G dated February 6, 1996. Harris Associates L.P. ("Harris") serves as investment adviser to The Oakmark Fund and The Oakmark Small Cap Fund, each of which is a series of the Harris Associates Investment Trust. Various of Harris's officers and directors are also officers and directors of the Harris Associates Investment Trust; Harris has indicated that it does not consider Oakmark Fund to be controlled by such persons. The Oakmark Fund and The Oakmark Small Cap Fund each beneficially own, respectively, 600,000 and 60,000 shares. Harris and Harris's sole general partner, Harris Associates Inc., share voting and dispositive powers as to such shares and thus also are deemed to be beneficial owners of such shares.

(4)  Stock ownership is based on a Schedule 13G filed on February 14, 1996.

(5) Stock ownership is based on Amendment No. 1 to Schedule 13G filed on December 18, 1996. Pioneering Management Corporation has shared dispositive power as to the shares indicated.

(6)  Stock ownership is based on a Schedule 13D filed on July 31, 1996.

(7) Stock ownership is based on a Schedule 13G filed on July 8, 1996. The shares indicated are owned by various individual and institutional investors (including the T. Rowe Price New America Growth Fund whose principal offices are located at 100 E. Pratt Street, Baltimore, MD 21202, which owns 800,000 shares, representing 6.70% of the shares outstanding), for which T. Rowe Price Associates, Inc. ("Price Associates") serves as investment adviser with sole power to vote the shares. Price Associates disclaims beneficial ownership of the shares indicated.

(8) Includes shares of Common Stock that may be acquired pursuant to the exercise of warrants exercisable within 60 days held by the following individuals: Mr. Cole -- 5,861 shares; Mr. Gold -- 1,355 shares; Mr. Handal -- 5,977 shares; and Mr. Smith -- 4,088. Included in Mr. Cole's and Mr. Smith's Common Stock shares are 139,721 and 85,392 shares, respectively, that may be acquired within 60 days pursuant to the exercise of options granted under the Company's 1993 Management Stock Option Plan (the "1993 Plan").

(9) Includes 7,500 shares of Common Stock that may be acquired within 60 days pursuant to the exercise of options granted under stock option agreements.

(10) Includes 1,500 shares of Common Stock that may be acquired within 60 days pursuant to the exercise of an option granted under a stock option agreement.

(11) Includes 1,140 shares of Common Stock owned indirectly by Mr. Smith and held by Mr. Smith's wife under the Uniform Gifts to Minors Act. Mr. Smith disclaims beneficial ownership of all securities held by his wife.

(12) Includes shares of Common Stock that may be acquired within 60 days pursuant to the exercise of options granted under the Company's 1992 Management Stock Option Plan (the "1992 Plan") and the 1993 Plan as follows: Mr. Gaglioti -- 15,200 shares and Mr. Mosley -- 15,200 shares.

                       DESCRIPTION OF OTHER INDEBTEDNESS

SENIOR NOTES

     Initially, $190.0 million of Senior Notes were issued pursuant to the Senior Note Indenture between the Company and Norwest Bank Minnesota, N.A., as trustee. Currently, there is $165.8 million aggregate principal amount of Senior Notes outstanding. The Senior Notes are unsecured and mature October 1, 2001 with no earlier scheduled redemption or sinking fund payments. Interest on the Senior Notes accrues at the rate of 11.25% per annum and is payable semiannually on April 1 and October 1 of each year. The Senior Notes are not redeemable at the Company's option prior to October 1, 1998. Thereafter, the Senior Notes will be subject to redemption at the option of the Company, in whole or in part, at redemption prices ranging from 105.625% to 100% of the principal amount, plus accrued and unpaid interest thereon.

     Upon the occurrence of a change of control of the Company, each holder of Senior Notes will have the right to require the repurchase of all or any part of such holder's Senior Notes at a purchase price equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon. A "change of control" would occur if a single purchaser or purchasers acting together as a "group" (within the meaning of Sections 13(d) and 14(d)(2) of the Exchange Act) acquire more than 50% of the total voting power of the voting stock of the Company and/or warrants or options to acquire such voting stock, calculated on a fully diluted basis, or if there is a change in the Company's Board of Directors not approved by a majority of directors who constitute continuing directors. So long as no single purchaser or purchasers acting together as a "group" acquire 50% or more of the shares outstanding following the offering, the sale of the shares of Common Stock made pursuant to this offering will not constitute a change of control under the Senior Note Indenture. See "Risk
Factors -- Leverage."

     The Senior Note Indenture pursuant to which the Senior Notes were issued contains certain optional and mandatory redemption features and other financial covenants, including restrictions on the ability of the Company to pay dividends or make other restricted payments to the Parent. The Senior Note Indenture permits dividend payments to the Parent of one-half of the Company's consolidated net income, provided that no default or event of default has occurred under the Senior Note Indenture and that the Company has met a specified fixed charge coverage ratio test. The indenture also permits payments to the Parent for certain tax obligations and for administrative expenses of the Parent not to exceed .25% of net sales.

     In addition, the Senior Note Indenture contains covenants restricting the ability of the Company and its subsidiaries to, among other things, (i) sell or otherwise dispose of assets, (ii) create or incur liens on their assets, (iii) incur or guaranty indebtedness (which is currently more restrictive than is included in the Notes), and (iv) merge or consolidate with or into, or sell or otherwise dispose of all or substantially all of the Company's assets to, another person.

     Under the Senior Note Indenture each of the following constitutes an Event of Default: (i) default for 30 days in the payment when due of interest on the Senior Notes; (ii) default in the payment when due of principal on the Senior Notes; (iii) failure by the Company for 15 days after notice to comply with certain "Change of Control," "Limitations on Restricted Payments" or "Limitation on Indebtedness and Preferred Stock" provisions, as described in the Indenture;
(iv) failure by the Company for 60 days after notice to comply with other agreements or covenants in the Senior Note Indenture or the Senior Notes; (v) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness, as defined in the Senior Note Indenture, for money borrowed by the Company or any of its subsidiaries (or the payment of which is guaranteed by the Company or any of its subsidiaries) (other than the Senior Notes) whether such Indebtedness or guarantee now exists, or is created after the date of the Senior Note Indenture;
(vi) failure by the Company or any of its subsidiaries to pay final judgments (other than any judgment as to which a reputable insurance company has accepted full liability) aggregating in excess of $5.0 million which judgments are not stayed within 60 days after their entry; and (vii) certain events of bankruptcy or insolvency with respect to the Company or any of its significant subsidiaries.

     If any Event of Default occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of the then outstanding Senior Notes may declare all the Senior Notes to be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency, all outstanding Senior Notes will become due and payable without further action or notice. Holders of the Senior Notes may not enforce the Senior Note Indenture or the Senior Notes except as provided in the Senior Note Indenture. Subject to certain limitations, holders of a majority in principal amount of the then outstanding Senior Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from holders of the Senior Notes notice of any continuing Default or Event of Default (except a Default or Event of Default in payment of principal or interest) if it determines that withholding notice is in their interest.

NEW CREDIT FACILITY

     The Company's primary source of liquidity is funds provided from operations of its operating subsidiaries. On November 15, 1996, Cole Vision, Things Remembered and CGC, the principal operating subsidiaries of the Company, Pearle and PSC (collectively, the "Borrowers"), entered into the New Credit Facility. The New Credit Facility provides the Borrowers with a four-year revolving line of credit of up to the lesser of a "borrowing base" and $75,000,000. A portion of the New Credit Facility not in excess of $30,000,000 is available for the issuance of letters of credit. Borrowings under the New Credit Facility initially will bear interest at a rate equal to, at the option of the Borrowers, either (a) the Eurodollar Rate plus 1.25% or (b) .25% plus the highest of (i) the rate of interest publicly announced by Canadian Imperial Bank of Commerce as its prime rate in effect at its principal office in New York City, (ii) the secondary market rate for three-month certificates of deposit (adjusted for statutory reserve requirements) plus 1% and (iii) the federal funds effective rate from time to time plus 0.5%. These interest rates are subject to quarterly adjustment after the first anniversary of the closing of the New Credit Facility based on the Company's achievement of certain interest coverage ratio benchmarks. The New Credit Facility replaced, contemporaneously with the consummation of the offering of the Original Notes, the existing Revolving Credit Facility. Proceeds of certain asset sales and proceeds of casualty or condemnation recoveries by the Company or the Borrowers will be required to be reinvested in specified capital assets of the Company or the Borrowers or applied to reduce the commitments under the New Credit Facility. The New Credit Facility requires the Borrowers to comply with various operating covenants that restrict corporate activities, including covenants restricting the Borrowers' ability to incur additional indebtedness, pay dividends, prepay subordinated indebtedness, dispose of certain assets, create liens, make capital expenditures and make certain investments or acquisitions. The New Credit Facility also requires the Borrowers to comply with certain financial covenants, including covenants regarding minimum interest coverage, maximum leverage and consolidated net worth. The New Credit Facility permits the Company's subsidiaries to pay dividends to the Company to the extent necessary to permit it to pay all interest and principal on the Senior Notes and the Notes when due so long as no default or event of default under the New Credit Facility has occurred and is continuing. The New Credit Facility permits the Company to use up to $20,000,000 to repurchase the Senior Notes and/or the Notes so long as no default or event of default under the New Credit Facility has occurred and is continuing. The Company is a limited guarantor under the New Credit Facility, with recourse against the Company limited to certain bank accounts. As of January 21, 1997, approximately $9.7 million of letters of credit were outstanding under the Company's New Credit Facility.

                            DESCRIPTION OF THE NOTES

     The Original Notes were, and the Exchange Notes will be, issued under an Indenture, dated as of November 15, 1996 (the "Indenture") between the Company and the Norwest Bank Minnesota, National Association, as trustee (the "Trustee"). The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). The Notes are subject to all such terms, and holders of the Notes are referred to the Indenture and the Trust Indenture Act for a statement of such terms.

     The following is a summary of the material terms and provisions of the Notes. This summary does not purport to be a complete description of the Notes and is subject to the detailed provisions of, and qualified in its entirety by reference to, the Notes and the Indenture (including the definitions contained therein). Definitions relating to certain capitalized terms are set forth under "-- Certain Definitions" and throughout this description. Capitalized terms that are used but not otherwise defined herein have the meanings assigned to them in the Indenture, and such definitions are incorporated herein by reference. The Indenture has been incorporated by reference as an exhibit to the Registration Statement of which this Prospectus is a part. The form of the Exchange Notes and the Original Notes are identical in all material respects except that the Exchange Notes will have been registered under the Securities Act and, therefore, will not bear legends restricting their transfer. The Exchange Notes will not represent new indebtedness of the Company, will be entitled to the benefits of the same Indenture which governs the Original Notes and will rank pari passu with the Original Notes. Any provisions of the Indenture which require actions by or approval of a specified percentage of Original Notes shall require the approval of the holders of such percentage of principal amount of Original Notes and Exchange Notes, in the aggregate.

GENERAL

     The Notes are limited in aggregate principal amount to $150,000,000. The Notes are general unsecured obligations of the Company, subordinated in right of payment to Senior Indebtedness of the Company, including the Senior Notes, and senior in right of payment to any current or future subordinated indebtedness of the Company.

     The operations of the Company are conducted through its Subsidiaries and, therefore, the Company is dependent upon the cash flow of its Subsidiaries to meet its obligations, including its obligations under the Notes. The Notes will be effectively subordinated to all indebtedness and other liabilities and commitments (including trade payables and lease obligations) of the Company's Subsidiaries, including borrowings under the New Credit Facility. Any right of the Company to receive assets of any of its Subsidiaries upon the latter's liquidation or reorganization (and the consequent right of the holders of the Notes to participate in those assets) will be effectively subordinated to the claims of that Subsidiary's creditors, except to the extent that the Company is itself recognized as a creditor of such Subsidiary, in which case the claims of the Company would still be subordinate to any security in the assets of such Subsidiary and any indebtedness of such Subsidiary senior to that held by the Company.

MATURITY, INTEREST AND PRINCIPAL

     The Notes will mature on December 31, 2006. The Notes will bear interest at a rate of 9 7/8% per annum from the date of original issuance until maturity. Interest is payable semi-annually in arrears on December 31 and June 30 commencing June 30, 1997, to holders of record of the Notes at the close of business on the immediately preceding December 15 and June 15, respectively. Interest on the Notes will be paid on the basis of a 360 day year and twelve 30 day months. Interest on the Exchange Notes will accrue from (A) the last interest payment date on which interest was paid on the Notes surrendered in exchange therefor, or (B) if no interest has been paid on the Notes, from November 15, 1996. Holders whose Original Notes are accepted for exchange will be deemed to have waived the right to receive any interest on the Original Notes. The interest rate on the Notes is subject to increase, and such Additional Interest will be payable on the payment dates set forth above, in certain circumstances, if the Notes (or other securities substantially similar to the Notes) are not registered with the Commission within the prescribed time periods. See "The Exchange Offer -- Registration Rights; Additional Interest."

OPTIONAL REDEMPTION

     The Notes will be redeemable at the option of the Company, in whole or in part, at any time on or after December 31, 2001 at the following redemption prices (expressed as a percentage of principal amount), together, in each case, with accrued interest to the redemption date, if redeemed during the twelve-month period beginning on December 31, of each year listed below:

                                       YEAR                           PERCENTAGE
               -----------------------------------------------------  ----------
               2001.................................................    104.9375%
               2002.................................................    102.4688%
               2003.................................................    101.2343%
               2004.................................................    100.6172%
               2005 and thereafter..................................    100.0000%

     Notwithstanding the foregoing, the Company may redeem in the aggregate up to 35% of the original principal amount of Notes at any time and from time to time prior to December 31, 1999 at a redemption price equal to 109.875% of the aggregate principal amount so redeemed plus accrued interest to the redemption date out of the Net Proceeds of one or more Qualified Equity Offerings; provided that at least $97.5 million of the principal amount of Notes originally issued remain outstanding immediately after the occurrence of any such redemption and that any such redemption occurs within 90 days following the closing of any such Qualified Equity Offering.

     In the event of redemption of fewer than all of the Notes, the Trustee shall select by lot or in such other manner as it shall deem fair and equitable the Notes to be redeemed. The Notes will be redeemable in whole or in part upon not less than 30 nor more than 60 days' prior written notice, mailed by first class mail to a holder's last address as it shall appear on the register maintained by the Registrar of the Notes. On and after any redemption date, interest will cease to accrue on the Notes or portions thereof called for redemption unless the Company shall fail to redeem any such Note.

SUBORDINATION

     The indebtedness represented by the Notes is, to the extent and in the manner provided in the Indenture, subordinated in right of payment to the prior indefeasible payment and satisfaction in full in cash of all existing and future Senior Indebtedness of the Company. As of November 2, 1996, after giving pro forma effect to the application of the net proceeds of the Offering, the principal amount of outstanding Senior Indebtedness of the Company, on a consolidated basis, would have been approximately $166.9 million. In addition, the Company would have had $75.0 million of undrawn commitments available under the New Credit Facility, reduced by any outstanding letters of credit.

     In the event of any insolvency or bankruptcy case or proceeding, or any receivership, liquidation, arrangement, reorganization or other similar case or proceeding in connection therewith, relative to the Company or to its creditors, as such, or to its assets, whether voluntary or involuntary, or any liquidation, dissolution or other winding-up of the Company, whether voluntary or involuntary and whether or not involving insolvency or bankruptcy, or any general assignment for the benefit of creditors or other marshalling of assets or liabilities of the Company (except in connection with the merger or consolidation of the Company or its liquidation or dissolution following the transfer of substantially all of its assets, upon the terms and conditions permitted under the circumstances described under "--Mergers, Consolidations or Sale of Assets") (all of the foregoing referred to herein individually as a "Bankruptcy Proceeding" and collectively as "Bankruptcy Proceedings"), the holders of Senior Indebtedness of the Company will be entitled to receive payment and satisfaction in full in cash of all amounts due on or in respect of all Senior Indebtedness of the Company before the holders of the Notes are entitled to receive or retain any payment or distribution of any kind on account of the Notes. In the event that, notwithstanding the foregoing, the Trustee or any holder of

Notes receives any payment or distribution of assets of the Company of any kind, whether in cash, property or securities, including, without limitation, by way of set-off or otherwise, in respect of the Notes before all Senior Indebtedness of the Company is paid and satisfied in full in cash, then such payment or distribution will be held by the recipient in trust for the benefit of holders of Senior Indebtedness and will be immediately paid over or delivered to the holders of Senior Indebtedness or their representative or representatives to the extent necessary to make payment in full of all Senior Indebtedness remaining unpaid, after giving effect to any concurrent payment or distribution, or provision therefor, to or for the holders of Senior Indebtedness. By reason of such subordination, in the event of liquidation or insolvency, creditors of the Company who are holders of Senior Indebtedness may recover more, ratably, than other creditors of the Company, and creditors of the Company who are not holders of Senior Indebtedness or of the Notes may recover more, ratably, than the holders of the Notes.

     No payment or distribution of any assets or securities of the Company or any Subsidiary of any kind or character (including, without limitation, cash, property and any payment or distribution which may be payable or deliverable by reason of the payment of any other Indebtedness of the Company being subordinated to the payment of the Notes by the Company) may be made by or on behalf of the Company or any Subsidiary, including, without limitation, by way of set-off or otherwise, for or on account of the Notes, or for or on account of the purchase, redemption or other acquisition of the Notes, and neither the Trustee nor any holder or owner of any Notes shall take or receive from the Company or any Subsidiary, directly or indirectly in any manner, payment in respect of all or any portion of Notes following the occurrence of a Payment Default, and in any such event, such prohibition shall continue until such Payment Default is cured, waived in writing or ceases to exist or such acceleration has been rescinded or otherwise cured. At such time as the prohibition set forth in the preceding sentence shall no longer be in effect, subject to the provisions of the following paragraph, the Company shall resume making any and all required payments in respect of the Notes, including any missed payments.

     Upon the occurrence of a Non-Payment Event of Default on Designated Senior Indebtedness, no payment or distribution of any assets of the Company of any kind may be made by the Company, including, without limitation, by way of set-off or otherwise, on account of the Notes, for or on account of the purchase, redemption, defeasance or other acquisition of Notes, and neither the Trustee nor any holder or owner of Notes shall take or receive from the Company or any Subsidiary, directly or indirectly in any manner, payment in respect of all or any portion of the Notes for a period (a "Payment Blockage Period") commencing on the date of receipt by the Trustee of written notice from an authorized Person on behalf of the holders of Designated Senior Indebtedness (the "Authorized Person") of such Non-Payment Event of Default unless and until (subject to any blockage of payments that may then be in effect under the preceding paragraph) the earliest of (x) more than 179 days shall have elapsed since receipt of such written notice by the Trustee, (y) such Non-Payment Event of Default shall have been cured or waived in writing or shall have ceased to exist or such Designated Senior Indebtedness shall have been paid in full or (z) such Payment Blockage Period shall have been terminated by written notice to the Company or the Trustee from such Authorized Person, after which, in the case of clause (x), (y) or (z), the Company shall resume making any and all required payments in respect of the Notes, including any missed payments. Notwithstanding any other provision of the Indenture, in no event shall a Payment Blockage Period commenced in accordance with the provisions of the Indenture described in this paragraph extend beyond 179 days from the date of the receipt by the Trustee of the notice referred to above (the "Initial Blockage Period"). Any number of additional Payment Blockage Periods may be commenced during the Initial Blockage Period; provided, however, that no such additional Payment Blockage Period shall extend beyond the Initial Blockage Period. After the expiration of the Initial Blockage Period, no Payment Blockage Period may be commenced until at least 180 consecutive days have elapsed from the last day of the Initial Blockage Period. Notwithstanding any other provision of the Indenture, no event of default with respect to Designated Senior Indebtedness (other than a Payment Default) which existed or was continuing on the date of the commencement of any Payment Blockage Period initiated by an Authorized Person shall be, or be made, the basis for the commencement of a second Payment Blockage Period initiated by an Authorized Person, whether or not within the Initial Blockage Period, unless such event of default shall have been cured or waived for a period of not less than 90 consecutive days.

     If the Company fails to make any payment on the Notes when due or within any applicable grace period, whether or not on account of payment blockage provisions, such failure would constitute an Event of Default under the Indenture and would enable the holders of the Notes to accelerate the maturity thereof. See "Events of Default."

     A holder of Notes by his acceptance of Notes agrees to be bound by such provisions and authorizes and expressly directs the Trustee, on his behalf, to take such action as may be necessary or appropriate to effectuate the subordination provided for in the Indenture and appoints the Trustee his attorney-in-fact for such purpose.

CERTAIN COVENANTS

     The Indenture will contain, among others, the following covenants. Except as otherwise specified, all of the covenants described below will appear in the Indenture.

  Limitation on Additional Indebtedness

     The Company will not, and will not permit any Subsidiary of the Company to, directly or indirectly, incur (as defined) any Indebtedness (including Acquired Indebtedness); provided, that the Company (but not any Subsidiary of the Company) may incur Indebtedness if (i) after giving effect to the incurrence of such Indebtedness and the receipt and application of the proceeds thereof, the Company's Fixed Charge Coverage Ratio (determined on a pro forma basis for the last four fiscal quarters of the Company for which financial statements are available at the date of determination) is at least 2.00 to 1 if the Indebtedness is incurred prior to December 31, 2000 and 2.25 to 1 thereafter, and (ii) no Triggering Default Event shall have occurred and be continuing at the time or as a consequence of the incurrence of such Indebtedness. For purposes of computing the Fixed Charge Coverage Ratio, (A) if the Indebtedness which is the subject of a determination under this provision is Acquired Indebtedness, or Indebtedness incurred in connection with the simultaneous acquisition (by way of merger, consolidation or otherwise) of any Person, business, property or assets (an "Acquisition"), then such ratio shall be determined by giving effect (on a pro forma basis, as if the transaction had occurred at the beginning of the four-quarter period) to both the incurrence or assumption of such Acquired Indebtedness or such other Indebtedness by the Company and the inclusion in the Company's EBITDA of the EBITDA of the acquired Person, business, property or assets, (B) if any Indebtedness outstanding or to be incurred (x) bears a floating rate of interest, the interest expense on such Indebtedness shall be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account on a pro forma basis any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term as at the date of determination in excess of 12 months), (y) bears, at the option of the Company or a Subsidiary, a fixed or floating rate of interest, the interest expense on such Indebtedness shall be computed by applying, at the option of the Company or such Subsidiary, either a fixed or floating rate and (z) was incurred under a revolving credit facility, the interest expense on such Indebtedness shall be computed based upon the average daily balance of such Indebtedness during the applicable period, (C) for any quarter prior to the date hereof included in the calculation of such ratio, such calculation shall be made on a pro forma basis, giving effect to the Pearle Acquisition, the issuance of the Notes, the incurrence of Indebtedness under the New Credit Facility and the use of the net proceeds therefrom as if the same had occurred at the beginning of the four-quarter period used to make such calculation and (D) for any quarter included in the calculation of such ratio prior to the date that any Asset Sale was consummated, or that any Indebtedness was incurred, or that any Acquisition was effected, by the Company or any of its Subsidiaries, such calculation shall be made on a pro forma basis, giving effect to each Asset Sale, incurrence of Indebtedness or Acquisition, as the case may be, and the use of any proceeds therefrom, as if the same had occurred at the beginning of the four quarter period used to make such calculation.

     Notwithstanding the foregoing, the Company and its Subsidiaries may incur Permitted Indebtedness; provided, that the Company will not incur any Permitted Indebtedness, without meeting the Indebtedness incurrence provisions of the preceding paragraph, that ranks pari passu or junior in right of payment to the Notes and that has a maturity or mandatory sinking fund payment prior to the maturity of the Notes.

  Limitation on Restricted Payments

     The Company will not make, and will not permit any of its Subsidiaries to, directly or indirectly, make, any Restricted Payment, unless:

          (a) no Triggering Default Event shall have occurred and be continuing at the time of or immediately after giving effect to such Restricted Payment;

          (b) immediately after giving pro forma effect to such Restricted Payment, the Company could incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) under the covenant set forth under "-- Limitation on Additional Indebtedness"; and

          (c) immediately after giving effect to such Restricted Payment, the aggregate of all Restricted Payments declared or made after the Issue Date does not exceed the sum of (1) 50% of the cumulative Consolidated Net Income of the Company subsequent to October 31, 1993 (or minus 100% of any cumulative deficit in Consolidated Net Income during such period); (2) 100% of the aggregate Net Proceeds and the fair market value (as determined in good faith by the Board of Directors of the Company) of securities or other property received by the Company from the issue or sale, after the Issue Date, of Capital Stock (other than Disqualified Capital Stock or Capital Stock of the Company issued to any Subsidiary of the Company) of the Company or any Indebtedness or other securities of the Company convertible into or exercisable or exchangeable for Capital Stock (other than Disqualified Capital Stock) of the Company which has been so converted or exercised or exchanged, as the case may be; (3) 100% of the capital contributions made by the Parent to the Company after the Issue Date (other than capital contributions which constitute Indebtedness); and (4) in the case of the disposition or repayment of any Investment constituting a Restricted Payment made after the date hereof, an amount equal to the lesser of the return of capital with respect to such Investment and the initial amount of such Investment, in either case, less the cost of the disposition of such Investment. For purposes of determining under this clause (c) the amount expended for Restricted Payments, cash distributed shall be valued at the face amount thereof and property other than cash shall be valued at its fair market value (as determined in good faith by the Board of Directors of the Company).

     The provisions of this covenant will not prohibit (i) the payment of any distribution within 60 days after the date of declaration thereof, if at such date of declaration such payment would comply with the provisions of the Indenture; (ii) the repurchase, redemption or other acquisition or retirement of any shares of Capital Stock of the Company or Indebtedness subordinated to the Notes by conversion into, or by or in exchange for, shares of Capital Stock (other than Disqualified Capital Stock), or out of, the Net Proceeds of the substantially concurrent sale (other than to a Subsidiary of the Company) of other shares of Capital Stock of the Company (other than Disqualified Capital Stock); (iii) the repurchase, redemption or other acquisition or retirement of Indebtedness of the Company subordinated to the Notes in exchange for, by conversion into, or out of the Net Proceeds of, a substantially concurrent sale or incurrence of Indebtedness (other than any Indebtedness owed to a Subsidiary) of the Company that is contractually subordinated in right of payment to the Notes to at least the same extent as the Indebtedness subordinated to the Notes being redeemed or retired; (iv) the retirement of any shares of Disqualified Capital Stock by conversion into, or by exchange for, shares of Disqualified Capital Stock, or out of the Net Proceeds of the substantially concurrent sale (other than to a Subsidiary of the Company) of other shares of Disqualified Capital Stock; (v) the repurchase, redemption or other acquisition or retirement for value of any Capital Stock of the Company or the Parent or any current or former Subsidiary of the Company held by any member of the Company's (or any of its Subsidiaries') current or former employees; provided, that the aggregate price paid for all such repurchased, redeemed, acquired or retired Capital Stock shall not exceed $4 million; (vi) the payment of dividends to the Parent solely for the purpose of enabling Parent to pay the ordinary operating and administrative expenses of the Parent (including all reasonable professional fees and expenses) in connection with its complying with its reporting obligations and obligations to prepare and distribute business records in the ordinary course of business and the Parent's costs and expenses relating to taxes (which taxes are attributable to the operations of the Company and its Subsidiaries or to the Parent's ownership thereof); provided, however, that the aggregate dividend payments paid in each fiscal year pursuant to this clause
(vi) will at no time exceed .25% of the Company's Net Sales for such fiscal year; (vii) payments to the Parent for income taxes pursuant to the Tax Allocation Agreement; and (viii) the payment of dividends to the Parent solely for the purpose of enabling the Parent to pay taxes other than income taxes, to the extent actually owed and attributable to the operations of the Company and its Subsidiaries or to the Parent's ownership thereof; provided, that, for purposes of determining whether Restricted Payments can be made pursuant to the previous paragraph, all payments made pursuant to clauses (ii),
(iv), (v), (vi), (vii) and (viii) of this paragraph will reduce the amount that would otherwise be available for such Restricted Payments and payments made pursuant to the other clauses of this paragraph shall not so reduce the amount available for Restricted Payments.

     Not later than the date of making any Restricted Payment which may only be made pursuant to subclause (c) above, the Company shall deliver to the Trustee an Officers' Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by the covenant "-- Limitation on Restricted Payments" were computed, which calculations may be based upon the Company's latest available financial statements, and that no Triggering Default Event exists and is continuing and no Triggering Default Event will occur immediately after giving effect to any Restricted Payments. At November 2, 1996, the Company had $15.4 million available to make Restricted Payments.

  Limitation on Other Senior Subordinated Debt

     The Company will not, directly or indirectly, incur any Indebtedness that is both (i) subordinate in right of payment to any Senior Indebtedness of the Company and (ii) senior in right of payment to the Notes. For purposes of this covenant, Indebtedness is deemed to be senior in right of payment to the Notes if it is not explicitly subordinate in right of payment to Senior Indebtedness at least to the same extent as the Notes are subordinate to Senior Indebtedness.

  Limitations on Liens

     The Company will not create, incur or otherwise cause or suffer to exist any Liens of any kind (other than Permitted Liens) upon any property or asset of the Company to secure Indebtedness which is pari passu with or subordinate in right of payment to the Notes, unless (i) if such Lien secures Indebtedness which is pari passu with the Notes, the Notes are secured on an equal and ratable basis with the obligation so secured until such time as such obligation is no longer secured by a Lien and (ii) if such Lien secures Indebtedness which is subordinated to the Notes, such Indebtedness secured by such Lien and such Lien shall be subordinated to the Lien granted to the Holders of the Notes to the same extent as such Indebtedness is subordinated to the Notes.

  Dividend and Other Payment Restrictions Affecting Subsidiaries

     The Indenture will provide that the Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any Subsidiary to (a)(i) pay dividends or make any other distributions to the Company or any of its Subsidiaries (A) on its Capital Stock or (B) with respect to any other interest or participation in, or measured by, its profits, or (ii) pay any Indebtedness owed to the Company or any of its Subsidiaries or (b) make loans or advances to the Company or any of its Subsidiaries or (c) transfer any of its properties or assets to the Company or any of its Subsidiaries, except for such encumbrances or restrictions existing under or by reasons of (i) Indebtedness outstanding on the date of the Indenture, (ii) the Revolving Credit Facility as in effect as of the date of the Indenture, or as replaced by the New Credit Facility having terms no more restrictive than those contained in the Revolving Credit Facility as in effect on the date of the Indenture, (iii) the Senior Note Indenture, the Senior Notes and the Indenture, (iv) applicable law, (v) customary nonassignment provisions in leases, (vi) permitted Refinancing Indebtedness, provided that the restrictions contained in the agreements governing such Refinancing Indebtedness shall not be materially more restrictive than those contained in the agreements governing the Indebtedness being refinanced, (vii) customary restrictions imposed in connection with Purchase Money Indebtedness or Capital Lease Obligations permitted under the covenant entitled "Limitation on Incurrence of Indebtedness" as long as such customary restrictions are not materially more restrictive than those set forth in the Revolving Credit Facility on the date of the Indenture and the New Credit Facility (except that they may impose restrictions on the transfer of the asset so financed), or (viii) restrictions in agreements with Persons acquired by the Company or any Subsidiary which do not extend to Property or assets other than the Property or assets of such Persons.

  Limitation on Transactions with Affiliates

     The Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, enter into or suffer to exist any transaction or series of related transactions (including, without limitation, the sale, purchase, exchange or lease of assets, property or services) with any Affiliate (including Parent and entities in which the Company or any of its Subsidiaries own a minority interest) or holder of 10% or more of the Company's Common Stock (an "Affiliate Transaction") or extend, renew, waive or otherwise modify the terms of any Affiliate Transaction entered into prior to the Issue Date unless (i) such Affiliate Transaction is between or among the Company and its Wholly-Owned Subsidiaries; or (ii) the terms of such Affiliate Transaction are fair and reasonable to the Company or such Subsidiary, as the case may be, and the terms of such Affiliate Transaction are at least as favorable as the terms which could be obtained by the Company or such Subsidiary, as the case may be, in a comparable transaction made on an arm's-length basis between unaffiliated parties. In any Affiliate Transaction involving an amount or having a value in excess of $5.0 million which is not permitted under clause (i) above, the Company must obtain a resolution of the Board of Directors certifying that such Affiliate Transaction complies with clause (ii) above. In transactions with a value in excess of $10.0 million which are not permitted under clause (i) above (other than loans from the Parent to the Company at a rate not in excess of the incremental borrowing rate of the Company as determined in good faith by the Board of Directors of the Company, or loans from the Company or any Subsidiary to Parent, in each case at a rate not in excess of the Parent's incremental borrowing rate, as determined in good faith by the Board of Directors of the Company), the Company must obtain a written opinion as to the fairness of such a transaction from an independent investment banking firm.

     The foregoing provisions will not apply to (i) any Restricted Payment that is not prohibited by the provisions described under "-- Limitations on Restricted Payments" contained herein, (ii) Indebtedness incurred by the Company to the Parent, provided such Indebtedness has terms no more onerous than those contained in the New Credit Facility or (iii) any compensation-related transaction, approved by an independent committee of the Board of Directors of the Company, with an officer or director of the Company or of any Subsidiary in his or her capacity as officer or director entered into in the ordinary course of business.

  Limitation on Certain Asset Sales

     The Company will not, and will not permit any of its Subsidiaries to, consummate an Asset Sale unless (i) the Company or its Subsidiaries, as the case may be, receives consideration at the time of such sale or other disposition at least equal to the fair market value thereof (as determined in good faith by the Board of Directors of the Company); (ii) except in the case of the sale, transfer or other disposition of Company-owned stores to franchisees in a business related to the optical business that result in the conversion of such stores to franchised stores, not less than 75% of the consideration received by the Company or its Subsidiaries, as the case may be, is in the form of cash or Temporary Cash Investments; and (iii) the Asset Sale Proceeds received by the Company or such Subsidiary are applied (a) first, to the extent the Company elects, or is required, to prepay, repay or purchase debt under any then existing Senior Indebtedness of the Company or any Subsidiary within 12 months following the receipt of the Asset Sale Proceeds from any Asset Sale, provided that any such repayment shall result in a permanent reduction of the commitments thereunder in an amount equal to the principal amount so repaid; (b) second, to the extent of the balance of Asset Sale Proceeds after application as described above, to the extent the Company elects, to an investment in assets (including Capital Stock or other securities purchased in connection with the acquisition of Capital Stock or property of another person) used or useful in businesses similar or ancillary to the business of the Company or Subsidiary as conducted at the time of such Asset Sale, provided that such investment occurs on or prior to the 365th day following receipt of such Asset Sale Proceeds (the "Reinvestment Date"); and (c) third, if on the Reinvestment Date the Available Asset Sale Proceeds with respect to any Asset Sale exceed $10 million, the Company shall apply an amount equal to such Available Asset Sale Proceeds to an offer to repurchase the

Notes, at a purchase price in cash equal to 100% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of repurchase (an "Excess Proceeds Offer"). If an Excess Proceeds Offer is not fully subscribed, the Company may retain the portion of the Available Asset Sale Proceeds not required to repurchase Notes.

     If the Company is required to make an Excess Proceeds Offer, the Company shall mail, within 30 days following the Reinvestment Date, a notice to the Holders stating, among other things: (1) that such Holders have the right to require the Company to apply the Available Asset Sale Proceeds to repurchase such Notes at a purchase price in cash equal to 100% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase; (2) the purchase date, which shall be no earlier than 30 days and not later than 60 days from the date such notice is mailed; (3) the instructions, determined by the Company, that each Holder must follow in order to have such Notes repurchased; and (4) the calculations used in determining the amount of Available Asset Sale Proceeds to be applied to the repurchase of such Notes.

  Limitation on Capital Stock of Subsidiaries

     The Company will not (i) sell, pledge, hypothecate or otherwise convey or dispose of any Capital Stock of a Subsidiary (other than under the New Credit Facility or a successor facility or under the terms of any Designated Senior Indebtedness) or (ii) permit any of its Subsidiaries to issue any Capital Stock, other than to the Company or a Wholly Owned Subsidiary of the Company. The foregoing restrictions shall not apply to an Asset Sale (other than the sale of Preferred Stock of a Subsidiary) made in compliance with "-- Limitation on Certain Asset Sales."

  Limitation on Sale and Lease-Back Transactions

     The Company will not, and will not permit any Subsidiary to, enter into any Sale and Lease-Back Transaction unless (i) the consideration received in such Sale and Lease-Back Transaction is at least equal to the fair market value of the property sold, as determined by a board resolution of the Company and (ii) the Company could incur Indebtedness in an amount equal to the Attributable Indebtedness in respect of such Sale and Lease-Back Transaction in compliance with the covenant described under "-- Limitation of Additional Indebtedness."

  Payments for Consent

     Neither the Company nor any of its Subsidiaries shall, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any holder of any Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Notes unless such consideration is offered to be paid or agreed to be paid to all holders of the Notes which so consent, waive or agree to amend in the time frame set forth in solicitation documents relating to such consent, waiver or agreement.

CHANGE OF CONTROL OFFER

     Within 30 days of the occurrence of a Change of Control, the Company shall notify the Trustee in writing of such occurrence and shall make an offer to purchase (the "Change of Control Offer") the outstanding Notes at a purchase price equal to 101% of the principal amount thereof plus any accrued interest to the Change of Control Payment Date (as hereinafter defined) (such applicable purchase price being hereinafter referred to as the "Change of Control Purchase Price") in accordance with the procedures set forth in this covenant.

     Within 40 days of the occurrence of a Change of Control, the Company also shall (i) cause a notice of the Change of Control Offer to be sent at least once to the Dow Jones News Service or similar business news service in the United States and (ii) send by first-class mail, postage prepaid, to the Trustee and to each holder of the Notes, at the address appearing in the register maintained by the Registrar of the Notes, a notice stating:

          (1) that the Change of Control Offer is being made pursuant to this covenant and that all Notes tendered will be accepted for payment, and otherwise subject to the terms and conditions set forth herein;

          (2) the Change of Control Purchase Price and the purchase date (which shall be a Business Day no earlier than 30 nor later than 40 days from the date such notice is mailed (the "Change of Control Payment Date"));

          (3) that any Note not tendered will continue to accrue interest;

          (4) that, unless the Company defaults in the payment of the Change of Control Purchase Price, any Notes accepted for payment pursuant to the Change of Control Offer shall cease to accrue interest after the Change of Control Payment Date;

          (5) that holders accepting the offer to have their Notes purchased pursuant to a Change of Control Offer will be required to surrender the Notes to the Paying Agent at the address specified in the notice prior to the close of business on the Business Day preceding the Change of Control Payment Date;

          (6) that holders will be entitled to withdraw their acceptance if the Paying Agent receives, not later than the close of business on the third Business Day preceding the Change of Control Payment Date, a telegram, telex, facsimile transmission or letter setting forth the name of the holder, the principal amount of the Notes delivered for purchase, and a statement that such holder is withdrawing his election to have such Notes purchased;

          (7) that holders whose Notes are being purchased only in part will be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered, provided that each Note purchased and each such new
     Note issued shall be in an original principal amount in denominations of $1,000 and integral multiples thereof;

          (8) any other procedures that a holder must follow to accept a Change of Control Offer or effect withdrawal of such acceptance; and

          (9) the name and address of the Paying Agent.

     On the Change of Control Payment Date, the Company shall, to the extent lawful, (i) accept for payment Notes or portions thereof tendered pursuant to the Change of Control Offer, (ii) deposit with the Paying Agent money sufficient to pay the purchase price of all Notes or portions thereof so tendered and (iii) deliver or cause to be delivered to the Trustee Notes so accepted together with an Officers' Certificate stating the Notes or portions thereof tendered to the Company. The Paying Agent shall promptly mail to each holder of Notes so accepted payment in an amount equal to the purchase price for such Notes, and the Company shall execute and issue, and the Trustee shall promptly authenticate and mail to such holder, a new Note equal in principal amount to any unpurchased portion of the Notes surrendered; provided that each such new Note shall be issued in an original principal amount in denominations of $1,000 and integral multiples thereof.

     The Indenture requires that if the New Credit Facility is in effect and the Senior Notes are outstanding, or any amounts are owing thereunder or in respect thereof, at the time of the occurrence of a Change of Control, prior to the mailing of the notice to holders described in the preceding paragraph, but in any event within 30 days following any Change of Control, the Company covenants to (i) repay in full all obligations under or in respect of the New Credit Facility and the Senior Notes or offer to repay in full all obligations under or in respect of the New Credit Facility and the Senior Notes and repay the obligations under or in respect of the New Credit Facility and the Senior Notes of each lender and holder, as the case may be, who has accepted such offer or
(ii) obtain the requisite consent under the New Credit Facility and the Senior Notes to permit the repurchase of the Notes as described above. The Company must first comply with the covenant described in the preceding sentence before it shall be required to purchase Notes in the event of a Change of Control; provided that the Company's failure to comply with the covenant described in the preceding sentence constitutes an Event of Default described in clause (iii) under "-- Events of Default" below if not cured within 60 days after the notice required by such clause. As a result of the foregoing, a holder of the Notes may not be able to compel the Company to purchase the Notes unless the Company is able at the time to refinance all of the obligations under or in respect of the New Credit Facility and the Senior Notes or obtain requisite consents under the New Credit Facility and the Senior Notes. Failure by the Company to make a Change of Control Offer when required by the Indenture constitutes a default under the Indenture and, if not cured within 60 days after notice, constitutes an Event of Default.

     The Indenture provides that, (A) if the Company or any Subsidiary thereof has issued any outstanding (i) Indebtedness that is subordinated in right of payment to the Notes or (ii) Preferred Stock, and the Company or such Subsidiary is required to make a Change of Control Offer or to make a distribution with respect to such subordinated Indebtedness or Preferred Stock in the event of a change of control, the Company shall not consummate any such offer or distribution with respect to such subordinated Indebtedness or Preferred Stock until such time as the Company shall have paid the Change of Control Purchase Price in full to the holders of Notes that have accepted the Company's Change of Control Offer and shall otherwise have consummated the Change of Control Offer made to holders of the Notes and (B) the Company will not issue Indebtedness that is subordinated in right of payment to the Notes or Preferred Stock with change of control provisions requiring the payment of such Indebtedness or Preferred Stock prior to the payment of the Notes in the event of a Change in Control under the Indenture.

     In the event that a Change of Control occurs and the holders of Notes exercise their right to require the Company to purchase Notes, if such purchase constitutes a "tender offer" for purposes of Rule 14e-1 under the Exchange Act at that time, the Company will comply with the requirements of Rule 14e-1 as then in effect with respect to such repurchase.

MERGER, CONSOLIDATION OR SALE OF ASSETS

     The Company will not and will not permit any Subsidiary to consolidate with, merge with or into, or transfer all or substantially all of its assets (as an entirety or substantially as an entirety in one transaction or a series of related transactions), to any Person unless: (i) the Company or the Subsidiary, as the case may be, shall be the continuing Person, or the Person (if other than the Company or the Subsidiary) formed by such consolidation or into which the Company or the Subsidiary, as the case may be, is merged or to which the properties and assets of the Company or the Subsidiary, as the case may be, are transferred shall be a corporation organized and existing under the laws of the United States or any State thereof or the District of Columbia and shall expressly assume, by a supplemental indenture, executed and delivered to the Trustee, in form satisfactory to the Trustee, all of the obligations of the Company or the Subsidiary, as the case may be, under the Notes and the Indenture, and the obligations under the Indenture shall remain in full force and effect; (ii) immediately before and immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing; and (iii) immediately after giving effect to such transaction on a pro forma basis the Company or such Person could incur at least $1.00 additional Indebtedness (other than Permitted Indebtedness) under the covenant set forth under "Limitation on Additional Indebtedness," provided that a Person that is a Subsidiary on the Issue Date may merge into the Company or another Person that is a Subsidiary on the Issue Date without complying with this clause (iii).

     In connection with any consolidation, merger or transfer of assets contemplated by this provision, the Company shall deliver, or cause to be delivered, to the Trustee, in form and substance reasonably satisfactory to the Trustee, an Officers' Certificate and an opinion of counsel, each stating that such consolidation, merger or transfer and the supplemental indenture in respect thereto comply with this provision and that all conditions precedent herein provided for relating to such transaction or transactions have been complied with.

EVENTS OF DEFAULT

     The following events are defined in the Indenture as "Events of Default":

          (i) default in payment of any principal of, or premium, if any, on the Notes;

          (ii) default for 30 days in payment of any interest on the Notes;

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

          (iii) default by the Company or any Subsidiary in the observance or performance of any other covenant in the Notes or the Indenture for 60 days after written notice from the Trustee or the holders of not less than 25% in aggregate principal amount of the Notes then outstanding;

          (iv) failure to pay when due (within the grace period provided in such Indebtedness) principal, interest or premium in an aggregate amount of $5,000,000 or more with respect to any Indebtedness of the Company or any Subsidiary thereof, or the acceleration of any such Indebtedness aggregating $5,000,000 or more, which default or acceleration shall not be cured, waived or postponed pursuant to an agreement with the holders of such Indebtedness within 60 days after written notice, or such acceleration shall not be rescinded or annulled within 20 days after written notice;

          (v) any final judgment or judgments which can no longer be appealed for the payment of money in excess of $5,000,000 shall be rendered against the Company or any Subsidiary thereof (other than a judgment or portion thereof as to which an insurance company of national reputation has accepted full liability), and shall not be discharged or fully bonded for any period of 60 consecutive days during which a stay of enforcement shall not be in effect; and

          (vi) certain events involving bankruptcy, insolvency or reorganization of the Company or any Significant Subsidiary thereof.

     The Indenture provides that the Trustee may withhold notice to the holders of the Notes of any default (except in payment of principal or premium, if any, or interest on the Notes) if the Trustee considers it to be in the best interest of the holders of the Notes to do so.

     The Indenture will provide that if an Event of Default (other than an Event of Default resulting from certain events of bankruptcy, insolvency or reorganization) shall have occurred and be continuing, then the Trustee or the holders of not less than 25% in aggregate principal amount of the Notes then outstanding may declare to be immediately due and payable the entire principal amount of all the Notes then outstanding plus accrued interest to the date of acceleration and (i) such amounts shall become immediately due and payable or
(ii) if there are any amounts outstanding under or in respect of the New Credit Facility, such amounts shall become due and payable upon the first to occur of an acceleration of amounts outstanding under or in respect of the New Credit Facility or five business days after receipt by the Company and the representative of the holders of Senior Indebtedness under or in respect of the New Credit Facility, of notice of the acceleration of the Notes; provided, however, that after such acceleration but before a judgment or decree based on acceleration is obtained by the Trustee, the holders of a majority in aggregate principal amount of outstanding Notes may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than nonpayment of accelerated principal, premium or interest, have been cured or waived as provided in the Indenture. In case an Event of Default resulting from certain events of bankruptcy, insolvency or reorganization shall occur, the principal, premium and interest amount with respect to all of the Notes shall be due and payable immediately without any declaration or other act on the part of the Trustee or the holders of the Notes.

     The holders of a majority in principal amount of the Notes then outstanding shall have the right to waive any existing default or compliance with any provision of the Indenture or the Notes and to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, subject to certain limitations specified in the Indenture.

     No holder of any Note will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such holder shall have previously given to the Trustee written notice of a continuing Event of Default and unless also the holders of at least 25% in aggregate principal amount of the outstanding Notes shall have made written request and offered reasonable indemnity to the Trustee to institute such proceeding as a trustee, and unless the Trustee shall not have received from the holders of a majority in aggregate principal amount of the outstanding Notes a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. However, such limitations do not apply to a suit instituted on such Note on or after the respective due dates expressed in such Note.

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

DEFEASANCE AND COVENANT DEFEASANCE

     The Indenture provides the Company may elect either (a) to defease and be discharged from any and all obligations with respect to the Notes (except for the obligations to register the transfer or exchange of such Notes, to replace temporary or mutilated, destroyed, lost or stolen Notes, to maintain an office or agency in respect of the Notes and to hold monies for payment in trust) ("defeasance") or (b) to be released from their obligations with respect to the Notes under certain covenants contained in the Indenture and described above under "-- Certain Covenants" ("covenant defeasance"), upon the deposit with the Trustee (or other qualifying trustee), in trust for such purpose, of money and/or United States Government Obligations which through the payment of principal and interest in accordance with their terms will provide money, in an amount sufficient to pay the principal of, premium, if any, and interest on the Notes, on the scheduled due dates therefor or on a selected date of redemption in accordance with the terms of the Indenture. Such a trust may only be established if, among other things, the Issuers have delivered to the Trustee an Opinion of Counsel (as specified in the Indenture) (i) to the effect that neither the trust nor the Trustee will be required to register as an investment company under the Investment Company Act of 1940, as amended, and (ii) in the case of defeasance describing either a private ruling concerning the Notes or a published ruling of the Internal Revenue Service, to the effect that, and in the case of covenant defeasance, stating that, holders of the Notes or persons in their positions will not recognize income, gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amount and in the same manner and at the same times, as would have been the case if such deposit, defeasance and discharge had not occurred.

MODIFICATION OF INDENTURE

     From time to time, the Company and the Trustee may, without the consent of holders of the Notes, amend the Indenture or the Notes or supplement the Indenture for certain specified purposes, including providing for uncertificated Notes in addition to certificated Notes, and curing any ambiguity, defect or inconsistency, or making any other change that does not materially and adversely affect the rights of any holder. The Indenture contains provisions permitting the Company and the Trustee, with the consent of holders of at least a majority in principal amount of the outstanding Notes, to modify or supplement the Indenture or the Notes, except that no such modification shall, without the consent of each holder affected thereby, (i) reduce the amount of Notes whose holders must consent to an amendment, supplement, or waiver to the Indenture or the Notes, (ii) reduce the rate of or change the time for payment of interest on any Note, (iii) reduce the principal of or premium on or change the stated maturity of any Note, (iv) make any Note payable in money other than that stated in the Note or change the place of payment from New York, New York, (v) change the amount or time of any payment required by the Notes or reduce the premium payable upon any redemption of Notes, or change the time before which no such redemption may be made, (vi) waive a default on the payment of the principal of, interest on, or redemption payment with respect to any Note, or (vii) take any other action otherwise prohibited by the Indenture to be taken without the consent of each holder affected thereby.

REPORTS TO HOLDERS

     So long as the Company is subject to the periodic reporting requirements of the Exchange Act, it will continue to furnish the information required thereby to the Commission and to the holders of the Notes. The Indenture provides that even if the Company is entitled under the Exchange Act not to furnish such information to the Commission or to the holders of the Notes, they will nonetheless continue to furnish such information to the Commission and holders of the Notes.

COMPLIANCE CERTIFICATE

     The Company will deliver to the Trustee on or before 120 days after the end of the Company's fiscal year and on or before 60 days after the end of each the first, second and third fiscal quarters in each year an Officers' Certificate stating whether or not the signers know of any Default or Event of Default that has occurred. If they do, the certificate will describe the Default or Event of Default and its status.

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

THE TRUSTEE

     The Trustee under the Indenture will be the Registrar and Paying Agent with regard to the Notes. The Indenture provides that, except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. During the existence of an Event of Default, the Trustee will exercise such rights and powers vested in it under the Indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person's own affairs.

TRANSFER AND EXCHANGE

     Holders of the Notes may transfer or exchange Notes in accordance with the Indenture. The Registrar under such Indenture may require a holder, among other things, to furnish appropriate endorsements and transfer documents, and to pay any taxes and fees required by law or permitted by the Indenture. The Registrar is not required to transfer or exchange any Note selected for redemption. Also, the Registrar is not required to transfer or exchange any Note for a period of 15 days before selection of the Notes to be redeemed.

     The Original Notes were issued in a transaction exempt from registration under the Act and are subject to the restrictions on transfer.

     The registered holder of a Note may be treated as the owner of it for all purposes.

CERTAIN DEFINITIONS

     Set forth below is a summary of certain of the defined terms used in the covenants contained in the Indenture. Reference is made to the Indenture for the full definition of all such terms as well as any other capitalized terms used herein for which no definition is provided.

     "Acquired Indebtedness" means Indebtedness of a Person existing at the time such Person becomes a Subsidiary or assumed in connection with the acquisition of assets from such Person.

     "Affiliate" of any specified Person means any other Person which directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such specified Person. For the purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by," and "under common control with"), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

     "Asset Sale" means the sale, transfer or other disposition (other than to the Company or any of its Subsidiaries) in any single transaction or series of related transactions having a fair market value in excess of $2.5 million of (a) any Capital Stock of or other equity interest in any Subsidiary of the Company,
(b) all or substantially all of the assets of the Company or of any Subsidiary,
(c) real property or (d) all or substantially all of the assets of a division, line of business or comparable business segment or part thereof of the Company or any Subsidiary thereof; provided that Asset Sales shall not include sales, transfers or other dispositions to the Company or to a Subsidiary or to any other Person if after giving effect to such sale, lease, conveyance, transfer or other disposition such other Person becomes a Subsidiary.

     "Asset Sale Proceeds" means, with respect to any Asset Sale, (i) cash received by the Company or any Subsidiary from such Asset Sale (including cash received as consideration for the assumption of liabilities incurred in connection with or in anticipation of such Asset Sale), after (a) provision for all income or other taxes measured by or resulting from such Asset Sale, (b) payment of all brokerage commissions, underwriting and other fees and expenses related to such Asset Sale, (c) provision for minority interest holders in any Subsidiary as a result of such Asset Sale and (d) deduction of appropriate amounts to be provided by the Company or a Subsidiary as a reserve, in accordance with GAAP, against any liabilities associated with the assets sold or disposed of in such Asset Sale and retained by the Company or a Subsidiary after such Asset Sale, including, without limitation, pension and other post employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with the assets sold or disposed of in such Asset Sale, and (ii) promissory notes and other noncash consideration received by the Company or any Subsidiary from such Asset Sale or other disposition upon the liquidation or conversion of such notes or noncash consideration into cash.

     "Attributable Indebtedness" in respect of a Sale and Lease-Back Transaction means, as at the time of determination, the greater of (i) the fair value of the property subject to such arrangement (as determined by the Board of Directors of the Company) and (ii) the present value (discounted at a rate of 10%, compounded annually) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale and Lease-Back Transaction (including any period for which such lease has been extended).

     "Available Asset Sale Proceeds" means, with respect to any Asset Sale, the aggregate Asset Sale Proceeds from such Asset Sale that have not been applied in accordance with clauses (iii)(a) or (iii)(b), and which have not yet been the basis for an Excess Proceeds Offer in accordance with clause (iii)(c) of the first paragraph of "Description of the Notes -- Certain Covenants -- Limitation on Certain Asset Sales."

     "Capital Stock" means, with respect to any Person, any and all shares or other equivalents (however designated) of capital stock, partnership interests or any other participation, right or other interest in the nature of an equity interest in such Person or any option, warrant or other security convertible into any of the foregoing.

     "Capitalized Lease Obligations" means Indebtedness represented by obligations under a lease that is required to be capitalized for financial reporting purposes in accordance with GAAP, and the amount of such Indebtedness shall be the capitalized amount of such obligations determined in accordance with GAAP.

     A "Change of Control" of the Company will be deemed to have occurred at such time as (i) any Person (including a Person's Affiliates and associates), other than a Permitted Holder, becomes the beneficial owner (as defined under Rule 13d-3 or any successor rule or regulation promulgated under the Exchange
Act) of 50% or more of the total voting or economic power of the Common Stock of the Company or the Parent and/or warrants or options to acquire such Common Stock on a fully diluted basis, (ii) either the Company or Parent consolidates with, or merges with or into, another Person or conveys, transfers, leases or otherwise disposes of all or substantially all of its assets to any Person, or any Person consolidates with, or merges with or into, either the Company or Parent, in any such event pursuant to a transaction in which the outstanding Common Stock of either the Company or Parent is converted into or exchanged for cash, securities or other property, other than any such transaction where (a)
(1) the outstanding Common Stock of the Company or Parent, as the case may be, is not converted or exchanged at all (except to the extent necessary to reflect a change in the jurisdiction of incorporation) or is converted into or exchanged for Common Stock (other than Disqualified Capital Stock) of the surviving or transferee corporation (the "Surviving Entity") and (2) immediately after such transaction, no "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) other than a Permitted Holder is the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a Person shall be deemed to have "beneficial ownership" of all securities that such Person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than a majority of the total outstanding Common Stock of the Surviving Entity, or (b) the holders of the Common Stock of the Company outstanding immediately prior to the consolidation or merger hold, directly or indirectly, at least a majority of the Common Stock of the surviving corporation immediately after such consolidation or merger, or (iii) during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors of the Company or the Parent (together with any new directors whose election by such Board of Directors or whose nomination for election by the shareholders of the Company or the Parent has been approved by 66 2/3% of the directors then still in office who either were directors at the beginning of such period or whose election or recommendation for election was previously so approved) cease to constitute a majority of the Board of Directors of the Company or the Parent.

     "Common Stock" of any Person means all Capital Stock of such Person that is generally entitled to (i) vote in the election of directors of such Person or
(ii) if such Person is not a corporation, vote or otherwise participate in the selection of the governing body, partners, managers or others that will control the management and policies of such Person.

     "Consolidated Fixed Charges" means, with respect to any Person and with respect to any determination date, the sum of a Person's (i) Consolidated Interest Expense, plus (ii) the product of (x) the aggregate amount of all dividends paid on Disqualified Capital Stock of the Company or on each series of preferred stock of each Subsidiary of such Person (other than dividends paid or payable in additional shares of preferred stock or to the Company or any of its Wholly Owned Subsidiaries) times (y) a fraction, the numerator of which is one and the denominator of which is one minus the then current effective combined federal, state and local tax rate of such Person (expressed as a decimal), in each case, for the prior four full fiscal quarter period for which financial results are available.

     "Consolidated Interest Expense" means, with respect to any Person, for any period and without duplication, the aggregate amount of interest which, in conformity with GAAP, would be set forth opposite the caption "interest expense" or any like caption on an income statement for such Person and its Subsidiaries on a consolidated basis (including, but not limited to, (i) imputed interest included in Capitalized Lease Obligations, (ii) all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing, (iii) net payments made in connection with Interest Rate Agreements, (iv) the interest portion of any deferred payment obligation, (v) amortization of discount or premium, if any, and (vi) all other non-cash interest expense (other than interest amortized to cost of sales)) plus all net capitalized interest for such period and all interest paid under any guarantee of Indebtedness (including a guarantee of principal, interest or any combination thereof) of any Person, and minus (a) net payments received in connection with Interest Rate Agreements and (b) amortization of deferred financing costs and expenses.

     "Consolidated Net Income" means, with respect to any Person, for any period, the aggregate of the Net Income of such Person and its Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided, however, that (a) the Net Income of any Person (the "other Person") in which the Person in question or any of its Subsidiaries has less than a 100% interest (which interest does not cause the net income of such other Person to be consolidated into the net income of the Person in question in accordance with
GAAP) shall be included only to the extent of the amount of dividends or distributions paid to the Person in question or the Subsidiary, (b) the Net Income of any Subsidiary of the Person in question that is subject to any restriction or limitation on the payment of dividends or the making of other distributions (other than pursuant to the Notes or the Indenture) shall be excluded to the extent of such restriction or limitation, (c)(i) the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition and (ii) any net gain (but not loss) resulting from an Asset Sale by the Person in question or any of its Subsidiaries other than in the ordinary course of business shall be excluded,
(d) extraordinary, unusual and non-recurring gains and losses shall be excluded.

     "Designated Senior Indebtedness," as to the Company, means any Senior Indebtedness (a) under the New Credit Facility or (b) which at the time of determination exceeds $25 million in aggregate principal amount (or accreted value in the case of Indebtedness issued at a discount) outstanding or available under a committed facility.

     "Disqualified Capital Stock" means any Capital Stock of the Company or a Subsidiary thereof which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof, in whole or in part, on or prior to the maturity date of the Notes, for cash or securities constituting Indebtedness. Without limiting the foregoing, Disqualified Capital Stock shall be deemed to include (i) any Preferred Stock of a Subsidiary of the Company and (ii) any Preferred Stock of the Company, with respect to either of which, under the terms of such Preferred Stock, by agreement or otherwise, such Subsidiary or the Company is obligated to pay current dividends or distributions in cash during the period prior to the maturity date of the Notes; provided, however, that Preferred Stock of the Company or any Subsidiary thereof that is issued with the benefit of provisions requiring a change of control offer to be made for such Preferred Stock in the event of a change of control of the Company or Subsidiary, which provisions have substantially the same effect as the provisions of the Indenture described under "Description of the Notes -- Change of Control Offer," shall not be deemed to be Disqualified Capital Stock solely by virtue of such provisions.

     "EBITDA" means, for any Person, for any period, an amount equal to (a) the sum of (i) Consolidated Net Income for such period, plus (ii) the provision for taxes for such period based on income or profits to the extent such income or profits were included in computing Consolidated Net Income and any provision for taxes utilized in computing net loss under clause (i) hereof, plus (iii) Consolidated Interest Expense for such period (but only including Redeemable Dividends in the calculation of such Consolidated Interest Expense to the extent that such Redeemable Dividends have not been excluded in the calculation of Consolidated Net Income), plus (iv) depreciation for such period on a consolidated basis, plus (v) amortization of intangibles for such period on a consolidated basis, plus (vi) any other non-cash items reducing Consolidated Net Income for such period including the write-off of franchise receivables acquired in the Pearle Acquisition which have not been restructured or refinanced since the consummation of the Pearle Acquisition but excluding the write-off of all other franchise receivables, minus (b) all non-cash items increasing Consolidated Net Income for such period, all for such Person and its Subsidiaries determined in accordance with GAAP, except that with respect to the Company each of the foregoing items shall be determined on a consolidated basis with respect to the Company and its Subsidiaries only.

     "Exchange Act" means the Securities Exchange Act of 1934, as amended.

     "Fixed Charge Coverage Ratio" of any Person means, with respect to any determination date, the ratio of (i) EBITDA for such Person's prior four full fiscal quarters for which financial results have been reported prior to the determination date, to (ii) Consolidated Fixed Charges of such Person.

     "GAAP" means generally accepted accounting principles consistently applied as in effect in the United States from time to time.

     "incur" means, with respect to any Indebtedness or other obligation of any Person, to create, issue, incur (by conversion, exchange or otherwise), assume, guarantee or otherwise become liable in respect of such Indebtedness or other obligation or the recording, as required pursuant to GAAP or otherwise, of any such Indebtedness or other obligation on the balance sheet of such person (and "incurrence," "incurred," "incurrable," and "incurring" shall have meanings correlative to the foregoing); provided that a change in GAAP that results in an obligation of such Person that exists at such time becoming Indebtedness shall not be deemed an incurrence of such Indebtedness.

     "Indebtedness" means (without duplication), with respect to any Person, any indebtedness at any time outstanding, secured or unsecured, contingent or otherwise, which is for borrowed money (whether or not the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof), or evidenced by bonds, notes, debentures or similar instruments or representing the balance deferred and unpaid of the purchase price of any property (excluding, without limitation, any balances that constitute accounts payable or trade payables, and other accrued liabilities arising in the ordinary course of business) if and to the extent any of the foregoing indebtedness would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP, and shall also include, to the extent not otherwise included (i) any Capitalized Lease Obligations, (ii) obligations secured by a lien to which the property or assets owned or held by such Person is subject, whether or not the obligation or obligations secured thereby shall have been assumed (provided, however, that if such obligation or obligations shall not have been assumed, the amount of such indebtedness shall be deemed to be the lesser of the principal amount of the obligation or the fair market value of the pledged property or assets), (iii) guarantees of items of other Persons which would be included within this definition for such other Persons (whether or not such items would appear upon the balance sheet of the guarantor), (iv) all obligations for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction (provided that in the case of any such letters of credit, the items for which such letters of credit provide credit support are those of other Persons which would be included within this definition for such other Persons), (v) Disqualified Capital Stock of the Company or any Subsidiary thereof, and (vi) obligations of any such Person under any Interest Rate Agreement applicable to any of the foregoing (if and to the extent such Interest Rate Agreement obligations would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP). The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and, with respect to contingent obligations, the maximum liability upon the occurrence of the contingency giving rise to the obligation, provided (i) that the amount outstanding at any time of any Indebtedness issued with original issue discount is the principal amount of such Indebtedness less the remaining unamortized portion of the original issue discount of such Indebtedness at such time as determined in conformity with GAAP and (ii) that Indebtedness shall not include any liability for federal, state, local or other taxes. Notwithstanding any other provision of the foregoing definition, any trade payable arising from the purchase of goods or materials or for services obtained in the ordinary course of business shall not be deemed to be "Indebtedness" of the Company or any Subsidiaries for purposes of this definition. Furthermore, guarantees of (or obligations with respect to letters of credit supporting) Indebtedness otherwise included in the determination of such amount shall not also be included.

     "Interest Rate Agreement" means, for any Person, any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement or other similar agreement designed to protect the party indicated therein against fluctuations in interest rates.

     "Investments" means, directly or indirectly, any advance, account receivable (other than an account receivable arising in the ordinary course of business or acquired as part of the assets acquired by the Company in connection with an acquisition of assets which is otherwise permitted by the terms of the Indenture), loan or capital contribution to (by means of transfers of property to others, payments for property or services for the account or use of others or otherwise), the purchase of any stock, bonds, notes, debentures, partnership or joint venture interests or other securities of, the acquisition, by purchase or otherwise, of all or substantially all of the business or assets or stock or other evidence of beneficial ownership of, any Person or the making of any investment in any Person. Investments shall exclude (i) extensions of trade credit on commercially reasonable terms in accordance with normal trade practices and (ii) the repurchase of securities of any Person by such Person.

     "Issue Date" means the date the Notes are first issued by the Company and authenticated by the Trustee under the Indenture.

     "Lien" means with respect to any property or assets of any Person, any mortgage or deed of trust, pledge, hypothecation, assignment, deposit arrangement, security interest, lien, charge, easement, encumbrance, preference, priority, or other security agreement or preferential arrangement of any kind or nature whatsoever on or with respect to such property or assets (including without limitation, any Capitalized Lease Obligation, conditional sales, or other title retention agreement having substantially the same economic effect as any of the foregoing).

     "Net Income" means, with respect to any Person for any period, the net income (loss) of such Person determined in accordance with GAAP.

     "Net Proceeds" means (a) in the case of any sale of Capital Stock by the Company, the aggregate net proceeds received by the Company, after payment of expenses, commissions and the like incurred in connection therewith, whether such proceeds are in cash or in property (valued at the fair market value thereof, as determined in good faith by the board of directors, at the time of receipt) and (b) in the case of any exchange, exercise, conversion or surrender of outstanding securities of any kind for or into shares of Capital Stock of the Company which is not Disqualified Stock, the net book value of such outstanding securities on the date of such exchange, exercise, conversion or surrender (plus any additional amount required to be paid by the holder to the Company upon such exchange, exercise, conversion or surrender, less any and all payments made to the holders, e.g., on account of fractional shares and less all expenses incurred by the Company in connection therewith).

     "Net Sales" means Net Sales as shown on the Company's audited consolidated statements of income for the applicable fiscal year.

     "New Credit Facility" means the term and revolving credit agreement, dated November 15, 1996, by and among Canadian Imperial Bank of Commerce, as agent, the lenders named therein, one or more lenders parties thereto, as the same may be amended, extended, renewed, restated, supplemented or otherwise modified from time to time.

     "Non-Payment Event of Default" means any event (other than a Payment Default) the occurrence of which entitles one or more Persons to accelerate the maturity of any Designated Senior Indebtedness.

     "Officer" means the Chairman of the Board, the Chief Executive Officer, the President, the Chief Operating Officer, the Chief Financial Officer, the Treasurer, any Assistant Treasurer, Controller, Secretary or any Vice-President of the Company or any Subsidiary, as the case may be.

     "Officers' Certificate" means a certificate signed by two Officers, one of whom must be the principal executive officer, principal financial officer, treasurer or principal accounting officer of the Company.

     "Parent" means Cole National Corporation, a Delaware corporation and the Company's sole stockholder.

     "Payment Default" means any default, whether or not any requirement for the giving of notice, the lapse of time or both, or any other condition to such default becoming an event of default has occurred, in the payment of principal of (or premium, if any) or interest on or any other amount payable in connection with Designated Senior Indebtedness.

     "Pearle Acquisition" means the acquisition of the capital stock of Pearle, Inc. and Pearle Service Corporation by the Parent from The Pillsbury Company pursuant to a stock purchase agreement dated as of September 24, 1996 and various documents related thereto.

     "Permitted Holders" means (i) Jeffrey A. Cole, (ii) any employee stock ownership plan or any "group" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act) in which employees of Parent or its Subsidiaries beneficially own at least 25% of the Common Stock of the Company or Parent owned by such group,
(iii) Parent and (iv) any Person that is controlled by any one or more of the Persons set forth in (i)-(iii) above.

     "Permitted Indebtedness" means:

          (i) Indebtedness of the Company or any Subsidiary arising under or in connection with the New Credit Facility in an amount not to exceed the greater of (a) $75,000,000 less any mandatory prepayments actually made thereunder (to the extent, in the case of payments of revolving credit indebtedness, that the corresponding commitments have been permanently reduced) or scheduled payments actually made thereunder or (b) the sum of
     (x) 80% of consolidated accounts receivable of the Company and its Subsidiaries and (y) 50% of consolidated inventory of the Company and its Subsidiaries;

          (ii) Indebtedness under the Notes;

          (iii) Indebtedness not covered by any other clause of this definition which is outstanding on the date of the Indenture;

          (iv) Indebtedness of the Company to any Subsidiary and Indebtedness of any Subsidiary to the Company or another Subsidiary;

          (v) Purchase Money Indebtedness and Capitalized Lease Obligations incurred by the Company or its Subsidiaries to acquire property in the ordinary course of business which Indebtedness and Capitalized Lease Obligations do not in the aggregate exceed $15,000,000 at any time outstanding;

          (vi) Interest Rate Agreements;

          (vii) Indebtedness of the Company or its Subsidiaries which do not in the aggregate exceed $3,000,000 in principal amount at anytime outstanding with respect to guarantees of obligations of franchisees in a business related to the optical business of the Company or any Subsidiary as conducted on the Issue Date;

          (viii) Indebtedness incurred in connection with the financing of a new warehouse facility relating to Cole Gift's business in an amount not to exceed $7,500,000 in the aggregate;

          (ix) additional Indebtedness of the Company not to exceed $15,000,000 in principal amount outstanding at any time; and

          (x) Refinancing Indebtedness.

     "Permitted Investments" means, for any Person, Investments made on or after the date of the Indenture consisting of

          (i) Investments by the Company, or by a Subsidiary thereof, in the Company or a Subsidiary;

          (ii) Temporary Cash Investments;

          (iii) Investments by the Company, or by a Subsidiary thereof, in a Person, if as a result of such Investment (a) such Person becomes a Subsidiary of the Company or (b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Subsidiary thereof;

          (iv) reasonable and customary loans made to employees in connection with their relocation;

          (v) an Investment that is made by the Company or a Subsidiary thereof in the form of any stock, bonds, notes, debentures, partnership or joint venture interests or other securities that are issued by a third party to the Company or Subsidiary solely as partial consideration for the consummation of an Asset Sale that is otherwise permitted under the covenant described under "Description of the Notes -- Certain
     Covenants -- Limitation on Sale of Assets";

          (vi) Investments made by the Company or any Subsidiary in franchises in a business related to the optical business of the Company as conducted on the Issue Date; provided, that immediately after giving pro forma effect to such Investment, the Company could incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) under the covenant set forth under "Description of the Notes -- Certain Covenants -- Limitation on Additional Indebtedness"; provided, however, that if the Company may not incur $1.00 of additional Indebtedness, but otherwise satisfies the requirements of this clause (vi), the Company may make Investments in such franchises in an amount not to exceed $7,500,000 in any fiscal year, which unused portion of any such annual amount, if any, may not be applied to any Investment in a subsequent fiscal year; and

          (vii) other Investments that do not exceed $10,000,000 at any time outstanding.

     "Permitted Liens" means (i) Liens on property or assets of, or any shares of stock of or secured debt of, any corporation existing at the time such corporation becomes a Subsidiary of the Company or at the time such corporation is merged into the Company or any of its Subsidiaries; provided that such Liens are not incurred in connection with, or in contemplation of, such corporation becoming a Subsidiary of the Company or merging into the Company or any of its Subsidiaries, (ii) Liens securing Refinancing Indebtedness; provided that any such Lien on subordinated Indebtedness does not extend to or cover any Property, shares or debt other than the Property, shares or debt securing the Indebtedness so refunded, refinanced or extended, (iii) Liens in favor of the Company or any of its Subsidiaries, (iv) Liens securing industrial revenue bonds, (v) Liens to secure Purchase Money Indebtedness that is otherwise permitted under the Indenture, provided that (a) any such Lien is created solely for the purpose of securing Indebtedness representing, or incurred to finance, refinance or refund, the cost (including sales and excise taxes, installation and delivery charges and other direct costs of, and other direct expenses paid or charged in connection with, such purchase or construction) of such Property and (b) such Lien does not extend to or cover any Property other than such item of Property and any improvements on such item, (vi) statutory liens or landlords', carriers', warehousemen's, mechanics', suppliers', materialmen's, repairmen's or other like Liens arising in the ordinary course of business which do not secure any Indebtedness and with respect to amounts not yet delinquent or being contested in good faith by appropriate proceedings, if a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made therefor, (vii) other Liens securing obligations incurred in the ordinary course of business which obligations do not exceed $3,000,000 in the aggregate at any one time outstanding, (viii) Liens securing Interest Rate Agreements, (ix) Liens securing reimbursement obligations with respect to letters of credit that encumber documents and other Property relating to such letters of credit and the products and proceeds thereof, (x) any extensions, substitutions, replacements or renewals of the foregoing, (xi) Liens for taxes, assessments or governmental charges that are being contested in good faith by appropriate proceedings, and (xii) Liens securing Capital Lease Obligations permitted to be incurred under clause (v) of the definition of "Permitted Indebtedness," provided that such Lien does not extend to any property other than that subject to the underlying lease.

     "Person" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government (including any agency or political subdivision thereof).

     "Preferred Stock" means any Capital Stock of a Person, however designated, which entitles the holder thereof to a preference with respect to dividends, distributions or liquidation proceeds of such Person over the holders of other Capital Stock issued by such Person.

     "Property" of any Person means all types of real, personal, tangible, intangible or mixed property owned by such Person whether or not included in the most recent consolidated balance sheet of such Person and its Subsidiaries under GAAP.

     "Purchase Money Indebtedness" means any Indebtedness incurred by a Person to finance the cost (including the cost of construction) of an item of Property, the principal amount of which Indebtedness does not exceed the sum of (i) 100% of such cost and (ii) reasonable fees and expenses of such Person incurred in connection therewith.

     "Qualified Equity Offering" means an offering by the Company or the Parent of shares of its common stock (however designated and whether voting or non-voting) and any and all rights, warrants or options to acquire such common stock, whether registered or exempt from registration under the Securities Act; provided, however, that in connection with a Qualified Equity Offering of the Parent the net proceeds of such Qualified Equity Offering are contributed to the Company as common equity.

     "Refinancing Indebtedness" means Indebtedness that refunds, refinances or extends any Indebtedness of the Company outstanding on the Issue Date or other Indebtedness permitted to be incurred by the Company or its Subsidiaries pursuant to the terms of the Indenture, but only to the extent that (i) the Refinancing Indebtedness is subordinated to the Notes to at least the same extent as the Indebtedness being refunded, refinanced or extended, if at all,
(ii) the Refinancing Indebtedness is scheduled to mature either (a) no earlier than the Indebtedness being refunded, refinanced or extended, or (b) after the maturity date of the Notes, (iii) the portion, if any, of the Refinancing Indebtedness that is scheduled to mature on or prior to the maturity date of the Notes has a weighted average life to maturity at the time such Refinancing Indebtedness is incurred that is equal to or greater than the weighted average life to maturity of the portion of the Indebtedness being refunded, refinanced or extended that is scheduled to mature on or prior to the maturity date of the Notes, (iv) such Refinancing Indebtedness is in an aggregate principal amount that is equal to or less than the sum of (a) the aggregate principal amount then outstanding under the Indebtedness being refunded, refinanced or extended, (b) the amount of accrued and unpaid interest, if any, and premiums owed, if any, not in excess of preexisting prepayment provisions on such Indebtedness being refunded, refinanced or extended, plus the amount of any premium required to be paid in connection with such refinancing pursuant to the terms of the Indebtedness refinanced or the amount of any premium reasonably determined by the Company as necessary to accomplish such refinancing by means of a tender offer or privately negotiated repurchase and (c) the amount of customary fees, expenses and costs related to the incurrence of such Refinancing Indebtedness, and (v) such Refinancing Indebtedness is incurred by the same Person that initially incurred the Indebtedness being refunded, refinanced or extended, except that the Company may incur Refinancing Indebtedness to refund, refinance or extend Indebtedness of any Wholly Owned Subsidiary of the Company.

     "Restricted Payment" means any of the following: (i) the declaration or payment of any dividend or any other distribution or payment on Capital Stock of the Company or any Subsidiary of the Company or any payment made to the direct or indirect holders (in their capacities as such) of Capital Stock of the Company or any Subsidiary of the Company (other than (x) dividends or distributions payable solely in Capital Stock (other than Disqualified Capital Stock), and (y) in the case of Subsidiaries of the Company, dividends or distributions payable to the Company or to a Wholly Owned Subsidiary of the Company), (ii) the purchase, redemption or other acquisition or retirement for value of any Capital Stock of the Company or any of its Subsidiaries (other than Capital Stock owned by the Company or a Wholly Owned Subsidiary of the Company), (iii) the making of any principal payment on, or the purchase, defeasance, repurchase, redemption or other acquisition or retirement for value, prior to any scheduled maturity, scheduled repayment or scheduled sinking fund payment, of any Indebtedness which is subordinated in right of payment to the Notes other than subordinated Indebtedness acquired in anticipation of satisfying a scheduled sinking fund obligation, principal installment or final maturity (in each case due within one year of the date of acquisition), (iv) the making of any Investment in any Person other than a Permitted Investment, and (v) forgiveness of any Indebtedness of an Affiliate of the Company to the Company or a Subsidiary. For purposes of determining the amount expended for Restricted Payments, cash distributed or invested shall be valued at the face amount thereof and property other than cash shall be valued at its fair market value.

     "Sale and Lease-Back Transaction" means any arrangement with any Person providing for the leasing by the Company or any Subsidiary of the Company of any real or tangible personal property, which property has been or is to be sold or transferred by the Company or such Subsidiary to such Person in contemplation of such leasing.

     "Senior Indebtedness" means the principal of and premium, if any, and interest (including, without limitation, interest accruing or that would have accrued but for the filing of a bankruptcy, reorganization or other insolvency proceeding whether or not such interest constitutes an allowable claim in such proceeding) on, and any and all other fees, expense reimbursement obligations and other amounts due pursuant to the terms of all agreements, documents and instruments providing for, creating, securing or evidencing or otherwise entered into in connection with (a) all Indebtedness of the Company owed to lenders under the New Credit Facility, (b) the Senior Notes, (c) all obligations of the Company with respect to any Interest Rate Agreement, (d) all obligations of the Company to reimburse any bank or other person in respect of amounts paid under letters of credit, acceptances or other similar instruments, (e) all other Indebtedness of the Company which does not provide that it is to rank pari passu with or subordinate to the Notes and (f) all deferrals, renewals, extensions and refundings of, and amendments, modifications and supplements to, any of the Senior Indebtedness described above. Notwithstanding anything to the contrary in the foregoing, Senior Indebtedness will not include (i) Indebtedness of the Company to any of its Subsidiaries, (ii) Indebtedness represented by the Notes,
(iii) any Indebtedness which by the express terms of the agreement or instrument creating, evidencing or governing the same is junior or subordinate in right of payment to any item of Senior Indebtedness, (iv) any trade payable arising from the purchase of goods or materials or for services obtained in the ordinary course of business, or (v) Indebtedness (other than that described in clause (a) above) incurred in violation of the Indenture.

     "Senior Notes" means the Company's 11 1/4% Senior Notes due 2001.

     "Senior Note Indenture" means the indenture dated as of October 1, 1993 between the Company and Norwest Bank Minnesota, National Association, as trustee.

     "Significant Subsidiary" means any Subsidiary which would be a "significant subsidiary" as defined in Article I, Rule 1-02 of Regulation S-X, promulgated pursuant to the Act and the Exchange Act, as in effect on the Issue Date.

     "Subsidiary" of any specified Person means any corporation, partnership, joint venture, association or other business entity, whether now existing or hereafter organized or acquired, (i) in the case of a corporation, of which more than 50% of the total voting power of the Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, officers or trustees thereof is held by such first-named Person or any of its Subsidiaries; or (ii) in the case of a partnership, joint venture, association or other business entity, with respect to which such first-named Person or any of its Subsidiaries has the power to direct or cause the direction of the management and policies of such entity by contract or otherwise or if in accordance with generally accepted accounting principles such entity is consolidated with the first-named Person for financial statement purposes.

     "Tax Allocation Agreement" means the Tax Allocation Agreement, dated as of August 23, 1985, as amended, between the Parent and its subsidiaries, including the Company, as the same may be amended or extended from time to time provided that no such amendment may create greater additional liability of the Company and its Subsidiaries than existing as of the Issue Date under such agreement.

     "Temporary Cash Investments" means (i) Investments in marketable, direct obligations issued or guaranteed by the United States of America, or of any governmental agency or political subdivision thereof, maturing within 365 days of the date of purchase, (ii) Investments in United States dollar denominated time deposits and United States dollar denominated certificates of deposit (including Eurodollar time deposits and certificates of deposit) maturing within 365 days of the date of purchase thereof issued by any United States or Canadian national, provincial or state (including the District of Columbia) banking institution having capital, surplus and undivided profits aggregating at least $250,000,000, or by any British, French, German, Japanese or Swiss national banking institution having capital, surplus and undivided profits aggregating at least $1,000,000,000, in each case that is (a) rated at least "A" by Standard & Poor's Corporation or at least "A-2" by Moody's Investors Service Inc., or (b) that is a party to the New Credit Facility, (iii) Investments in commercial paper maturing within 270 days after the issuance thereof that has the highest credit rating of either of such rating agencies, (iv) Investments in readily marketable direct obligations issued by any state of the United States of America or any political subdivision thereof having the highest rating obtainable from either of such rating agencies, (v) Investments in tax exempted and tax advantaged instruments including, without limitation, municipal bonds, commercial paper, auction rate preferred stock and variable rate demand obligations with the highest short-term ratings by either of such rating agencies or a long-term debt rating of AAA from Standard & Poor's Corporation,
(vi) Investments in repurchase agreements and reverse repurchase agreements with institutions described in clause (ii) above that are fully secured by obligations described in clause (i) above and (vii) Investments not exceeding 365 days in duration in money market funds that invest substantially all of such funds' assets in the Investments described in the preceding clauses (i) through
(v).

     "Triggering Default Event" means a Default or Event of Default described in clauses (i), (ii), (iv), (v) or (vi) under the caption "Events of Default" or any breach or violation under the covenants entitled "Limitation on Additional Indebtedness," "Limitation on Restricted Payments," "Limitation on Other Senior Subordinated Debt," "Limitations on Liens," "Limitation on Sale and Lease-Back Transactions," "Dividend and Other Payment Restrictions Affecting Subsidiaries," "Limitation on Transactions with Affiliates," "Limitation on Certain Asset Sales," "Limitation on Capital Stock of Subsidiaries," "Merger, Consolidation or Sale of Assets," "Payments for Consent" or with respect to the making of a Change of Control Offer.

     "Wholly Owned Subsidiary" means any Subsidiary, all of the outstanding Capital Stock (other than directors' qualifying shares) of which is owned, directly or indirectly, by the Company.

BOOK-ENTRY; DELIVERY AND FORM

     The Original Notes were issued in the form of one Note certificate (the "Original Global Note"). The Original Global Note was deposited on the date of the closing of the sale of the Original Notes offered hereby (the "Closing Date") with, or on behalf of, DTC and registered in the name of a nominee of DTC. Except for Exchange Notes issued to Non-Global Purchasers (as defined below), the Exchange Notes will initially be issued in the form of one Global Note (the "Exchange Global Note"). The Exchange Global Note will be deposited on the date of closing of the Exchange Offer, with, or on behalf of DTC and registered in the name of a nominee of DTC.

     Notes (i) originally purchased by or transferred to "foreign purchasers" or Accredited Investors who are not QIBs, or (ii) held by QIBs which elect to take physical delivery of their certificates instead of holding their interest through the Original Global Note (and which are thus ineligible to trade through DTC) (collectively referred to herein as the "Non-Global Purchasers") will be issued, in registered form, without interest coupons ("Certificated Securities"). Upon the transfer to a QIB of such Certificated Securities initially issued to a Non-Global Purchaser, such Certificated Securities will, unless the Global Note has previously been exchanged in whole for such Certificated Securities, be exchanged for an interest in the Global Note. "Global Notes" means the Original Global Notes or the Exchange Global Notes, as the case may be.

     The Global Note. The Company expects that pursuant to procedures established by DTC (i) upon deposit of the Global Note, DTC will credit the accounts of persons who have accounts with DTC ("participants") or persons who hold interests through participants designated by such person with portions of the Global Note and (ii) ownership of the Notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants). QIBs may hold their interests in the Global Note directly through DTC if they are participants in such system, or indirectly through organizations that are participants in such system.

     So long as DTC, or its nominee, is the registered owner or holder of the Notes, DTC or such nominee will be considered the sole owner or holder of the Notes represented by the Global Note for all purposes under the Indenture. No beneficial owner of an interest in the Global Note will be able to transfer such interest except in accordance with DTC's applicable procedures, in addition to those provided for under the Indenture.

     Payments of the principal of, premium (if any) and interest on the Global Note will be made to DTC or its nominee, as the case may be, as the registered owner thereof. None of the Company, the Trustee or any Paying Agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     The Company expects that DTC or its nominee, upon receipt of any payment of the principal of, premium (if any) and interest on the Global Note, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Note, as shown on the records of DTC or its nominee. The Company also expects that payments by participants to owners of beneficial interests in such Global Note held through such participants will be governed by standing instructions and customary practice, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

     Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds. If a holder requires physical delivery of a Certificated Security for any reason, including to sell Notes to persons in states which require physical delivery of such securities or to pledge such securities, such holder must transfer its interest in the Global Note in accordance with the normal procedures of DTC and including the procedures set forth in the Indenture.

     DTC has advised the Company that it will take any action permitted to be taken by a holder of Notes (including the presentation of Notes for exchange as described below) only at the direction of one or more participants to whose account the DTC interest in the Global Note is credited and only in respect of such portion of the aggregate principal amount of Notes as to which such participant or participants have given such direction. However, if there is an Event of Default under the Indenture, DTC will exchange the Global Note for Certificated Securities, which it will distribute to its participants.

     DTC has advised the Company as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "Clearing Agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly ("indirect participants").

     Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Note among participants of DTC, it is under no obligation to perform such procedures, and such procedures may be discontinued at any time. Neither the Company nor the Trustee will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

     Certificated Securities. If DTC is at any time unwilling or unable to continue as a depository for the Global Note and a successor depository is not appointed by the Company within 90 days, the Company will issue Certificated Securities in exchange for the Company's Global Note.

                              PLAN OF DISTRIBUTION

     Each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with any resale of Exchange Notes received in exchange for Original Notes where such Original Notes were acquired as a result of market-making activities or other trading activities. The Company has agreed that for a period of 180 days after the Expiration Date, it will use reasonable efforts to make this Prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale; provided that such broker-dealer indicates in the Letter of Transmittal that it is a broker-dealer. In addition, until May 1, 1997, all broker-dealers effecting transactions in the Exchange Notes may be required to deliver a Prospectus.

     The Company will not receive any proceeds from any sale of Exchange Notes by broker-dealers or any other persons. Exchange Notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the Exchange Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such Exchange Notes. Any broker-dealer that resells Exchange Notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such Exchange Notes may be deemed to be an "underwriter" within the meaning of the Securities Act, and any profit on any such resale of Exchange Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

     For a period of 180 days after the Expiration Date, the Company will promptly send additional copies of this Prospectus and any amendment or supplement to this Prospectus to any broker-dealer that requests such documents in the Letter of Transmittal.

     By acceptance of this Exchange Offer, each broker-dealer that receives Exchange Notes pursuant to the Exchange Offer agrees that, upon receipt of notice from the Company of the happening of any event which makes any statement in the Prospectus untrue in any material respect or which requires the making of any changes in the Prospectus in order to make the statements therein not misleading (which notice the Company agrees to deliver promptly to such broker-dealer), such broker-dealer will suspend use of the Prospectus until the Company has amended or supplemented the Prospectus to correct such misstatement or omission and has furnished copies of the amended or supplemented Prospectus to such broker-dealer. If the Company gives any such notice to suspend the use of the Prospectus, it shall extend the 180-day period referred to above by the number of days during the period from and including the date of the giving of such notice up to and including when broker-dealers have received copies of the supplement or amended Prospectus necessary to permit resales of Exchange Notes.

     The Company has agreed to pay all expenses incident to the Company's performance of, or compliance with, the Registration Rights Agreement and will indemnify the holders (including any broker-dealers) and certain parties related to the holders against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

     Certain legal matters in connection with the issuance of the Exchange Notes will be passed upon for the Company by Jones, Day, Reavis & Pogue, Cleveland, Ohio.

                         INDEPENDENT PUBLIC ACCOUNTANTS

     The audited financial statements of the Company included in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report, which is included herein.

     The consolidated financial statements of Pearle, Inc. and Subsidiaries as of September 30, 1996 and 1995 and for each of the years in the three-year period ended September 30, 1996 have been included in this Prospectus in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, as indicated in their report, which is included elsewhere herein and upon the authority of said firm as experts in accounting and auditing. The report of KPMG Peat Marwick LLP refers to a change in the method of accounting for income taxes in 1994.

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                         INDEX TO FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
COLE NATIONAL GROUP, INC. AND SUBSIDIARIES:
UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS:
  Consolidated Balance Sheet at November 2, 1996....................................    F-2
  Consolidated Statements of Income for the 39 weeks ended November 2, 1996
     and October 28, 1995...........................................................    F-3
  Consolidated Statements of Cash Flows for the 39 weeks ended November 2, 1996
     and October 28, 1995...........................................................    F-4
  Notes to Consolidated Financial Statements........................................    F-5

AUDITED CONSOLIDATED FINANCIAL STATEMENTS:
  Report of Independent Public Accountants..........................................    F-8
  Consolidated Balance Sheets at February 3, 1996 and January 28, 1995..............    F-9
  Consolidated Statements of Income for the 53 weeks ended February 3, 1996 and 52
     weeks ended January 28, 1995 and January 29, 1994..............................    F-10
  Consolidated Statements of Stockholder's Equity for the 53 weeks ended February 3,
     1996 and 52 weeks ended January 28, 1995 and January 29, 1994..................    F-11
  Consolidated Statements of Cash Flows for the 53 weeks ended February 3, 1996 and
     52 weeks ended January 28, 1995 and January 29, 1994...........................    F-12
  Notes to Consolidated Financial Statements........................................    F-13

PEARLE, INC. AND SUBSIDIARIES:

AUDITED CONSOLIDATED FINANCIAL STATEMENTS:
  Independent Auditors' Report......................................................    F-22
  Consolidated Balance Sheets at September 30, 1996 and 1995........................    F-23
  Consolidated Statements of Operations for the Years Ended September 30, 1996,
     1995 and 1994..................................................................    F-24
  Consolidated Statements of Stockholder's Equity for the Years
     Ended September 30, 1996, 1995 and 1994........................................    F-25
  Consolidated Statements of Cash Flows for the Years Ended September 30, 1996,
     1995 and 1994..................................................................    F-26
  Notes to Consolidated Financial Statements........................................    F-27

COLE NATIONAL GROUP, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEET
(UNAUDITED)
(DOLLARS IN THOUSANDS)

                                                                                   NOVEMBER 2,
                                                                                      1996
                                                                                   -----------
ASSETS
Current assets:
  Cash and temporary cash investments............................................   $  31,489
  Accounts receivable............................................................      20,075
  Inventories....................................................................     103,778
  Prepaid expenses and other.....................................................       5,795
  Deferred income tax benefits...................................................      10,616
                                                                                    ---------
          Total current assets...................................................     171,753
Property and equipment, at cost..................................................     162,713
  Less -- accumulated depreciation and amortization..............................     (95,127)
                                                                                    ---------
          Total property and equipment, net......................................      67,586
Other assets.....................................................................       8,294
Cost in excess of net assets of purchased businesses, net........................      79,485
                                                                                    ---------
          Total assets...........................................................   $ 327,118
                                                                                    =========
LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities:
  Current portion of long-term debt..............................................   $     300
  Accounts payable...............................................................      39,896
  Payable to affiliates..........................................................      25,394
  Accrued interest...............................................................       1,886
  Accrued liabilities............................................................      59,939
  Accrued income taxes...........................................................       4,819
                                                                                    ---------
          Total current liabilities..............................................     132,234
Long-term debt, net of discount..................................................     180,033
Deferred income taxes and other..................................................       5,390
Stockholder's equity:
  Common stock...................................................................          --
  Paid-in capital................................................................     118,065
  Accumulated deficit............................................................    (108,604)
                                                                                    ---------
          Total stockholder's equity.............................................       9,461
                                                                                    ---------
          Total liabilities and stockholder's equity.............................   $ 327,118
                                                                                    =========

The accompanying notes to consolidated financial statements are an integral part of this balance sheet.

COLE NATIONAL GROUP, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF INCOME
(UNAUDITED)
(DOLLARS IN THOUSANDS)

                                                                         39 WEEKS ENDED
                                                                   ---------------------------
                                                                   NOVEMBER 2,     OCTOBER 28,
                                                                      1996            1995
                                                                   -----------     -----------
Net sales........................................................   $ 443,057       $ 401,999
Costs and expenses:
  Cost of goods sold.............................................     136,673         125,246
  Operating expenses.............................................     266,385         242,269
  Depreciation and amortization..................................      12,780          11,552
                                                                   -----------     -----------
          Total costs and expenses...............................     415,838         379,067
                                                                   -----------     -----------
Income from operations...........................................      27,219          22,932
Interest expense, net............................................      14,782          15,872
                                                                   -----------     -----------
Income before income taxes.......................................      12,437           7,060
Income tax provision.............................................       5,473           3,107
                                                                   -----------     -----------
Net income.......................................................   $   6,964       $   3,953
                                                                   ===========     ==========

The accompanying notes to consolidated financial statements are an integral part of these statements.

COLE NATIONAL GROUP, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)
(DOLLARS IN THOUSANDS)

                                                                             39 WEEKS ENDED
                                                                       ---------------------------
                                                                       NOVEMBER 2,     OCTOBER 28,
                                                                          1996            1995
                                                                       -----------     -----------
Cash flows from operating activities:
  Net income.........................................................   $   6,964       $   3,953
  Adjustments to reconcile net income to net cash provided by operations:
     Depreciation and amortization...................................      12,780          11,552
     Non-cash interest expense.......................................         322             307
     Change in assets and liabilities:
       Increase in accounts receivable, prepaid expenses and other
        assets.......................................................      (1,705)         (5,485)
       Increase in inventories.......................................     (18,984)        (12,801)
       Increase in accounts payable and accrued liabilities..........      16,722          14,147
       Decrease in accrued interest..................................      (5,158)         (5,317)
       Decrease in accrued income taxes..............................      (1,151)         (1,116)
                                                                       -----------     -----------
          Net cash provided by operating activities..................       9,790           5,240
                                                                       -----------     -----------
Cash flows from financing activities:
  Advances from Affiliates, net......................................      10,639              --
  Repayment of long-term debt........................................        (360)           (181)
                                                                       -----------     -----------
          Net cash provided (used) by financing activities...........      10,279            (181)
                                                                       -----------     -----------
Cash flows from investing activities:
  Purchases of property and equipment, net...........................     (15,553)        (14,042)
  Acquisition of business............................................          --            (800)
  Other, net.........................................................      (2,287)           (959)
                                                                       -----------     -----------
          Net cash used by investing activities......................     (17,840)        (15,801)
                                                                       -----------     -----------
Cash and temporary cash investments:
  Net increase (decrease) during the period..........................       2,229         (10,742)
  Balance, beginning of the period...................................      29,260          19,730
                                                                       -----------     -----------
  Balance, end of the period.........................................   $  31,489       $   8,988
                                                                        =========        ========

The accompanying notes to consolidated financial statements are an integral part of these statements.

COLE NATIONAL GROUP, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

(1) BASIS OF PRESENTATION AND ACCOUNTING POLICIES

     The Consolidated financial statements include the accounts of Cole National Group, Inc. ("CNG") and its wholly owned subsidiaries (collectively, the "Company"). CNG is a wholly owned subsidiary of Cole National Corporation (the "Parent"). All significant intercompany transactions have been eliminated in consolidation.

     The accompanying consolidated financial statements have been prepared without audit and certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted, although the Company believes that the disclosures herein are adequate to make the information not misleading. These statements should be read in conjunction with the Company's consolidated financial statements and notes thereto included in the Company's annual report on Form 10-K for the fiscal year ended February 3, 1996.

     In the opinion of management, the accompanying financial statements contain all adjustments (consisting only of normal recurring accruals) necessary to present fairly the Company's financial position as of November 2, 1996 and the results of operations and cash flows for the 39 weeks ended November 2, 1996 and October 28, 1995.

  Inventories

     The accompanying interim consolidated financial statements have been prepared without physical inventories. Inventories at November 2, 1996 were valued at the lower of first-in, first-out ("FIFO") cost or market.

  Cash Flows

     Net cash flows from operating activities reflect cash payments for income taxes and interest of $6,670,000 and $20,779,000, respectively, for the 39 weeks ended November 2, 1996, and $4,224,000 and $21,413,000, respectively, for the 39 weeks ended October 28, 1995.

(2) TRANSACTIONS WITH PARENT

     During the second quarter of fiscal 1996, the Parent used a portion of the net proceeds from its public stock offering to purchase approximately $15.1 million of the Company's outstanding 11.25% Senior Notes (the "Senior Notes") in the open market. The remaining proceeds of approximately $9.7 million were advanced to the Company.

     Of the $180.0 million of long-term debt outstanding at November 2, 1996, approximately $15.1 million, plus accrued interest, is payable to the Parent. In connection with the acquisition of Pearle, Inc. (see Note 5), the Company purchased and retired the $15.1 million of Senior Notes held by the Parent at a price equal to net book value.

(3) ASSET IMPAIRMENT

     During the first quarter of fiscal 1996, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed Of". Adoption of SFAS No. 121 had no material impact on the Company's results of operations, financial position or cash flows.

(4) SEASONALITY

     The Company's business is seasonal with approximately 30% of its sales and approximately 50% of its income from operations generated in the fourth fiscal quarter, which contains the important Christmas

COLE NATIONAL GROUP, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED
(UNAUDITED)

retailing season. Therefore, earnings or losses for a particular interim period are not necessarily indicative of full year results.

(5) SUBSEQUENT EVENTS

  Acquisition of AOCO Limited

     On November 5, 1996, the Company acquired all of the issued and outstanding common stock of AOCO Limited, which operates 73 Sears Optical Departments and two freestanding Vision Club stores in Canada, for a purchase price of $2.6 million. The acquisition will be accounted for as a purchase.

  Acquisition of Pearle, Inc.

     On November 15, 1996, the Parent purchased certain assets and all of the issued and outstanding common stock of Pearle, Inc. ("Pearle"). Subsequent to the acquisition of Pearle, the Parent sold Pearle Holdings B.V., Pearle's European operations, to Pearle Trust B.V. for approximately $62 million. The Parent has a 20% equity interest in Pearle Trust B.V.

     Immediately following the Parent's acquisition of Pearle, and pursuant to a transfer agreement, CNG purchased from the Parent all of the issued and outstanding common stock of Pearle and Pearle Service Corporation (PSC) for an aggregate purchase price of approximately $154 million. The Company will account for the Pearle acquisition as a purchase.

     The Company financed the Pearle Acquisition primarily through the proceeds of a private placement (the "Offering") of $150 million of 9 7/8% Senior Subordinated Notes (the "Notes") due in 2006. Interest on the Notes is payable semi-annually in arrears on December 31 and June 30 commencing June 30, 1997. The Notes are general unsecured obligations of the Company, subordinated in right of payment to Senior Indebtedness of the Company, including the Senior Notes, and senior in right of payment to any current or future subordinated indebtedness of the Company.

     The indenture pursuant to which the Notes were issued restricts dividend payments to the Parent to 50% of the Company's net income after October 31, 1993, plus amounts due to the Parent under a tax sharing agreement and for administrative expenses of the Parent not to exceed 0.25% of the Company's net sales and contains other financial covenants. The Notes are redeemable at the option of the Company, in whole or in part, at any time on or after December 31, 2001. In addition, the Company would be required to make an offer to purchase Notes following a Change of Control (as defined in the Indenture) and, under certain circumstances, following a sale of assets.

     Following the Pearle Acquisition, Cole Vision Corporation, Things Remembered, Inc., Cole Gift Centers, Inc., Pearle and PSC, the principal operating subsidiaries of CNG, (collectively, the "Borrowers"), entered into a New Credit Facility. The New Credit Facility replaced, contemporaneously with the consummation of the Offering, the existing Revolving Credit Facility.

     The New Credit Facility provides the Borrowers with a four-year revolving line of credit of up to the lesser of a "borrowing base" and $75 million. A portion of the New Credit Facility not in excess of $30 million is available for the issuance of letters of credit. Borrowings under the New Credit Facility initially bear interest at a rate equal to, at the option of the Borrowers, either (a) the Eurodollar Rate plus 1.25% or (b) 0.25% plus the highest of (i) the rate of interest publicly announced by Canadian Imperial Bank of Commerce as its prime rate in effect at its principal office in New York City, (ii) the three-week moving average of the secondary market rates for three-month certificates of deposit (adjusted for statutory reserve requirements) plus 1% and (iii) the federal funds effective rate from time to time plus 0.5%. The interest rates are subject to quarterly adjustment after the first anniversary of the closing of the New Credit Facility based on the Company's achievement of certain interest coverage ratio benchmarks. Additionally, the New Credit Facility

COLE NATIONAL GROUP, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED
(UNAUDITED)

requires the Borrowers to comply with various operating covenants that restrict corporate activities, including covenants restricting the Borrowers' ability to incur additional indebtedness, pay dividends, prepay subordinated indebtedness, dispose of certain assets, create liens, make capital expenditures and make certain investments or acquisitions. The New Credit Facility also requires the Borrowers to comply with certain financial covenants, including covenants regarding minimum interest coverage, maximum leverage and consolidated net worth.

     The New Credit Facility permits the Company's subsidiaries to pay dividends to the Company, to the extent necessary to permit it to pay all interest and principal on the Senior Notes and the Notes, and to use up to $20 million to repurchase the Senior Notes and/or the Notes, so long as no default or event of default under the New Credit Facility has occurred and is continuing. The Company is a limited guarantor under the New Credit Facility, with recourse against the Company limited to certain bank accounts.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
--------------------------------------------------------------------------------
TO THE BOARD OF DIRECTORS OF COLE NATIONAL GROUP, INC.:

     We have audited the accompanying consolidated balance sheets of Cole National Group, Inc. (a Delaware corporation) and Subsidiaries (the "Company") as of February 3, 1996 and January 28, 1995, and the related consolidated statements of income, stockholder's equity and cash flows for each of the three years in the period ended February 3, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cole National Group, Inc. and Subsidiaries as of February 3, 1996 and January 28, 1995, and the results of their operations and their cash flows for each of the three years in the period ended February 3, 1996, in conformity with generally accepted accounting principles.

                                                   /s/ Arthur Andersen LLP

                                                   ARTHUR ANDERSEN LLP

Cleveland, Ohio,
March 19, 1996.

COLE NATIONAL GROUP, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEETS
(DOLLARS IN THOUSANDS)

                                                                    FEBRUARY 3,     JANUARY 28,
                                                                       1996            1995
                                                                    -----------     -----------
ASSETS
Current assets:
  Cash and temporary cash investments.............................   $  29,260       $  19,730
  Accounts receivable.............................................      18,544          17,701
  Inventories.....................................................      84,794          87,246
  Prepaid expenses and other......................................       5,869           3,574
  Deferred income tax benefits....................................      10,616          13,301
                                                                    -----------     -----------
          Total current assets....................................     149,083         141,552
Property and equipment, at cost...................................     154,589         140,301
  Less -- accumulated depreciation and amortization...............     (90,883)        (84,284)
                                                                    -----------     -----------
          Total property and equipment, net.......................      63,706          56,017
Other assets......................................................       5,038           2,926
Cost in excess of net assets of purchased businesses, net.........      81,163          82,808
                                                                    -----------     -----------
          Total assets............................................   $ 298,990       $ 283,303
                                                                    ==========      ==========
LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities:
  Current portion of long-term debt...............................   $     292       $     169
  Accounts payable................................................      29,082          25,141
  Payable to affiliates...........................................       1,255           2,184
  Accrued interest................................................       7,044           6,935
  Dividend payable................................................      13,500              --
  Accrued liabilities.............................................      53,676          55,035
  Accrued income taxes............................................       5,970           4,643
                                                                    -----------     -----------
          Total current liabilities...............................     110,819          94,107
Long-term debt, net of discount...................................     180,218         184,388
Deferred income taxes and other...................................       5,456           3,669
Stockholder's equity:
  Common stock....................................................          --              --
  Paid-in capital.................................................     118,065         118,065
  Notes receivable-stock option exercise..........................          --          (1,108)
  Accumulated deficit.............................................    (115,568)       (115,818)
                                                                    -----------     -----------
          Total stockholder's equity..............................       2,497           1,139
                                                                    -----------     -----------
          Total liabilities and stockholder's equity..............   $ 298,990       $ 283,303
                                                                    ==========      ==========

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

COLE NATIONAL GROUP, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF INCOME
(DOLLARS IN THOUSANDS)

                                                       53 WEEKS        52 WEEKS        52 WEEKS
                                                         ENDED           ENDED           ENDED
                                                      FEBRUARY 3,     JANUARY 28,     JANUARY 29,
                                                         1996            1995            1994
                                                      -----------     -----------     -----------
Net sales...........................................   $ 577,091       $ 528,049       $ 472,888
Costs and expenses:
  Cost of goods sold................................     182,934         164,723         140,952
  Operating expenses................................     332,540         305,470         281,149
  Depreciation and amortization.....................      15,686          14,892          13,516
                                                      -----------     -----------     -----------
          Total costs and expenses..................     531,160         485,085         435,617
                                                      -----------     -----------     -----------
Income from operations..............................      45,931          42,964          37,271
Interest expense, net...............................      21,382          21,823          17,651
                                                      -----------     -----------     -----------
Income before income taxes and extraordinary item...      24,549          21,141          19,620
Income tax provision (benefit)......................      10,799          (3,703)          2,361
                                                      -----------     -----------     -----------
Income before extraordinary item....................      13,750          24,844          17,259
Extraordinary gain (loss) on early extinguishment of
  debt..............................................          --            (134)         18,828
                                                      -----------     -----------     -----------
Net income..........................................   $  13,750       $  24,710       $  36,087
                                                      ==========      ==========      ==========

The accompanying notes to consolidated financial statements are an integral part of these statements.

COLE NATIONAL GROUP, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY
(DOLLARS IN THOUSANDS)

                                                           NOTES
                                                         RECEIVABLE                      TOTAL
                                   COMMON    PAID-IN    STOCK OPTION   ACCUMULATED   STOCKHOLDER'S
                                   STOCK     CAPITAL      EXERCISE       DEFICIT        EQUITY
                                  --------   --------   ------------   -----------   -------------
Balance, January 30, 1993.......  $    --    $110,735     $     --      $(169,637)     $ (58,902)
                                  --------   --------      -------      ---------       --------
  Net income....................       --          --           --         36,087         36,087
  Dividends to parent...........       --          --           --         (6,978)        (6,978)
  Exercise of stock options.....       --       1,130       (1,130)            --             --
                                  --------   --------      -------      ---------       --------
Balance, January 29, 1994.......       --     111,865       (1,130)      (140,528)       (29,793)
                                  --------   --------      -------      ---------       --------
  Net income....................       --          --           --         24,710         24,710
  Capital contribution by
     parent.....................       --       6,200           --             --          6,200
  Repayment of notes
     receivable.................       --          --           22             --             22
                                  --------   --------      -------      ---------       --------
Balance, January 28, 1995.......       --     118,065       (1,108)      (115,818)         1,139
                                  --------   --------      -------      ---------       --------
  Net income....................       --          --           --         13,750         13,750
  Transfer of notes receivable
     to parent..................       --          --        1,108             --          1,108
  Dividend to parent............       --          --           --        (13,500)       (13,500)
                                  --------   --------      -------      ---------       --------
Balance, February 3, 1996.......  $    --    $118,065     $     --      $(115,568)     $   2,497
                                  ========   ========      =======      =========       ========

The accompanying notes to consolidated financial statements are an integral part of these statements.

COLE NATIONAL GROUP, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF CASH FLOWS
(DOLLARS IN THOUSANDS)

                                                       53 WEEKS        52 WEEKS        52 WEEKS
                                                         ENDED           ENDED           ENDED
                                                      FEBRUARY 3,     JANUARY 28,     JANUARY 29,
                                                         1996            1995            1994
                                                      -----------     -----------     -----------
Cash flows from operating activities:
  Net income........................................   $  13,750       $  24,710       $  36,087
  Adjustments to reconcile net income to net cash
     provided by operations:
     Extraordinary loss (gain) on early
       extinguishment of debt.......................          --             134         (18,828)
     Depreciation and amortization..................      15,686          14,892          13,516
     Non-cash interest expense......................         454             469           3,373
     Deferred income taxes..........................       4,394         (10,153)             --
     Change in assets and liabilities:
       Increase in accounts receivable, prepaid
          expenses and other assets.................      (4,894)         (4,596)         (2,542)
       Decrease (increase) in inventories...........       2,452          (8,723)        (12,264)
       Increase in accounts payable, accrued
          liabilities and payable to affiliates.....       2,812             211           7,492
       Increase (decrease) in accrued interest......         109            (272)          6,125
       Increase in accrued income taxes.............       1,419           2,386             355
                                                        --------        --------        --------
          Net cash provided by operating
            activities..............................      36,182          19,058          33,314
                                                        --------        --------        --------
Cash flows from financing activities:
  Repayment of long-term debt.......................      (5,200)         (5,667)       (188,206)
  Payment of deferred financing fees................          --            (100)         (1,214)
  Proceeds from long-term debt......................          --              --         187,557
  Other.............................................          --              22             (37)
                                                        --------        --------        --------
          Net cash used by financing activities.....      (5,200)         (5,745)         (1,900)
                                                        --------        --------        --------
Cash flows from investing activities:
  Purchases of property and equipment, net..........     (19,675)        (18,527)        (13,074)
  Acquisition of business...........................        (800)         (4,675)         (3,220)
  Other, net........................................        (977)         (1,285)           (560)
                                                        --------        --------        --------
          Net cash used by investing activities.....     (21,452)        (24,487)        (16,854)
                                                        --------        --------        --------
Cash and temporary cash investments:
  Net increase (decrease) during the period.........       9,530         (11,174)         14,560
  Balance, beginning of the period..................      19,730          30,904          16,344
                                                        --------        --------        --------
  Balance, end of the period........................   $  29,260       $  19,730       $  30,904
                                                        ========        ========        ========

The accompanying notes to consolidated financial statements are an integral part of these statements.

COLE NATIONAL GROUP, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of Presentation

     The consolidated financial statements include the accounts of Cole National Group, Inc. ("CNG") and its wholly owned subsidiaries (collectively, the "Company"). All significant intercompany transactions have been eliminated in consolidation.

     CNG, a wholly owned subsidiary of Cole National Corporation (the "Parent"), was formed on July 19, 1993. Immediately prior to CNG's issuance and sale of 11.25% Senior Notes on September 30, 1993, as described in Note 2, all of the Parent's assets were contributed to CNG and CNG assumed all of the Parent's liabilities other than $50.0 million of the Parent's obligations under the Parent's 13% Senior Subordinated Notes (the "Initial Capitalization"). The transaction was accounted for as a reorganization of entities under common control, in a manner similar to a pooling of interests.

     Prior to the Initial Capitalization, all operations of the Company were conducted by subsidiaries of the Parent. The accompanying consolidated financial statements are based on historical cost as if the Initial Capitalization had occurred at the beginning of fiscal 1993 and CNG had been in existence during all periods presented. Accordingly, transactions of the Parent prior to September 30, 1993, except for those relating to the debt not assumed by CNG and the interest expense thereon, have been included in the accompanying financial statements.

     The Company is a national specialty service retailer operating in both host and non-host environments. The Company's primary lines of business are personalized gifts and eyewear products, both of which are about equal in size based on sales. The Company sells its products nationally through over 2,300 retail locations in 49 states, and differentiates itself from other specialty retailers by providing value-added services at the point of sale at all of its retail locations. The Company considers its operations to be in one business segment.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

     The Company's fiscal year ends on the Saturday closest to January 31. Fiscal years are identified according to the calendar year in which they begin. The 1995 fiscal year consisted of 53 weeks, and fiscal years 1994 and 1993 each consisted of 52 weeks.

  Inventories

          The Company's inventories are valued at the lower of first-in, first-out ("FIFO") cost or market.

  Property and Depreciation

          The Company's policy is to provide depreciation using the straight-line method over a period which is sufficient to amortize the cost of the asset during its useful life.

     The estimated useful lives for depreciation purposes are:

        Buildings and improvements...................................... 5 to 40 years
        Equipment....................................................... 3 to 10 years
        Furniture and fixtures.......................................... 2 to 10 years
        Leasehold improvements.......................................... 2 to 20 years

COLE NATIONAL GROUP, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED

     Property and equipment, at cost, consist of the following as of February 3, 1996 and January 28, 1995 (000's omitted):

                                                                       1996         1995
                                                                     --------     --------
    Land and buildings.............................................. $  3,615     $  4,989
    Furniture, fixtures and equipment...............................  114,802      104,061
    Leasehold improvements..........................................   36,172       31,251
                                                                     --------     --------
      Total property and equipment.................................. $154,589     $140,301
                                                                     ========     ========

  Store Opening Expenses

     Store opening expenses are charged to operations in the year the store is opened, which is generally the year the expense is incurred.

  Other Assets

     Cost in excess of net assets of purchased businesses is being amortized on a straight-line basis over 40 years and is presented net of accumulated amortization of $29,640,000 and $26,880,000, at February 3, 1996 and January 28, 1995, respectively. Management, which regularly evaluates its accounting for goodwill, considering such factors as historical profitability, current operating profits and cash flows, believes that the asset is realizable and the amortization period is appropriate.

     Financing costs incurred in connection with obtaining long-term debt are capitalized and amortized over the life of the related debt using the effective interest method.

  Cash Flows

     For purposes of reporting cash flows, the Company considers all temporary cash investments, which have original maturities of three months or less, to be cash equivalents. The carrying value of cash equivalents approximates fair value because of the short maturity of such instruments.

     Net cash flows from operating activities reflects cash payments for income taxes and interest as follows (000's omitted):

                                                             1995        1994        1993
                                                            -------     -------     -------
    Income taxes........................................... $ 4,264     $ 2,250     $ 2,685
    Interest............................................... $21,580     $22,069     $ 8,530

COLE NATIONAL GROUP, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED

     The Initial Capitalization was primarily a noncash transaction. The assets contributed to CNG by the Parent and the Parent's liabilities assumed by CNG at September 30, 1993 were as follows (000's omitted):

    Current assets (including cash of $3,314)...............................    $ 108,288
    Property and equipment, net.............................................       47,571
    Other assets............................................................        3,339
    Cost in excess of net assets of purchased businesses, net...............       81,704
                                                                                ---------
      Total assets contributed..............................................    $ 240,902
                                                                                 ========
    Current liabilities.....................................................    $  83,263
    Long-term debt:
      Bank loans............................................................      126,017
      13% Senior Subordinated Notes.........................................       59,852
      Deferred interest reduction...........................................       20,378
      Other.................................................................        2,650
    Other deferred liabilities..............................................          503
                                                                                ---------
         Total liabilities assumed..........................................    $ 292,663
                                                                                 ========

     During 1994, the Parent contributed $6.2 million of its receivable from the Company to the Company's paid in capital in exchange for 100 additional shares of the Company's common stock.

     During 1995, non-cash financing activities included incurring $887,000 in capital lease obligations.

     During 1995, a dividend in the amount of $13.5 million was declared and is payable to the Parent at February 3, 1996.

  Capital Stock

     At February 3, 1996, there were 1,100 shares of common stock, par value $.01 per share, authorized, issued, and outstanding.

  Earnings Per Share

     Earnings per share and weighted average number of common shares outstanding data for 1995, 1994 and 1993 have been omitted as the presentation of such information, considering the Company is a wholly owned subsidiary of the Parent, is not meaningful.

COLE NATIONAL GROUP, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED

(2) LONG-TERM DEBT

     Long-term debt at February 3, 1996 and January 28, 1995 is summarized as follows (000's omitted):

                                                                           1996         1995
                                                                         --------     --------
7.5% obligations in connection with Industrial Revenue Bonds...........  $    506     $    675
11.25% senior notes:
  Face value...........................................................   181,000      186,000
  Unamortized discount.................................................    (1,834)      (2,118)
                                                                         --------     --------
          Total 11.25% senior notes....................................   179,166      183,882
Capital lease obligations..............................................       838           --
                                                                         --------     --------
                                                                          180,510      184,557
Less current portion...................................................      (292)        (169)
                                                                         --------     --------
          Net long-term debt...........................................  $180,218     $184,388
                                                                         ========     ========

     On September 30, 1993, CNG completed a public offering of $190 million of 11.25% Senior Notes (the "CNG Notes"). Proceeds of $187.6 million were used to repay $126 million of bank loans, plus accrued interest thereon, and $59.9 million of Senior Subordinated Notes including accrued interest. The Company recorded a net gain of $18.8 million (with no related income tax effect) on extinguishment of this debt in fiscal 1993.

     The CNG Notes are unsecured and mature October 1, 2001 with no earlier scheduled redemption or sinking fund payments. The CNG Notes bear interest at a rate of 11.25% per annum, payable semi-annually on each April 1 and October 1. The indenture pursuant to which the CNG Notes were issued restricts dividend payments to the Parent to 50% of CNG's net income after October 31, 1993, plus amounts due to the Parent under a tax sharing agreement and for administrative expenses of the Parent not to exceed .25% of the Company's net sales. The indenture also contains certain optional and mandatory redemption features and other financial covenants.

     During the first quarter of 1994, the Parent completed an initial public offering ("IPO") of the Parent's Class A Common Stock. A portion of the net proceeds from the IPO were advanced to the Company by the Parent and used to retire $4.0 million of the CNG Notes. The Company recorded an extraordinary loss of $134,000 representing the payment of a premium, the write-off of unamortized discount and other costs associated with retiring the debt. The loss is net of an income tax benefit of $72,000.

     The agreement in connection with the Industrial Revenue Bonds provides for repayment of the obligation in annual installments of $168,750. The Industrial Revenue Bonds are secured by office and distribution facilities with a net book value of $1,781,000 at February 3, 1996.

     Annual aggregate principal payments due on long-term debt, excluding capital leases, are $168,750 in each of the years 1996 through 1998 with no payments due in 1999 or 2000.

     At February 3, 1996, the fair value of the Company's long-term debt was approximately $182.4 million compared to a carrying value of $180.5 million. The fair value was estimated primarily by using quoted market prices.

(3) REVOLVING CREDIT FACILITY

     The Company's principal operating subsidiaries entered into a Revolving Credit Facility which provides for working capital borrowings, including letters of credit, of up to $50 million through December 31, 1998. Effective September 1, 1995, the working capital facility was amended such that borrowings bear interest, at

COLE NATIONAL GROUP, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED

the borrower's option, at the Prime Rate plus .25% or the Eurodollar Rate plus 2.5% per annum. The Company pays a commitment fee of .375% per annum on the total unused portion of the facility.

     The maximum amounts of short term borrowings outstanding during 1995 and 1994 were $3.5 million and $13.0 million, respectively. No amounts were outstanding as of February 3, 1996 or January 28, 1995.

     The Revolving Credit Facility restricts dividend payments to CNG to amounts needed to pay interest and principal on the CNG Notes and certain amounts relating to taxes, along with up to $15.0 million plus .25% of the Company's net sales annually for other direct expenses of CNG or the Parent. The Revolving Credit Facility also contains covenants which, among other things, require CNG to maintain certain financial ratios and specified levels of working capital, net worth and earnings and limit the amount of capital expenditures.

(4) NOTES RECEIVABLE -- STOCK OPTION EXERCISE

     During the second quarter of fiscal 1993, certain officers of the Company exercised stock options to purchase shares of the Parent's Common Stock, par value $.001 per share at $3 per share. Payment was made by executing promissory notes. The remaining promissory notes, which were contributed to CNG by the Parent as part of the Initial Capitalization, were transferred to the Parent during fiscal 1995.

(5) INCOME TAXES

     The Company has been included in the consolidated federal income tax returns of the Parent and has been charged an amount equal to the taxes that would have been payable by it if it were a corporation filing separate tax returns under a tax sharing agreement between the Parent, CNG and its subsidiaries.

     Income tax expense for fiscal 1995, 1994 and 1993 is detailed below (000's omitted):

                                                                   1995       1994       1993
                                                                 --------   --------   --------
Currently payable --
  Federal......................................................  $  4,615   $  4,434   $     --
  State and local..............................................     1,790      2,016      2,361
                                                                 --------   --------   --------
                                                                    6,405      6,450      2,361
Deferred --
  Federal......................................................     3,260     (1,494)        --
  Utilization of net operating loss carryforwards..............     1,134      4,169         --
  Change in valuation allowance................................        --    (12,828)        --
                                                                 --------   --------   --------
                                                                    4,394    (10,153)        --
                                                                 --------   --------   --------
Income tax provision (benefit).................................  $ 10,799   $ (3,703)  $  2,361
                                                                 ========   ========   ========

     At February 3, 1996, the Company has minimum tax credits in the amount of approximately $2.0 million that can be carried forward indefinitely.

COLE NATIONAL GROUP, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED

     The income tax expense reflected in the accompanying consolidated statements of income differs from the federal statutory rate as follows (000's omitted):

                                                                    1995       1994      1993
                                                                  --------   --------   -------
Tax provision at statutory rate.................................  $  8,592   $  7,399   $ 6,867
Tax effect of --
  State income taxes, net of federal tax benefit................     1,164      1,310     1,534
  Amortization of cost in excess of net assets of purchased
     businesses.................................................       900        901       901
  Benefit of net operating loss carryforward....................        --         --    (7,003)
  Change in valuation allowance.................................        --    (12,828)       --
  Other, net....................................................       143       (485)       62
                                                                  --------   --------   -------
          Tax provision (benefit)...............................  $ 10,799   $ (3,703)  $ 2,361
                                                                  ========   ========   =======

     The tax effects of temporary differences that give rise to significant portions of the Company's deferred tax assets and deferred tax liabilities at February 3, 1996 and January 28, 1995 are as follows (000's omitted):

                                                                            1996        1995
                                                                           -------     -------
Deferred tax assets:
  Employee benefit accruals..............................................  $ 3,375     $ 3,883
  Other non-deductible accruals..........................................    3,922       4,315
  State and local taxes..................................................    1,086         981
  Tax credit and net operating loss carryforwards........................    1,990       4,693
  Other..................................................................    1,252         712
                                                                           -------     -------
          Total deferred tax assets......................................   11,625      14,584
                                                                           -------     -------
Deferred tax liabilities:
  Depreciation...........................................................   (5,070)     (3,763)
  Other..................................................................     (836)       (668)
                                                                           -------     -------
          Total deferred tax liabilities.................................   (5,906)     (4,431)
                                                                           -------     -------
Net deferred taxes.......................................................  $ 5,719     $10,153
                                                                           =======     =======

(6) RETIREMENT PLANS

     The Company maintains a noncontributory defined benefit pension plan (the "Retirement Plan") that covers employees who have met eligibility service requirements and are not members of certain collective bargaining units. The Retirement Plan calls for benefits to be paid to eligible employees at retirement based primarily upon years of service with the Company and their compensation levels near retirement.

     The Company's policy is to fund amounts necessary to keep the Retirement Plan in full force and effect, in accordance with the Internal Revenue Code and the Employee Retirement Income Security Act of 1974. Actuarial present values of benefit obligations are determined using the projected unit credit method.

COLE NATIONAL GROUP, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED

     Pension expense for fiscal 1995, 1994 and 1993 includes the following components (000's omitted):

                                                                 1995        1994        1993
                                                                -------     -------     -------
Service cost -- benefits earned during the period.............  $   528     $   581     $   620
Interest cost on the projected benefit obligation.............    1,369       1,292       1,275
Less:
  Return on plan assets --
     Actual...................................................   (1,138)        178        (452)
     Deferred.................................................       11      (1,294)       (640)
                                                                -------     -------     -------
                                                                 (1,127)     (1,116)     (1,092)
  Amortization of transition asset over 17.9 years............     (179)       (179)       (179)
                                                                -------     -------     -------
          Net pension expense.................................  $   591     $   578     $   624
                                                                =======     =======     =======

     The following sets forth the funded status of the Retirement Plan at December 31, 1995 and 1994 based upon the actuarial present values of benefit obligations (000's omitted):

                                                                            1995        1994
                                                                           -------     -------
Accumulated benefit obligations:
  Vested.................................................................  $17,147     $14,550
  Nonvested..............................................................      291         218
                                                                           -------     -------
          Total..........................................................  $17,438     $14,768
                                                                           =======     =======
Projected benefit obligation for service rendered to date................  $19,030     $15,842
Fair value of plan assets, primarily money market and equity mutual
  funds..................................................................   13,849      12,052
                                                                           -------     -------
Plan assets less than projected benefit obligation.......................   (5,181)     (3,790)
Unrecognized prior service cost..........................................      168         197
Net unrecognized loss....................................................    2,983         947
Unamortized transition asset.............................................   (1,595)     (1,774)
                                                                           -------     -------
          Pension liability included in accrued liabilities..............  $(3,625)    $(4,420)
                                                                           =======     =======

     The weighted average discount rate used to measure the projected benefit obligation was 7.75% in 1995 and 8.50% in 1994. For both years, the rate of increase in future compensation levels was 5.0% and the expected long-term rate of return on plan assets was 9.5%.

     During fiscal 1993, the Company established a defined contribution plan, including features under Section 401(k) of the Internal Revenue Code, which will provide retirement benefits to its employees. Eligible employees may contribute up to 15% of their compensation to the plan. There is no mandatory matching of employee contributions by the Company, but discretionary matches of $163,600, $163,500 and $100,000 were accrued for 1995, 1994 and 1993, respectively.

     During fiscal 1994, the Company established two Supplemental Executive Retirement Plans which will provide for the payment of retirement benefits to participating executives supplementing amounts payable under the Retirement Plan. The first plan is an excess benefit plan designed to replace benefits that would otherwise have been payable under the Retirement Plan but that were limited as a result of certain tax law changes. The second plan is a defined contribution plan under which participants will receive an annual credit based on a percentage of base salary, subject to vesting requirements. Expense for these plans for fiscal 1995 and 1994 was $447,000 and $413,000, respectively.

COLE NATIONAL GROUP, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED

(7) COMMITMENTS

     The Company leases a substantial portion of its facilities including laboratories, office and warehouse space, and retail store locations. These leases have initial terms of up to 10 years and typically do not provide for renewal options. In most leases covering retail store locations, additional rents are payable based on store sales. In addition, the Company operates departments in various host stores paying occupancy costs solely as a percentage of sales under agreements containing short-term cancellation clauses. Generally, the Company is required to pay taxes and normal expenses of operating the premises for laboratory, office, warehouse and retail store leases; the host stores pay these expenses for departments operated on a percentage-of-sales basis. The following amounts represent rental expense for fiscal 1995, 1994 and 1993 (000's omitted):

                                                                 1995        1994        1993
                                                                -------     -------     -------
Occupancy costs based on sales................................  $50,218     $47,198     $41,329
All other rental expense......................................   32,697      30,003      27,940
Sublease rental income........................................   (1,510)     (1,455)     (1,197)
                                                                -------     -------     -------
                                                                $81,405     $75,746     $68,072
                                                                =======     =======     =======

     During 1995, the Company entered into leases for equipment which have been accounted for as capital leases. At February 3, 1996, property under capital leases consisted of $887,000 in equipment with accumulated amortization of $22,000.

     At February 3, 1996 future minimum lease payments for all leases, and the present value of future minimum lease payments for capital leases, are as follows (000's omitted):

                                                                       CAPITAL     OPERATING
                                                                       LEASES       LEASES
                                                                       -------     ---------
    1996.............................................................  $   173     $  30,053
    1997.............................................................      188        26,727
    1998.............................................................      188        23,537
    1999.............................................................      188        19,678
    2000.............................................................      308        15,308
    2001 and thereafter..............................................       --        36,621
                                                                        ------      --------
    Total future minimum lease payments..............................    1,045     $ 151,924
                                                                                    ========
    Amount representing interest.....................................     (207)
                                                                        ------
    Present value of future minimum lease payments...................  $   838
                                                                        ------
                                                                        ------

     Effective March 25, 1995, CNG entered into an agreement with a third party for the management and operation of the Company's data processing center. The agreement expires in March 2005 and may be

COLE NATIONAL GROUP, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED

terminated by the Company upon six months' notice and payment of certain fees for termination. The agreement provides for minimum payments as follows (000's omitted):

                    1996.........................................  $ 6,448
                    1997.........................................    5,674
                    1998.........................................    5,020
                    1999.........................................    6,442
                    2000.........................................    6,829
                    Thereafter...................................   21,307
                                                                   -------
                                                                   $51,720
                                                                   =======

(8) ACQUISITIONS AND DISPOSITIONS OF BUSINESS

     The Company has made several acquisitions, each of which has been accounted for as a purchase. In May 1995, the Company acquired the assets of 59 optical departments located in BJ's Wholesale Clubs for a purchase price of $1.1 million. In January 1994, the Company acquired the assets of 107 leased optical departments within Montgomery Ward Stores for a purchase price of $4.7 million. In September 1993, the Company acquired the operating assets from and assumed certain liabilities of Contact Lens Supply, Inc., a mail order distributor of contact lenses, for a purchase price of $3.2 million.

     In April 1995, the Company sold its 39 Sunspot fashion sunglass kiosks. No gain or loss was recognized on this transaction.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Pearle, Inc.:

     We have audited the accompanying consolidated balance sheets of Pearle, Inc. and subsidiaries as of September 30, 1996 and 1995 and the related consolidated statements of operations, stockholder's equity, and cash flows for each of the years in the three-year period ended September 30, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pearle, Inc. and subsidiaries as of September 30, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 1996, in conformity with generally accepted accounting principles.

     As discussed in notes 1 and 8, the Company changed its method of accounting for income taxes in fiscal 1994 to adopt the provisions of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes.

                                          /s/ KPMG Peat Marwick LLP

                                          KPMG Peat Marwick LLP


Dallas, Texas
November 22, 1996

PEARLE, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEETS
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                            SEPTEMBER 30,
                                                                         --------------------
                                                                           1996        1995
                                                                         --------    --------
ASSETS
Current assets:
  Cash and cash equivalents............................................  $  7,411    $ 17,800
  Accounts and notes receivable:
     Trade, less allowance for doubtful accounts of $2,908 in 1996 and
      $2,944 in 1995...................................................    21,326      15,657
     Current portion of franchise notes................................     7,310       8,252
     Other.............................................................     3,787       3,947
  Inventories..........................................................    36,751      35,432
  Prepaid expenses.....................................................     1,741       1,661
  Deferred income taxes................................................     9,118       9,710
                                                                         --------    --------
       Total current assets............................................    87,444      92,459
Property, plant and equipment, net.....................................    57,860      62,459
Franchise notes receivable, excluding current portion..................    25,250      32,137
Intangible assets, net.................................................   121,669     216,767
Other assets...........................................................       809         544
                                                                         --------    --------
                                                                         $293,032    $404,366
                                                                         ========    ========
LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities:
  Accounts payable.....................................................  $ 12,998    $  8,268
  Checks outstanding...................................................    11,196       9,711
  Accrued payroll costs................................................    12,212      14,140
  Income taxes payable.................................................        --      18,710
  Accrued advertising..................................................       342       3,707
  Accrued store closure costs..........................................     2,233       6,573
  Other accrued expenses and liabilities...............................    21,356      25,168
                                                                         --------    --------
       Total current liabilities.......................................    60,337      86,277
Payables to Parent and affiliated companies............................        --     201,399
Deferred income taxes..................................................     1,927       9,059
Other noncurrent liabilities...........................................     5,036       6,501
                                                                         --------    --------
       Total liabilities...............................................    67,300     303,236
                                                                         --------    --------
Stockholder's equity:
  Common stock, $1.00 par value, 1,000 shares authorized, 100 shares
     issued and outstanding............................................        --          --
  Additional paid-in capital...........................................   646,243     417,187
  Accumulated deficit..................................................  (426,775)   (324,392)
  Foreign currency translation adjustment..............................     6,264       8,335
                                                                         --------    --------
       Total stockholder's equity......................................   225,732     101,130
Commitments and contingencies..........................................        --          --
                                                                         --------    --------
                                                                         $293,032    $404,366
                                                                         ========    ========

          See accompanying notes to consolidated financial statements.

PEARLE, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF OPERATIONS
(DOLLARS IN THOUSANDS)

                                                                 YEARS ENDED SEPTEMBER 30,
                                                             ---------------------------------
                                                               1996         1995        1994
                                                             ---------    --------    --------
Revenues:
  Trade sales..............................................  $ 341,141    $331,105    $311,233
  Franchise revenues.......................................     24,883      23,147      24,785
                                                              --------    --------    ---------
       Total revenues......................................    366,024     354,252     336,018
                                                              --------    --------    ---------
Operating expenses:
  Cost of sales, including buying and occupancy costs......    184,486     187,185     181,340
  Selling, general and administrative expenses.............    164,129     155,256     160,820
  Restructuring and store closure costs....................     (2,083)      7,265       1,876
  Royalty payments and other affiliate charges.............      6,406       6,039       5,916
  Amortization of intangible assets........................     15,604      14,260      14,289
  Provision for impairment of intangible assets and related
     costs.................................................     94,673          --          --
                                                              --------    --------    ---------
       Total operating expenses............................    463,215     370,005     364,241
                                                              --------    --------    ---------
       Operating loss......................................    (97,191)    (15,753)    (28,223)
Other expense (income):
  Gain on sale of subsidiary...............................         --     (14,811)         --
  Interest expense to Parent...............................     15,461      15,769      17,309
  Other interest, net......................................     (4,258)     (4,829)     (4,080)
                                                              --------    --------    ---------
       Loss before income tax benefit and cumulative effect
          of accounting change.............................   (108,394)    (11,882)    (41,452)
Income tax benefit.........................................     (6,011)    (12,845)    (10,480)
                                                              --------    --------    ---------
     Income (loss) before cumulative effect of accounting
       change..............................................   (102,383)        963     (30,972)
Cumulative effect of a change in accounting for income
  taxes....................................................         --          --         842
                                                              --------    --------    ---------
       Net income (loss)...................................  $(102,383)   $    963    $(31,814)
                                                              ========    ========    =========

          See accompanying notes to consolidated financial statements.

PEARLE, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY
(DOLLARS IN THOUSANDS)

                                                 YEARS ENDED SEPTEMBER 30, 1996, 1995 AND 1994
                                      --------------------------------------------------------------------
                                                                                FOREIGN
                                                  ADDITIONAL                    CURRENCY         TOTAL
                                       COMMON      PAID-IN      ACCUMULATED    TRANSLATION   STOCKHOLDER'S
                                       STOCK       CAPITAL        DEFICIT      ADJUSTMENT       EQUITY
                                      --------    ----------    -----------    ----------    -------------

Balances at September 30, 1993......  $     --     $ 405,829     $(293,541)     $     976      $ 113,264
Net loss............................        --            --       (31,814)            --        (31,814)
Capital contribution from
  affiliate.........................        --         7,222            --             --          7,222
Effect of foreign currency
  translation.......................        --            --            --          3,283          3,283
                                      --------      --------     ---------        -------       --------
Balances at September 30, 1994......        --       413,051      (325,355)         4,259         91,955
Net income..........................        --            --           963             --            963
Capital contribution from
  affiliate.........................        --         4,136            --             --          4,136
Effect of foreign currency
  translation.......................        --            --            --          4,076          4,076
                                      --------      --------     ---------        -------       --------
Balances at September 30, 1995......        --       417,187      (324,392)         8,335        101,130
Net loss............................        --            --      (102,383)            --       (102,383)
Distribution of assets to
  affiliate.........................        --       (19,730)           --             --        (19,730)
Capital contributions from
  affiliate.........................        --       248,786            --             --        248,786
Effect of foreign currency
  translation.......................        --            --            --         (2,071)        (2,071)
                                      --------      --------     ---------        -------       --------
Balances at September 30, 1996......  $     --     $ 646,243     $(426,775)     $   6,264      $ 225,732
                                      ========      ========     =========        =======       ========

          See accompanying notes to consolidated financial statements.

PEARLE, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF CASH FLOWS
(DOLLARS IN THOUSANDS)

                                                                 YEARS ENDED SEPTEMBER 30,
                                                             ---------------------------------
                                                               1996         1995        1994
                                                             ---------    --------    --------
Cash flows from operating activities:
  Net income (loss)........................................  $(102,383)   $    963    $(31,814)
  Adjustments to reconcile net income (loss) to net cash
     provided by operating activities:
     Depreciation and amortization.........................     31,587      33,448      39,953
     Provision for bad debts...............................      1,797        (481)      2,162
     Provision for inventory shrinkage and reserves........      2,037       1,361       6,137
     Restructuring and store closure costs.................     (2,015)      7,164       2,487
     Provision for impairment of intangible assets and
       related costs.......................................     94,673          --          --
     Gain on sale of subsidiary............................         --     (14,811)         --
     Changes in assets and liabilities:
       Accounts and notes receivable.......................     (6,642)        260       3,595
       Inventories.........................................     (3,004)      1,627      10,564
       Prepaid expenses....................................        (80)      5,409      (5,409)
       Checks outstanding..................................      1,485       5,185     (10,079)
       Accrued payroll costs...............................     (1,928)      2,755      (2,572)
       Income taxes payable................................      3,360       6,573         751
       Accrued advertising.................................     (3,365)     (2,353)      1,795
       Accrued store closure costs.........................     (2,512)     (4,434)    (18,878)
       Accounts payable and accrued and other
          liabilities......................................     (1,391)     (7,695)    (19,797)
       Other assets........................................       (265)        662       3,939
       Deferred income taxes...............................     (6,540)     (4,094)     19,094
       Other noncurrent liabilities........................       (912)        625       1,512
                                                             ---------    --------    --------
          Net cash provided by operating activities........      3,902      32,164       3,440
                                                             ---------    --------    --------
Cash flows from investing activities:
  Capital expenditures.....................................    (13,558)     (7,321)     (6,083)
  Proceeds from sale of property, plant and equipment......      1,078         400       1,840
  Proceeds from sale of subsidiary.........................         --      14,811          --
  Other, net...............................................       (710)      2,045        (257)
                                                             ---------    --------    --------
          Net cash provided by (used in) investing
            activities.....................................    (13,190)      9,935      (4,500)
                                                             ---------    --------    --------
Cash flows from financing activities:
  Increase (decrease) in payables to Parent and affiliated
     companies.............................................     18,629     (37,396)    (10,355)
  Capital contribution from affiliate......................         --       4,146       7,222
  Distribution of assets to affiliate......................    (19,730)         --          --
                                                             ---------    --------    --------
          Net cash used in financing activities............     (1,101)    (33,250)     (3,133)
                                                             ---------    --------    --------
Net increase (decrease) in cash and cash equivalents.......    (10,389)      8,849      (4,193)
Cash and cash equivalents at beginning of year.............     17,800       8,951      13,144
                                                             ---------    --------    --------
Cash and cash equivalents at end of year...................  $   7,411    $ 17,800    $  8,951
                                                             =========    ========    ========
Supplemental disclosures of cash flow information -- cash
  paid (received) during the year for:
     Income taxes..........................................  $     101    $(16,988)   $(29,878)
                                                             =========    ========    ========
     Interest..............................................  $  11,203    $ 10,759    $ 13,229
                                                             =========    ========    ========
     Supplemental schedule of noncash financing activities:
       Capitalization of amounts payable to Parent and
          affiliated companies.............................  $ 220,028    $     --    $     --
                                                             =========    ========    ========
  Current income taxes payable assumed by affiliate........  $  22,070    $     --    $     --
                                                             =========    ========    ========

          See accompanying notes to consolidated financial statements.

PEARLE, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 1996, 1995 AND 1994
(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  (a) General

     Prior to November 15, 1996, Pearle, Inc. ("Pearle" or the "Company"), was a wholly owned subsidiary of Grand Metropolitan Incorporated ("GrandMet" or the "Parent") (see note 2). GrandMet is an indirect wholly-owned subsidiary of Grand Metropolitan Public Limited Company. Pearle is a retailer of eyecare products and services through company operated and franchised optical stores in the United States, Canada, Puerto Rico, Belgium and the Netherlands. In addition, Pearle operates an optical processing laboratory and distribution center in connection with its retail operations.

  (b) Principles of Consolidation

     The consolidated financial statements include the accounts of the Company and its majority owned subsidiaries. Intercompany balances and transactions have been eliminated in consolidation.

  (c) Cash and Cash Equivalents

     The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash equivalents were $1,207,000 and $1,174,000 at September 30, 1996 and 1995, respectively.

  (d) Inventories

     Inventories consist of frames, lenses and other raw materials and are stated at the lower of weighted average cost or market.

  (e) Property, Plant and Equipment

     Property, plant and equipment are stated at cost. Maintenance and repair costs are expensed as incurred.

     Depreciation and amortization are computed on a straight-line basis over the estimated useful lives of the assets. Amortization of leasehold improvements is based on the shorter of the lives of the respective leases or the estimated useful lives of the improvements. The following is a summary of depreciation and amortization periods for each classification of property, plant and equipment:

                Buildings................    20-33 years
                Leasehold improvements...    4-20 years
                Fixtures and equipment...    3-10 years

  (f) Intangible Assets

     The excess of cost over the fair value of net tangible assets acquired upon GrandMet's acquisition of the Company in 1985 and other businesses acquired by Pearle since that time has been reflected as intangible assets in the accompanying consolidated balance sheets. Such intangible assets are being amortized on a straight-line basis over periods up to 40 years (see note 7). As a result of the sale of the stock of the Company on November 15, 1996, it was determined that a portion of the excess of cost over the fair value of net tangible assets acquired was not recoverable. Accordingly, an impairment of $87,985,000 was recorded in the consolidated financial statements at September 30, 1996 (see note 2).

     Goodwill is recorded on the repurchase of franchise locations based on a discounted cash flow model and is amortized over the expected life of the store location.

PEARLE, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED

  (g) Income Taxes

     Effective October 1, 1993, the Company adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 109 (SFAS No. 109), Accounting for Income Taxes, requiring the asset and liability method of accounting for deferred income taxes. SFAS No. 109 changes the Company's method of accounting for income taxes from the deferred method required under Accounting Principles Board Opinion 11 to the asset and liability method. Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     The Company has reported the cumulative effect of adopting SFAS No. 109 as a change in method of accounting for income taxes in the fiscal year 1994 consolidated statement of operations.

  (h) Trade Sales

     Trade sales represent sales of goods and services to retail customers by Company operated stores and sales of merchandise inventory to franchisees and other outside customers.

  (i) Franchise Revenues

     Franchise royalty revenues based on sales by franchisees are accrued as earned. Gains and losses from the sale of existing Company owned stores to franchisees are recognized at the time of the sale. A provision for doubtful notes receivable is included as an offset to gain or loss on sale of franchises, as appropriate. Initial franchise fees are recorded as income when all material services or conditions relating to the sale of the franchises have been substantially performed or satisfied by Pearle and when the related store begins operations. Accrued franchise royalty revenues are included in trade accounts receivable.

  (j) Advertising Expenses

     The Company expenses advertising production costs and advertising costs as incurred. Gross advertising expense before contributions from franchisees was approximately $47,678,000, $43,903,000 and $43,496,000 during the years ended September 30, 1996, 1995 and 1994, respectively.

  (k) Foreign Currency Translation

     The assets and liabilities of the Company's foreign subsidiaries are translated to United States dollars at the rates of exchange on the balance sheet date. Income and expense items of these subsidiaries are translated at average monthly rates of exchange. The resultant translation gains or losses are included in the foreign currency translation adjustment component of stockholder's equity.

  (l) Postretirement Benefits Other than Pensions

     The estimated cost of retiree benefit payments, principally health and life insurance benefits, are accrued during the employees' active service periods (see note 13).

  (m) Use of Estimates

     The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial

PEARLE, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED

statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) SALE OF COMPANY

     On September 24, 1996, The Pillsbury Company ("Pillsbury"), an intermediate parent of the Company, entered into a Stock Purchase Agreement (the Agreement) with Cole National Corporation, an unrelated third party, to sell Pillsbury's interest in the Company. The final closing of the sale occurred on November 15, 1996 at which time Cole National Corporation exchanged approximately $220 million cash for Pillsbury's interest in the Company.

     As the net assets of the Company, excluding intercompany and other balances which were assumed by Pillsbury at the time of the sale, exceeded the selling price, an impairment of the assets of the Company was determined to exist at September 30, 1996. Accordingly, an impairment of approximately $87,985,000 has been recorded in the September 30, 1996 consolidated financial statements to reflect the assets of the Company at their estimated fair value. The impairment is recorded as a write-off of excess cost over fair value of net tangible assets acquired. The terms of the Agreement will substantially affect the Company's current affiliate tax, debt and cash sharing arrangements. As a result of the sale, approximately $6,688,000 was or will be paid by an affiliate company on behalf of Pearle. This amount has been included in the consolidated statement of operations and as a corresponding capital contribution in the consolidated statement of stockholder's equity, as this amount will not be repaid by Pearle.

(3) RESTRUCTURING AND STORE CLOSURE COSTS

     During the year ending September 30, 1996, the Company recorded a write-down of the accrued store closure costs in the consolidated statement of operations of approximately $2,083,000 related to a change in estimate of the liability relating to store closure costs. During the years ended September 30, 1995 and 1994 the Company recorded a net provision of approximately $7,265,000 and $1,876,000, respectively, for estimated costs, consisting primarily of future commitments under operating leases, of closing unprofitable U.S. and international retail locations. During the year ended September 30, 1994, the Company also recorded a provision of $4,800,000 (included in cost of sales) for charges related to obsolete inventory which occurred as a result of a change in brand strategy.

(4) DISPOSAL OF SUBSIDIARY

     On October 27, 1994, the Company entered into an agreement to sell all of the capital stock of Ophthalmic Research Group International Company ("ORGIC") to a third party for cash consideration of $14,811,000. Prior to fiscal year 1994, the remaining book value of the intangible assets acquired of approximately $22,146,000 was written off since, in the opinion of management, the value of such assets was not recoverable. As a result, the gain on sale in 1995 was equal to the cash consideration.

(5) RELATED PARTY TRANSACTIONS

     In connection with an acquisition in 1989, Pearle pays to an affiliated company an annual royalty payment equal to the greater of a predetermined minimum amount or 4% of sales from the predecessor's stores as a license fee for use of the predecessor's trademark. The Company paid $6,081,000, $5,714,000, and $5,494,000 for royalties in 1996, 1995 and 1994, respectively, pursuant to the licensing agreement. These amounts are included in the accompanying consolidated statements of operations as royalty payments and other affiliate charges. The Company paid $17,236,000 on November 15, 1996 to settle its obligation under the license agreement. In exchange for the settlement all rights in the trademark were assigned to the Company.

PEARLE, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED

     The Company received capital contributions from an affiliate of approximately $4,146,000, and $7,222,000 during the years ended September 30, 1995 and 1994, respectively. These amounts have been recorded as additional paid-in capital in the accompanying consolidated balance sheets. In addition, in connection with the sale of the Company (see note 2), amounts payable to Parent and affiliated companies have been cancelled and current income taxes payable has been assumed by Pillsbury as of September 30, 1996, and accordingly have been recorded as an increase to additional paid-in capital.

     On September 30, 1996, the Company distributed assets of $19,730,000 relating to a controlled entity to an affiliated company. The distribution resulted in a reduction of additional paid-in capital, and a corresponding reduction in payables to Parent and affiliated companies.

     On May 28, 1993, an affiliate of the Company purchased approximately $75,280,000 of newly issued preferred stock from a subsidiary of the Company. The cash received from the sale of such stock was then loaned to the affiliate in exchange for a note receivable. All balances related to this transaction have been eliminated in the consolidated financial statements due to the related party nature of the transaction. In fiscal year 1995, the preferred stock was redeemed and the proceeds used to retire the note receivable.

     The Company maintains an ongoing financing relationship with GrandMet. Excess cash from operations is transferred to GrandMet on a regular basis. Interest expense related to intercompany balances is recorded monthly at the LIBOR rate plus 1%.

     Royalty payments and other affiliate charges included in the consolidated statements of operations include allocations of management, tax, accounting and other administrative expenses performed by GrandMet.

(6)  PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consist of the following (in thousands):

                                                                        SEPTEMBER 30,
                                                                    ---------------------
                                                                      1996         1995
                                                                    --------     --------
     Land........................................................   $  6,803     $  6,951
     Buildings...................................................     26,922       26,784
     Leasehold improvements......................................     68,869       67,026
     Fixtures and equipment......................................    111,270      109,247
                                                                    --------     --------
                                                                     213,864      210,008
     Less accumulated depreciation and amortization..............    156,004      147,549
                                                                    --------     --------
                                                                    $ 57,860     $ 62,459
                                                                    ========     ========

     Depreciation and amortization expense related to property, plant and equipment was $15,819,000, $18,619,000, and $22,567,000 for 1996, 1995 and 1994,
respectively.

PEARLE, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED

(7)  INTANGIBLE ASSETS

     Intangible assets consist of the following (in thousands):

                                                                               SEPTEMBER 30,
                                                      AMORTIZATION     -----------------------------
                                                         PERIOD            1996             1995
                                                      ------------     ------------     ------------
     Goodwill.......................................  7-40 years         $  213,221       $  205,326
     Patient files..................................  4-8 years              21,297           21,600
     Franchise agreements...........................  11-25 years            23,140           24,329
     Franchise lease agreements.....................  1-11 years              2,234            2,235
     Trademarks.....................................  40 years               55,496           55,496
     Noncompetition agreements......................  2-5 years              17,428           17,428
     Other..........................................  1-23 years             38,487           38,865
                                                                           --------         --------
                                                                            371,303          365,279
     Less:
       Accumulated amortization.....................                        161,649          148,512
       Provision for impairment.....................                         87,985               --
                                                                           --------         --------
                                                                         $  121,669       $  216,767
                                                                           ========         ========

(8)  INCOME TAXES

     The Company is included in the consolidated Federal income tax return of GrandMet. In 1989 the Company entered into a tax sharing agreement with GrandMet whereby GrandMet agreed to allocate to the Company certain tax benefits resulting from the utilization of the Company's tax deductions by other members of the consolidated GrandMet group. For financial reporting purposes, the Company's Federal income tax provision is calculated as though the Company filed a separate Federal income tax return, except for the effect of the aforementioned 1989 agreement with GrandMet.

     As discussed in note 1, the Company adopted SFAS No. 109 as of October 1, 1993. The cumulative effect of this change in accounting for income taxes of approximately $842,000 was determined as of October 1, 1993 and is reported separately in the consolidated statement of operations for the year ended September 30, 1994.

     Federal income tax returns have been examined by the Internal Revenue Service and settled through fiscal 1988.

     The loss before income tax benefit and cumulative effect of accounting change in the accompanying consolidated statements of operations consists of the following (in thousands):

                                                            YEARS ENDED SEPTEMBER 30,
                                                       ------------------------------------
                                                         1996          1995         1994
                                                       ---------     --------     ---------
     Domestic operations...........................    $(113,304)    $(17,814)    $ (30,171)
     Foreign operations............................        4,910        5,932       (11,281)
                                                        --------     --------     ---------
          Loss before income tax benefit and
            cumulative effect of accounting
            changes................................    $(108,394)    $(11,882)    $ (41,452)
                                                        ========     ========     =========

PEARLE, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED

     The income tax expense (benefit) attributable to loss before income tax benefit and cumulative effect of accounting change consists of the following (in thousands):

                                                             YEARS ENDED SEPTEMBER 30,
                                                         ----------------------------------
                                                           1996         1995         1994
                                                         --------     --------     --------
     Current:
          Federal....................................    $ (7,123)    $ (9,380)    $(27,535)
          State......................................          48           97          103
          Foreign....................................       2,250          532       (1,300)
                                                         --------     --------     ---------
               Total current.........................      (4,825)      (8,751)     (28,732)
                                                         --------     --------     ---------
     Deferred:
          Federal....................................      (1,097)      (4,037)      17,454
          Foreign....................................         (89)         (57)         798
                                                         --------     --------     ---------
               Total deferred........................      (1,186)      (4,094)      18,252
                                                         --------     --------     ---------
               Income tax benefit....................    $ (6,011)    $(12,845)    $(10,480)
                                                         ========     ========     =========

     The tax effects of the primary temporary differences giving rise to the deferred income tax assets and liabilities as determined under SFAS No. 109 are as follows (in thousands):

                                                                             SEPTEMBER 30,
                                                                          --------------------
                                                                            1996        1995
                                                                          --------     -------
Deferred tax assets:
     Restructuring reserves.............................................  $    627     $ 2,444
     Inventories, principally due to additional costs inventoried for tax pursuant
       to the Tax Reform Act of 1986....................................     1,264       3,130
     Accounts and notes receivable, principally due to allowance for
      doubtful accounts.................................................     2,834       3,039
     Employee related accruals, principally vacation pay and
      post-retirement medical accruals..................................     1,407       2,573
     Accrued store closure costs........................................       969       1,921
     Warranty reserves..................................................        86         392
     Plant and equipment, principally due to differences in
      depreciation......................................................     3,049          --
     Self insurance reserves............................................     1,185         113
     Other..............................................................     1,271         848
                                                                          --------     -------
          Total gross deferred tax assets...............................    12,692      14,460
                                                                          --------     -------
Deferred tax liabilities:
     Intangibles, principally due to differences in amortization........    (3,698)     (4,830)
     Deferred income on franchise notes receivable......................    (1,339)     (3,482)
     Plant and equipment, principally due to differences in
      depreciation......................................................        --        (110)
     Prepaid advertising................................................        --        (112)
     Other..............................................................      (464)     (5,275)
                                                                          --------     -------
          Total gross deferred tax liabilities..........................     5,501     (13,809)
                                                                          --------     -------
          Net deferred income tax asset.................................  $  7,191     $   651
                                                                          ========     =======

PEARLE, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED

     These deferred income tax assets and liabilities are presented as follows in the consolidated balance sheets (in thousands):

                                                                             SEPTEMBER 30,
                                                                          --------------------
                                                                            1996        1995
                                                                          --------     -------
Current deferred income tax asset.......................................  $  9,118     $ 9,710
Noncurrent deferred income tax liability................................    (1,927)     (9,059)
                                                                          --------     -------
          Net deferred income tax asset.................................  $  7,191     $   651
                                                                          ========     =======

     In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences.

     A reconciliation of the U.S. federal statutory rate to the effective income tax rate applicable to loss before income tax benefit and cumulative effect of accounting change follows:

                                                                     YEARS ENDED SEPTEMBER 30,
                                                                    ---------------------------
                                                                     1996       1995      1994
                                                                    ------     ------     -----
U.S. federal statutory rate.......................................   (35.0)%    (35.0)%   (35.0)%
State income taxes, net of Federal benefit........................     0.3        0.2       0.2
Nondeductible goodwill and trademarks.............................     1.0        8.4       2.1
Provisions for impairment of intangible assets and related
  costs...........................................................    29.1         --        --
Loss (earnings) of foreign subsidiaries...........................     0.5      (13.1)      8.3
Sale of ORGIC stock...............................................      --      (70.8)       --
Other.............................................................    (1.4)       2.2       (.9)
                                                                    ------     ------     -----
          Effective income tax rate...............................    (5.5)%   (108.1)%   (25.3)%
                                                                    ======     ======     =====

     The disposition of ORGIC resulted in an income tax deduction of approximately $24,000,000 in 1995.

(9)  FRANCHISE REVENUES

     A summary of franchise revenues follows (in thousands):

                                                                   YEARS ENDED SEPTEMBER 30,
                                                                -------------------------------
                                                                 1996        1995        1994
                                                                -------     -------     -------
Franchise royalties...........................................  $23,363     $23,978     $23,543
Gain (loss) on sale of franchises, net of reserves............    1,240      (1,661)        482
Franchise fees................................................      280         830         760
                                                                -------     -------     -------
                                                                $24,883     $23,147     $24,785
                                                                =======     =======     =======

     The Company financed approximately $1,239,000, $1,478,000 and $1,506,000 in 1996, 1995 and 1994, respectively, in notes receivable in connection with the sale of franchises.

     The Company is reimbursed by franchisees for certain advertising expenditures made on their behalf. The reimbursements amounted to $25,122,000, $25,480,000 and $24,591,000 for 1996, 1995 and 1994, respectively, and are netted against advertising expense in the accompanying statement of operations.

PEARLE, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED

     The Company's franchise notes receivable are from franchisees throughout the U.S. and are collateralized by inventory, equipment, and leasehold improvements at each location. The notes generally bear interest at the prime rate plus 3% and require monthly payments of principal and interest over ten years.

(10)  LEASES

     The Company leases most of its retail stores under noncancellable operating leases with terms ranging from five to twenty years and which may contain renewal options for consecutive five-year terms. Certain of these stores have been sublet to franchisees. In addition, the Company also leases certain of its manufacturing and office facilities and data processing equipment.

     Net rent expense included in the accompanying consolidated statements of operations is as follows (in thousands):

                                                              YEARS ENDED SEPTEMBER 30,
                                                           --------------------------------
                                                             1996        1995        1994
                                                           --------     -------     -------
     Base rentals........................................  $ 39,312     $42,135     $43,185
     Contingent rentals (based on sales).................       924         330          35
     Sublease rental income..............................   (17,626)    (19,620)    (20,796)
                                                           --------     -------     -------
                                                           $ 22,610     $22,845     $22,424
                                                           ========     =======     =======

     Future minimum lease payments and sublease income receipts under noncancellable operating leases as of September 30, 1996 are as follows (in thousands):

                                                                     PAYMENTS     RECEIPTS
                                                                     --------     --------
     1997..........................................................  $ 38,834     $ 15,431
     1998..........................................................    35,245       13,269
     1999..........................................................    30,675       10,841
     2000..........................................................    22,416        8,165
     2001..........................................................    13,288        5,664
     Thereafter....................................................    28,663        7,615
                                                                     --------     --------
                                                                     $169,121     $ 60,985
                                                                     ========      =======

     Approximately $1,911,000 and $3,000,000 of these future minimum lease payments are included in accrued store closure costs in the consolidated balance sheet at September 30, 1996 and 1995, respectively.

(11)  EMPLOYEE BENEFIT PLANS

     The Company has a contributory profit sharing plan for employees in the U.S. meeting certain service requirements as defined in the plan. The Company's contribution to the plan consists of a minimum matching contribution plus an additional performance contribution. Profit sharing plan expenses, which are included in selling, general and administrative expenses, amounted to $1,224,000, $1,279,000 and $1,010,000 in 1996, 1995 and 1994, respectively. The
Company also has retirement plans for employees of foreign subsidiaries.

(12)  SALE OF FRANCHISE NOTES RECEIVABLE

     Prior to fiscal year 1994, the Company sold approximately $72,500,000 of franchise notes receivable with limited recourse to a large banking institution for $81,000,000 in cash. The limited recourse provisions require Pearle to reacquire all of the notes under certain circumstances, including failure to maintain properties in good order, failure to deliver a monthly statement, or false or misleading representations. Additionally, under other circumstances, such as default, Pearle is required to repurchase the individual note involved. Such repurchases are limited to 28% of the aggregate purchase price of all notes ($6,460,000 and $8,517,000

PEARLE, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED

remaining repurchase exposure at September 30, 1996 and 1995, respectively). The notes are secured by inventory, receivables and fixed assets of the franchised stores.

(13) POSTRETIREMENT BENEFIT PLANS

     Prior to February 1993, the Company and its subsidiaries provided health care and other benefits to substantially all retired employees and covered dependents. Generally, employees who have attained certain age and service requirements were eligible for these benefits.

     Net postretirement benefit cost, included as a component of selling, general and administration expenses, consisted of the following components:

                                                                  YEARS ENDED SEPTEMBER 30,
                                                               --------------------------------
                                                                 1996        1995        1994
                                                               --------     -------     -------
Interest cost on accumulated postretirement benefit
  obligation.................................................  $ 42,100     $77,400     $76,800
Amortization of unrecognized gain............................   (19,700)         --          --
                                                               --------     -------     -------
          Net postretirement benefit cost....................  $ 22,400     $77,400     $76,800
                                                               ========     =======     =======

     The actuarial present value of the accumulated postretirement benefit obligation as recognized in the consolidated balance sheets at September 30, 1996 and 1995, respectively, is $589,200 and $978,000, and relates solely to existing retirees.

     The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 7.5% in 1996 and these rates are anticipated to ratably decline to 5% by 2006. A one-percentage-point increase in the assumed health care cost trend rate for each year would increase the accumulated postretirement benefit obligation by approximately $46,600 and net postretirement health care cost by approximately $3,500 as of September 30, 1996. The assumed discount rate used in determining the accumulated postretirement benefit obligation was 7.5%.

(14) COMMITMENTS AND CONTINGENCIES

     The Company is engaged in various legal proceedings and has certain unresolved claims pending. The ultimate liability, if any, for the aggregate amounts claimed cannot be determined at this time. Management of the Company, based upon consultation with legal counsel, is of the opinion that there are no matters pending or threatened which are expected to have a material adverse effect on the Company's consolidated financial condition, results of operations or liability.

     The Company has certain commitments to purchase advertising in fiscal year 1997 approximating $11,205,500.

(15) DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amounts of cash and cash equivalents, trade and other receivables and payables approximate fair value due to the short maturity of those instruments.

     Franchise notes receivable and the payable to Parent and affiliated companies bear interest at floating rates based on market rates and are adjusted quarterly; therefore, the carrying value of these instruments approximates fair value.

PEARLE, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED

(16) SELECTED FINANCIAL DATA FOR EUROPEAN OPERATIONS

     The following summary sets forth selected financial information for the Company's European operations in Netherlands and Belgium included in the Company's consolidated financial statements:

                                                                   YEARS ENDED SEPTEMBER 30,
                                                                -------------------------------
                                                                 1996        1995        1994
                                                                -------     -------     -------
Total revenues................................................  $63,817     $59,841     $48,704
Cost of sales, including buying and occupancy costs...........   35,849      33,372      26,805
Selling, general and administrative expenses..................   20,177      19,583      17,974
Amortization and impairment of intangible assets..............      238         236         209
                                                                -------     -------     -------
     Operating income.........................................    7,553       6,650       3,716
Interest expense (income), net................................     (488)       (429)        (99)
Income tax provision..........................................    2,510       2,135       1,216
                                                                -------     -------     -------
     Net income...............................................  $ 5,531     $ 4,944     $ 2,599
                                                                =======     =======     =======

Total depreciation and amortization...........................  $ 3,563     $ 3,373     $ 2,996
Capital expenditures..........................................    3,193       3,279       2,272

Cash..........................................................  $ 1,380     $ 8,812     $ 4,751
Total current assets..........................................   19,178      26,048      20,627
Total assets..................................................   38,274      47,311      40,229
Total current liabilities.....................................    9,107       6,680       6,158
Payable to Company and affiliated companies...................   (8,028)     (3,985)     (1,917)
Stockholder's equity..........................................   34,339      41,049      33,292

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

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        NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER CON-TAINED HEREIN OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OTHER PERSON. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                               ------------------

                               TABLE OF CONTENTS

                                            PAGE
                                            -----
Available Information...................        i
Prospectus Summary......................        1
Risk Factors............................       16
The Exchange Offer......................       22
The Company.............................       32
The Transactions........................       33
Use of Proceeds.........................       34
Capitalization..........................       35
Unaudited Pro Forma Condensed
  Consolidated Financial Data...........       36
Selected Historical Financial and Other
  Data..................................       44
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations............................       48
Business................................       55
Management..............................       73
Principal Stockholders..................       82
Description of Other Indebtedness.......       85
Description of the Notes................       87
Plan of Distribution....................      110
Legal Matters...........................      111
Independent Public Accountants..........      111
Index to Financial Statements...........      F-1

     Until May 1, 1997, (90 days after the date of this Prospectus), all dealers effecting transactions in the Exchange Notes, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addition to the obligation of dealers to deliver a Prospectus when selling Exchange Notes received in exchange for Original Notes held for their own account. See "Plan of Distribution."
-------------------------------------------------------------------------------
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                                  $150,000,000

                               COLE NATIONAL LOGO

                                 COLE NATIONAL

                                  GROUP, INC.

                             OFFER TO EXCHANGE ITS
                           9 7/8% SENIOR SUBORDINATED
                              NOTES DUE 2006 WHICH
                         HAVE BEEN REGISTERED UNDER THE
                           SECURITIES ACT FOR ANY AND
                         ALL OUTSTANDING 9 7/8% SENIOR
                          SUBORDINATED NOTES DUE 2006

                              -------------------

                                   PROSPECTUS

                              -------------------

                                JANUARY 31, 1997

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